1927

04046081

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Regenera Limited

*CURRENT ADDRESS Ground Floor
117 Stirling Highway
NEDLANDS WA 6009
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

FILE NO. 82- 34831 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: DBS

DAT : 11/10/04

REGENERA

82-34831



REGENERA LIMITED ABN 35 107 371 460

PROSPECTUS

AN OFFER OF 16,000,000 SHARES AT AN ISSUE PRICE OF $0.50 EACH TO RAISE $8,000,000.

OVERSUBSCRIPTIONS OF UP TO A FURTHER 8,000,000 SHARES AT AN ISSUE PRICE OF $0.50 EACH TO RAISE UP TO A FURTHER $4,000,000 MAY BE ACCEPTED.

IMPORTANT INFORMATION

This is an important document that should be read in its entirety. If you do not understand it you should consult your professional advisers without delay. The Shares offered by this Prospectus should be considered speculative.

This Prospectus is dated 8 April 2004 and was lodged with the ASIC on that date. The ASIC and its officers take no responsibility for the contents of this Prospectus or the merits of the investment to which the Prospectus relates.

No securities may be issued on the basis of this Prospectus after the expiry date, being the date 13 months after the date of this Prospectus.

Application will be made to ASX within seven (7) days after the date of this Prospectus for Official Quotation of the Shares the subject of this Prospectus.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any of these restrictions. Failure to comply with these restrictions may violate securities laws. Applicants who are resident in countries other than Australia should consult their professional advisers as to whether any governmental or other consents are required or whether any other formalities need to be considered and followed.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

It is important that investors read this Prospectus in its entirety and seek professional advice where necessary. The securities the subject of this Prospectus should be considered speculative.

WEB SITE – ELECTRONIC PROSPECTUS

A copy of this Prospectus can be downloaded from the website of Regenera Limited **(the Company)** at www.regenera.com.au Any person accessing the electronic version of this Prospectus for the purpose of making an investment in the Company must be an Australian resident and must only access the Prospectus from within Australia.

The Corporations Act prohibits any person passing onto another person an Application Form unless it is attached to a hard copy of this Prospectus or it accompanies the complete and unaltered version of this Prospectus. Any person may obtain a hard copy of this Prospectus free of charge by contacting the Company.

EXPOSURE PERIOD

This Prospectus will be circulated during the Exposure Period. The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the raising of funds. Potential investors should be aware that this examination may result in the identification of deficiencies in the Prospectus and, in that circumstance any application that has been received may need to be dealt with in accordance with Section 724 of the Corporations Act.

Applications for Shares under this Prospectus will not be accepted by the Company until after the expiry of the Exposure Period. No preference will be conferred on persons who lodge applications prior to the expiry of the Exposure Period.

Directors
Mr. Tony Fitzgerald – Non Executive Chairman
Dr. William Ardrey IV– Chief Executive Officer
Mr. Finian MacCana – Non Executive Director
Mr. Stephen Newman – Non Executive Director

Advisory Committee
Dr. Philip Penfold – Chief Scientific Advisor
Dr. Donald Sanders - U.S. Regulatory Affairs

Company Secretary
Mr. Evan Cross

Australian Business Number
ABN 35 107 371 460

Registered Office
Ground floor
117 Stirling Highway
NEDLANDS WA 6009

Principal Place of Business
Ground floor
117 Stirling Highway
NEDLANDS WA 6009
Telephone: 61 8 9389 5933
Facsimile: 61 8 9389 5944

Postal Address
PO Box 1150
NEDLANDS WA 6909
E-mail: admin@regenera.com.au
Website www.regenera.com.au

Independent Accountant and Auditor
HLB Mann Judd
15 Rheola Street
WEST PERTH WA 6005

Share Registry
Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St Georges Terrace
PERTH WA 6000
Telephone: 61 8 9323 2000
Facsimile: 61 8 9323 2033

Corporate Advisors
HealthTec Growth Partners
Mr. Vlado Bosanac - Principal
Suite 1
117 Stirling Highway
NEDLANDS WA 6009
Telephone 61 8 9389 5933
Facsimile 61 8 9389 5944

Solicitors to the Offer
Steinepreis Paganin
Lawyers & Consultants
Level 14, Citibank House
37 St Georges Terrace
PERTH WA 6000

Patent Attorneys
Wray & Associates Patent Attorneys
Level 4
1 William Street
PERTH WA 6000

Dear Investor

On behalf of the board of Regenera Limited I am pleased to present this Prospectus.

The ophthalmology market has seen four previous waves of new developments, namely contact lenses, intra-ocular lenses, refractive laser surgery and prostaglandin anti-glaucoma therapy that have all developed into substantial global markets. Diseases of the "back of the eye" have recently been referred to as the "fifth wave" of opportunity in the field, as their incidence is increasing and there are few currently available treatments.

Age-related macular degeneration is the most common and debilitating of the back of the eye diseases and is the leading cause of irreversible blindness in the developed world for people over 50 years of age. There is no cure and current treatments are either very expensive or only suitable to a small sub-group of patients.

In the U.S, between 13 and 15 million people suffer from this particular eye disease and there are approximately 1.6 million people that are visually impaired as a result. In Australia, it is estimated that 800,000 people (1 in 7 Australians over the age of 50) have some form of AMD and that 108,000 have the late stages of the disease, that is, severe visual loss in one or both eyes.

Diabetic retinopathy is another significant disease of the back of the eye that affects about 5.3 million adults in the U.S. and can progress to the more severe disease diabetic macular edema.

Demographic factors such as increased life expectancy, increased incidence of vascular diseases and long term effects from smoking, all contribute to the incidence of age related eye-diseases. The number of people with these diseases and the visual impairment that results is expected to double within the next three decades thus increasing the demand for a cost effective treatment.

Regenera was established specifically to take advantage of global opportunities for emerging treatments for AMD, diabetes related eye diseases and other inflammatory eye diseases. These opportunities include the lead product Visagen as a potential treatment for these diseases and an innovative drug injection kit for improved administration of the drug to the eye.

Visagen has been in development for several years and is now a patented treatment for AMD and a potential treatment for a range of other diseases. The project to develop a treatment was initiated and managed by a team of leading doctors and scientists at The University of Sydney and has progressed to the point where expertise in the commercialisation of pharmaceutical products for a global market is required to manage the exciting next phase of development.

Regenera brings to the project team substantial experience in the commercialisation process of pharmaceutical and healthcare products and services to ensure that the range of products under development are progressed through the regulatory approval process and brought to market as quickly and effectively as possible.

Inflammatory eye diseases represent a substantial and growing area of unmet medical need and represent a large and growing potential market opportunity. With this in mind, Regenera aims to be a leading Australian pharmaceutical company with specific emphasis on developing innovative world class products to treat a range of eye diseases.

The Directors join me in offering investors the opportunity to participate in the ownership of Regenera.

Yours sincerely

Mr. Tony Fitzgerald
Chairman

1.1 Important Notice

This section is not intended to provide full information for investors intending to apply for Shares offered pursuant to this Prospectus. This Prospectus should be read and considered in its entirety.

1.2 Summary of the Offer

By this Prospectus, the Company invites investors to apply for 16,000,000 Shares at an issue price of $0.50. Oversubscriptions of up to 8,000,000 Shares at an issue price of $0.50 may be accepted by the Company.

1.3 Indicative Timetable

Lodgement of Prospectus with the ASIC
Thursday, 8 April 2004

Opening Date
Wednesday, 21 April 2004

Closing Date (5:00pm WST)
Friday, 21 May 2004

Despatch of Holding Statements
Tuesday, 25 May 2004

Expected date for listing on ASX
Thursday, 27 May 2004

The above dates are indicative only and may change without notice. The Company reserves the right to extend the Closing Date or close the Offer early without notice.

1.4 Objective

The Company's initial objective is to acquire an equity interest of 51% in Retmed Pty Ltd, the current holder of the global licence rights relating to Visagen and other related products and devices. Retmed has developed Visagen to treat certain variants of age-related macular degeneration and is also in early stage development of products to treat other diseases of the eye.

The intellectual property includes ownership of a U.S patent for the application of Visagen as a specific treatment for macular degeneration and a provisional patent for an innovative drug injection system to improve the accuracy and effectiveness of administering intravitreal injections.

The Company has a strong executive team and, in conjunction with Retmed, has developed an appropriate strategy, business plan and marketing plan for the commercialisation of Visagen and the phased introduction of subsequent products. The Company will manage the process of commercialising, branding and marketing the technologies to address the growing demand for safe and cost effective treatments for inflammatory eye diseases.

In support of the commercialisation objective, the Company will actively pursue regulatory approval for Visagen and subsequent products with the U.S. Food and Drug Administration **(FDA)**, Therapeutic Goods Administration **(TGA)** in Australia and will seek CE Mark certification applicable to the European Union and similar authorities in other countries as required.

Concurrent with pursuing registrations applicable to pharmaceutical products, the Company will establish appropriate relationships with potential licensees to manufacture, sell and distribute the products and to train and educate the end users i.e. ophthalmologists and other applicable medical professionals.

The Company may also pursue opportunities for joint initiatives with other companies who may have current or potential therapies whose efficacy could be enhanced when combined with Visagen or the Company's other products.

The Company will also seek to develop relationships with relevant stakeholder organisations that share a commitment to promoting improved treatments for AMD; including Macular Degeneration Foundations in the U.S. and Australia, Ophthalmologist and Retinologist professional associations, Eye Institutes and others as appropriate.

The primary focus will be on the U.S. market as 40% of new cases of AMD are diagnosed in the U.S and Retmed has a U.S patent for its product.

Following the completion of the Offer, the Company will have sufficient working capital to carry out these objectives.



Use of Funds

Subscription for shares in Retmed for use as working capital in clinical trials and commercialisation of Visagen	**3,363,000**
Acquisition of additional shares in Retmed from existing shareholders to acquire a further 10% interest in Retmed Pty Ltd	**2,000,000**
Expenses of Offer	**854,000**
Operations and General working capital	**1,783,000**
Total	**$8,000,000**

1.5 Use of Funds

It is intended to apply funds raised from the Offer to subscribe for shares in Retmed, fund further product development, obtain regulatory approvals and negotiate licensing, manufacturing, distribution and other commercial arrangements.

The anticipated use of funds is as tabled.

Use of Oversubscription Funds

Product extensions and expansion	**43.7%**
Expenses of Offer	**5.2%**
Operations and General working capital	**51.1%**
Total	**100.0%**

It is intended that any funds raised over and above the minimum subscription of $8,000,000 will be applied as tabled.

Capital Structure

Shares	**Number**
Shares on issue at date of Prospectus	19,976,435
Shares now offered	16,000,000
Total Shares on issue at completion of the Offer	35,976,435 [2]
Options	**Number**
Options on issue at date of Prospectus Exercisable at $0.60	21,476,432
Total Options on issue at completion of the Offer	21,476,432
Performance Shares	**Number**
Class A Performance Shares on issue at date of Prospectus	5,000,000
Class B Performance Shares on issue at date of Prospectus	5,000,000
Class C Performance Shares on issue at date of Prospectus	10,000,000
Class D Performance Shares on issue at date of Prospectus	10,000,000
Class E Performance Shares on issue at date of Prospectus	15,000,000
Class F Performance Shares on issue at date of Prospectus	20,000,000
Total Performance Shares on issue at completion of the Offer	**65,000,000**

1.6 Capital Structure

The capital structure of the Company following completion of the Offer (assuming no oversubscriptions) is summarised in the adjacent table [1].

Notes:

1.Following completion of the Offer and successful listing of the Company's Shares on ASX, the Directors propose to proceed with a rights issue of Options to all shareholders registered as members on that date which is approximately 3 months after the date the Company's Shares commence trading on ASX. Please refer to Section 2.8 for further details.

2. In the event oversubscription are received and accepted by the Company, up to a further 8,000 000 Shares may be allocated and issued.

2.1 The Offer

By this Prospectus, the Company offers for subscription up to 16,000,000 Shares at an issue price of $0.50 per Share to raise $8,000,000.

The Company reserves the right to accept oversubscriptions of up to a further 8,000,000 Shares at an issue price of $0.50 to raise up to a further $4,000,000.

The maximum amount that may be raised under this Prospectus is therefore $12,000,000.

The Shares offered under this Prospectus will rank equally with the existing Shares on issue.

2.2 Application for Shares

Applications for Shares by investors must be made using the Application Form. Payment for the Shares must be made in full at the issue price of $0.50 per Share. Applications for Shares must be for a minimum of 4,000 Shares. Completed Application Forms and accompanying cheques must be mailed to:

Regenera Limited
C/- Computershare Investor Services Pty Ltd
GPO Box D182
PERTH WA 6840

or, delivered to:

Regenera Limited
C/- Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St Georges Terrace
PERTH WA 6000

Cheques should be made payable to "Regenera Limited – Share Application Account" and crossed "Not Negotiable". Completed Application Forms must reach the Share Registry by no later than the Closing Date.

2.3 Allotment

Subject to ASX granting approval for the Company to be admitted to the Official List, allotment of Shares offered by this Prospectus will take place as soon as practicable after the Closing Date. Prior to allotment, all application monies shall be held by the Company on trust. The Company, irrespective of whether the allotment of Shares takes place, will retain any interest earned on the application monies.

The Directors reserve the right to allot Shares in full for any application or to allot any lesser number or to decline any application. Directors may in their discretion give preference to Shareholders in accepting applications under the Offer. Where the number of Shares allotted is less than the number applied for, or where no allotment is made, the surplus application monies will be returned by cheque to the applicant within seven (7) days of the allotment date.

2.4 Minimum Subscription

The minimum amount to be raised pursuant to this Prospectus is $8,000,000. If the minimum amount has not been raised within 4 months after the date of this Prospectus, all applications will be dealt with in accordance with the Corporations Act.

2.5 ASX Listing

The Company will apply to ASX within seven (7) days after the date of this Prospectus for admission to the Official List and for Official Quotation of the Shares offered under this Prospectus. If ASX does not admit the Shares offered by this Prospectus to Official Quotation within three (3) months after the date of this Prospectus, or such longer period as is permitted by the Corporations Act, none of the Shares offered by this Prospectus will be allotted or issued. In these circumstances, all applications will be dealt with in accordance with the Corporations Act.

2.6 Applicants outside Australia

This Prospectus does not, and is not intended to, constitute an offer in any place or jurisdiction, or to any person to whom, it would not be lawful to make such offer or to issue this Prospectus. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. No action has been taken to register or qualify these Shares or otherwise permit a public offering of the Shares the subject of this Prospectus in any jurisdiction outside Australia.

It is the responsibility of applicants outside Australia to obtain all necessary approvals for the allotment and issue of Shares pursuant to this Prospectus. The return of a completed Application Form will be taken by the Company to constitute a representation and warranty by the applicant that all relevant approvals have been obtained.

2.7 Underwriting

The Offer is not underwritten. However, the Company reserves the right to pay broker handling fees of up to 5% of the funds raised in respect of valid Application Forms submitted to the Company bearing a broker stamp and accepted by the Company.

2.8 Future Capital Raising

The Directors propose to proceed with a rights issue of Options on a one (1) for two (2) basis at an issue price of 0.5 cents per Option to all shareholders registered on the share register at that date which is approximately three months after the Shares commence trading on ASX. The Company will apply to ASX to have these Options listed for Official Quotation.

A disclosure document will be made available when the Options referred to above are offered by the Company. Anyone who wants to acquire Options under the rights issue will need to complete an application form that will be in, or will accompany, the disclosure document.

2.9 CHESS

The Company will apply to participate in the Clearing House Electronic Subregister System (CHESS). CHESS is operated by ASX Settlement and Transfer Corporation Pty Ltd (ASTC), a wholly owned subsidiary of ASX, in accordance with the ASTC Settlement Rules and Listing Rules.

Under CHESS, the Company will not issue certificates to investors. Instead, Share and Option holders will receive a statement of their holdings in the Company. If an investor is broker sponsored, ASTC will send a CHESS statement.

2.10 Risk factors

Prospective investors in the Company should be aware that subscribing for securities the subject of this Prospectus involves a number of risks. These risks are set out in Section 7 of this Prospectus and investors are urged to consider those risks carefully (and if necessary, consult their professional adviser) before deciding whether to invest in the Company.

The risk factors set out in Section 7, and other general risks applicable to all investments in listed securities not specifically referred to, may in the future affect the value of the Shares. Accordingly, an investment in the Company should be considered speculative.

2.11 Privacy Act

If you complete an application for Shares, you will be providing personal information to the Company (directly or by the Share Registry). The Company collects holds and will use that information to assess your application, service your needs as a shareholder, facilitate distribution payments and corporate communications to you as a shareholder and carry out administration.

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and the Share Registry.

You can access, correct and update the personal information that we hold about you. Please contact the Company or the Share Registry if you wish to do so at the relevant contact numbers set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information are governed by legislation including the Privacy Act 1988 (as amended), the Corporations Act and certain rules such as the ASTC Settlement Rules. You should note that if you do not provide the information required on the application for Shares, the Company may not be able to accept or process your application.

2.12 Financial Forecasts

The Directors have considered the matters set out in ASIC Policy Statement 170 and believe that they do not have a reasonable basis to forecast future earnings on the basis that the operations of the Company are inherently uncertain. Accordingly, any forecast or projection information would contain such a broad range of potential outcomes and possibilities that it is not possible to prepare a reliable best estimate forecast or projection.

3.1 Corporate Background

Retmed was established in 2001 by Dr. Philip Penfold for the purpose of commercialising a platform of proprietary therapeutics for the treatment of eye diseases with an inflammatory component and age-related macular degeneration in particular. The shareholders include Dr. Penfold, The University of Sydney and Regenera.

Retmed has an exclusive worldwide license for a portfolio of eye care related intellectual property from the University of Sydney, including an issued U.S. patent for the use of triamcinolone acetonide in the eye for treatment of inflammatory conditions of the macular. Retmed is also developing additional complementary intellectual property relating to improved methods of treatment of these diseases and an innovative drug injection device (please refer to the Intellectual Property Report in Section 6 of this Prospectus for further details).

Regenera Limited was registered on 12 December 2003 for the purpose of acquiring an initial equity interest in Retmed, the developer of Visagen and related products. Since registration, the Company has undertaken due diligence and exclusive negotiation with the shareholders in Retmed resulting in a Share Subscription Agreement to acquire an initial 31% equity interest in Retmed and two call options, each over an additional 10% of Retmed's issued capital.

The Company intends to exercise these call options as soon as possible after the minimum subscription under this Prospectus has been achieved. (Please refer to Section 8.5 of this Prospectus for a summary of the terms and conditions of the Share Subscription Agreement and the Shareholders' Agreement).

The investment by the Company in Retmed will provide funding and expertise to manage the commercialisation of Visagen and future products and signifies the commencement of the major step toward bringing these products to market.

3.2 Company Objectives

To date Retmed's scientific team has undertaken research, development and testing of Visagen, commenced development of other potential ophthalmic treatments and developed an innovative injection device for the improved effectiveness of drug injections into the eye.

The Company's short term objectives and primary purpose of the capital raising include:

1. accelerating the activities required to obtain regulatory approval, and
2. developing and executing a commercialisation plan for both Visagen in its current formulations and the innovative injection device.

Longer term objectives include:

1. expanding the range of approved indications for Visagen as a treatment for additional eye diseases such as diabetic retinopathy, a leading cause of blindness in the developed world for people aged under 60 years and other diabetes related eye diseases such as diabetic macular edema.
2. developing enhanced versions of Visagen to extend the longevity of the treatment.
3. identifying and in-sourcing of compounds developed by other companies that may complement or improve the effectiveness of Visagen.
4. identifying potential co-therapy opportunities with other treatment providers.

Independent analysts have estimated that the global market value for potential treatments for the identified group of eye diseases exceeds $2 billion per annum with anticipated strong growth in the years ahead.

The ultimate objective is to become a leading Australian pharmaceutical company with specific emphasis on developing innovative world class products to treat a range of eye diseases.



3.3 The Business Environment

Age-related macular degeneration **(AMD)** is the most common and debilitating form of the back of the eye diseases. It is the leading cause of legal blindness and severe vision impairment in the developed world. There is no cure and current treatments are either very expensive or only suitable to a small sub-group of patients.

In the U.S between 13 and 15 million people suffer from this particular back of the eye disease, whilst in Australia, it is estimated that 800,000 people (1 in 7 Australians over the age of 50) have some form of AMD and that 108,000 have the late stages of the disease, that is, severe visual loss in one or both eyes.

The more aggressive form of the disease 'wet' AMD is suffered by 10-15% of patients but accounts for 90% of the cases of severe vision loss resulting from the disease. In the U.S. approximately 1.6 million people aged 50 or older are considered visually impaired as a result of wet AMD and there are approximately 200,000 newly diagnosed cases each year of the wet form of the disease.

Diabetic retinopathy **(DR)** is another significant disease of the back of the eye that affects, in various degrees, about 5.3 million adults in the U.S. and can progress to the more severe disease diabetic macular edema **(DME)**.

Demographic factors such as increased life expectancy, maturing of the 'baby boom' population, increased incidence of vascular diseases and long term effects from smoking, all contribute to the expected increase in the future incidence of age related eye-diseases.

In the year 2000 in the U.S. there were 34.7 million people aged 65 or older representing 12.6% of the total population. The number of people in this age group in 2030 is projected to increase to 69.3 million and represent 20.0% of the total population. Similarly, in Australia during the same period the number of people in this age group is expected to more than double from 2.4 million to over 5.0 million as the general population increases and as this group, as a proportion of the total population, increases from 12.4% to a projected 21.3%.

The number of people with these diseases and the visual impairment that results is expected to double within the next three decades thus increasing the demand for cost effective treatments for this group of lifestyle diminishing diseases.

There are substantial individual, government and societal cost associated with AMD, DR, DME and related diseases in terms of direct cost of current treatments and indirect costs as sufferers become more dependent on family, friends and nursing assistance. This is compounded by sufferers becoming more at risk of accidental injury as a result of impaired vision.

It is estimated that blindness and vision impairment cost the U.S. federal government more than $US 4 billion annually in benefits and lost taxable income, whilst broader estimates put the economic cost of global blindness as high as $US 28 billion per annum, suggesting that treatments for eye diseases are of significant humane and economic benefit. The high and increasing societal costs of vision impairment imply that governments should be supportive of initiatives that seek to reduce the incidence of vision impairment.

3.4 Products

Visagen's active ingredient triamcinolone acetonide **(TA)** is an established and proven synthetic corticosteroid which has been used for many years as a treatment for such problems as arthritis, allergies and dermatoses. More recently clinical studies in Germany, the U.S and Australia have demonstrated the effectiveness of triamcinolone acetonide in treating AMD both as a stand alone therapy and in conjunction with certain other treatments.

In addition to Visagen, there are a pipeline of products based on triamcinolone acetonide in early stage development intended to treat DR and other retinal diseases which each represent substantial existing and growing markets.

The Company, through its investment in Retmed, will focus on developing and improving formulations of Visagen including a slow release version with improved duration that is suitable for vitreal injection into the eye which aims to reduce the frequency of the treatment.

To further enhance the effective delivery of this drug to the back of the eye, Retmed's scientists have developed an innovative injection device and plaque for improved administration of injectable treatments into the eye. This injection device should improve the effectiveness of the procedure for both the patient and the physician.

3.5 Business Strategy

There is a substantial and growing market both demographically and geographically for an improved and cost effective treatment for the identified family of eye diseases.

The business strategy has three phases that aim in the short term to commercialise Visagen and the innovative injection device and in the longer term to expand the range of products and services to achieve the goal of becoming a world class pharmaceutical business focused on developing improved treatments for eye diseases.

Much of the Company's efforts will be directed towards the U.S. market where Retmed holds existing patent rights and which is by far the largest value market for eye diseases with an inflammatory component.

Clinical Development

Some ophthalmologists in the U.S. currently use triamcinolone acetonide as part of the patient's treatment for AMD. Over the coming twelve months the Company intends to conduct a definitive clinical study in line with regulatory authority standards on Visagen's efficacy in the treatment of AMD. The proposed study would be managed by a research facility in Australia. A second concurrent study is planned to demonstrate the efficacy of using a Visagen based product to treat diabetic retinopathy.

The successful completion of these planned Phase III clinical trials would then provide a platform for both accelerated registration of the product and for potential global licensing transactions with pharmaceutical industry partners.

The injection device would also be tested in appropriate clinical trials and in line with current good manufacturing practices applicable to medical devices.

Commercialisation

The Company will aim to accelerate the activities required for Visagen to obtain regulatory approval in the identified major geographic markets, primarily the U.S, Europe, Japan and Australia. The fact that TA is a registered steroid product that has been approved and is in widespread use for other indications in major markets will assist to make the regulatory approval process significantly shorter than for a novel pharmaceutical compound.

The Board, executive team and advisory committee have extensive experience obtaining regulatory approvals and will seek designation for fast track approval from regulators where possible.

The Company and Retmed will aim to establish licensing relationships with pharmaceutical companies that have the capacity to manufacture, promote and distribute the products in these markets. The Company does not intend to invest directly in capital intensive activities such as developing production facilities or a dedicated sales force.

Product Development and Expansion

The Company will support Retmed to further develop and test its innovative injection device with a view to commercialising a kit comprising the device and a pre-filled dosage of Visagen. Ongoing research and development will be undertaken to improve Visagen and related future products, particularly as regards its duration of action. This factor is an important determinant in the medium term for both payor and patient support for these therapies.

The Company and Retmed will aim to identify strategic alliance opportunities with other eye treatment providers where the development of a co-therapy solution may enhance the effectiveness of the patients' treatment and be mutually beneficial for the Company and its alliance partner.

The Company and Retmed will focus on developing an expanded product pipeline by examining additional potential applications for Visagen to treat other inflammatory eye diseases.

Other existing compounds that already have regulatory approval but which may be reformulated into new products with specific application in treating diseases of the eye may be considered. Alternate compounds would only be considered where the Company believes it can add value in the commercialisation process and where the potential product enhances the core strategy of delivering improved treatments for the identified target diseases.

The Company may also consider acquisitions or in-licensing of projects or pharmaceutical technologies and other intellectual property with a view to commercialisation or where it may enhance the effectiveness of Visagen. At the date of this Prospectus, neither the Company nor Retmed is considering any such acquisitions.

3.6 Regulatory Approval Process for Visagen

The pharmaceutical value chain shown below, outlines the main steps involved from identifying potential therapeutic compounds, through the various clinical trial phases and ultimately to an approved registered product that can then be sold to the end user.

During preclinical drug development, the objective is to evaluate the drug's safety and pharmacologic effects.

Phase I clinical trials include the initial introduction of an investigational new drug into humans. These studies are closely monitored and may be conducted in patients, but are usually conducted in healthy volunteer subjects. These studies are designed to determine the metabolic and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

Regulatory Approval Process for Pharmaceutical Products


Clinical Trials
Go to Market
Phase 1
Phase 2
Phase 3

During Phase I, sufficient information about the drug's pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid, Phase II studies. The total number of subjects included in Phase I studies varies based on the nature of the drug, but is generally in the range of twenty to eighty.

Phase II includes the early controlled clinical studies conducted to obtain some preliminary data on the effectiveness of the drug for a particular indication or indications in patients with the disease or condition. This phase of testing also helps determine the common short-term side effects and risks associated with the drug.

Phase III studies are typically well-controlled, closely monitored, and may involve several hundred people. Study design will usually include clear input from the applicable regulators.

Phase III studies are expanded controlled and uncontrolled trials. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained in Phase II, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug. Phase III studies also provide an adequate basis for extrapolating the results to the general population and transmitting that information in the physician labeling.

Following successful Phase III studies a product may then gain registration from the TGA or FDA and be available for sale and distribution.

The active ingredient of Visagen, TA, has been registered for use for many years to treat a range of inflammatory diseases and it will have previously gone through Phase I and Phase II studies to meet the requirements outlined above.

In order to obtain FDA approval for the sale of Visagen in the U.S for specific indications of diseases of the eye it is intended to undertake a comprehensive Phase III trial which will include patients with AMD using Visagen in its current formulation in carefully controlled product trials.

Validation of Visagen's success would involve specialised visual assessment tools such as Logmar and ETDRS acuity tests to determine the effect with regard to vision and the use of fluorescein angiography scans to track any physical effects or changes to the macula specifically and the retinal area.

As outlined in the Company's strategy with regard to future product development, the Company and Retmed will look for opportunities to reformulate proven existing drugs that may then have a new potential application as a treatment for eye diseases. The objective is that the regulatory approval process and time to market is significantly shorter than the approval process for a newly developed compound.

Product Developments

The main focus on products will be to commence appropriate clinical trials as soon as practical. The product strategy includes a primary focus on getting Visagen in its current formulation to market to address an identified and unmet medical need.

In support of the market release of Visagen, Regenera and Retmed will also seek to commercialise the injection device. This device has the potential to be sold independently as a device to improve the accuracy and patient comfort of injections to the eye and more specifically as a 'kit' that includes a pre-filled single dose of Visagen for use by ophthalmologists.

The third stage of product development will be to develop a slow release version of Visagen intended to increase the duration of the treatment thus reducing the frequency of patient visits.

3.7 How the Eye Works


LENS
RETINA
VITREOUS GEL
MACULA
OPTIC NERVE
CORNEA

Light is focussed onto the retina, the light sensitive layer on the back of the eye, via the front of the eye, the cornea, iris, pupil and lens. The retina, being sensitive to light, acts like film in a camera capturing images via photoreceptor cells called rods and cones. These convert the signals into electrical energy which travels via the optic nerve to the brain where this information is processed and interpreted.

The macula is the name given to the central area of the retina responsible for detailed vision and most colour vision. The macula is about 1.5mm in diameter and is responsible for the detailed vision necessary to read, recognise faces, drive a car and any activity that requires fine vision.

The peripheral retina provides the ability to see general shapes and this side vision is necessary so we can move safely in our everyday environment.

3.8 Age-related Macular Degeneration

Overview

Macular degeneration is the name given to the group of degenerative diseases that cause progressive loss of central vision, leaving only peripheral or side vision intact. It is usually related to ageing and most frequently affects people over 50 years of age, thus it is commonly referred to as Age-related macular degeneration, though young people can also be affected by inherited forms of the disease.

The exact cause of macular degeneration is unknown and there is currently no cure available so the focus has been on treating symptoms. Existing treatments are either very expensive or only applicable to sufferers of certain variants of AMD.

Macular degeneration is progressive and painless and whilst not leading to total blindness, the loss of central field of vision - both distance and close vision, affects the sufferers ability to perform tasks of daily living such as reading, writing, recognising faces, viewing TV, driving, shopping and fine detail activities.

The key symptoms of macular degeneration may include one or more of the following:

- distortion - straight lines may appear wavy or bent;
- difficulty seeing at a distance or doing detailed work;
- distinguishing faces or anything else that requires detailed vision;
- dark or empty spaces that occlude the centre of vision; and
- difficulty in seeing colours and contrast.

Many people with AMD will also have trouble adjusting quickly to changes between bright light and dim light or shadows which can make activities like driving a car particularly dangerous.

A standard test for determining if a person suffers AMD is the Amsler Grid test showing the grid with normal vision (top) and the grid with vision impaired AMD (below)



Normal vision



Vision with AMD

Age-related macular degeneration may be hardly noticeable in its early stages as quite often only one eye loses vision first, while the other eye continues to function and compensates for the loss of vision in the damaged eye. At more advanced stages sudden severe vision loss can occur in one or both eyes and the loss of central vision can be rapid.





Two types of Age-related Macular Degeneration

Dry AMD

Dry AMD is the more common form of the disease causing gradual loss of vision and accounts for 85%-90% of all AMD cases. The retina lies on top of a layer of cells called the Retinal Pigment Epithelium or RPE. When RPE cells die, the retinal cells above them also die, leading to patches of "missing" retina. This is commonly called geographic atrophy or "dry" AMD. Dry AMD is also characterised by the development of Drusen, a yellow coloured deposit that appears under the retina. Some dry AMD sufferers will later develop the more aggressive form of the disease called wet AMD.

Wet AMD

The "wet" form of AMD occurs when the RPE cells fail to stop new blood vessels (a process called angiogenesis) from within the choroid, the vascular layer underlying the retina, from growing and penetrating into the retina.

Upon entry into the retina these vessels tend to proliferate and are known as choroidal neovascularisation. These rapidly growing vessels are fragile with leaky walls and can leak fluids such as red blood cells, white blood cells, serum and fats into the retina and sub retinal space, leading to scarring of the retina and macula and thus a loss of central vision.

The centre of the macula is called the fovea. Abnormal blood vessel growth causing wet AMD can be located directly under the fovea and this is known as sub foveal wet AMD. The location of wet AMD elsewhere in the macula is called either extrafoveal or juxtafoveal wet AMD. Wet AMD is the most severe form of the disease and accounts for 10%-15% of all cases. However, it accounts for 90% of the AMD patients who suffer significant loss of vision.

There are two types of wet AMD, namely Occult and Classic. Classification is based on the patterns of the abnormal blood vessels in the macula. Classic includes blood vessels of a well defined shape whereas occult is characterised by poorly defined and inconsistently shaped blood vessels. Classic is further broken down into predominantly classic and minimally classic based on the relative proportion of the shape of the patient's abnormal blood vessels. In terms of new cases the breakdown between these three categories is roughly:

Minimally classic - 35%
Predominantly classic - 25%
Occult - 40%

The subcategories of wet AMD are relevant in regard to the commercialisation and marketing plan for Visagen. In some countries, regulatory authorities may approve treatments for particular variants of wet AMD individually and require separate application and clinical trial data to demonstrate the effectiveness of a proposed treatment for each variant of the disease.

Approximately 500,000 new cases of wet AMD are diagnosed annually worldwide. These can be broken down regionally as:

North America	200,000 cases
Europe	200,000 cases
Rest of world	100,000 cases

The relatively high incidence in North America is a function of the condition being more prevalent in Caucasians, older persons generally and that it may also go undetected in many developing countries.

3.9 Current Treatments available for wet AMD

The two therapies currently available for the treatment of wet AMD are photodynamic therapy and thermal laser treatment.

Photodynamic Therapy

Photodynamic therapy (**PDT**) uses a light-activated drug, or photosensitiser, named Visudyne(R) to treat wet AMD. The therapy involves a two-step process in which the drug is administered systemically by intravenous infusion and then a dose of low energy light is delivered to the target site to activate the photosensitiser and destroy the newly grown abnormal blood vessels.

Visudyne(R) therapy was approved by the FDA for use in the U.S. in 2000 for treatment of patients with the predominantly classic form of wet AMD representing about 25% of wet AMD sufferers. It is currently approved for use in about 72 countries and has been approved in various countries to treat all variants of wet AMD.

Visudyne(R) therapy may have side effects such as photosensitivity. A patient may be treated on a program that requires up to six treatments over an eighteen month period. This therapy requires the physician to invest in expensive laser equipment and retain paramedical personnel to assist in the intravenous infusion of the photosensitiser.

Reflecting the growing demand for treatment, few competitors and the increasing number of countries approving its usage, worldwide sales of Visudyne(R) therapy in 2002 were approximately $US 287 million, in 2003 $US 357 million and the manufacturer is forecasting sales in 2004 of $US 420 to $US 455 million.

Thermal Laser Treatment

Thermal laser treatment, also known as photocoagulation, involves the use of a high energy laser to destroy the abnormal blood vessels that are growing and leaking in the macula. This is a surgical procedure and is not subject to FDA approval. Due to the lasered portions of the retina being irreversibly destroyed, thermal laser treatment generally is used only for a minority of wet AMD patients with certain forms of the disease, in which the abnormal blood vessel growth and vessel leakage occur away from the centre of the macula.

Thermal laser treatment is generally not used for subfoveal wet AMD because of the risk of immediate and permanent vision loss resulting from the laser burns to the centre of the macula.

Patients treated with thermal laser therapy may experience blind spots, known as scotomas, as a result of the destruction of the area of the retina where the treatment is administered.

Mr. Tony Fitzgerald
Non Executive Director and Chairman

Mr. Fitzgerald is a graduate in Arts, Jurisprudence and Law and holds a Masters Degree in Public Finance. He practiced as a litigation lawyer before entering the healthcare sector where he has worked for the past eighteen years.

He has served as a Director of a variety of listed and unlisted healthcare companies both in Australia and offshore in the fields of drug development, pharmaceutical distribution, diagnostics, medical devices and more recently ophthalmology. He has significant expertise in the area of technology licensing having concluded significant transactions with European, Japanese and American pharmaceutical companies.

Mr. Fitzgerald is Managing Director of Resonance Health Limited, an ASX listed diagnostic group and serves on the board of the ASX listed medical device company RiTract Limited. He was recently appointed a director of Retmed Pty Ltd.

Mr. Fitzgerald has an extensive background in the commercialisation of healthcare related technologies, intellectual property issues and technology licensing, all of which will be of significant assistance to Regenera Limited in the commercialisation of its ophthalmological products.

Dr. William Ardrey IV
Executive Director and Chief Executive Officer

Dr. Ardrey holds a Bachelor of Science from Georgetown University, a Masters Degree from Columbia University and a PhD from the University of Western Australia. He has over 15 years experience driving product commercialisation and significant value creation in the technology and biotechnology industries.

Dr. Ardrey has won numerous awards in life sciences, such as the Australian 40-under-40 recognition for life sciences entrepreneurship, and has memberships in various medical industry and management associations such as the International Society of Refractive Surgery, American Academy of Ophthalmology and Australian New Zealand Academy of Management, and is a widely published author on technology and biotechnology commercialisation, clinical trials design, and quality of life measures for new medical products.

Dr. Ardrey is currently a director of CustomVis plc where he has served in a number of roles for this medical laser company including President and CFO. He also managed the company's IPO process in July 2003 to raise $82 million.

He publishes regularly in medical journals such as Journal of Cataract and Refractive Surgery, American Academy of Ophthalmology Proceedings, European Academy of Cataract and Refractive Surgery Proceedings, International Society of Refractive Surgery Proceedings, and various management journals.

Dr. Ardrey will add substantial experience to Regenera Limited in the commercialisation process with particular emphasis on the regulatory approval processes in the U.S., Australia and Europe, strategic planning, intellectual property management and marketing of health technology solutions.

Mr. Finian MacCana
Non Executive Director

Mr. MacCana was raised and educated in the UK and Ireland. Since graduating from the University of Manchester with Bachelor and Masters of Science degrees, and completing his professional examinations in 1973 he has been in private practice and held university teaching positions in optometry both in the UK and Australia. He has published research papers in professional and scientific journals. He is one of the four founding partners of Optomeyes, a chain of optometry businesses. His principal place of practice is Sandy Bay, Tasmania and he currently lectures part time in the Department of Anatomy and Physiology at the University of Tasmania Medical School.

Mr. MacCana's professional interests are in contact lenses and ocular disease. As the only Tasmanian member of the Australian Optometric Panel (AOP), he is often called upon to advise and comment upon the latest techniques in optometric practice. He is a director of Diabetes Australia Tasmanian Division, a former Director of Laubman and Pank Holdings Ltd, and a Fellow of the British College of Optometrists

Mr. MacCana will add depth and expertise to Regenera in regard to the views and opinions from the optometry perspective and in expanding the link with the broader eye care professional community in the identification and management of AMD.

Mr. Stephen Newman
Non Executive Director

Mr. Newman has been in the contact lens industry for nearly twenty five years. He has been involved in all aspects of contact lens design, manufacture, regulatory approval and distribution. Mr. Newman joined Igel Visioncare Pte Ltd in April 1997 as Group General Manager where he managed the upgrading of production facilities to meet U.S. FDA standards and established the company as a quality manufacturer and supplier to U.S and European markets. He assumed the role of the CEO in 2001 and lead a management buy out of part of the group which subsequently became Clearlab International Pte Ltd, based in Singapore, where he is currently responsible for research and development.

Mr. Newman was previously with Hydron, Inc. for ten years and UltraVision International Pty Ltd where his senior roles included R&D Manager responsible for the design and development of production techniques for contact lenses in Australia, the U.S., the U.K and Canada. He was also responsible for negotiating and maintaining various technology licence agreements in several countries.

Mr. Newman has presented on contact lens design and development at industry seminars in Australia and Asia and has consulted in specialist contact lens design at eye hospitals in Australia. He has also co-published several international scientific papers and lectured at optometry schools in Australian universities.

Mr. Newman's extensive international experience with design, manufacture, regulatory issues and licensing associated with optical products will add value to Regenera Limited to achieve commercialisation of its products.

Dr. Philip Penfold
Chief Scientific Advisor

Dr. Penfold has had a distinguished career in research and in particular in the area of age-related macular degeneration. He obtained his Doctor of Philosophy from Sydney University in 1988 and his thesis was entitled "Pathological Mechanisms in Age-Related Macular Degeneration". Research into this area has been a passion for many years of his life and he has delivered numerous papers and keynote addresses over the years.

He is currently a Visiting Fellow at the Research School of Biological Sciences at The Australian National University. Dr. Penfold has authored or co-authored more than 70 publications and is a world authority on retinal diseases. He has been commissioned by the international publisher Springer to edit and release internationally a text book entitled age-related Macular Degeneration: Science and Medicine in Practice (in press 2004) including chapters by the worlds leading authorities.

His depth of knowledge of AMD combined with the patents and other intellectual property that he has been instrumental in achieving will give Regenera an excellent opportunity to capitalise on Dr. Penfolds groundbreaking research into the development of treatment for this disease.

Dr. Donald Sanders
U.S. Regulatory Affairs Advisor

Dr. Sanders is an ophthalmologist with a doctorate in pharmacology. The topic of his Ph.D. thesis was the effect of non-steroidal anti-inflammatory agents on postoperative ocular inflammation. Since 1982, Dr. Sanders has been devoted to clinical research - designing, implementing, analysing, interpreting, and disseminating the results of clinical trials. Along with John Retzlaff M.D. and Manus Kraff M.D., he developed the Sanders-Retzlaff-Kraff (SRK) series of formulae for the calculation of intraocular lens power.

Dr. Sanders has had advisory roles to the U.S. FDA with respect to evaluating safety and efficacy of intraocular lenses. He is a recognized expert in the evaluation of ocular inflammation, refractive surgery, IOL power calculation, small incision cataract surgery, and the clinical uses of corneal topography and aberrometry.

Dr. Sanders is currently an Associate Professor of Ophthalmology at the University of Illinois at Chicago. He lectures internationally and writes extensively, having authored or co-authored over 125 scientific papers in peer-reviewed medical journals and edited or co-edited 18 professional textbooks related to ophthalmic surgery and technology. He was founding Chief Medical Editor of Ocular Surgery News and held that position for 14 years. His regulatory oriented consultative activities have ranged from new innovative intraocular lenses to various refractive surgical lasers, to glaucoma devices and to new treatments for AMD.

Dr. Sanders' depth of experience with U.S., European and Australian regulatory issues and detailed understanding of the FDA will be of value for the Company as it seeks approval for Visagen and subsequent products.

0403 REG012 AUD
LDI/BAS

8 April 2004

The Directors
Regenera Limited
Ground Floor
117 Stirling Highway
NEDLANDS WA 6009

Dear Sirs

INDEPENDENT ACCOUNTANT'S REPORT

1.1 *INTRODUCTION*

This report has been prepared at the request of the directors for inclusion in a prospectus ("the Prospectus") to be dated on or about 8 April 2004 relating to the issue by Regenera Limited ("Regenera" or "the Company") of 16,000,000 ordinary shares at an issue price of 50 cents per share to raise $8,000,000 ("the Offer"). The Company reserves the right to accept oversubscriptions of up to a further 8,000,000 shares to raise up to a further $4,000,000.

The primary purpose of the Offer is to:

(a) fund the subscription for shares in Retmed Pty Ltd for use as working capital in clinical trials and commercialisation of Visagen, a patented treatment for Age-related Macular Degeneration ("AMD");

(b) fund the acquisition of additional shares in Retmed Pty Ltd from existing shareholders to acquire a further 10% in that company;

(c) provide funds for operations and general working capital; and

(d) enable the Company to seek admission to the official list of Australian Stock Exchange Limited ("ASX").

1.2 *BACKGROUND INFORMATION*

The Company was registered in Australia on 12 December 2003 for the purpose of acquiring an initial equity interest in Retmed Pty Ltd, the developer of Visagen and related products. Subsequent to this, the Company has entered into a Share Purchase Agreement to acquire an initial 31% equity interest in Retmed Pty Ltd and two call options each over an additional 10% of that company's issued capital. As noted in Section 3.1 of this Prospectus, the Company intends to exercise these call options as soon as possible after the minimum subscription under this Prospectus has been achieved.

Retmed Pty Ltd was established in 2001 for the purpose of commercialising a platform of proprietary therapeutics for the treatment of eye diseases with an inflammatory component and AMD in particular. Further information on Retmed Pty Ltd and its products is contained in Section 3 of this Prospectus.

We were appointed as auditors of Regenera Limited on 15 December 2003.

HLB Mann Judd (WA Partnership)
15 Rheola Street West Perth 6005. PO Box 263 West Perth 6872 Western Australia. DX 238 (Perth) Telephone +61 (08) 9481 0977. Fax +61 (08) 9481 3686.
Email: hlb@mjwa.com.au. Website: http://www.hlb.com.au

Partners: Ian H Barsden, Terry M Blenkinsop, Litsa Christodulou, Wayne M Clark, Lucio Di Giallonardo, Colin D Emmott, Trevor G Hoddy, Norman G Neill, Peter J Speechley

1.3 *SCOPE OF THE REPORT*

Historical Financial Information
We have performed a review of the historical financial information of Regenera for the period from Registration to 31 March 2004 as set out in Appendix 1. This financial information comprises the historical statement of financial position as at 31 March 2004 and the statement of financial performance and significant notes to the financial statements for the period then ended. The directors of Regenera are responsible for the historical financial information.

We have reviewed the historical financial information in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the historical financial information is not presented fairly in accordance with the measurement requirements (but not all the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports" and was limited to enquiries of the directors and personnel of Regenera, review of Directors' Minutes and relevant contracts, analytical review procedures applied to the financial data, the performance of limited verification procedures and comparison for consistency in application of Accounting Standards and policies.

These review procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and accordingly, we do not express an audit opinion on the historical financial information.

Pro Forma Consolidated Financial Information
We have also performed a review of the pro forma consolidated financial information of Regenera as at 31 March 2004 as set out in Appendix 1. This financial information comprises the pro forma consolidated statement of financial position and significant notes thereto. The directors of Regenera are responsible for the pro forma consolidated financial information.

The purpose of the pro forma consolidated statement of financial position is to show the financial effects on the Company as if the following significant transactions undertaken or proposed to be undertaken by the Company had taken place as at 31 March 2004:

i) issue of 16,000,000 ordinary shares at 50 cents per share to raise $8,000,000 pursuant to this Prospectus, less estimated costs of the Offer ($854,243) offset against the amount raised ($242,960 of these estimated costs of the Offer set out in Section 8.11 of this Prospectus have either been paid or accrued prior to 31 March 2004 or converted to share capital at that date;

ii) acquisition of 51% of the share capital of Retmed Pty Ltd pursuant to the Share Purchase Agreement as detailed in Section 8.5 of this Prospectus, satisfied by the payment of cash of $6,100,000 (less an amount of $737,000 paid prior to 31 March 2004);

iii) as a result of the transaction set out in ii) above, the assumption of assets and liabilities of Retmed Pty Ltd as a controlled entity; and

iv) the payment of the costs of the Consolidated Entity's operations from 1 April 2004 to the anticipated date on which shares the subject of this Prospectus will be issued, estimated to be $126,368.

We have also disclosed as additional pro forma financial information a pro forma consolidated statement of financial position on the basis that the maximum amount that may be raised under this Prospectus of $12,000,000 is raised. In this case, a total of 24,000,000 shares will be issued. Estimated costs of the Offer will increase to $1,060,550 offset against the amount raised, of which an amount of $242,960 has already been paid or accrued prior to 31 March 2004 or converted to share capital at that date.

Our review was on the same basis as that adopted for the review of the historical financial information above.

1.4 *STATEMENTS*

Historical Financial Information
Based on the scope of our review, which is not an audit, nothing has come to our attention that would require any modification to the historical financial information of Regenera, as set out in Appendix 1 in order for it to present fairly in accordance with the measurement requirements (but not the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia, the financial position of Regenera as at 31 March 2004 and its financial performance for the period ended on that date.

Pro Forma Consolidated Financial Information
Based on the scope of our review, which is not an audit, nothing has come to our attention that would require any modification to the pro forma consolidated financial information of Regenera, as set out in Appendix 1 in order for it to present fairly in accordance with the measurement requirements (but not the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia, the financial position of Regenera as at 31 March 2004, as if the material transactions in Appendix 1 (Note 1) had taken place as at 31 March 2004.

1.5 *SUBSEQUENT EVENTS*

To the best of our knowledge and belief, and based on the work we have performed as described in the scope paragraphs above, there have been no material transactions or events subsequent to 31 March 2004, other than those included in our report, which would require comment on, or adjustment to, the financial information referred to in our report or that would cause such information included in this report to be misleading.

1.6 *DISCLOSURES*

HLB Mann Judd does not have any pecuniary interests that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in relation to this matter. HLB Mann Judd is the ongoing auditor of the Company and will receive a professional fee for the preparation of this report.

The Partners of HLB Mann Judd do not hold nor have any interest in any ordinary shares of the Company.

Consent for the inclusion of the Independent Accountant's Report in the Prospectus in the form and context in which it appears has been given. At the date of this report consent has not been withdrawn.

Yours faithfully
HLB MANN JUDD

L DI GIALLONARDO
Partner

APPENDIX 1

STATEMENT OF FINANCIAL PERFORMANCE

	Unaudited 12 Dec 2003 to 31 Mar 2004 $
Revenue from ordinary activities (interest received)	1,335
Professional fees	(195,930)
Legal fees	(23,860)
Travel	(15,446)
Office expenses	(2,231)
Loss from ordinary activities before related income tax expense	(236,132)
Income tax expense relating to ordinary activities	-
Net loss attributable to members of the parent entity	(236,132)
Total changes in equity from non-owner related transactions attributable to the members of the parent entity	(236,132)

STATEMENTS OF FINANCIAL POSITION

	Notes	Unaudited 31 Mar 2004 $	Pro Forma Consolidated 31 Mar 2004 $8 mil raising $	Pro-Forma Consolidated 31 Mar 2004 $12 mil raising $
CURRENT ASSETS				
Cash assets	2	1,154,492	3,291,734	7,085,427
Receivables		32,442	64,544	64,544
Total current assets		1,186,934	3,356,278	7,149,971
NON-CURRENT ASSETS				
Investment in Retmed Pty Ltd		737,000	-	-
Property, plant and equipment		4,367	8,552	8,552
Intellectual property	3	2,511	6,050,195	6,050,195
Total non-current assets		743,878	6,058,747	6,058,747
Total assets		1,930,812	9,415,025	13,208,718
CURRENT LIABILITIES				
Payables	4	15,119	42,600	42,600
Total current liabilities		15,119	42,600	42,600
Total liabilities		15,119	42,600	42,600
NET ASSETS		1,915,693	9,372,425	13,166,118
EQUITY				
Contributed equity	5	2,151,825	9,540,542	13,334,235
Accumulated losses		(236,132)	(362,500)	(362,500)
Outside equity interest		-	194,383	194,383
TOTAL EQUITY		1,915,693	9,372,425	13,166,118

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of the historical statements of financial position and financial performance and the pro forma consolidated statement of financial position are set out below:

Basis of Accounting
The financial statements have been prepared in accordance with the measurement requirements (but not the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia using the accrual basis of accounting, including the historical cost convention.

The financial statements have also been prepared on a going concern basis.

Cash and Cash Equivalents
Cash includes cash on hand and deposits with a financial institution, which are being used in the cash management function on a day to day basis.

Recoverable Amount
Non-current assets are valued on the cost basis, and are reviewed to determine whether they are in excess of their recoverable amount.

Non-current assets are not revalued to an amount above their recoverable amount and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

Intellectual Property
The value of the Intellectual Property represents the fair value attributed to this asset resulting from the acquisition of the investment in the Company's controlled entity, Retmed Pty Ltd. This asset will be amortised on a straight-line basis over the period during which benefits are expected to be received. The ultimate recoupment of the value of the Intellectual Property is dependent upon the Company successfully developing further, and commercially exploiting, the technology embodied in this asset.

Payables
Trade payables and other accounts payable are recognised when the Company becomes obliged to make future payments resulting from the purchase of goods and services.

Share Capital
Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

The terms and conditions of performance shares are set out in Section 8.7 of this Prospectus.

Principles of Consolidation
The consolidated financial statements comprise the financial statements of the Company and its controlled entity.

All intercompany balances and transactions between the entities in the consolidated entity have been eliminated on consolidation. Where controlled entities have entered or left the consolidated entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Pro Forma Transactions

The pro forma consolidated statement of financial position has been derived from the historical statement of financial position as at 31 March 2004 as adjusted to give effect to the following significant transactions that have occurred or are proposed to occur after 31 March 2004:

i) issue of 16,000,000 ordinary shares at 50 cents per share to raise $8,000,000 pursuant to this Prospectus, less estimated costs of the Offer ($854,243) offset against the amount raised ($242,960 of these estimated costs of the Offer set out in Section 8.11 of this Prospectus have either been paid or accrued prior to 31 March 2004 or converted to share capital at that date;

ii) acquisition of 51% of the share capital of Retmed Pty Ltd pursuant to the Share Purchase Agreement as detailed in Section 8.5 of this Prospectus, satisfied by the payment of cash of $6,100,000 (less an amount of $737,000 paid prior to 31 March 2004);

iii) as a result of the transaction set out in ii) above, the assumption of assets and liabilities of Retmed Pty Ltd as a controlled entity; and

iv) the payment of the costs of the Consolidated Entity's operations from 1 April 2004 to the anticipated date on which shares the subject of this Prospectus will be issued, estimated to be $126,368.

Also disclosed as additional pro forma financial information is a pro forma consolidated statement of financial position on the basis that the maximum amount that may be raised under this Prospectus of $12,000,000 is raised. In this case, a total of 24,000,000 shares will be issued. Estimated costs of the Offer will increase to $1,060,550 offset against the amount raised, of which an amount of $242,960 has already been paid or accrued prior to 31 March 2004 or converted to share capital at that date.

NOTE 2 – CASH ASSETS	*Unaudited 31 Mar 2004 $*	*Pro Forma Consolidated 31 Mar 2004 $8 mil raising $*	*Pro Forma Consolidated 31 Mar 2004 $12 mil raising $*
Cash at bank and on hand	1,154,492	3,291,734	7,085,427
Reconciliation of movement in cash:			
Opening balance	1,154,492	1,154,492	1,154,492
Shares issued pursuant to this Prospectus	-	8,000,000	12,000,000
Offer costs (payable post-31 March 2004)	-	(611,283)	(817,590)
Cash consideration for the acquisition of shares in Retmed Pty Ltd	-	(5,363,000)	(5,363,000)
Assumption of Retmed Pty Ltd cash balance	-	237,893	237,893
Estimated costs of operations from 1 April 2004 to date Prospectus closes	-	(126,368)	(126,368)
Closing Balance	1,154,492	3,291,734	7,085,427

	Unaudited 31 Mar 2004 $	Pro Forma Consolidated 31 Mar 2004 $8 mil raising $	Pro Forma Consolidated 31 Mar 2004 $12 mil raising $
NOTE 3 – INTELLECTUAL PROPERTY			
Intellectual property – at cost	2,511	6,050,195	6,050,195
Closing Balance	2,511	6,050,195	6,050,195

The ultimate recoupment of the value of this Intellectual Property is dependent upon the Company successfully developing further, and commercially exploiting, the technology embodied in this asset.

NOTE 4 – CURRENT PAYABLES			
Other creditors	15,119	42,600	42,600
Closing Balance	15,119	42,600	42,600

NOTE 5 – CONTRIBUTED EQUITY			
i) Issued and paid up			
Ordinary share capital			
Balance	2,394,135	10,394,135	14,394,135
Capital raising costs	(242,960)	(854,243)	(1,060,550)
	2,151,175	9,539,892	13,333,585
Performance share capital			
Balance	650	650	650
	650	650	650
	2,151,825	9,540,542	13,334,235

NOTE 5 – CONTRIBUTED EQUITY (CONT'D)

		$8 mil raising		$12 mil raising	
ii) Movements		*Number*	*$*	*Number*	*$*
Ordinary share capital:					
Date	*Details*				
12 Dec 2004	Subscriber shares	3	3	3	3
31 Mar 2004	Promoter shares issued to various parties	12,000,000	1,200	12,000,000	1,200
Various	Share subscriptions	7,976,432	2,392,932	7,976,432	2,392,932
	Capital raising costs	-	(242,960)	-	(242,960)
Balance at 31 March 2004		19,976,435	2,151,175	19,976,435	2,151,175
Pro Forma adjustments:					
	Shares issued pursuant to this Prospectus	16,000,000	8,000,000	24,000,000	12,000,000
	Capital raising costs	-	(611,283)	-	(817,590)
Balance per report		35,976,435	9,539,892	43,976,435	13,333,585
Performance share capital:					
31 Mar 2004	Shares issued to various parties .	65,000,000	650	65,000,000	650
Balance per report		65,000,000	650	65,000,000	650
			9,540,542		13,334,235

iii) Options	*Number*
Number of options on issue at the date of this Prospectus exercisable at 60 cents per share on or before 30 June 2007 (full details are set out in Section 8.8 of this Prospectus)	21,476,432

NOTE 6 - RELATED PARTY TRANSACTIONS

Details regarding directors' shareholdings, remuneration and transactions with the Company are set out in Section 8 of this Prospectus.

Our ref: 111258:GBC:PW:kf
Your ref:
Contact: Gary Cox
Partner/Associate: Gary Cox

WRAY
& ASSOCIATES
Progression through Protection

8 April 2004

The Directors
Regenera Limited
117 Stirling Highway
Nedlands WA 6009

Dear Sirs

Patent Attorneys' Report

This report has been prepared for inclusion in the Prospectus of Regenera Limited (hereinafter 'Regenera').

Background

Wray & Associates is a firm of patent and trademark attorneys specializing in the law and practice relating to intellectual property. The firm was established in 1920 and has a long history in servicing the intellectual property needs of both Australian and overseas clients.

Each of our partners is a Fellow of the Institute of Patent and Trade Mark Attorneys of Australia. Our professional staff are divided into departments by technology areas, each department being overseen by a partner or associate of the firm. The firm's structure presently contains departments dedicated to the chemical/pharmaceutical, biotechnology, computer/electronic, mechanical engineering and the physics/general mechanical technology areas. Each of our professional staff members holds a tertiary qualification in the technology field in which they practice.

Intellectual property may be regarded as a collective term for a group of rights that provide varying degrees of exclusivity in relation to products, processes, names, designs and drawings in industry, science or commerce. Patent rights constitute an important component of intellectual property, and provide protection for new, non-obvious and useful inventions for a limited period. Patents may be granted in respect of new or improved products, compositions

ALL CORRESPONDENCE
PO Box Z5466
St Georges Terrace
Perth 6831
Western Australia
E: wray@wray.com.au
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and processes in almost all areas of current scientific, commercial and industrial activities, including pharmaceuticals.

The Patent Process

Patent rights are essentially national rather than trans-national and a patent must be obtained in each country where protection of an invention is required. A fundamental requirement of the patent system is that the invention be 'new' at the time of lodging a patent application. Newness in this sense is judged in relation to what was publicly known or used at the date of the application. Another requirement is for a distinct inventive advance over what was previously known. This means that valid patent protection cannot be obtained for trivial or obvious developments.

Pursuant to the Paris Convention, the filing of an initial patent application in, for example, Australia establishes a priority date for the invention in Australia and all other countries that are a party to this Convention, including countries such as the United States, Canada, New Zealand, Europe and Japan.

The usual steps towards obtaining a patent in Australia and other countries in respect of an invention begin by filing of an application accompanied by a provisional specification in Australia. The filing of a provisional application establishes the priority date in respect of the invention disclosed in the provisional specification.

Within twelve months from the date of the filing of the provisional application, a complete application must be lodged otherwise the provisional application ceases to exist. At this time, in order to obtain protection in other countries, the applicant may file separate national patent applications in each of the countries in which protection is required. Alternatively, the applicant may file a single International application under the provisions of the Patent Cooperation Treaty (generally referred to as a 'PCT' application or an 'International' application) in which it is possible to designate countries or regions in which protection is required. The International application itself does not mature into a worldwide patent, but at the end of the international phase, steps can be taken to file the application into any or all of the countries or regions designated in the original International application.

Regional patent applications, such as a European regional application, may also be filed. A European application may designate any or all countries that

are a party to the European Patent Convention. A European patent application may also be extended to certain other jurisdictions including those that are not full signatories to the European Patent Convention. The European patent application is processed centrally and in a single language and, if ultimately successful, can mature into a granted European patent. The term 'European patent' actually constitutes a bundle of national patent rights, each of which can be enforced separately through national Courts.

In Australia and most other countries, patent rights may be kept in force for a period of 20 years from the date of filing of the complete application on which the patent is granted, and while the patent is in force the owner has the exclusive right to exploit the invention.

The Licensed Patents and Patent Applications

For the purposes of the present prospectus, Regenera has requested that Wray & Associates summarise the status of patents and patent applications in which it has indicated that RetMed Pty Ltd has acquired an interest. Those patents and patent applications are set out in Schedule I.

All of the patents and patent applications set out in Schedules I are currently in force, although some are subject to the payment of periodic (mainly annual) fees in order to maintain them in force. In most countries, a patent application is subjected to examination for novelty (and often obviousness) before a patent is granted. Furthermore, there can be no assurance that each of the patent applications set out in Schedules I will result in the grant of a patent, or that the scope of protection provided by any patent which is granted will be identical to the scope of the application as originally filed.

To date, there has been, to the best of our knowledge no third party challenge to the validity of any of the patents or patent applications set out in Schedules I. It should be noted, the grant of a patent does not guarantee validity of that patent since it may be revoked on the grounds of invalidity at any time during its life. If none of the claims of a granted patent are valid then the patent is unenforceable. For example, relevant prior disclosures may be discovered which may limit the scope of patent protection sought, perhaps to a very narrow field.

It should also be noted that the granting of a patent does not guarantee that the patentee is entitled to practise the invention claimed in the patent. It may

be that working of a patented invention is prevented by the existence of another patent or a patent application which still needs to mature to a patent and which has an earlier priority date to the above application.

The patents and patent applications broadly identified in Schedule I can be divided into four broad families of patents and patent applications. Those families are discussed below.

Patent Family 1 -- Protection directed to Treatment of Macular Degeneration

Patent protection in this patent family is limited to US Patent 5,770,589.

The claims in US Patent 5,770,589 are directed towards a method for the treatment of macular degeneration in a patient requiring such treatment, by the administration of an effective amount of an anti-inflammatory steroid (preferably triamcinolone acetomide (TA)) by intravitreal injection. A further independent claim is directed towards intravitreal injection of an effective amount of an anti-inflammatory steroid for prophylaxis of macular degeneration.

The invention claimed in US Patent 5,770,589 appears to us to be novel and inventive.

Patent Family 2 -- Protection directed to Prophylactic Treatments of Neovascularisation in Macular Degeneration

Patent protection in this patent family consists of a bundle of national patents and patent applications, which are set out in Schedule I.

In Australia, patent protection has been granted for claims directed towards a method for the prevention of choroidal neovascularization (CNV) in macular degeneration in a patient who requires prevention but who does not have CNV in the eye to be treated, by introducing into the vitreous an effective amount of an anti-inflammatory steroid or an ophthalmologically acceptable composition or formulation containing an anti-inflammatory steroid.

In our opinion the subject matter claimed in at least claim 1 of the Australia patent lacks an inventive step in light of US Patent 5,770,589. Moreover we believe there are reasonable ground for arguing that US Patent 5,770,589 also destroys the novelty of at least claim 1 in the Australian Patent.

Patent Family 3 -- Protection directed to Guide Means for Intraocular Injection

Patent protection in this patent family consists of a bundle of national patent applications, which are set out in Schedule I.

In Australia, patent protection has been sought for claims directed towards a plaque that fits over the eye ball and which has guide means to direct the correct insertion of a needle into the vitreous of an eye.

In our opinion the subject matters that is claimed in this patent family is novel and appears to be inventive.

Patent Family 4 -- Protection directed to Method of Treatment and Composition

Patent protection in this patent family consists of a provisional patent application. This application has not been published. Accordingly the contents of this application are confidential at this time. We have however conducted a search in relation to the subject matter described in this application. That search suggested to us that the subject matter described in the provisional application is most likely novel and would appear to be inventive.

Independence

Neither Wray & Associates nor any of its partners has any entitlement to any shares in Regenera, or has any interest in the promotion of Regenera. Wray & Associates act as Patent Attorneys to Regenera, and for this reason has prepared this Report for inclusion in the Prospectus to be issued by Regenera. Wray & Associates will be paid its usual professional fee for the preparation of this report based on commercial rates. It has no other interests in the promotion of Regenera.

At the time of preparing this report, we understand that Regenera's investee company RetMed Pty Ltd has acquired the rights to commercialise the intellectual property discussed herein. The total extent of the service that we have provided to Regenera up until the preparation of this report is a to review the four patent families they have presented to us. At no time have we been asked to consider nor have we considered any of the legal agreements by which RetMed Pty Ltd has acquired its rights to the intellectual property that we have been asked to review.

Yours sincerely
WRAY & ASSOCIATES

Gary Cox.

Gary Cox

Encls: Schedule 1

SCHEDULE I

RETMED PATENT FAMILIES

(a) Protection directed to Treatment of Macular Degeneration

US Patent 5,770,589 – patent granted

(b) Protection directed to Prophylactic Treatments of Neovascularisation in Macular Degeneration

Country	Appln / Patent #	Status
Australia	AU 99/47632 (769671)	Accepted – open to opposition until 29 April 2004
Norway	200100114	Status unavailable
Europe	99930939	Exam requested
China	99808257	Status unavailable
Rep of Korea	2001700395	Status unavailable
Japan	2000558823	Exam requested
New Zealand	20031128 (509797)	Granted and sealed
USA	Unknown	Unknown

(c) Protection directed to Guide Means for Intraocular Injection

Country	Appln / Patent #	Status
Australia	AU 26527/01	Under Examination
Europe	1253892	Exam requested
Japan	2001549595	Exam requested
United States	2002169230	Under examination

(d) Protection directed to Method of Treatment and Composition

Australian Provisional Patent Application 2004900546 – provisional application filed 4 February 2004.

RISK FACTORS

ADDITIONAL INFORMATION

DIRECTORS' AUTHORISATION

GLOSSARY



7.1 Introduction

An investment in the Company is not risk free and prospective new investors should consider the risk factors described below, together with information contained elsewhere in this Prospectus, before deciding whether to apply for Shares.

The following is not intended to be an exhaustive list of the risk factors to which the Company is exposed.

7.2 Economic Risks

General economic conditions, movements in interest and inflation rates and currency exchange rates may have an adverse effect on the Company's research, development and marketing activities, as well as on its ability to fund those activities.

7.3 Market Conditions

The market price of the Shares can fall as well as rise and may be subject to varied and unpredictable influences on the market for equities in general and pharmaceutical stocks in particular. Neither the Company nor the Directors warrant the future performance of the Company or any return on an investment in the Company.

7.4 Additional Requirements for Capital

The Company's capital requirements depend on numerous factors. Depending on the Company's ability to generate income from its investments, the Company may require further financing in addition to amounts raised in the Offer. Any additional equity financing will dilute shareholdings, and debt financing, if available, may involve restrictions on financing and operating activities. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations and reduce its research and development programmes as the case may be.

7.5 Research and Development

The Company can make no representations that any of its research and development will be successful, that the Company's development milestones will be achieved or that the Company or Retmed will develop products that are commercially exploitable.

There are many risks inherent in the development of pharmaceutical products, particularly where these are in an early stage of development. Projects can be delayed or fail to demonstrate any benefit, or research may cease to be viable for a range of unexpected scientific and commercial reasons.

7.6 Regulatory Issues & Government Regulation

Products derived from the Company's or Retmed's research, development or acquisition may be subject to numerous government regulatory approvals and controls throughout the world and these will affect both the timing and the cost of bringing these products to the market.

Delays or failures in obtaining regulatory approval for a product would be likely to have a serious adverse effect on the value of the Company and have a consequent impact on the financial performance of the Company.

The Company's operations are also subject to laws, regulatory restrictions and certain government directives, recommendations and guidelines relating to, amongst other things, occupational safety, laboratory practice, the use and handling of hazardous materials, prevention of illness and injury and environmental protection. There can be no assurance that future legislation will not impose further government regulation, which may adversely affect the business or financial condition of the Company.

7.7 Intellectual Property Rights

Securing rights to intellectual property, and in particular to patents, is an integral part of securing potential product value in the outcomes of pharmaceutical research and development. Competition in retaining and sustaining protection of intellectual property and the complex nature of intellectual property can lead to expensive and lengthy patent disputes for which there can be no guaranteed outcome.

The granting of a patent does not guarantee that the rights of others are not infringed or that competitors will not develop competing intellectual property that circumvents such patents. The Company's and Retmed's success depends, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties.

Because the patent positions of pharmaceutical companies can be highly uncertain and frequently involve complex legal and scientific evaluation, neither the breadth of claims allowed in pharmaceutical patents nor their enforceability can be predicted. There can be no assurance that any patents that the Company or Retmed may own or control or licence now and in the future will afford the Company or Retmed commercially significant protection of its intellectual property or its projects or have commercial application.

While the Company is not aware of any third party interests in Retmed's intellectual property rights and has taken steps to protect and confirm its interest in these rights, there is always a risk of third parties claiming involvement in technological and medical discoveries and if any such disputes arise, they could adversely affect the Company.

7.8 Reliance on Key Personnel and Need to Attract Qualified Staff

The Company and Retmed is dependent on its management, the loss of whose services could materially and adversely affect the Company and impede the achievements of its research and development objectives. Because of the specialised nature of the Company's and Retmed's business, its ability to commercialise its products and maintain its research programme will depend in part upon its ability to attract and retain suitably qualified management, scientists and research people over time. There can be no assurance that the Company and Retmed will be able to attract or retain sufficiently qualified personnel on a timely basis, retain its key scientific and management personnel, or maintain its relationship with key scientific organisations.

7.9 Risk of Product Liability & Uninsured Risks

The Company's and Retmed's business exposes it to potential product liability risks that are inherent in the research and development, manufacturing, marketing and use of its products. It will be necessary for the Company or Retmed to secure sufficient levels of insurance to cover various product liability risks in the course of maintaining its business.

However, there can be no assurance that adequate or necessary insurance coverage will be available at an acceptable cost or in sufficient amounts, if at all, or that product liability or other claims would not materially and adversely affect the business or financial condition of the Company.

7.10 Uncertainty of Future Profitability

The Company's ability to operate profitably in the future will depend on its ability to commercialise its products with other organisations on commercial terms for onward sale to customers. This will depend on the ultimate demand for its products by consumers which cannot be guaranteed. There is no certainty therefore that the Company can successfully commercialise its projects.

Other factors that will determine the Company's profitability are its ability to manage its costs, to execute its development and growth strategies, economic conditions in the markets the Company operates, competitive factors and regulatory developments. Accordingly, the extent of future profits, if any, and the time required to achieve a sustained profitability is uncertain. Moreover, the level of such profitability cannot be predicted.

7.11 Industry Risks

The Company's current and future potential competitors include companies with substantially greater resources than it. There is no assurance that competitors will not succeed in developing products that are more effective or economic than the current products or any of those being developed by the Company or which would render the products obsolete and/or otherwise uncompetitive. In addition, the Company may not be able to compete successfully against current or future competitors where aggressive pricing policies are employed to capture market share. Such competition could result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's future business, operating results and financial position.

7.12 Potential Acquisitions

As part of its business strategy, the Company may make acquisitions of or significant investments in complementary companies, products or technologies, although no such acquisitions or investments are currently planned. Any such future transactions would be accompanied by the risks commonly encountered in making acquisitions of companies, products and technologies.

7.13 Investment Speculative

The above list of risk factors ought not to be taken as exhaustive of the risks faced by the Company or by investors in the Company. The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of the Company and the value of the securities offered under this Prospectus.

Therefore, the securities to be issued pursuant to this Prospectus carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those securities.

Potential investors should consider that the investment in the Company is speculative and should consult their professional advisers before deciding whether to apply for securities.

8.1 Disclosure of Interests

Directors are not required under the Company's Constitution to hold any Shares. As at the date of this Prospectus, the Directors have relevant interests in securities in the Company as set out in the table below:

Director	No. of Shares	No. of Options	No. of Performance Shares
Mr. Tony Fitzgerald	750,001	750,001	2,300,000
Dr. William Ardrey IV	250,000	250,000	8.500,000
Mr. Finian MacCana	170,000	420,000	Nil
Mr. Stephen Newman	1,038,333	1,288,333	1,130,000

Notes:

1. Dr. Ardrey holds 250,000 Class A Performance Shares, 250,000 Class B Performance Shares, 500,000 Class C Performance Shares, 1000,000 Class D Performance Shares, 1,500,000 Class E Performance Shares and 5,000,000 Class F Performance Shares.

2. Mr. Newman holds 95,000 Class A Performance Shares, 95,000 Class B Performance Shares, 190,000 Class C Performance Shares, 180,000 Class D Performance Shares, 270,000 Class E Performance Shares and 300,000 Class F Performance Shares.

3. Mr. Fitzgerald has a beneficial interest in 200,000 Class A Performance Shares, 200,000 Class B Performance Shares, 400,000 Class C Performance Shares, 300,000 Class D Performance Shares, 600,000 Class E Performance Shares and 600,000 Class F Performance Shares. Mr. Fitzgerald is a shareholder and Director of HealthTec Growth Partners, which will receive certain fees and benefits as described in this Prospectus. See Section 8.5(e) of this Prospectus.

8.2 Remuneration

The Company's Constitution provides that the remuneration of non-executive Directors will be not more than the aggregate fixed sum determined by a general meeting. The aggregate remuneration is intended to be set at an amount of $250,000 per annum.

The remuneration of Executive Directors will be fixed by the Directors and may be paid by way of fixed salary. Dr. William Ardrey commenced as Chief Executive Officer on 22 March 2004. Please refer to **Section 8.5** of this Prospectus for a summary of the terms of Dr. Ardrey's appointment.

8.3 Fees and Benefits

Other than as set out below or elsewhere in this Prospectus, no;

(a) director of the Company;

(b) person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of this Prospectus: or

(c) promoter of the Company;

has, or had within 2 years before lodgement of this Prospectus with the ASIC, any interest in:

(i) the formation or promotion of the Company;

(ii) any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the offer of Shares under this Prospectus; or

(iii) the offer of Shares under this Prospectus,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of those persons as an inducement to become, or to qualify as, a director of the Company or for services rendered in connection with the formation or promotion of the Company or the offer of Shares under this Prospectus.

HLB Mann Judd have acted as Auditor and the Investigating Accountant and have prepared an Independent Accountant's Report that has been included in Section 5 of this Prospectus. The Company estimates it will pay HLB Mann Judd a total of $7,500 for these services. *Subsequently, fees will be charged in accordance with normal charge out rates.*

Steinepreis Paganin have acted as the solicitors to the Company in relation to the Offer and have been involved in due diligence enquiries on legal matters. The Company estimates it will pay Steinepreis Paganin $50,000 for these services. Subsequently, fees will be charged in accordance with normal charge out rates.

Wray & Associates have acted as the Company's Patent Attorneys and have prepared a Patent Report that has been included in Section 6 of this Prospectus. The Company estimates it will pay Wray & Associates a total of $7,500 for these services. Subsequently, fees will be charged in accordance with normal charge out rates.

HealthTec Growth Partners have acted as initial management and corporate advisers to the Company and have been involved in the negotiation of the investment in Retmed Pty Ltd. Since the date of registration, the Company has paid consulting and management fees of $187,500 to HealthTec Growth Partners. The Company estimates it will pay HealthTec Growth Partners a further amount of $225,000 for development of this Prospectus, co-ordination of the due diligence process and related matters. Please refer to Section 8.5 for further details.

8.4 Consents

Each of the parties referred to in this section:

(a) does not make, or purport to make, any statement in this Prospectus other than those referred to in this section; *and*

(b) to the maximum extent permitted by law, expressly disclaim and take no responsibility for any part of this Propectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this section.

HLB Mann Judd have given their written consent to being named as Auditor to the Company and Investigating Accountant in this Prospectus and to the inclusion of the Investigating Accountant's Report in Section 5 in the form and context in which the report is included. HLB Mann Judd have not withdrawn their consent prior to lodgement of this Prospectus with the ASIC.

Steinepreis Paganin have given their written consent to being named as the solicitors to the Company in this Prospectus and have not withdrawn their consent prior to the lodgement of this Prospectus with the ASIC.

Wray & Associates have given their written consent to being named as the Company's Patent Attorneys and to the inclusion of the Patent Report in Section 6 of this Prospectus and have not withdrawn their consent prior to the lodgement of this Prospectus with the ASIC.

HealthTec Growth Partners have given their written consent to being named as Corporate Adviser to the Company in this Prospectus and have not withdrawn their consent prior to the lodgement of this Prospectus with the ASIC.

Computershare Investor Services Pty Ltd have given their written consent to being named the Company's Share Registry in this Prospectus and have not withdrawn their consent prior to lodgement of this Prospectus with the ASIC.

8.5 Material Contracts

(a) Share Subscription Agreement

On 30 March 2004, the Company entered into a share subscription agreement **(Share Subscription Agreement)** with Retmed pursuant to which the Company agreed to subscribe for a total of 310,000 fully paid ordinary shares in the capital of Retmed **(Subscription Shares)** in consideration for the payment of a total of $2,100,000 by the Company to Retmed.

The Subscription Shares are to be subscribed for in a number of tranches on various dates throughout the period from 23 December 2003 to 31 December 2005. Of these Subscription Shares, 73,800 have already been issued to the Company for a consideration of $500,000.

Pursuant to the Share Subscription Agreement, Retmed provided a number of standard warranties to the Company regarding Retmed's status and capacity.

(b) Shareholders' Agreement

The Company and the existing shareholders in Retmed, other than the University of Sydney **(UNS)**, entered into a shareholders agreement on 30 March 2004 **(Shareholders' Agreement)**, which governs the business and operations of Retmed. Pursuant to the Shareholders Agreement, the Company has the right to appoint two directors to the board of Retmed. Various board and Retmed shareholder matters must be passed by special resolutions of the board of directors.

Although the UNS is not currently a party to the Shareholders' Agreement, the Business Liaison Offer of the UNS has advised Retmed that it has recommended to the Vice Chancellor of the UNS that he sign a deed of accession as soon as practicable so that the UNS becomes a party to the Shareholders' Agreement.

If the Company is not in default under the Share Subscription Agreement, its shareholding shall carry 31% of all voting entitlements at shareholders' meetings, and where the Company acquires Retmed shares other than pursuant to the Share Subscription Agreement, its voting entitlement shall be increased accordingly.

Transfers of Retmed shares are subject to standard pre-emptive rights provisions in favour of the other Retmed shareholders. Prior to issuing further Retmed shares, Retmed must provide notice to Retmed shareholders, who may object to the proposed issue and the issue will be referred to a Retmed shareholders' meeting for special resolution. The issue of shares to the Company pursuant to the Share Subscription Agreement is not subject to this requirement.

Until the earlier of a valuation event (being a fundraising by Retmed of up to $2,000,000, or a price of Regenera of at least $15,000,000 determined by sales on ASX of at least 5% of the Company, or some other amount as agreed between Retmed and UNS such that the post money valuation of Retmed is at least $15,000,000 or some other agreed amount) or the sale by UNS of its Retmed shares, UNS' shareholding in Retmed must never fall below 10% of the issued share capital of Retmed.

If a valuation event occurs on or before 31 December 2005 (or other date as agreed between Retmed and UNS), UNS agrees to immediately assign to Retmed the BIP and the Licensed Intellectual Property (as defined in the Licence Agreement below).

Under the Shareholders' Agreement, the Company has been granted two call options to acquire Retmed shares as follows:

(i) Phillip Leslie Penfold and Anticipation 3000 Pty Ltd, both Retmed shareholders, have jointly and severally granted the Company a call option to acquire 10% of the issued capital in Retmed as follows:

(A) the call option is exercisable 14 days after listing of the Company on ASX until 31 March 2006;

(B) the exercise price of the call option is $2,000,000 (or if less than a 10% interest is acquired then a pro rata reduced amount);

(C) the call option lapses if there is a sale of all of the shares in Retmed to a bona fide third party during the term of the call option; and

(D) should the Company sell its Retmed shares or involve its Retmed shares in another liquidity event following exercise of this call option, to the extent that the sale price of such shares exceeds a valuation of US$25,000,000, then the Company shall distribute 30% of the excess to the Retmed shareholders from whom the Company acquired the shares pursuant to the call option; and

(ii) Retmed has granted the Company a call option to subscribe for that number of shares in Retmed such that the Company will either be the holder or entitled to become the holder of 51% of the fully diluted capital of Retmed on the following material terms and conditions:

(A) the call option is exercisable 14 days after listing of the Company on ASX until 30 June 2006 **(Exercise Period)**;

(B) the exercise price of the call option is $2,000,000; and

(C) Retmed has the right to require Regenera to exercise the option referred to in (ii) in whole or in part at any time during the Exercise Period on 14 days written notice in tranches of not less than $500,000.

In addition, each Retmed shareholder has the right to put its shareholding in Retmed to the Company, exercisable 6 months after listing of the Company on ASX until 30 months after the date of the Shareholders Agreement, with the exercise price being the issue of that number of shares in the Company as agreed between the parties, and failing agreement, that number of shares in the Company, at an issue price equal to the Company's initial public offer issue price, equivalent to that Retmed shareholder's shareholding in Retmed, having a value per share based on the investment by the Company in Retmed at the time of its initial public offer.

If an offer is received from a bona fide third party to purchase all of the Retmed shares and the Company is listed on a recognised stock exchange, then the Company is entitled to accept or reject the offer **(Third Party Offer)**. Should the Company reject the Third Party Offer, each of the other Retmed shareholders is granted the right to put its shareholding to the Company, exercisable at the price per share under the Third Party Offer **(Consideration)** and within 14 days of the expiry of the Third Party Offer. The Company is required to satisfy the exercise price as follows:

(i) if the Consideration is shares in the third party, the Company shall issue that number of Shares equal to the value of the Consideration at a price equal to the weighted average trading of Shares on ASX over the 20 trading days prior to the Third Party Offer; or

(ii) if the Consideration is cash, by the payment of the Consideration at the election of the Retmed shareholders either in cash, by a mixture of cash and Shares or by the issue of Shares.

(c) Licence Agreement

On 29 March 2004 **(Commencement Date)**, the University of Sydney **(UNS)** and Retmed entered into a patent and technical information licence agreement **(Licence Agreement)**.

Pursuant to the Licence Agreement, with effect from the Commencement Date, UNS granted to Retmed:

(i) a non-assignable, exclusive licence to exploit all intellectual property embodied in the following patents and patent applications:

(A) US Patent NO. 5770589, "Aged related macular degeneration";

(B) PCT/AU99/00565, "Prophylaxis in macular degeneration";

(C) Designs Nos. 144622 and 144623, "Plaque";

(D) PCT/AU01/00012, "Kit"; and

(E) APPA entitled "Method of Treatment and Composition" filed on 4 February 2004 in the name of UNS,

(Licensed Intellectual Property) and all patents and patent applications relating to improvements of the technology embodied in the Licensed Intellectual Property **(Improvements)** licensed to Retmed under the Licence Agreement, throughout the world **(Territory)** and within the market, marketing of and applications for the diagnosis, delivery, treatment and prevention of human and other animal eye and other disorders **(Specified Purpose)**, with the right to sub-license; and

(ii) a non-assignable, non-exclusive licence to apply any intellectual property that is owned by UNS at the Commencement Date and is available to be licensed and which is reasonably required by Retmed to exploit the Licensed Intellectual Property and Improvements **(BIP)**, solely for the purpose of enabling the exploitation of the Licensed Intellectual Property, **(together, the Licences)**, in consideration for the payment by Retmed to UNS of a royalty equal to 3% of net sales of products (which apply or are made according to the Licensed Intellectual Property and used for the Specified Purpose) **(Products)** and in respect of products that apply or are made according to Improvements owned by Retmed, the royalty shall be no greater than 3% of net sales and determined on a case-by-case basis **(Royalties)**.

The Licence Agreement continues until all exploitation of Licensed Intellectual Property and Products throughout the world have both ceased. The Licences expire in relation to a Product in a country once all patents or pending applications for patents in that country relating to that Product expire, lapse, are found to be invalid or are rejected in an unappealed decision.

Either party may terminate the Licence Agreement by giving 30 days written notice to the other party, if the other party is in breach (other than a trivial breach causing no material harm) of the Licence Agreement and, where the breach is capable of remedy, the other party has failed to remedy the breach within 30 days of receiving written notice to do so. The Licence Agreement provides that Retmed is in breach of the Licence Agreement if Retmed fails to demonstrate best endeavours to achieve the objective of exploitation of the Licensed Intellectual Property so as to maximise the exploitation of Products throughout the Territory in accordance with the business plan prepared by Retmed.

In addition, UNS may terminate the Licence Agreement with 30 days written notice if an insolvency event occurs in relation to Retmed.

Retmed is entitled to sub-license (other than the right to sub-license) or transfer the Licences to third parties with the prior written consent of UNS (which consent may not be withheld unreasonably), provided that Retmed indemnifies UNS in respect of the performance of this Licence Agreement by any transferee.

All intellectual property rights in any Improvements developed by or on behalf of Retmed are to be the sole property of Retmed, provided that in the case where such Improvements resulted from research contracted to UNS on behalf of Retmed, such research is fully funded.

UNS is entitled to grant additional licences of the Licensed Intellectual Property where necessary to comply with the legal requirements of any country, or where necessary to fill a demand for products that is not being met by Retmed. Pursuant

to the Licence Agreement, UNS retains a perpetual right to use the Licensed Intellectual Property for teaching and non-commercial research purposes.

Retmed must, to the extent commercially and legally reasonable in accordance with advice available to it, prosecute all patent and other applications for statutory protection of the Licensed Intellectual Property and maintain all patents or other rights granted on those applications.

Both UNS and Retmed have provided standard warranties and representations pursuant to the Licence Agreement, however, UNS does not warrant that any patent rights are or will be valid.

In addition, Retmed must, where it manufactures or distributes Products, maintain product liability insurance for an amount not less than $20 million.

d) Executive Services Agreement with Dr William Ardrey
The Company and Dr. William Ardrey entered into an executive services agreement on 8 March 2004 pursuant to which Dr. Ardrey was appointed as Chief Executive Officer and a director of the Company, commencing on 22 March 2004 **(Executive Services Agreement)**. Dr. Ardrey is to be paid a gross base salary of $200,000, which shall increase to $240,000 following successful completion of a probationary period of 6 months, plus statutory superannuation.

In addition, the Company must issue the following shares in the Company to Dr. Ardrey:

(i) 250,000 Shares issued at $0.0001 each;

(ii) 1 Share, up to a maximum of 1,500,000 Shares, for each $3.00 of application monies for Shares subscribed under the Prospectus and accepted by parties introduced by Dr. Ardrey above $500,000; and

(iii) 250,000 Class A Performance Shares, 250,000 Class B Performance Shares, 500,000 Class C Performance Shares, 1,000,000 Class D Performance Shares, 1,500,000 Class E Performance Shares and 5,000,000 Class F Performance Shares **(Performance Bonus Shares)**.

If Dr. Ardrey's employment is terminated during the probationary period, all Performance Bonus Shares will be cancelled.

Under the Executive Services Agreement, Dr. Ardrey's employment will automatically terminate should the Company fail to raise a minimum of $8,000,000 and achieve listing on ASX not later than 30 June 2004 (unless otherwise determined by the Board), and all Performance Bonus Shares will be cancelled.

Both the Company and Dr. Ardrey are entitled to terminate the Executive Services Agreement with one month's written notice (or payment in lieu of notice in the case of termination by the Company).

(e) Corporate Advisory Agreement with HealthTec Growth Partners
On 23 March 2004, the Company entered into an agreement with HealthTec Growth Partners **(HGP)** pursuant to which HGP agreed to provide prospectus management and corporate advisory services to the Company **(Corporate Advisory Agreement)**.

Specifically, HGP agreed to provide the following services to the Company in consideration for the following fees:

(i) act in the capacity of manager and coordinator of this Prospectus in consideration for the payment of $225,000 (plus GST), to be satisfied through the issue of 750,000 Shares (at an issue price of 30 cents each), the cash payment of $22,500 and the payment of reasonable out of pocket expenses;

(ii) corporate advisory services for a minimum period of 3 years from the date of listing of the Company on ASX in consideration of the payment of commercial fees to be negotiated in good faith between HGP and the Company; and

(iii) accounting and company secretarial services for a minimum period of 3 years commencing 1 May 2004, in consideration for the payment of $20,000 per month (plus GST) and all reasonable out of pocket expenses.

With respect to paragraph (ii), the Company's obligation is to offer HGP the first right of refusal to accept any corporate advisory engagement on commercial terms and conditions.

Pursuant to the Corporate Advisory Agreement, the Company has provided an indemnity to HGP and its agents from any losses or claims (including legal fees) incurred in connection with HGP's engagement or arising out of any untrue statement of or omission of a material fact contained in information provided by the Company or its advisers.

(f) Project TA Letter Agreement with Ferghana Partners Inc.
On 29 March 2004, the Company and Ferghana Partners Inc. **(FPI)** entered into a letter agreement **(Project TA Agreement)** pursuant to which FPI is appointed as the Company's exclusive adviser with respect to assisting the Company:

(i) in corporate partnering with one or more parties for the Company's triamcinolone acetonide **(TA)** product; and

(ii) obtaining a settlement with Bristol Myers Squibb for its past infringement of TA patents and for its accession to an ongoing licence to use TA in Kenalog,

(each, a **Strategic Transaction**), for a period of one year from 29 March 2004, or until the project is completed or terminated by the Company, whichever is the sooner (unless extended by agreement) **(Term)**.

Under the Project TA Agreement, FPI shall provide such assistance and advice as the Company may reasonably request, including:

(i) identifying, in conjunction with the Company, potential corporate counterparties for strategic transactions globally or regionally;

(ii) performing an analysis of potential counterparties as collaborators with the Company for the development and global commercialisation of TA or the products and each counterparty's desire, financial and technical ability to undertake a strategic transaction;

(iii) developing a general transaction format for a Strategic Transaction; and

(iv) coordinating and approaching potential counterparties.

A monthly retainer fee is payable by the Company to FPI and the Company will reimburse FPI for all properly incurred and reasonable out of pocket expenses. In addition, FPI may be entitled to be paid cash success fees for all Strategic Transactions completed during the Term and within nine months after expiry of the Term, with a minimum cash success fee payable by the Company at the closing of the first Strategic Transaction.

The Company has provided an indemnity to FPI and its agents in respect of losses and claims arising out of FPI's engagement under the Project TA Agreement (other than where arising from FPI's failure to follow the Company's instructions, its gross negligence or bad faith).

The Project TA Agreement is governed by and construed in accordance with New York law and the parties submit to the exclusive jurisdiction of the New York courts.

(g) Agreement with the Centre for Clinical Research

On 29 March 2004, Regenera and the Centre for Clinical Research **(the Centre)** entered into a contract that is renewable in three (3) month periods commencing 15 April 2004. Regenera will pay a monthly fee of USD$10,000 to the Centre in return for the Centre providing marketing services around product development, pricing based on appropriate branding and 'bundling' with kits and specialised formulations, promotions appropriate to ethical drug marketing in the USA and overseas, as well as distribution for the key product Visagen and its kit based subsidiary products.

The Centre must also engage in the appropriate scientific marketing presentation for the American Academy of Ophthalmology as well as be in attendance at the ARVO meeting in support of the key Regenera Board members. Relationships with key stakeholders and important public bodies (i.e. national regulators, national institute of health and doctors etc) are also part of the Centre's duties.

One month's notice is required by either party to terminate this contract; the IP protection remains in Regenera's favour and the non disclosure agreement will remain in affect for one year.

8.6 Rights Attaching to Shares

The following are the more important rights, privileges and restrictions attaching to the Shares offered for subscription by this Prospectus:

(a) subject to any special rights or restrictions for the time being attached to any class or classes of shares in the Company (at present there are none), at a general meeting every shareholder present in person or by proxy, representative or attorney will have a vote on a show of hands and, on a poll, one vote for each Share held;

(b) each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution or the Corporations Act;

(c) subject to any special rights of the holders of any shares as to a dividend (at present there are none), any dividend declared shall be paid according to the amounts paid or credited as paid on the shares in respect of which the dividend is paid;

(d) subject to the rights of holders of shares with special rights in a winding up (at present there are none), on a winding-up of the Company all monies and property that are to be legally distributed among holders of shares will be distributed so that, to the greatest extent possible, the amount distributed is in proportion to the Shares held by shareholders respectively, irrespective of the amounts paid up or credited as paid up in respect of the Shares. At the commencement of the winding up, shares classified by ASX as Restricted Securities shall rank on a return of capital after all other shares; and

(e) subject to the Constitution and the Corporations Act, Shares are freely transferable.

8.7 Terms and Conditions of Performance Shares

Class A Performance Shares

The material terms of the Class A Performance Shares are as follows:

(a) the Class A Performance Shares are a separate class of shares that will be convertible into Shares. They do not carry any voting rights or entitlements to dividends in the Company;

(b) each Class A Performance Share will convert into one (1) Share upon the achievement of the First Performance Milestone;

(c) if the First Performance Milestone is not achieved within 5 years from the date the Company lists on ASX, each 100,000 Class A Performance Shares will convert into one (1) Share (with any fractional entitlements being rounded up to the nearest whole fully paid share); and

(d) the Class A Performance Shares are not transferable.

Class B Performance Shares

The material terms of the Class B Performance Shares are as follows:

(a) the Class B Performance Shares are a separate class of shares that will be convertible into Shares. They do not carry any voting rights or entitlements to dividends in the Company;

(b) each Class B Performance Share will convert into one (1) Share upon the achievement of the Second Performance Milestone;

(c) if the Second Performance Milestone is not achieved within 5 years from the date the Company lists on ASX, each 100,000 Class B Performance Shares will convert into one (1) Share (with any fractional entitlements being rounded up to the nearest whole fully paid share); and

(d) the Class B Performance Shares are not transferable.

Class C Performance Shares

The material terms of the Class C Performance Shares are as follows:

(a) the Class C Performance Shares are a separate class of shares that will be convertible into Shares. They do not carry any voting rights or entitlements to dividends in the Company;

(b) each Class C Performance Share will convert into one (1) Share upon the achievement of the Third Performance Milestone;

(c) if the Third Performance Milestone is not achieved within 5 years from the date the Company lists on ASX, each 100,000 Class C Performance Shares will convert into one (1) Share (with any fractional entitlements being rounded up to the nearest whole fully paid share); and

(d) the Class C Performance Shares are not transferable.

Class D Performance Shares

The material terms of the Class D Performance Shares are as follows:

(a) the Class D Performance Shares are a separate class of shares that will be convertible into Shares. They do not carry any voting rights or entitlements to dividends in the Company;

(b) each Class D Performance Share will convert into one (1) Share upon the achievement of the Fourth Performance Milestone;

(c) if the Fourth Performance Milestone is not achieved within 5 years from the date the Company lists on ASX, each 100,000 Class D Performance Shares will convert into one (1) Share (with any fractional entitlements being rounded up to the nearest whole fully paid share); and

(d) the Class D Performance Shares are not transferable.

Class E Performance Shares

The material terms of the Class E Performance Shares are as follows:

(a) the Class E Performance Shares are a separate class of shares that will be convertible into Shares. They do not carry any voting rights or entitlements to dividends in the Company;

(b) each Class E Performance Share will convert into one (1) Share upon the achievement of the Fifth Performance Milestone;

(c) if the Fifth Performance Milestone is not achieved within 5 years from the date the Company lists on ASX, each 100,000 Class E Performance Shares will convert into one (1) Share (with any fractional entitlements being rounded up to the nearest whole fully paid share); and

(d) the Class E Performance Shares are not transferable.

Class F Performance Shares

The material terms of the Class F Performance Shares are as follows:

(a) the Class F Performance Shares are a separate class of shares that will be convertible into Shares. They do not carry any voting rights or entitlements to dividends in the Company;

(b) each Class F Performance Share will convert into one (1) Share upon the achievement of the Sixth Performance Milestone;

(c) if the Sixth Performance Milestone is not achieved within 5 years from the date the Company lists on ASX, each 100,000 Class F Performance Shares will convert into one (1) Share (with any fractional entitlements being rounded up to the nearest whole fully paid share); and

(d) the Class F Performance Shares are not transferable.

8.8 Terms and Conditions of Options

The material terms of the Options proposed to be issued by the Company under a future rights issue to shareholders (refer to Section 2.8) are as follows:

(a) the Options will be exercisable at any time prior to 5.00pm WST on 30 June 2008 (**Expiry Date**). Options not exercised on or before the Expiry Date will automatically lapse;

(b) the Options may be exercised wholly or in part by completing an application form for Shares (**Notice of Exercise**) delivered to the Company's Share Registry and received by it any time prior to the Expiry Date;

(c) each Option will entitle the holder to subscribe (in respect of each Option held) for a Share with an exercise price as follows:

   (i) if an Option is exercised prior to 30 April 2005, the exercise price will be $0.75 per Share; and

   (ii) if an Option is exercised between 1 May 2005 and the Expiry Date, the exercise price will be $1.10 per Share;

(d) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares. The Company will apply to ASX to have the Shares granted Official Quotation;

(e) if an Option is exercised on or before 30 April 2005, the holder will also be issued with a new Option on the same terms as these Options (**New Option**), with the exception that the exercise price will be $1.10 per Share and the holder will not be entitled to the issue of any further Options in the event the New Option is exercised. Application will be made to ASX for listing of these Options on 1 May 2005;

(f) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(g) any Notice of Exercise received by the Company's Share Registry on or prior to the Expiry Date will be deemed to be a Notice of Exercise as at the last Business Day of the month in which such notice is received;

(h) there will be no participating entitlements inherent in the Options to participate in new issues of capital which may be offered to shareholders during the currency of the Options. Prior to any new pro rata issue of securities to shareholders, holders of Options will be notified by the Company and will be afforded 7 Business Days before the record date (to determine entitlements to the issue), to exercise Options;

(i) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, all rights of an Option Holder are to be changed in a manner consistent with the ASX Listing Rules. Subject to the Corporations Act, the ASX Listing Rules and the Constitution, the Options may be transferred at any time prior to the Expiry Date; and

(j) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

The current unlisted Options have been issued on the same terms as those set out above other than:

(a) the Options are exercisable at any time prior to 5.00pm WST on 30 June 2007 (**Expiry Date**). Options not exercised on or before the Expiry Date will automatically lapse;

(b) each Option will entitle the holder to subscribe (in respect of each Option held) for a Share with an exercise price of $0.60 for the life of the Option; and

(c) if an Option is exercised at any time before the Expiry Date, the holder will also be issued with a New Option (refer above).

8.9 Corporate Governance

The Directors monitor the business affairs of the Company on behalf of shareholders and have formally adopted a corporate governance policy which is designed to encourage Directors to focus their attention on accountability, risk management and ethical conduct.

8.10 Restricted Securities

ASX has indicated that certain existing security holders may be required to enter into agreements that restrict dealings in Shares held by them. These agreements will be entered into in accordance with the Listing Rules.

8.11 Expenses of the Offer

The total expenses of the Offer are estimated to be approximately $854,000 (assuming only the minimum subscription is achieved) and are expected to be applied towards the items set out in the table below:

Item of Expenditure	Amount ($)
ASX and registry Fees	$39,000
Advisers' Fees	$340,000
Broker's Fees	$400,000
Printing and marketing	$70,000
Miscellaneous	$5,000
TOTAL	**$854,000**

8.12 Litigation

As at the date of this Prospectus, the Company is not involved in any legal proceedings and the Directors are not aware of any legal proceedings pending or threatened against the Company.

9. Directors' Authorisation

This Prospectus is issued by the Company and its issue has been authorised by a resolution of the Directors.

In accordance with Section 720 of the Corporations Act, each Director has consented to the lodgement of this Prospectus with the ASIC.

____

Mr. Tony Fitzgerald
Chairman
For and on behalf of
Regenera Limited

Where the following terms are used in this Prospectus they have the following meanings:

A$ or $
means an Australian dollar.

Application Form
means the application form attached to or accompanying this Prospectus.

ASIC
means Australian Securities & Investments Commission.

ASX
means Australian Stock Exchange Limited.

Board
means the board of Directors as constituted from time to time.

Business Day
means a week day when trading banks are ordinarily open for business in Perth, Western Australia.

Closing Date
means the closing date for receipt of Application Forms under this Prospectus, being 5.00pm (WST) on 21 May 2004 (unless the Offer is extended or closed early).

Company
means Regenera and where the context requires also includes Retmed.

Constitution
means the constitution of the Company.

Corporations Act
means the Corporations Act 2001 (Cth).

Directors
means the directors of the Company at the date of this Prospectus.

EST
means Eastern Standard Time.

Exposure Period
means the period of 7 days after the date of lodgement of this Prospectus (adding on an additional day for each public holiday) which period may be extended by the ASIC by not more than 7 days pursuant to Section 727(3) of the Corporations Act.

FDA
means the U.S. Food and Drug Administration.

Fifth Performance Milestone
means the Company or Retmed entering into a commercial sales arrangement, licence arrangement, clinical trial agreement or other transaction (including equity placement) with a third party international healthcare or pharmaceutical company that provides revenue, a financial benefit in cash or kind or the value of services to the Company or Retmed in an amount of not less than (ten million dollars) $10,000,000 to the Company or Retmed as a consequence of entering into the arrangement, agreement or transaction.

First Performance Milestone
means the Company or Retmed submitting an application to the Therapeutic Goods Administration for the registration of any of the Company's or Retmed's products, including but not limited to the "Visagen" product or any variation thereof or the Company's or Retmed's injectable device for the delivery of medications to the back of the eye.

Fourth Performance Milestone
means the Company or Retmed entering into a marketing or distribution arrangement, licence arrangement, collaborative development agreement or other similar transaction with an industry partner that provides revenue or future revenue, a financial benefit in cash or kind or the value of services to the Company or Retmed in an amount of not less than (five million dollars) $5,000,000 to the Company or Retmed as a consequence of entering into the arrangement, agreement or transaction.

Listing Rules
means the official Listing Rules of ASX.

Offer
means the invitation to investors to apply for Shares pursuant to this Prospectus.

Official List
means the Official List of ASX.

Option
means an option to acquire a Share on the terms and conditions set out in Section 8.8 of this Prospectus.

Performance Shares
means Shares in the Company issued on the terms and conditions set out in Section 8.7 of this Prospectus.

Prospectus
means this prospectus.

Regenera
means Regenera Limited (ABN 35 107 371 460).

Retmed
means Retmed Pty Ltd (ABN 50 074 211 742).

Second Performance Milestone
means the Company or Retmed receiving registration approval from the Therapeutic Goods Administration for the registration of any of the Company's or Retmed's products, including but not limited to the "Visagen" product or any variation thereof or the Company's or Retmed's injectable device for the delivery of medication to the back of the eye.

Share
means a fully paid ordinary share in the capital of the Company.

Share Registry
means Computershare Investor Services Pty Ltd.

Shareholder's Agreement
has the meaning given to that term in section 8.5.

Share Subscription Agreement
has the meaning given to that term in section 8.5.

Sixth Performance Milestone
means the Company achieving a valuation for 100% of the Shares of the Company of not less than one hundred and twenty five million dollars ($125,000,000) by any of the following means:

(a) achieving a market capitalisation of the Company's listed Shares on ASX of not less than $125,000,000 for a period of not less than 20 trading days in any sixty day period, as determined by the Company's closing share price for each trading day;
(b) achieving a market capitalisation of $125,000,000 for the Company's issued Shares by way of valuation upon listing of the Shares on a recognised international stock exchange (other than ASX); or
(c) by receipt of an offer by a third party to acquire not less than 20% of the Company's issued Shares for a valuation, if applied to 100% of the Shares, of not less than $125,000,000.

TGA
means the Therapeutic Goods Administration in Australia.

Third Performance Milestone
means successful completion of a clinical trial undertaken by the Company, Retmed, its alliance partners or by a national independent research organisation that demonstrates efficacy of triamcinolone acetonide in the treatment of inflammatory eye diseases, the results of which are capable of being used in gaining regulatory approval in the U.S.A or Europe for Visagen or extensions, variations or improvements thereof.

WST
means Western Standard Time.

Regenera Limited
ABN 35 107 371 460

Application Form

This Application Form is important. If you are in doubt as to how to deal with it, please contact your stockbroker or professional adviser without delay. You should read the entire prospectus carefully before completing this form. To meet the requirements of the Corporations Act, this Application Form must not be distributed unless included in, or accompanied by, the prospectus.

Registry Use Only

Broker Code | Adviser Code

A I/we apply for

Number of shares in Regenera Limited at $0.50 per share or such lesser number of shares which may be allocated to me/us

B I/we lodge full Application Money

A$

C Individual/Joint applications - refer to naming standards overleaf for correct forms of registrable title(s)

Title or Company Name | Given Name(s) | Surname

Joint Applicant 2 or Account Designation

Joint Applicant 3 or Account Designation

D Enter your postal address - Include State and Postcode

Unit | Street Number | Street Name or PO Box /Other Information

City / Suburb / Town | State | Postcode

E Enter your contact details

Contact Name

Telephone Number - Business Hours / After Hours

( )

F CHESS Participant

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your form do not correspond exactly with the registration details held at CHESS, your application will be deemed to be made without the CHESS HIN, and any securities issued as a result of the IPO will be held on the Issuer Sponsored subregister.

Cheque details - Make your cheque or bank draft payable to "Regenera Limited Share Application Account"

G

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$
				A$

By submitting this Application Form, I/we declare that this application is completed and lodged according to the Prospectus and the declarations/statements on the reverse of this Application form and I/we declare that all details and statements made by me/us (including the declaration on the reverse of this Application Form) are complete and accurate. I/we agree to be bound by the Constitution of the Company.

See back of form for completion guidelines

How to complete this form

A Shares Applied for

Enter the number of shares you wish to apply for. The application must be for a minimum of 4,000 shares.

B Application Monies

Enter the amount of Application Monies. To calculate the amount, multiply the number of shares by the price per shares of $0.50.

C Applicant Name(s)

Enter the full name you wish to appear on the statement of share holding. This must be either your own name or the name of a company. Up to 3 joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. Clearing House Electronic Subregister System (CHESS) participants should complete their name identically to that presently registered in the CHESS system.

D Postal Address

Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact Details

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

F CHESS

Regenera Limited (the Company) will apply to the ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of Australian Stock Exchange Limited. In CHESS, the company will operate an electronic CHESS Subregister of security holdings and an electronic Issuer Sponsored Subregister of security holdings. Together the two Subregisters will make up the Company's principal register of securities. The Company will not be issuing certificates to applicants in respect of shares allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold shares allotted to you under this Application on the CHESS Subregister, enter your CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by the Company and allocated a Securityholder Reference Number (SRN).

G Payment

Make your cheque or bank draft payable to "Regenera Limited Share Application Account" in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box B.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Application Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

Before completing the Application Form the applicant(s) should read this prospectus to which this application relates. By lodging the Application Form, the applicant agrees that this application for shares in Regenera Limited is upon and subject to the terms of the prospectus and the Constitution of Regenera Limited, agrees to take any number of shares that may be allotted to the Applicant(s) pursuant to the prospectus and declares that all details and statements made are complete and accurate. It is not necessary to sign the Application Form.

Lodgement of Application

Application Forms must be received at the Perth office of Computershare Investor Services Pty Limited by no later than 5.00pm WST on 21 May 2004.
Return the Application Form with cheque(s) attached to:

Computershare Investor Services Pty Limited
GPO Box D182
PERTH WA 6840

OR

Computershare Investor Services Pty Limited
Level 2
45 St Georges Terrace
PERTH WA 6000

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning your application, please contact the Computershare Investor Services Pty Limited on 1300 557 010.

Correct forms of registrable title(s)

Note that ONLY legal entities are allowed to hold shares. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual - Use given name(s) in full, not initials	Mr John Alfred Smith	J.A Smith
Joint - Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company - Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts - Use trustee(s) personal name(s) - Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased Estates - Use executor(s) personal name(s) - Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18) - Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnerships - Use partners personal name(s) - Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names - Use office bearer(s) personal name(s) - Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds - Use the name of trustee of the fund - Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Regenera Limited
ABN 35 107 371 460

Application Form

This Application Form is important. If you are in doubt as to how to deal with it, please contact your stockbroker or professional adviser without delay. You should read the entire prospectus carefully before completing this form. To meet the requirements of the Corporations Act, this Application Form must not be distributed unless included in, or accompanied by, the prospectus.

Broker Code | **Adviser Code**

A I/we apply for

Number of shares in Regenera Limited at $0.50 per share or such lesser number of shares which may be allocated to me/us

B I/we lodge full Application Money

A$.

C Individual/Joint applications - refer to naming standards overleaf for correct forms of registrable title(s)

Title or Company Name | Given Name(s) | Surname

Joint Applicant 2 or Account Designation

Joint Applicant 3 or Account Designation

D Enter your postal address - Include State and Postcode

Unit | Street Number | Street Name or PO Box /Other Information

City / Suburb / Town | State | Postcode

E Enter your contact details

Contact Name | Telephone Number - Business Hours / After Hours ( )

F CHESS Participant

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your form do not correspond exactly with the registration details held at CHESS, your application will be deemed to be made without the CHESS HIN, and any securities issued as a result of the IPO will be held on the Issuer Sponsored subregister.

Cheque details - Make your cheque or bank draft payable to "Regenera Limited Share Application Account"

G

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$
				A$

By submitting this Application Form, I/we declare that this application is completed and lodged according to the Prospectus and the declarations/statements on the reverse of this Application form and I/we declare that all details and statements made by me/us (including the declaration on the reverse of this Application Form) are complete and accurate. I/we agree to be bound by the Constitution of the Company.

See back of form for completion guidelines

How to complete this form

A **Shares Applied for**

Enter the number of shares you wish to apply for. The application must be for a minimum of 4,000 shares.

B Application Monies

Enter the amount of Application Monies. To calculate the amount, multiply the number of shares by the price per shares of $0.50.

C Applicant Name(s)

Enter the full name you wish to appear on the statement of share holding. This must be either your own name or the name of a company. Up to 3 joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. Clearing House Electronic Subregister System (CHESS) participants should complete their name identically to that presently registered in the CHESS system.

D Postal Address

Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact Details

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

F **CHESS**

Regenera Limited (the Company) will apply to the ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of Australian Stock Exchange Limited. In CHESS, the company will operate an electronic CHESS Subregister of security holdings and an electronic Issuer Sponsored Subregister of security holdings. Together the two Subregisters will make up the Company's principal register of securities. The Company will not be issuing certificates to applicants in respect of shares allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold shares allotted to you under this Application on the CHESS Subregister, enter your CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by the Company and allocated a Securityholder Reference Number (SRN).

G Payment

Make your cheque or bank draft payable to "Regenera Limited Share Application Account" in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box B.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Application Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

Before completing the Application Form the applicant(s) should read this prospectus to which this application relates. By lodging the Application Form, the applicant agrees that this application for shares in Regenera Limited is upon and subject to the terms of the prospectus and the Constitution of Regenera Limited, agrees to take any number of shares that may be allotted to the Applicant(s) pursuant to the prospectus and declares that all details and statements made are complete and accurate. It is not necessary to sign the Application Form.

Lodgement of Application

Application Forms must be received at the Perth office of Computershare Investor Services Pty Limited by no later than 5.00pm WST on 21 May 2004.
Return the Application Form with cheque(s) attached to:

Computershare Investor Services Pty Limited
GPO Box D182
PERTH WA 6840

OR

Computershare Investor Services Pty Limited
Level 2
45 St Georges Terrace
PERTH WA 6000

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning your application, please contact the Computershare Investor Services Pty Limited on 1300 557 010.

Correct forms of registrable title(s)

Note that ONLY legal entities are allowed to hold shares. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual - Use given name(s) in full, not initials	Mr John Alfred Smith	J.A Smith
Joint - Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company - Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts - Use trustee(s) personal name(s) - Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased Estates - Use executor(s) personal name(s) - Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18) - Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnerships - Use partners personal name(s) - Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names - Use office bearer(s) personal name(s) - Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds - Use the name of trustee of the fund - Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

E G E N E R A

Regenera Limited ABN 35 107 371 460
117 Stirling Highway
Nedlands
Western Australia 6009

PO Box 1150
Nedlands
Western Australia 6909

Telephone: +61 8 9389 5933
Facsimile: +61 8 9389 5944

RECEIVED
2004 OCT 27 A 10:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

15 June 2004

Regenera Limited

ADMISSION TO OFFICIAL LIST

Regenera Limited was admitted to the Official List of Australian Stock Exchange Limited on Friday, 11 June 2004.

Official Quotation of the following securities will commence at 1.00 pm E.S.T. (11.00 am W.S.T.) on Wednesday, 16 June 2004.

24,809,094	Ordinary shares fully paid

Security Code: RGA

Anthony Walsh
Assistant Manager Companies

ASX
AUSTRALIAN STOCK EXCHANGE

COMMENCEMENT OF OFFICIAL QUOTATION- REGENERA LIMITED

Regenera Limited (the "Company") was admitted to the official list of the Australian Stock Exchange Limited on Friday, 11 June 2004.

Official quotation of the Company's securities will commence on Wednesday, 16 June 2004.

Quoted Securities:	24,809,094 fully paid ordinary shares.
ASX Code:	RGA
Time:	1.00 PM E.S.T. (11.00 AM W.S.T.)
Date:	16 June 2004
SEAT Abbreviation:	REGENERA
ISIN:	AU000000RGA4
Home Branch:	Perth
Industry Classification:	Pharmaceutical
Registered Office:	Ground Floor 117 Stirling Highway NEDLANDS WA 6009 Telephone: (08) 9389 5933 Facsimile: (08) 9389 5944 Email: admin@regenera.com.au Website: www.regenera.com.au
Company Secretary:	Mr. Evan Cross
Share Registry:	Computershare Investor Services Pty Limited Level 2, Reserve Bank Building 45 St Georges Terrace PERTH WA 6000 Telephone: (08) 9323 2000 Facsimile: (08) 9323 2033

Balance Date:	30 June
CHESS:	Participating. The Company will also operate an issuer sponsored subregister.
State of Incorporation:	Western Australia
Dividend Policy:	N/A
Activities:	Development of ophthalmology products.

ASX restricted securities:

9,656,333 ordinary shares fully paid classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

5,534,239 ordinary shares fully paid issued on 31 March 2004 classified by ASX as restricted securities and to be held in escrow for a period of 12 months from the date of issue.

12,058,333 unlisted options exercisable at $0.60 on or before 30 June 2007 classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

9,418,099 unlisted options exercisable at $0.60 on or before 30 June 2007 issued on 31 March 2004 classified by ASX as restricted securities and to be held in escrow for a period of 12 months from the date of issue.

4,145,000 Class A Performance Shares classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

855,000 Class A Performance Shares issued on 31 March 2004 classified by ASX as restricted securities and to be held in escrow for a period of 12 months from the date of issue.

4,145,000 Class B Performance Shares classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

855,000 Class B Performance Shares issued on 31 March 2004 classified by ASX as restricted securities and to be held in escrow for a period of 12 months from the date of issue.

8,290,000 Class C Performance Shares classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

1,710,000 Class C Performance Shares issued on 31 March 2004 classified by ASX as restricted securities and to be held in escrow for a period of 12 months from the date of issue.

8,380,000 Class D Performance Shares classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

1,620,000 Class D Performance Shares issued on 31 March 2004 classified by ASX as restricted securities and to be held in escrow for a period of 12 months from the date of issue.

12,570,000 Class E Performance Shares classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

2,430,000 Class E Performance Shares issued on 31 March 2004 classified by ASX as restricted securities and to be held in escrow for a period of 12 months from the date of issue.

17,300,000 Class F Performance Shares classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

2,700,000 Class F Performance Shares issued on 31 March 2004 classified by ASX as restricted securities and to be held in escrow for a period of 12 months from the date of issue.

ASX Contact:	Nicholas Ong
Business Unit	Companies Perth
Ext.No:	6017
Date:	15 June 2004

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

15 June 2004

Regenera Limited

PRE-QUOTATION DISCLOSURE

Regenera Limited was admitted to the Official List of Australian Stock Exchange Limited on Friday, 11 June 2004.

Official Quotation of the following securities will commence at 1.00 pm E.S.T. (11.00 am W.S.T.) on Wednesday, 16 June 2004.

The following information is released as pre-quotation disclosure.

1. Distribution schedule - Appendix 1A, paragraph 48.
2. Top 20 holders.
3. Updated pro forma statement of financial position.
4. Updated statement of commitment.
5. Terms and conditions of Class A Performance Shares.
6. Terms and conditions of Class B Performance Shares.
7. Terms and conditions of Class C Performance Shares.
8. Terms and conditions of Class D Performance Shares.
9. Terms and conditions of Class E Performance Shares.

10. Terms and conditions of Class F Performance Shares.
11. Confirmation of contracts completion.
12. Number and escrow period of restricted securities.

Security Code: RGA

Nicholas Ong
Companies Advisor

CRP/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** Range Of Units Summary *** (RSP510:18.43:090604)
REGENERA LIMITED/RGA RUN NUMBER 0025 09/06/2004 A.C.N. 107 371 460 PAGE : 1

	1 to 1000	1001 to 5000	5001 to 10000	10001 to 100000	100001 to (MAX)	* TOTAL *	Less Than M/Parcel of 4000
*G1/ORDINARY FULLY PAID SHARES							
Holders							
Issuer	3	82	104	174	57	420	4
Chess		60	139	143	5	347	1
Total	3	142	243	317	62	767	5
Units							
Issuer	3	336000	950001	6443233	23625761	31354998	3003
Chess		252000	1262900	4352768	2777000	8644668	3000
Total	3	588000	2212901	10796001	26402761	39999666	6003

TOTAL HOLDERS FOR CLASSES SELECTED 767

TOTAL UNITS " " " 39999666

****
********** NUMBER OF PAGES WRITTEN = 1 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 16 ****
****

RECEIVED
2004 OCT 27 A 10:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CRP/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** T O P 2 0 H O L D E R S *** (RSP520:18.42:090604)
REGENERA LIMITED/RGA RUN NUMBER 0025 09/06/2004 A.C.N. 107 371 460 PAGE : 1

CLASS GROUP: *G1/ORDINARY FULLY PAID SHARES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	PACIFIC HEALTHCARE INVESTMENTS LIMITED	4,200,000	10.50	1
	SANTE HOLDINGS PTY LTD <DEC FAMILY ACCOUNT>	2,400,000	6.00	2
	HEALTHTEC GROWTH PARTNERS PTY LTD <WJA ACCOUNT>	1,500,000	3.75	3
	QUEENSLAND INVESTMENT CORPORATION	1,500,000	3.75	4
	DR DONALD SANDERS <INDIVIDUAL RETIREMENT A/C>	1,152,900	2.88	5
	MR STEPHEN NEWMAN	1,038,333	2.60	6
	WESTPAC CUSTODIAN NOMINEES LIMITED	825,000	2.06	7
	SOUTHAM INVESTMENTS 2003 PTY LTD <WARWICKSHIRE INVESTMENTS A/C>	800,000	2.00	8
	DR ROBERT GALE MARTIN & MRS BERNICE VESTAL MARTIN	722,740	1.81	9
	MATTINC VENTURES PTY LTD	633,333	1.58	10
	FIVE TIGERS INVESTMENTS LIMITED	600,000	1.50	11
	MATOPOS HOLDINGS LIMITED	600,000	1.50	12
	MR MURRAY KEN PAYNE	600,000	1.50	13
	NORA GOODRIDGE INVESTMENTS PTY LTD	538,333	1.35	14
	HEALTHTEC GROWTH PARTNERS PTY LTD <STAFF ACCOUNT>	500,000	1.25	15
	R J TRADING PTY LTD	500,000	1.25	16
	WALKER CORPORATION PTY LTD <WALKER CORPORATION A/C>	400,000	1.00	17
	FIFTH GLENMAR PTY LTD	333,333	0.83	18

CRP/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** T O P 2 0 H O L D E R S *** (RSP520:18.42:090604)
REGENERA LIMITED/RGA RUN NUMBER 0025 09/06/2004 A.C.N. 107 371 460 PAGE : 2

CLASS GROUP: *G1/ORDINARY FULLY PAID SHARES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	MATOPOS HOLDINGS LIMITED	330,000	0.83	19
	DR GHOLAM PEYMAN	288,214	0.72	20
	*** REPORT TOTAL ***	19,462,186	48.66	
	*** REMAINDER ***	20,537,480	51.34	
	*** GRAND TOTAL ***	39,999,666	100.00	

TOTAL NUMBER OF CURRENT HOLDERS FOR ALL NAMED CLASSES IS 00000767

********** NUMBER OF PAGES WRITTEN = 2 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 51 ****

REGENERA LIMITED
STATEMENT OF FINANCIAL POSITION
AS AT 31 MARCH 2004
BASED ON ACTUAL FUNDS RAISED UNDER THE PROSPECTUS

	Notes	*Pro Forma Consolidated 31 Mar 2004 Per Prospectus $8 million raising* $	*Application of Over Subscriptions Received $2million* $	*Pro-Forma Consolidated 31 Mar 2004 Final $10 million raising* $
CURRENT ASSETS				
Cash assets	1	3,291,734	1,907,011	5,198,745
Receivables		64,544		64,544
Total current assets		3,356,278		5,263,289
NON-CURRENT ASSETS				
Investment in Retmed Pty Ltd		-		-
Property, plant and equipment		8,552		8,552
Intellectual property		6,050,195		6,050,195
Total non-current assets		6,058,747		6,058,747
Total assets		9,415,025		11,322,036
CURRENT LIABILITIES				
Payables		42,600		42,600
Total current liabilities		42,600		42,600
Total liabilities		42,600		42,600
NET ASSETS		9,372,425		11,279,436
EQUITY				
Contributed equity		9,540,542	1,907,011	11,447,553
Accumulated losses		(362,500)		(362,500)
Outside equity interest		194,383		194,383
TOTAL EQUITY		9,372,425		11,279,436

Note 1.
As forecast in Section 1.5 Use of Funds in the Company's Prospectus, the additional funds raised have been reduced by additional costs of the issue (5.2%) for a total reduction of $104,604.

RECEIVED

2004 OCT 27 A 10:55

FFICE OF INTERNATIONAL CORPORATE FINANCE

REGENERA LIMITED
STATEMENT OF COMMITMENTS
AS AT 31 MARCH 2004
BASED ON ACTUAL FUNDS RAISED UNDER THE PROSPECTUS

Following the successful raising of $10 million under the Company's Prospectus dated 8th April 2004, the Company has provided the following updated Statement of Commitments to account for additional funds raised.

	Proforma Use of Funds Per Prospectus $8.0 million	Application of Over Subscriptions Received $2.0 million	Proforma Use of Funds Final $10.0 million
Use of Funds:			
Subscription for shares in Retmed for use as working capital in clinical trials and commercialisation of Visagen	3,363,000	-	3,363,000
Acquisition of additional shares in Retmed from existing shareholders to acquire a further 10% interest in Retmed Pty Ltd	2,000,000	-	2,000,000
Expenses of the offer	854,000	104,604	958,604
Operations and general working capital	1,783,000	1,027,935	2,810,935
Product extensions and expansion	-	879,076	879,076
Total Commitments	**8,000,000**	**2,011,615**	**10,011,615**

REGENERA

RECEIVED

2004 OCT 27 A 10:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

9 June 2004

Mr Nicholas Ong
Companies Advisor
Australian Stock Exchange
Level 8 Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Nicholas

CLINICAL TRIALS AND COMMERCIALISATION OF VISAGEN – COST BREAKDOWN

In reference to the Regenera Ltd Prospectus, dated 8th April 2004, item 1.5 Use of Funds, further information on the breakdown of intended expenses relating to the commercialization of Visagen™ (Triamcinolone) a steroidal reformulation designed for ocular use for the indications of Age Related Macular Degeneration, Diabetic Retinopathy and related diseases of the back of the eye, totalling $3,363,000 is provided. The process of commercialization, based on the science and intellectual property held by Retmed Pty Ltd will require the following costs to be incurred in the following categories.

Item #1: **($263,000)** Final commercialization of the company's first new product, the ocular formulation "Visagen™ TAPR," or preservative-free triamcinolone, including risk analysis to regulatory standards (ISO 9001; ISO 13485), analytical chemistry and stability testing, and laboratory experiments and testing based on USFDA (2000) Good Laboratory Practice standards.

Item #2: **($500,000)** Final research and development to prepare for commercialization of the company's second new product, "Visagen™ SR," or Sustained Release formulation, including risk analysis to regulatory standards and all appropriate laboratory and manufacturing quality assurance.

Item #3: **($1,000,000)** Clinical trials conducted in Australia to global standards, for the purpose of TGA approvals labelling the company's products for ocular use.

Item #4: **($1,500,000)** Clinical trials conducted in the USA to global standards, defined as a multi-site Phase 3 clinical trial, for the purpose of USFDA approvals labelling the company's products safe for ocular use.

Item #5: **($100,000)** Commercialization of the Retmed Kit, an injection device designed to inject Visagen™ (and other pharmaceuticals) into the vitreous cavity of the eye.

Total Estimated Spend $3,363,000

Yours sincerely,

Evan Cross
Company Secretary
Regenera Limited

TERMS AND CONDITIONS OF CLASS A PERFORMANCE SHARES

1. RIGHTS ATTACHING TO THE CLASS A PERFORMANCE SHARES

1.1 **(Shares)** Each Class A Performance Share is a share in the capital of the Company and will have an issue price of $0.00001 each.

1.2 **(General Meetings)** The Class A Performance Shares shall confer on the holder (**Holder**) the right to receive notices of general meetings and financial reports and accounts of Regenera Limited (**Company**) that are circulated to shareholders. Holders have the right to attend general meetings of shareholders of the Company.

1.3 **(No Voting Rights)** The Class A Performance Shares do not entitle the Holder to vote on any resolutions proposed at a general meeting of shareholders of the Company.

1.4 **(No Dividend Rights)** The Class A Performance Shares do not entitle the Holder to any dividends.

1.5 **(No Rights on Winding Up)** The Class A Performance Shares do not confer on the Holder any right to participate in the surplus profits or assets of the Company upon winding up of the Company.

1.6 **(Not Transferable)** The Class A Performance Shares are not transferable.

1.7 **(Reorganisation of Capital)** If at any time the issued capital of the Company is reconstructed, all rights of a Holder will be changed to the extent necessary to comply with the applicable ASX Listing Rules at the time of reorganisation.

1.8 **(Application to ASX)** The Class A Performance Shares will not be quoted on ASX. However, upon conversion of the Class A Performance Shares, the Company must within seven (7) days after the conversion, apply for the official quotation of the shares arising from the conversion on ASX.

1.9 **(No other Rights)** The Class A Performance Shares give the Holders no rights other than those expressly provided by these Terms and those provided at law where such rights at law cannot be excluded by these Terms.

2. CONVERSION OF THE CLASS A PERFORMANCE SHARES

2.1 **(Conversion on Achievement of Milestone)** Upon the Company or Retmed Pty Ltd submitting an application to the Therapeutic Goods Administration for the registration of any of the Company's or Retmed Pty Ltd's eye disease products, including but not limited to the "Visagen" product or any variation thereof or the Company's or Retmed Pty Ltd's injectable device for the delivery of medications to the back of the eye (**Milestone**), each Class A Performance Share will automatically convert into one (1) fully paid ordinary share in the capital of the Company (**Share**).

2.2 **(Conversion if Milestone is not Achieved)** If the Milestone is not achieved within 5 years from the date the Company lists on ASX (**End Date**), each 100,000 Class A Performance Shares will automatically convert into one (1) Share (with any fractional entitlements being rounded up to the nearest whole fully paid share) on the End Date. As an example and to more clearly set out the manner in which the automatic conversion will occur, if a person holds 550,000 Class A Performance Shares, the number of Shares the person will receive on conversion is 6 Shares.

2.3 **(Conversion Procedure)** Upon the Milestone being achieved or the End Date occurring (whichever occurs first), the Class A Performance Shares will automatically convert into Shares in accordance with Term 2.1 or Term 2.2 (as the case may be) and the Company will issue each Holder with a new holding statement for the Shares.

2.4 **(Ranking of Shares)** The Shares into which the Class A Performance Shares will convert will rank pari passu in all respects with existing Shares.

TERMS AND CONDITIONS OF CLASS B PERFORMANCE SHARES

1. RIGHTS ATTACHING TO THE CLASS B PERFORMANCE SHARES

1.1 **(Shares)** Each Class B Performance Share is a share in the capital of the Company and will have an issue price of $0.00001 each.

1.2 **(General Meetings)** The Class B Performance Shares shall confer on the holder (**Holder**) the right to receive notices of general meetings and financial reports and accounts of Regenera Limited (**Company**) that are circulated to shareholders. Holders have the right to attend general meetings of shareholders of the Company.

1.3 **(No Voting Rights)** The Class B Performance Shares do not entitle the Holder to vote on any resolutions proposed at a general meeting of shareholders of the Company.

1.4 **(No Dividend Rights)** The Class B Performance Shares do not entitle the Holder to any dividends.

1.5 **(No Rights on Winding Up)** The Class B Performance Shares do not confer on the Holder any right to participate in the surplus profits or assets of the Company upon winding up of the Company.

1.6 **(Not Transferable)** The Class B Performance Shares are not transferable.

1.7 **(Reorganisation of Capital)** If at any time the issued capital of the Company is reconstructed, all rights of a Holder will be changed to the extent necessary to comply with the applicable ASX Listing Rules at the time of reorganisation.

1.8 **(Application to ASX)** The Class B Performance Shares will not be quoted on ASX. However, upon conversion of the Class B Performance Shares, the Company must within seven (7) days after the conversion, apply for the official quotation of the shares arising from the conversion on ASX.

1.9 **(No other Rights)** The Class B Performance Shares give the Holders no rights other than those expressly provided by these Terms and those provided at law where such rights at law cannot be excluded by these Terms.

2. CONVERSION OF THE CLASS B PERFORMANCE SHARES

2.1 **(Conversion on Achievement of Milestone)** Upon the Company or Retmed Pty Ltd receiving registration approval from the Therapeutic Goods Administration for the registration of any of the Company's eye disease products, including but not limited to the "Visagen" product or any variation thereof or the Company's or Retmed Pty Ltd's injectable device for the delivery of medications to the back of the eye (**Milestone**), each Class B Performance Share will automatically convert into one (1) fully paid ordinary share in the capital of the Company (**Share**).

2.2 **(Conversion if Milestone is not Achieved)** If the Milestone is not achieved within 5 years from the date the Company lists on ASX (**End Date**), each 100,000 Class B Performance Shares will automatically convert into one (1) Share (with any fractional entitlements being rounded up to the nearest whole fully paid share) on the End Date. As an example and to more clearly set out the manner in which the automatic conversion will occur, if a person holds 550,000 Class B Performance Shares, the number of Shares the person will receive on conversion is 6 Shares.

2.3 **(Conversion Procedure)** Upon the Milestone being achieved or the End Date occurring (whichever occurs first), the Class B Performance Shares will automatically convert into Shares in accordance with Term 2.1 or Term 2.2 (as the case may be) and the Company will issue each Holder with a new holding statement for the Shares.

2.4 **(Ranking of Shares)** The Shares into which the Class B Performance Shares will convert will rank pari passu in all respects with existing Shares.

TERMS AND CONDITIONS OF CLASS C PERFORMANCE SHARES

1. RIGHTS ATTACHING TO THE CLASS C PERFORMANCE SHARES

1.1 (Shares) Each Class C Performance Share is a share in the capital of the Company and will have an issue price of $0.00001 each.

1.2 (General Meetings) The Class C Performance Shares shall confer on the holder (Holder) the right to receive notices of general meetings and financial reports and accounts of Regenera Limited (Company) that are circulated to shareholders. Holders have the right to attend general meetings of shareholders of the Company.

1.3 (No Voting Rights) The Class C Performance Shares do not entitle the Holder to vote on any resolutions proposed at a general meeting of shareholders of the Company.

1.4 (No Dividend Rights) The Class C Performance Shares do not entitle the Holder to any dividends.

1.5 (No Rights on Winding Up) The Class C Performance Shares do not confer on the Holder any right to participate in the surplus profits or assets of the Company upon winding up of the Company.

1.6 (Not Transferable) The Class C Performance Shares are not transferable.

1.7 (Reorganisation of Capital) If at any time the issued capital of the Company is reconstructed, all rights of a Holder will be changed to the extent necessary to comply with the applicable ASX Listing Rules at the time of reorganisation.

1.8 (Application to ASX) The Class C Performance Shares will not be quoted on ASX. However, upon conversion of the Class C Performance Shares, the Company must within seven (7) days after the conversion, apply for the official quotation of the shares arising from the conversion on ASX.

1.9 (No other Rights) The Class C Performance Shares give the Holders no rights other than those expressly provided by these Terms and those provided at law where such rights at law cannot be excluded by these Terms.

2. CONVERSION OF THE CLASS C PERFORMANCE SHARES

2.1 (Conversion on Achievement of Milestone) Upon successful completion of a clinical trial undertaken by the Company, Retmed Pty Ltd, its alliance partners or by a national independent research organisation that demonstrates the efficacy of Triamcinolone Acetonide (TA) in the treatment of inflammatory eye disease, the results of which are capable of being used in gaining regulatory approval in the USA or Europe for Visagen or extensions, variations or improvements thereof (Milestone), each Class C Performance Share will automatically convert into one (1) fully paid ordinary share in the capital of the Company (Share).

2.2 (Conversion if Milestone is not Achieved) If the Milestone is not achieved within 5 years from the date the Company lists on ASX (End Date), each 100,000 Class C Performance Shares will automatically convert into one (1) Share (with any fractional entitlements being rounded up to the nearest whole fully paid share) on the End Date. As an example and to more clearly set out the manner in which the automatic conversion will occur, if a person holds 550,000 Class C Performance Shares, the number of Shares the person will receive on conversion is 6 Shares.

2.3 (Conversion Procedure) Upon the Milestone being achieved or the End Date occurring (whichever occurs first), the Class C Performance Shares will automatically convert into Shares in accordance with Term 2.1 or Term 2.2 (as the case may be) and the Company will issue each Holder with a new holding statement for the Shares.

2.4 (Ranking of Shares) The Shares into which the Class C Performance Shares will convert will rank pari passu in all respects with existing Shares.

TERMS AND CONDITIONS OF CLASS D PERFORMANCE SHARES

1. RIGHTS ATTACHING TO THE CLASS D PERFORMANCE SHARES

1.1 **(Shares)** Each Class D Performance Share is a share in the capital of the Company and will have an issue price of $0.00001 each.

1.2 **(General Meetings)** The Class D Performance Shares shall confer on the holder (**Holder**) the right to receive notices of general meetings and financial reports and accounts of Regenera Limited (**Company**) that are circulated to shareholders. Holders have the right to attend general meetings of shareholders of the Company.

1.3 **(No Voting Rights)** The Class D Performance Shares do not entitle the Holder to vote on any resolutions proposed at a general meeting of shareholders of the Company.

1.4 **(No Dividend Rights)** The Class D Performance Shares do not entitle the Holder to any dividends.

1.5 **(No Rights on Winding Up)** The Class D Performance Shares do not confer on the Holder any right to participate in the surplus profits or assets of the Company upon winding up of the Company.

1.6 **(Not Transferable)** The Class D Performance Shares are not transferable.

1.7 **(Reorganisation of Capital)** If at any time the issued capital of the Company is reconstructed, all rights of a Holder will be changed to the extent necessary to comply with the applicable ASX Listing Rules at the time of reorganisation.

1.8 **(Application to ASX)** The Class D Performance Shares will not be quoted on ASX. However, upon conversion of the Class D Performance Shares, the Company must within seven (7) days after the conversion, apply for the official quotation of the shares arising from the conversion on ASX.

1.9 **(No other Rights)** The Class D Performance Shares give the Holders no rights other than those expressly provided by these Terms and those provided at law where such rights at law cannot be excluded by these Terms.

2. CONVERSION OF THE CLASS D PERFORMANCE SHARES

2.1 **(Conversion on Achievement of Milestone)** Upon the Company or Retmed Pty Ltd entering into a marketing or distribution arrangement, licence arrangement, collaborative development agreement or other similar transaction with an industry partner that provides revenue or future revenue, a financial benefit in cash or kind or the value of services to the Company or Retmed Pty Ltd in an amount of not less than (five million dollars) $5,000,000 to the Company or Retmed Pty Ltd as a consequence of entering into the arrangement, agreement or transaction (**Milestone**), each Class D Performance Share will automatically convert into one (1) fully paid ordinary share in the capital of the Company (**Share**).

2.2 **(Conversion if Milestone is not Achieved)** If the Milestone is not achieved within 5 years from the date the Company lists on ASX (**End Date**), each 100,000 Class D Performance Shares will automatically convert into one (1) Share (with any fractional entitlements being rounded up to the nearest whole fully paid share) on the End Date. As an example and to more clearly set out the manner in which the automatic conversion will occur, if a person holds 550,000 Class D Performance Shares, the number of Shares the person will receive on conversion is 6 Shares.

2.3 **(Conversion Procedure)** Upon the Milestone being achieved or the End Date occurring (whichever occurs first), the Class D Performance Shares will automatically convert into Shares in accordance with Term 2.1 or Term 2.2 (as the case may be) and the Company will issue each Holder with a new holding statement for the Shares.

2.4 **(Ranking of Shares)** The Shares into which the Class D Performance Shares will convert will rank pari passu in all respects with existing Shares.

TERMS AND CONDITIONS OF CLASS E PERFORMANCE SHARES

1. RIGHTS ATTACHING TO THE CLASS E PERFORMANCE SHARES

1.1 (**Shares**) Each Class E Performance Share is a share in the capital of the Company and will have an issue price of $0.00001 each.

1.2 (**General Meetings**) The Class E Performance Shares shall confer on the holder (**Holder**) the right to receive notices of general meetings and financial reports and accounts of Regenera Limited (**Company**) that are circulated to shareholders. Holders have the right to attend general meetings of shareholders of the Company.

1.3 (**No Voting Rights**) The Class E Performance Shares do not entitle the Holder to vote on any resolutions proposed at a general meeting of shareholders of the Company.

1.4 (**No Dividend Rights**) The Class E Performance Shares do not entitle the Holder to any dividends.

1.5 (**No Rights on Winding Up**) The Class E Performance Shares do not confer on the Holder any right to participate in the surplus profits or assets of the Company upon winding up of the Company.

1.6 (**Not Transferable**) The Class E Performance Shares are not transferable.

1.7 (**Reorganisation of Capital**) If at any time the issued capital of the Company is reconstructed, all rights of a Holder will be changed to the extent necessary to comply with the applicable ASX Listing Rules at the time of reorganisation.

1.8 (**Application to ASX**) The Class E Performance Shares will not be quoted on ASX. However, upon conversion of the Class E Performance Shares, the Company must within seven (7) days after the conversion, apply for the official quotation of the shares arising from the conversion on ASX.

1.9 (**No other Rights**) The Class E Performance Shares give the Holders no rights other than those expressly provided by these Terms and those provided at law where such rights at law cannot be excluded by these Terms.

2. CONVERSION OF THE CLASS E PERFORMANCE SHARES

2.1 (**Conversion on Achievement of Milestone**) Upon the Company or Retmed Pty Ltd entering into a marketing or distribution arrangement, licence arrangement, collaborative development or other transaction (including equity placement) with an industry partner that provides revenue or future revenue, a financial benefit in cash or kind or the value of services to the Company or Retmed Pty Ltd in an amount of not less than (ten million dollars) $10,000,000 to the Company or Retmed Pty Ltd as a consequence of entering into the arrangement, agreement or transaction (**Milestone**), each Class E Performance Share will automatically convert into one (1) fully paid ordinary share in the capital of the Company (**Share**).

2.2 (**Conversion if Milestone is not Achieved**) If the Milestone is not achieved within 5 years from the date the Company lists on ASX (**End Date**), each 100,000 Class E Performance Shares will automatically convert into one (1) Share (with any fractional entitlements being rounded up to the nearest whole fully paid share) on the End Date. As an example and to more clearly set out the manner in which the automatic conversion will occur, if a person holds 550,000 Class E Performance Shares, the number of Shares the person will receive on conversion is 6 Shares.

2.3 (**Conversion Procedure**) Upon the Milestone being achieved or the End Date occurring (whichever occurs first), the Class E Performance Shares will automatically convert into Shares in accordance with Term 2.1 or Term 2.2 (as the case may be) and the Company will issue each Holder with a new holding statement for the Shares.

2.4 (**Ranking of Shares**) The Shares into which the Class E Performance Shares will convert will rank pari passu in all respects with existing Shares.

TERMS AND CONDITIONS OF CLASS F PERFORMANCE SHARES

1. RIGHTS ATTACHING TO THE CLASS F PERFORMANCE SHARES

1.1 **(Shares)** Each Class F Performance Share is a share in the capital of the Company and will have an issue price of $0.00001 each.

1.2 **(General Meetings)** The Class F Performance Shares shall confer on the holder (**Holder**) the right to receive notices of general meetings and financial reports and accounts of Regenera Limited (**Company**) that are circulated to shareholders. Holders have the right to attend general meetings of shareholders of the Company.

1.3 **(No Voting Rights)** The Class F Performance Shares do not entitle the Holder to vote on any resolutions proposed at a general meeting of shareholders of the Company.

1.4 **(No Dividend Rights)** The Class F Performance Shares do not entitle the Holder to any dividends.

1.5 **(No Rights on Winding Up)** The Class F Performance Shares do not confer on the Holder any right to participate in the surplus profits or assets of the Company upon winding up of the Company.

1.6 **(Not Transferable)** The Class F Performance Shares are not transferable.

1.7 **(Reorganisation of Capital)** If at any time the issued capital of the Company is reconstructed, all rights of a Holder will be changed to the extent necessary to comply with the applicable ASX Listing Rules at the time of reorganisation.

1.8 **(Application to ASX)** The Class F Performance Shares will not be quoted on ASX. However, upon conversion of the Class F Performance Shares, the Company must within seven (7) days after the conversion, apply for the official quotation of the shares arising from the conversion on ASX.

1.9 **(No other Rights)** The Class F Performance Shares give the Holders no rights other than those expressly provided by these Terms and those provided at law where such rights at law cannot be excluded by these Terms.

2. CONVERSION OF THE CLASS F PERFORMANCE SHARES

2.1 **(Conversion on Achievement of Milestone)** Upon the Company achieving a valuation for 100% of the Shares of the Company of not less than one hundred and twenty five million dollars ($125,000,000) by any of the following means:

(a) achieving a market capitalisation of the Company's listed Shares on ASX of not less than $125,000,000 for a period of not less than 20 trading days in any sixty day period, as determined by the Company's closing share price for each trading day;

(b) achieving a market capitalisation of $125,000,000 for the Company's issued Shares by way of valuation upon listing of the Shares on a recognised international stock exchange (other than ASX); or

(c) by receipt of an offer by a third party to acquire not less than 20% of the Company's issued Shares for a valuation, if applied to 100% of the Shares, of not less than $125,000,000,

(**Milestone**), each Class F Performance Share will automatically convert into one (1) fully paid ordinary share in the capital of the Company (**Share**).

2.2 **(Conversion if Milestone is not Achieved)** If the Milestone is not achieved within 5 years from the date the Company lists on ASX (**End Date**), each 100,000 Class F Performance Shares will automatically convert into one (1) Share (with any fractional entitlements being rounded up to the nearest whole fully paid share) on the End Date. As an example and to more clearly set out

the manner in which the automatic conversion will occur, if a person holds 550,000 Class F Performance Shares, the number of Shares the person will receive on conversion is 6 Shares.

2.3 **(Conversion Procedure)** Upon the Milestone being achieved or the End Date occurring (whichever occurs first), the Class F Performance Shares will automatically convert into Shares in accordance with Term 2.1 or Term 2.2 (as the case may be) and the Company will issue each Holder with a new holding statement for the Shares.

2.4 **(Ranking of Shares)** The Shares into which the Class F Performance Shares will convert will rank pari passu in all respects with existing Shares.

REGENERA

9 June 2004
Company Announcements Office
Australian Stock Exchange Limited
Level 5, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

PRE-QUOTATION DISCLOSURE

In accordance with the conditions set out in the letter received by Regenera Limited (**Regenera**) from Australian Stock Exchange Limited dated 2 June 2004 we enclose the following information in a form suitable for release to the market:

(a) a distribution schedule of the numbers of holders in each class of security to be quoted in the form contained in Appendix 1A, paragraph 48;

(b) a statement setting out the names of the 20 largest holders of each class of securities to be quoted, including number and percentage of each class of securities held by those holders;

(c) an updated pro-forma statement of financial position based on funds actually raised under the Prospectus;

(d) an updated statement of commitments based on funds actually raised under the Prospectus;

(e) the full terms and conditions of the Class A Performance Shares;

(f) the full terms and conditions of the Class B Performance Shares;

(g) the full terms and conditions of the Class C Performance Shares;

(h) the full terms and conditions of the Class D Performance Shares;

(i) the full terms and conditions of the Class E Performance Shares;

(j) the full terms and conditions of the Class F Performance Shares;

(k) the full terms and conditions of the unlisted options; and

(l) a statement setting out the number of securities subject to escrow and the escrow period applied to those securities.

In addition, Regenera confirms the following:

(a) that completion of the share subscription agreement dated 30 March 2004 between Regenera and Retmed Pty Ltd (**Retmed**) for the acquisition of 310,000 ordinary shares in Retmed has occurred; and

(b) that The University of Sydney has become a party to the shareholders' agreement dated 30 March 2004 between Regenera, Retmed and the shareholders of Retmed.

Yours faithfully

EVAN CROSS
COMPANY SECRETARY
REGENERA LIMITED

REGENERA

9th June 2004

The Manager
Company Announcements
Australian Stock Exchange
Level 5, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir

LIST OF ESCROWED SECURITIES

Ordinary Fully Paid Shares, restricted 12 Months from 31 March 2004	5,534,239
Ordinary Fully Paid Shares, restricted 24 Months from date of Listing	9,656,333
Options - expiry 30/06/07 @ $0.60, restricted 12 Months from 31 March 2004	9,418,099
Options - expiry 30/06/07 @ $0.60, restricted 24 Months from date of Listing	12,058,333
Class A Performance Shares, restricted 24 Months from date of Listing	4,145,000
Class A Performance Shares, restricted 12 Months from 31 March 2004	855,000
Class B Performance Shares, restricted 24 Months from date of Listing	4,145,000
Class B Performance Shares, restricted 12 Months from 31 March 2004	855,000
Class C Performance Shares, restricted 24 Months from date of Listing	8,290,000
Class C Performance Shares, restricted 12 Months from 31 March 2004	1,710,000
Class D Performance Shares, restricted 24 Months from date of Listing	8,380,000
Class D Performance Shares, restricted 12 Months from 31 March 2004	1,620,000
Class E Performance Shares, restricted 24 Months from date of Listing	12,570,000
Class E Performance Shares, restricted 12 Months from 31 March 2004	2,430,000
Class F Performance Shares, restricted 24 Months from date of Listing	17,300,000
Class F Performance Shares, restricted 12 Months from 31 March 2004	2,700,000

Evan Cross
Company Secretary

Regenera Ltd ABN 35 107 371 460
Ground Floor, 117 Stirling Highway, NEDLANDS WA 6009
Tel 08 9389 5933 Fax 08 9389 5944

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. Application for admission to the +official list;
2. Information to be completed; and
3. Agreement to be completed.

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002.

Part 1 - Application for admission to the official list

Name of entity	ABN
REGENERA LIMITED	35 107 371 460

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

2 +Main class of +securities

Number	+Class
43,976,435	Fully paid ordinary shares

3 Additional +classes of +securities (except +CDIs)

Number to be quoted	+Class

+ See chapter 19 for defined terms.

Number not to be quoted	+Class
21,476,432 5,000,000 5,000,000 10,000,000 10,000,000 15,000,000 20,000,000	Options Class A Performance Shares Class B Performance Shares Class C Performance Shares Class D Performance Shares Class E Performance Shares Class F Performance Shares

4	Telephone number, postal address for all correspondence, general fax number, and fax number for +company announcements office to confirm release of information to the market	Ground Floor 117 Stirling Highway NEDLANDS WA 6009 Phone: (08) 9389 5933 Fax: (08) 9389 5944
5	Address of principal +security registries for each +class of +security (including +CDIs)	Computershare Investor Services Pty Ltd Level 2, Reserve Bank Building 45 St Georges Terrace PERTH WA 6000
6	Annual balance date	30 June

Companies only

(Other entities go to 19)

7	Name and title of chief executive officer/managing director	Dr William Ardrey IV
8	Name and title of chairperson of directors	Mr Tony Fitzgerald – Non-executive Chairman
9	Names of all directors	Mr Tony Fitzgerald – Non-executive Chairman Dr William Ardrey IV – Chief Executive Officer Mr Stephen Newman – Non-executive Director Mr Finian MacCana – Non-executive Director

+ See chapter 19 for defined terms.

10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	Clause 11.3 of the Company's Constitution provides that, subject to clause 13.39, at the AGM in every year one-third of the Directors for the time being, or, if their number is not 3 nor a multiple of 3, then the number nearest one-third, and any other Director not in such one-third who has held office for 3 years or more (except the Managing Director) must retire from office. Clause 13.39 of the Company's Constitution provides that a Managing Director shall not retire by rotation in accordance with clause 11.3, but if there is more than one Managing Director then the first appointed Managing Director shall not be subject to re-election and the other Managing Director and the Executive Directors shall be subject to re-election. Clause 13.36 of the Company's Constitution provides that the Directors may from time to time appoint one or more of their number to the office of Managing Director or Managing Directors of the Company or to the office of Executive Director or Executive Directors either for a fixed term or at will, but not for life. Clause 11.15 of the Company's Constitution provides that no non-executive Director shall be paid as part or whole of his remuneration a commission on or percentage of profits or a commission on or a percentage of operating revenue, and no Executive Director shall be paid as whole or part of his remuneration a commission on or a percentage of operating revenue. Clause 13.37 of the Company's Constitution provides that, subject to clause 11.15, a Managing Director or Executive Director shall, subject to the terms of any agreement entered into in a particular case, receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine. The Company's Constitution is attached as Annexure D.
11	Name and title of company secretary	Mr Evan Cross – Company Secretary
12	Place of incorporation	Western Australia
13	Date of incorporation	12 December 2003
14	Legislation under which incorporated	The Corporations Act 2001 (Cth) and is taken to be registered in Western Australia
15	Address of registered office in Australia	Ground Floor 117 Stirling Highway NEDLANDS WA 6009

+ See chapter 19 for defined terms.

16	Month in which annual meeting is usually held	November
17	Months in which dividends are usually paid (or are intended to be paid)	Not applicable at this stage.
18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	Not applicable.

+ See chapter 19 for defined terms.

18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	Not applicable.

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	
20	Name and title of chairperson of directors of responsible entity	
21	Names of all directors of the responsible entity	
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	
23	Name and title of company secretary of responsible entity	

+ See chapter 19 for defined terms.

23A	Trusts only - if the trust is a registered managed investment scheme, the names of the members of the compliance committee (if any)	
24	Place of registration of the entity	
25	Date of registration of the entity	
26	Legislation under which the entity is registered	
27	Address of administration office in Australia of the entity	
28	If an annual meeting is held, month in which it is usually held	
29	Months in which distributions are usually paid (or are intended to be paid)	
30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	

+ See chapter 19 for defined terms.

About the entity

All entities

Item	Tick	Tick to indicate you are providing the information or documents	Where is the information or document to be found? (eg, prospectus cross reference)
31	☒	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	Issue price: 50 cents - refer Section 2.1 of the Prospectus (Annexure A). Spread requirements: To be provided.
32	☒	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	2 copies now provided, 250 final copies to be provided when printing completed.
33	☐	Cheque for fees	To be provided.
34	☒	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	CHESS and Issuer-Sponsored (refer to Section 2.9 of the Prospectus) (Annexure B).
35	☒	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	Copies of contracts provided in Material Contracts file attached.
36	☐	A certified copy of any restriction agreement entered into in relation to +restricted securities	To be provided.
37	☐	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	To be provided.
38	☒	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	Copy of Certificate of Incorporation attached as Annexure C.
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	Not applicable.
40	☒	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	Copy of Company's Constitution attached as Annexure D.

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
41	☐	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	ASX to confirm.
42	☒	A brief history of the entity or, if applicable, the group	Refer to Section 3 of the Prospectus (Annexure E).

About the securities to be quoted

All entities

43	☒	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	We confirm that the conditions for quotation contained in Listing Rule 2.1 have been, or will be, met.
44	☒	Voting rights of +securities to be quoted	Refer to Section 8.6 of the Prospectus (Annexure F) and clause 10.20 of the Company's Constitution (Annexure D).
45	☒	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	Specimen holding statement attached as Annexure G.
46	☒	Terms of the +securities to be quoted	Refer to Section 8.6 of the Prospectus (Annexure F).
47	☐	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	To be provided.
48	☐	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	To be provided.
49	☐	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	To be provided.
50	☐	Terms of any +debt securities and +convertible debt securities	Not applicable.

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
51	☐	Trust deed for any +debt securities and +convertible debt securities	Not applicable.
52	☐	Trusts only - if the trust is not a registered managed investment scheme, ASIC exemption re buy-back provisions	Not applicable.

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

53	☐	The name of the vendor and details of any relationship of the vendor with us	Not applicable.
54	☐	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	Not applicable.
55	☐	The date that the vendor acquired the +classified asset	Not applicable.
56	☐	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	Not applicable.
57	☐	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	Not applicable.
58	☐	Full details of the +classified asset, including any title particulars	Not applicable.

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
59	☐	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	Not applicable.
60	☐	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	Not applicable.
61	☐	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	Not applicable.

About the entity's capital structure

All entities

62		Deleted 1/9/99.	
63	☐	A copy of the register of members, if ASX asks	To be provided, if ASX asks.
64	☐	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	Not applicable.
65	☐	The terms of any +employee incentive scheme	Not applicable.
66	☐	The terms of any +dividend or distribution plan	Not applicable.
67	☒	The terms of any +securities that will not be quoted	Refer to Sections 8.7 and 8.8 of the Prospectus for the material terms and conditions of the Class A, B, C, D, E and F Performance Shares and the Options (Annexures H and I).
68		Deleted 1/7/98.	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
69	☒	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	Refer to Section 1.6 of the Prospectus (Annexure J) and Sections 8.6 to 8.8 of the Prospectus (Annexures F, H and I).
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	Not applicable.
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	Not applicable.
72	☒	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	21,476,432
73	☐	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	Not applicable.
74	☒	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	The Company will acquire a 31% interest in Retmed Pty Ltd. Refer to Section 8.5 (Annexure K) of the Prospectus and to the material contracts in the file attached.

+ See chapter 19 for defined terms.

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

No.		Item	Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	Not applicable.
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	Not applicable.
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	Not applicable.
77	☐	Audited +accounts for the last 3 full financial years and audit reports	Not applicable.
78 - 79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	Not applicable.
80A	☐	Pro forma balance sheet and review	Not applicable.
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	Not applicable.

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

No.		Item	Where is the information or document to be found?
81		Deleted 1/7/97	
81A	☒	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	Refer to the Independent Accountant's Report in Section 5 of the Prospectus (Annexure L).
81B	☐	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	Not applicable.
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	Not applicable.

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
82	☐	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no-commitments)	Not applicable.
83	☒	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	Refer to Section 1.5 of the Prospectus (Annexure M).
84	☒	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	Refer to the Section 1.4 of the Prospectus (Annexure N).
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☐	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	Not applicable as the Company was only incorporated on 12 December 2003. Refer to the Independent Accountant's Report in Section 5 of the Prospectus for the unaudited accounts of the Company for the period 12 December 2003 to 31 March 2004 (Annexure L).
87A	☐	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	Not applicable.
87B	☐	Audited balance sheet (if required) and audit report	Not applicable as the Company was only incorporated on 12 December 2003. Refer to the Independent Accountant's Report in Section 5 of the Prospectus for the unaudited accounts of the Company for the period 12 December 2003 to 31 March 2004 (Annexure L).
87C	☒	Pro forma balance sheet and review	Refer to the Independent Accountant's Report in Section 5 of the Prospectus (Annexure L).

(Now go to 106)

88 Deleted 1/7/97.

+ See chapter 19 for defined terms.

89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99.

+ See chapter 19 for defined terms.

About the entity's business plan and level of operations

All entities

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
106	☒	Details of the entity's existing and proposed activities, and level of operations. State the main business	The Company was incorporated for the purpose of acquiring an initial equity interest in Retmed Pty Ltd, the developer of Visagen and related products used to treat eye conditions. The investment in Retmed Pty Ltd will provide funding and expertise to manage the commercialisation of Visagen and future products. Refer to Section 3 of the Prospectus (Annexure E).
107	☒	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	The Company has issued: • 19,976,435 fully paid ordinary shares; • 21,476,432 options; • 5,000,000 Class A performance shares; • 5,000,000 Class B performance shares; • 10,000,000 Class C performance shares; • 10,000,000 Class D performance shares; • 15,000,000 Class E performance shares; and • 20,000,000 Class F performance shares. Refer to Sections 1.6 of the Prospectus (Annexure J) and the Independent Accountant's Report in Section 5 of the Prospectus (Annexure L).

+ See chapter 19 for defined terms.

Information memorandum requirements

All entities

108	☐	If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	Not applicable.
109	☐	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	Not applicable.
110	☐	The date the information memorandum is signed	Not applicable.
111(a)	☐	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	Not applicable.
111(b)	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	Not applicable.

+ See chapter 19 for defined terms.

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
111(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	Not applicable.
112(a)	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	Not applicable.
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	Not applicable.
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	Not applicable.
113	☐	A statement that ASX does not take any responsibility for the contents of the information memorandum	Not applicable.
114	☐	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	Not applicable.
115	☐	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	Not applicable.

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
116	☐	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	Not applicable.
117	☐	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	Not applicable.

Information contained in the supplementary information memorandum

118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	Not applicable.

Evidence if supplementary information memorandum is issued

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.	Not applicable.

+ See chapter 19 for defined terms.

Other information

All entities

Item		Requirement	Where is the information or document to be found? (eg, prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	Not applicable.
121	☒	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	Refer to Section 8.5 of the Prospectus (Annexure K) and to the Material Contracts file attached.
122	☐	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	Not applicable.
123	☐	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	None, to the best of our knowledge.
123A	☐	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	None.

Mining exploration entities

Item		Requirement	Where is the information or document to be found?
124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	Not applicable.
125		Deleted 1/7/97	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the +mining tenement is currently held.	Not applicable.
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	Not applicable.
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	Not applicable.
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	Not applicable.

+ See chapter 19 for defined terms.

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.
- There is no reason why the +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

+ See chapter 19 for defined terms.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that +CHESS cannot be used for holding legal title to +securities:

- We will satisfy the +ASTC +technical and performance requirements and meet any other requirements +ASTC imposes in connection with +CHESS approval of our +securities.
- When +securities are issued we will enter them in the +CHESS subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- + ASTC is irrevocably authorised to establish and administer a +CHESS subregister in respect of the +securities for which +quotation is sought.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that +CHESS cannot be used for holding legal title to +securities, we confirm that either:

☐ we have given a copy of this application to +ASTC in accordance with section 8 of the ASTC Business Rules; or

☒ we ask ASX to forward a copy of this application to + ASTC.

12 In the case of an entity established in a jurisdiction whose laws have the effect that +CHESS cannot be used for holding legal title to +securities:

+ See chapter 19 for defined terms.

- ASTC is irrevocably authorised to establish and administer a +CHESS subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that +CHESS cannot be used for holding legal title to +securities:

☐ we have given a copy of this application to + ASTC in accordance with section 13 of the ASTC Settlement Rules; or

☒ we ask ASX to forward a copy of this application to + ASTC.

+ See chapter 19 for defined terms.

Dated this day of April 2004

EXECUTED BY)
REGENERA LIMITED)
ABN 35 107 371 460)
in accordance with the Corporations Act)

Director — Tony Fitzgerald

Director/Secretary — Evan Cross

+ See chapter 19 for defined terms.

CORPORATIONS ACT 2001

CONSTITUTION

of

REGENERA LIMITED
ABN 35 107 371 460

Adopted by Special Resolution

CONTENTS

CORPORATIONS ACT

CONSTITUTION

of

REGENERA LIMITED
ABN 35 107 371 460

1. INTERPRETATION

1.1 Definitions

In this Constitution:

ASIC means Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

Bonus Share Plan means a plan implemented under clause 24.

Business Day means a day other than a Saturday, a Sunday, New Year's Day, Australia Day, Good Friday, Easter Monday, Anzac Day, Christmas Day, Boxing Day and any other day declared and published by ASX to be a day which is not a business day.

CHESS Approved Securities means securities of the Company for which CHESS approval has been given in accordance with the SCH Business Rules, or such amended definition as may be prescribed by the Listing Rules from time to time.

CHESS System means the Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Ltd or such other securities clearing house as is approved pursuant to the Corporations Act and to which the Listing Rules apply.

Company means Regenera Limited (ABN 35 107 371 460) or as it is from time to time named in accordance with the Corporations Act of this jurisdiction.

Constitution means this constitution as altered or amended from time to time.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

the **Directors** means the directors of the Company from time to time or such number of them as have authority to act for the Company (including any alternate director duly acting as such), and **Director** has a corresponding meaning.

Dividend Reinvestment Plan means a plan implemented under clause 25.

Home Branch means the state branch of ASX designated as such in relation to the Company by ASX.

Listed Securities means any Shares, Share Options, stock, debentures, debenture stock or other securities for the time being issued by the Company and officially quoted by ASX on its stock market.

Listing Rules means the listing rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

Loan Securities includes:

(a) unsecured notes or unsecured deposit notes;

(b) mortgage debentures or mortgage debenture stock;

(c) debentures or debenture stock; and

(d) for the purposes of the Listing Rules, convertible loan securities.

Office means the registered office of the Company.

Officer means any Director or Secretary of the Company or such other person within the meaning of that term as defined by the Corporations Act.

Prescribed Rate means the rate of 18% per annum or such other rate as may from time to time be fixed by the Directors.

Proper SCH Transfer has the meaning given to that term in the Corporations Act.

Registered Office means the registered office of the Company in the State.

Register of Shareholders means the register of Shareholders kept by the Company in accordance with Section 169 of the Corporations Act (including any branch register and any computerised or electronic subregister established and administered under the SCH Business Rules).

Related Body Corporate means a corporation which by virtue of the provisions of Section 50 of the Corporations Act is deemed to be related to the relevant corporation and **related** has a corresponding meaning.

Representative means a person authorised to act as a representative of a corporation under clause 12.19.

Restricted Securities has the meaning ascribed to it by the Listing Rules.

SCH Business Rules has the meaning given to that term in the Corporations Act.

Seal means the common seal of the Company and includes any official seal and, where the context so admits, the Share Seal of the Company.

Secretary means any person appointed to perform the duties of a secretary of the Company.

Share means a share in the capital of the Company.

Shareholder means a person or company registered in the Register of Shareholders as the holder of one or more Shares and includes any person or company who is a member of the Company in accordance with or for the purposes of the Corporations Act.

Shareholding Account means an entry in the Register of Shareholders in respect of a Shareholder for the purpose of providing a separate identification of some or all of the ordinary Shares registered from time to time in the name of that Shareholder and **Securities Account** has an equivalent meaning in relation to Listed Securities of all kinds, including ordinary Shares.

Share Option means an option to require the Company to issue a Share.

Share Seal means the duplicate common seal referred to in clause 19.2.

State means Western Australia.

1.2 Corporations Act Definitions

Any word or expression defined in or for the purposes of the Corporations Act shall, unless otherwise defined in clause 1.1 or the context otherwise requires, have the same meaning when used in this Constitution, and the rules of interpretation specified in or otherwise applicable to the Corporations Act shall, unless the context otherwise requires, apply in the interpretation of this Constitution.

1.3 Status of Constitution

This Constitution is adopted by the Company in substitution for any former memorandum and articles of association or other consistent documents of the Company. To the extent permitted by law, the replaceable rules provided for in the Corporations Act do not apply to the Company.

1.4 Headings

Headings are inserted in this Constitution for convenience only, and shall not affect the interpretation of this Constitution.

1.5 Displacement of Replaceable Rules

The provisions of the Corporations Act that apply to public companies as replaceable rules are displaced completely by this Constitution in relation to the Company.

2. SHARE CAPITAL AND VARIATION OF RIGHTS

2.1 Issue of Shares

Without prejudice to any special rights previously conferred on the holders of any existing Shares or class of Shares, unissued Shares shall be under the control of the Directors and, subject to the Corporations Act, the Listing Rules and this Constitution, the Directors may at any time issue such number of Shares either as ordinary Shares or Shares of a named class or classes (being either an existing class or a new class) and with such preferred, deferred, or other special rights or such restrictions, whether with regard to dividend, return of capital or otherwise, as the Directors shall, in their absolute discretion, determine.

2.2 Share Options

Subject to the Listing Rules, the Directors may at any time and from time to time issue Share Options on such terms and conditions as the Directors shall, in their absolute discretion, determine.

2.3 Classes of Shares

If at any time the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied, whether or not the Company is being wound up, with the consent in writing of the holders of three quarters of the issued Shares of that class, or if authorised by a special resolution passed at a separate meeting of the holders of the Shares of the class. Any variation of rights under this clause 2.3 shall be subject to Part 2F.2 of Chapter 2F of the Corporations Act. The provisions of this Constitution relating to general meetings shall apply so far as they are capable of application and with necessary alterations to every such separate meeting except that a quorum is constituted by two persons who together hold or represent by proxy one-third of the issued Shares of the class.

2.4 Preference Shares

Subject to the Listing Rules and the Corporations Act, the Company may issue preference Shares:

(a) that are liable to be redeemed whether at the option of the Company or otherwise; and

(b) including, without limitation preference shares of the kind described in clause 2.4(a) in accordance with the terms of Schedule 1.

2.5 Recognition of Trusts

Except as permitted or required by the Corporations Act, the Company shall not recognise a person as holding a Share or Share Option upon any trust.

2.6 Unregistered Interests

The Company is not bound by or compelled in any way to recognise any equitable, contingent, future or partial right or interest in any Share or Share Option (whether or not it has notice of the interest or right concerned) unless otherwise provided by this Constitution or by law, except an absolute right of ownership in the registered holder of the Share or Share Option.

2.7 Share Certificates and Share Option Certificates

Subject to the SCH Business Rules (if applicable), clause 4 and the Listing Rules, a person whose name is entered as a Shareholder in the Register of Shareholders is entitled without payment to receive a Share certificate or notice (as the case may be) in respect of the Share under the Seal in accordance with the Corporations Act but, in respect of a Share or Shares held jointly by several persons, the Company is not bound to issue more than one certificate or notice. Delivery of a certificate or notice for a Share to one of several joint Shareholders is sufficient delivery to all such holders. In addition:

(a) Share certificates or notices in respect of Shares shall only be issued in accordance with the Listing Rules;

(b) subject to this Constitution, the Company shall despatch all appropriate Share certificates within 5 Business Days of the issue of any of its Shares and within 5 Business Days after the date upon which a transfer of any of its Shares is lodged with the Company;

(c) where a Share certificate is lost, worn out or destroyed, the Company shall issue a duplicate certificate in accordance with the requirements of Section 1070D of the Corporations Act and the Listing Rules; and

(d) the above provisions of this clause 2.7 shall, with necessary alterations, apply to Share Options.

If securities of the Company are CHESS Approved Securities and held in uncertificated mode, then the preceding provisions of this clause 2.7 do not apply to those Securities and the Company shall allot such CHESS Approved Securities and enter those CHESS Approved Securities into the Shareholder's uncertificated holding in accordance with the Listing Rules and the SCH Business Rules.

2.8 Section 1071H of the Corporations Act

Clause 2.7 shall not apply if and to the extent that, on an application by or on behalf of the Company, the ASIC has made a declaration under Section 1071H(5) of the Corporations Act published in the Commonwealth of Australia Gazette that the

Company is a person in relation to whom Section 1071H of the Corporations Act does not apply.

2.9 Commissions

The Company may, subject to the Listing Rules, exercise the powers of paying commission conferred by Section 258C of the Corporations Act if the percentage or the amount of the commission paid or agreed to be paid is disclosed. Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid Shares or partly in the one way and partly in the other. The Company may also on any issue of Shares pay such brokerage as may be lawful.

2.10 Restricted Securities

The Company shall comply in all respects with the requirements of the Listing Rules with respect to Restricted Securities. Without limiting the generality of the above:

(a) Restricted Securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or the ASX;

(b) the Company will refuse to acknowledge a disposal (including registering a transfer), assignment or transfer of Restricted Securities during the escrow period except as permitted by the Listing Rules or the ASX; and

(c) during a breach of the Listing Rules relating to Restricted Securities or a breach of a restriction agreement the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

2.11 Non-Issue or Cancellation of Certificate

Notwithstanding any other provision of this Constitution, the Company need not issue a certificate, and may cancel any certificate without issuing a certificate in substitution, in respect of any Shares or Share Options of the Company in any circumstances where the non-issue or cancellation of that certificate is permitted by the Corporations Act, the Listing Rules or the SCH Business Rules.

2.12 No Prohibition on Foreign Ownership

Nothing in this Constitution shall have the effect of limiting or restricting the ownership of any securities of the Company by foreign persons except where such limits or restrictions are prescribed by Australian law.

2.13 Payment of Interest out of Capital

Where any Shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which can not be made profitable for a lengthened period the Company may pay interest on so much of such share capital as is paid up for the period and may

charge this interest to capital as part of the cost of construction of the works, buildings or plant.

3. MINIMUM SHAREHOLDING

3.1 Effect of this Clause

The provisions of this clause have effect notwithstanding any other provision of this Constitution, except clause 33.

3.2 Definitions

In this clause:

Authorised Price means the price per share of the Listed Securities equal to the simple average of the last sale prices of the Listed Securities quoted on ASX for each of the ten trading days immediately preceding the date of any offer received by the Company pursuant to clause 3.5.

Date of Adoption means the date upon which this clause is inserted in this Constitution by special resolution of the members of the Company.

Date of Effect means the date immediately following the date of expiry contained in the second notice by the Company to Minority Members in accordance with clause 3.15.

Minimum Shareholding means a number of shares equal to a "marketable parcel" of Listed Securities within the meaning of the Listing Rules.

Minority Member means a member holding less than the Minimum Shareholding on or at any time after the Date of Adoption.

Purchaser means the person or persons (including one or more members) whose offer or offers to purchase Listed Securities is or are accepted by the Company.

3.3 Minimum Shareholding

Subject to clauses 3.13 to 3.15 (inclusive), on and from the Date of Effect, the shareholding of a member which is less than the Minimum Shareholding may be sold by the Company pursuant to the provisions of this clause 3.

3.4 Sale of Listed Securities of Minority Member

Subject to clauses 3.13 to 3.15 (inclusive), on and from the Date of Effect, each Minority Member shall be deemed to have irrevocably appointed the Company as his agent:

(a) to sell all the Listed Securities held by him at a price not less than the Authorised Price and without any cost being incurred by the Minority Member;

(b) to deal with the proceeds of the sale of those Listed Securities in accordance with this clause; and

(c) where the Listed Securities are CHESS Approved Securities held in uncertificated form, to initiate a Holding Adjustment (as defined in the SCH Business Rules) to move the securities from the CHESS Holding (as defined in the SCH Business Rules) of the Minority Member to an Issuer Sponsored or Certificated Holding (as defined in the SCH Business Rules) for the sale of the Listed Securities.

3.5 Acceptance of Offer

Where the Company receives an offer for the purchase of all the Listed Securities of a Minority Member to whom this clause applies at the date of the offer at a price not less than the Authorised Price, the Company may accept the offer on behalf of that Minority Member.

3.6 Appointment of Attorney

The Company shall, by instrument in writing, appoint a person or persons to act as attorney or attorneys of each Minority Member to whom this clause applies, to execute an instrument or instruments of transfer of their Listed Securities to the Purchaser.

3.7 Transfer

Where:

(a) all the Listed Securities of each Minority Member to whom this clause applies at any time are sold to one Purchaser; or

(b) all the Listed Securities of two or more Minority Members to whom this clause applies at any time are sold to one Purchaser,

the transfer may be effected by one instrument of transfer.

3.8 Proceeds of Sale

The Company shall receive the aggregate proceeds of the sale of all of the Listed Securities of each Minority Member to whom this clause applies at any time and shall:

(a) immediately cause the name of the Purchaser to be entered in the Register of Shareholders as the holder of the Listed Securities sold; and

(b) within fourteen days of receipt of the relevant share certificate or otherwise as soon as is practicable, cause the pro rata proportions of the proceeds attributable to each Minority Member to be sent to each Minority Member by cheque mailed to his address in the Register of Shareholders (or in the case of joint holders, to the address of the holder whose name is shown first

in the Register of Shareholders), this cheque to be made payable to the Minority Member (or, in the case of joint holders, to them jointly). In the case where a Minority Member's whereabouts are unknown or where a Minority Member fails to return the share certificate or certificates (where required) relating to the Listed Securities sold, the proceeds of sale shall be applied in accordance with the applicable laws dealing with unclaimed moneys.

3.9 Receipt of Proceeds

The receipt by the Company of the proceeds of sale of Listed Securities of a Minority Member shall be a good discharge to the Purchaser of all liability in respect of the purchase of the Listed Securities.

3.10 Registration of Purchaser

Upon entry of the name of the Purchaser in the Register of Shareholders as the holder of the Listed Securities of a Minority Member to whom this clause applies:

(a) the Purchaser shall not be bound to see to the regularity of the actions and proceedings of the Company pursuant to this Constitution or to the application of the proceeds of sale; and

(b) the validity of the sale shall not be impeached by any person.

3.11 Remedies Limited

The remedy of any Minority Member to whom this clause applies in respect of the sale of his or her Listed Securities is expressly limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

3.12 Cost of Sale of Listed Securities

The Company shall bear all the costs of the sale of the Listed Securities.

3.13 Exemption from Clause 3

The Company must give written notice to a Minority Member and, where the Shares are CHESS Approved Securities, to the Controlling Participant (as defined in the SCH Business Rules) for the holding of the Minority Member, advising of the Company's intention to sell his or her shareholding pursuant to this clause 3. Unless the Minority Member, within 6 weeks of receipt of notice from the Company in accordance with this clause 3, gives written notice to the Company that it desires its shareholding to be exempted from clause 3, then the provisions of clause 3 shall apply to this Minority Member. Where Shares are CHESS Approved Securities, a written notice by the Company in terms of this clause shall comply with the SCH Business Rules.

3.14 Notice to Exempt

Where a Minority Member has given written notice to the Company that it desires its shareholding to be exempted from clause 3 it may, at any time, revoke or withdraw that notice. In that event the provisions of clause 3 shall apply to the Minority Member.

3.15 Election to Exempt

Where a Minority Member has not given written notice to the Company within 6 weeks of receipt of notice from the Company in accordance with clause 3 that it desires its shareholding to be exempted from clause 3, then the Company shall give that Minority Member and, where the Shares are CHESS Approved Securities, to the Controlling Participant (as defined in the SCH Business Rules) for the holding of the Minority Member, a second written notice complying with the SCH Business Rules advising that the Company intends to sell its shareholding immediately upon expiration of 5 Business Days from the date of that notice unless the Minority Member gives written notice to the Company within that time that it desires its shareholding to be exempted from clause 3, in which case clause 3 shall not apply to the Minority Member.

3.16 Takeover Offer or Announcement

The Company shall not commence to sell Listed Securities comprising less than a Minimum Shareholding following the announcement of a takeover offer or takeover announcement for the Company.

3.17 Use by Company of Clause 3

This clause 3 may be invoked only once in any twelve month period after its adoption or re-adoption.

4. UNCERTIFICATED HOLDINGS AND ELECTRONIC TRANSFERS

4.1 Electronic or Computerised Holding

The Directors may do anything they consider necessary or desirable and which is permitted under the Corporations Act and the Listing Rules to facilitate the participation by the Company in the CHESS System and any other computerised or electronic system established or recognised by the Corporations Act or the Listing Rules for the purposes of facilitating dealings in Shares or securities.

4.2 Statement of Holdings

Where the Directors have determined not to issue share certificates or to cancel existing Share certificates, a Shareholder shall have the right to receive such statements of the holdings of the Shareholder as are required to be distributed to a Shareholder under the Corporations Act or the Listing Rules.

4.3 **Share Certificates**

If the Directors determine to issue a certificate for Shares held by a Shareholder, the provisions in relation to Share certificates contained in clause 2 shall apply.

4.4 **Listing Rules**

The Company shall comply with the Listing Rules and the SCH Business Rules in relation to the CHESS System.

5. **LIEN**

5.1 **Lien for Members Debts**

The Company has a first and paramount lien on each Share (except where the Share is a Listed Security and is fully paid up) registered in a Shareholder's name in respect of all money owed to the Company by the Shareholder (including any money payable under clause 5.2 to the extent that the Company has made a payment in respect of a liability or a requirement referred to in that clause) but not any unpaid call once the Share has been forfeited under section 254Q.

5.2 **Generally**

Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future possible liability upon the Company to make any payments or empowers any government or taxing authority or governmental official to require the Company to make any payment in respect of any Shares held either jointly or solely by any Shareholder, or in respect of any transfer of Shares, or of any dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to such Shareholder by the Company on or in respect of any Shares or for or on account or in respect of any Shareholder, and whether in consequence of:

(a) the death of such Shareholder;

(b) the non-payment of any income tax or other tax by such Shareholder;

(c) the non-payments of any estate, probate, succession, death, stamp or other duty by the executor or administrator of such Shareholder or by or out of his estate; or

(d) any other act or thing;

the Company in every case:

(a) shall be fully indemnified by such Shareholder or his executor or administrator from all liability;

(b) shall have a lien upon all dividends, bonuses and other moneys payable in respect of the Shares held either jointly or solely by this Shareholder for all moneys paid by the Company in respect of the Shares or in respect of any

dividend, bonus or other money or for an account or in respect of this Shareholder under or in consequence of any law, together with interest at the Prescribed Rate from date of payment to date of repayment, and may deduct or set off against any dividend, bonus or other moneys so paid or payable by the Company together with interest at the Prescribed Rate;

(c) may recover as a debt due from this Shareholder or his or her executor or administrator, wherever constituted or situate, any moneys paid by the Company under or in consequence of any such law and interest on these moneys at the Prescribed Rate and for the period mentioned above in excess of any dividend, bonus or other money as mentioned above then due or payable by the Company to such Shareholder; and

(d) may, subject to the Listing Rules, if any such money be paid or payable by the Company under any such law, refuse to register a transfer of any Shares by this Shareholder or his executor or administrator until the money and interest mentioned above is set off or deducted or, in case the money and interest exceeds the amount of any dividend, bonus or other money then due or payable by the Company to the Shareholder, until this excess is paid to the Company.

Nothing in this clause contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company, and, as between the Company and every such Shareholder, his or her executor, administrator and estate, wherever constituted or situate, any right or remedy which this law shall confer on the Company shall be enforceable by the Company.

5.3 **Exemption**

The Directors may at any time exempt a Share wholly or in part from the provisions of this clause 5.

5.4 **Dividends**

Whenever the Company has a lien on a Share, the lien extends to all dividends payable in respect of the Share.

5.5 **Sale of Shares**

Subject to clause 5.6, the Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien.

5.6 **Restrictions on Sale**

A Share on which the Company has a lien shall not be sold unless:

(a) the sum in respect of which the lien exists is presently payable; and

(b) the Company has, not less than 14 days before the date of the sale, given to the registered holder for the time being of the Share or the person entitled

to the Share by reason of the death or bankruptcy of the registered holder a notice in writing setting out, and demanding payment of, that part of the amount in respect of which the lien exists as is presently payable.

5.7 Person Authorised to Sign Transfers

For the purpose of giving effect to a sale of a Share under clause 5.5, the Directors may authorise a person to transfer the Shares sold to the purchaser of the Shares. The Company shall register the purchaser as the holder of the Shares comprised in any such transfer and he or she is not bound to see to the application of the purchase money. The title of the purchaser to the Shares is not affected by any irregularity or invalidity in connection with the sale.

5.8 Proceeds of Sale

The proceeds of a sale under clause 5.5 shall be applied by the Company in payment of that part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) shall (subject to any like lien for sums not presently payable that existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

5.9 Protection of Lien Under SCH Business Rules

The Company may do all such things as may be necessary or appropriate for it to do under the SCH Business Rules to protect any lien, charge or other right to which it may be entitled under any law or this Constitution.

5.10 Further Powers re Forfeited Shares and Liens

Where a transfer following the sale of any Shares after forfeiture or for enforcing a lien, charge or right to which the Company is entitled under any law or under this Constitution is effected by a Proper SCH Transfer, the Company may do all things necessary or desirable for it to do under the SCH Business Rules in relation to that transfer.

6. CALLS ON SHARES

6.1 Calls

(a) The Directors may make calls upon the Shareholders payable no less than 14 Business Days from the day on which the call is made, in respect of any money unpaid on the Shares of the Shareholders which is not by the terms of issue of those Shares made payable at fixed times, except that no call shall be payable earlier than one month from the date fixed for the payment of the last preceding call.

(b) Each Shareholder shall, upon receiving notice as is required to be given under the Listing Rules prior to the due date for payment (or where a person becomes a Shareholder after this notice is given a second notice must be issued to the Shareholder at least 5 Business Days prior to the due

date for payment) specifying the time or times and place of payment, pay to the Company at the time or times and place so specified the amount called on his Shares.

(c) Any moneys payable in respect of a call made in accordance with this Constitution which remain outstanding shall from and including the day for payment until the date payment is received bear interest at the Prescribed Rate.

(d) Subject to the Listing Rules, the Directors may revoke or postpone a call.

(e) The Company shall comply with the Listing Rules in relation to calls.

6.2 Making a Call

A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and a call may be required or permitted to be paid by instalments.

6.3 Joint Liability

The joint holders of a Share are jointly and severally liable to pay all calls in respect of the Share.

6.4 Deemed Calls

Any amount that, by the terms of issue of a Share, becomes payable on allotment or at a fixed date, shall for the purposes of this Constitution be deemed to be a call duly made and payable, and, in case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the amount had become payable by virtue of a call duly made and notified.

6.5 Differentiation Between Shareholders

The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

6.6 Payments in Advance of Calls

The Directors may accept from a Shareholder the whole or any part of the amount unpaid on a Share although no part of that amount has been called up, in which case the Directors shall nominate whether the amount so paid is to be treated as capital or a loan to the Company by the Shareholder, and:

(a) if the amount paid is nominated to be capital, it shall be deemed as from the date of the nomination to have been applied in paying up (so far as it will extend) the unpaid balance of the total issue price of the Share, but the dividend entitlement attaching to the Share shall remain as it was prior to

the payment so made until there is a call in respect of the Share under this clause 6 of an amount equal to or greater than the amount so paid; or

(b) if the amount paid is nominated to be a loan to the Company, it shall carry interest at a rate, not exceeding the Prescribed Rate, as is agreed between the Directors and the Shareholder, shall not be repayable unless the Directors so determine, shall not confer on the Shareholder any rights attributable to subscribed capital, and shall, unless so repaid, be applied in payment of calls on the Share as and when the calls become due.

7. FORFEITURE OF SHARES

7.1 Failure to Pay Call

If a Shareholder fails to pay a call or instalment of a call on the day appointed for payment of the call or instalment, the Directors may, at any time after this day during the time any part of the call or instalment remains unpaid (but subject to this clause 7.1) serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued. The notice shall name a further day being not less than 14 days after the date of notice on or before which the payment required by the notice is to be made and shall state that, in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

7.2 Forfeiture

If the requirements of a notice served under clause 7.1 are not complied with, any Share in respect of which a call is unpaid at the expiration of 14 days after the day for its payment may be forfeited by a resolution of the Directors to that effect. Such a forfeiture shall include all dividends declared in respect of the forfeited Shares and not actually paid before the forfeiture.

7.3 Sale of Forfeited Shares

A forfeited Share may be sold or otherwise disposed of on the terms and in the manner that the Directors determine and, at any time before a sale or disposition, the forfeiture may be cancelled on the terms the Directors determine.

7.4 Continuing Liability

A person whose Shares have been forfeited ceases to be a Shareholder in respect of the forfeited Shares, but remains liable to pay the Company all money that, at the date of forfeiture, was payable by him to the Company in respect of the Shares (including interest at the Prescribed Rate from the date of forfeiture on the money for the time being unpaid if the Directors decide to enforce payment of the interest), but his or her liability ceases if and when the Company receives payment in full of all the money (including interest) payable in respect of the Shares.

7.5 **Officer's Statement Prima Facie Evidence**

A statement in writing declaring that the person making the statement is a Director or a Secretary of the Company, and that a Share in the Company has been duly forfeited on a date stated in the statement, is prima facie evidence of the facts stated in the statement as against all persons claiming to be entitled to the Share.

7.6 **Procedures**

The Company may receive the consideration (if any) given for a forfeited Share on any sale or disposition of the Share, and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of. Upon the execution of the transfer, the transferee shall be registered as the holder of the Share and is not bound to see to the application of any money paid as consideration. The title of the transferee to the Share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the Share.

7.7 **Listing Rules and SCH Business Rules**

The Company shall comply with the Listing Rules with respect to forfeited Shares and may do all such things as may be necessary or appropriate for it to do under the SCH Business Rules to protect any lien, charge or other right to which it may be entitled under any law or this Constitution.

8. TRANSFER OF SHARES

8.1 **Form of Transfer**

Subject to this Constitution, Shareholders may transfer any Share held by them by:

(a) a Proper SCH Transfer or any other method of transferring or dealing in Shares introduced by ASX or operated in accordance with the SCH Business Rules or Listing Rules and in any such case recognised under the Corporations Act; or

(b) an instrument in writing in any usual or common form or in any other form that the Directors approve.

Except in the case of a Proper SCH Transfer, the transferor remains the holder of the Shares and the Shareholder of the Company in respect of the shares until the name of the transferee is entered in the Register.

In the case of a Proper SCH Transfer the Company must comply with those obligations imposed on it by the Listing Rules and the SCH Business Rules in connection with any transfer of shares.

8.2 CHESS Transfers

The Company must comply with all obligations imposed on the Company under the Corporations Act, the Listing Rules and the SCH Business Rules in respect of a Proper SCH Transfer or any other transfer of Shares.

Notwithstanding any other provision in this Constitution, the Company must not prevent, delay or interfere with the registration of a Proper SCH Transfer or any other transfer of Shares.

8.3 Participation in CHESS

The Directors may do anything they consider necessary or desirable and which is permitted under the Corporations Act, the Listing Rules and the SCH Business Rules to facilitate participation by the Company in any system established or recognised by the Corporations Act and the Listing Rules or the SCH Business Rules in respect of transfers of or dealings in marketable securities.

8.4 Registration Procedure

Where an instrument of transfer referred to in clause 8.1(b) is to be used by a Shareholder to transfer Shares, the following provisions apply:

(a) the instrument of transfer must be executed by or on behalf of both the transferor and the transferee unless it is a sufficient transfer of marketable securities within the meaning of the Corporations Act;

(b) the instrument of transfer shall be left at the Registered Office for registration accompanied by the certificate for the Shares to be transferred (if any) and such other evidence as the Directors may require to prove the title of the transferor and his right to transfer the shares;

(c) a fee shall not be charged on the registration of a transfer of Shares or other securities; and

(d) on registration of a transfer of Shares, the Company must cancel the old certificate (if any).

8.5 Power to Refuse to Register

The Directors may refuse to register any transfer of Shares (other than a Proper SCH Transfer) where:

(a) the Listing Rules permit the Company to do so;

(b) the Listing Rules require the Company to do so; or

(c) the transfer is a transfer of Restricted Securities which is or might be in breach of the Listing Rules or any escrow agreement entered into by the

Company in relation to such Restricted Securities pursuant to the Listing Rules.

Where the Directors refuse to register a transfer in accordance with this clause, they shall send notice of the refusal and the precise reasons for the refusal to the transferee and the lodging broker (if any) in accordance with the Listing Rules.

8.6 **Non-interference with Registration**

Notwithstanding any other provision contained in this Constitution, the Company may not prevent or interfere with the registration of a transfer of Shares in a manner which is contrary to the provisions of any of the Listing Rules or the SCH Business Rules.

8.7 **Closure of Register**

Subject to the Listing Rules and the SCH Business Rules, the Register of Shareholders may be closed during such time as the Directors may determine, not exceeding 30 days in each calendar year or any one period of more than 5 consecutive Business Days.

8.8 **Retention of Transfers by Company**

All instruments of transfer which are registered will be retained by the Company, but any instrument of transfer which the Directors decline or refuse to register (except in the case of fraud) shall on demand be returned to the transferee.

8.9 **Powers of Attorney**

Any power of attorney granted by a Shareholder empowering the donee to transfer Shares which may be lodged, produced or exhibited to the Company or any Officer of the Company will be taken and deemed to continue and remain in full force and effect, as between the Company and the grantor of that power, and the power of attorney may be acted on, until express notice in writing that it has been revoked or notice of the death of the grantor has been given and lodged at the Office or at the place where the Register of Shareholders is kept.

8.10 **Other Securities**

The provisions of this clause 8 shall apply, with necessary alterations, to any other Listed Securities for the time being issued by the Company.

8.11 **Branch Register**

The Company may cause a Register of Shareholders to be kept in any place (including without limitation, a branch register) and the Directors may from time to time make such provisions as they (subject to the Corporations Act, the Listing Rules and the SCH Business Rules) may think fit with respect to the keeping of any such Register.

8.12 **Compliance with SCH Business Rules**

The Company shall comply with the SCH Business Rules and the Listing Rules in relation to all matters covered by those rules.

8.13 **Issuer Sponsored Subregister**

The Company may establish and maintain an issuer sponsored subregister in compliance with any relevant provisions of the Corporations Act, the Listing Rules or the SCH Business Rules.

8.14 **Transferor Holds Shares until Registration of Transfer**

A transferor of Shares remains the registered holder of the Shares transferred until a Proper SCH Transfer has taken effect in accordance with the SCH Business Rules or the transfer is registered in the name of the transferee and is entered in the Register of Shareholders in respect of them, whichever is the earlier.

9. TRANSMISSION OF SHARES

9.1 **Death of Shareholder Leaving a Will**

On the death of a Shareholder who leaves a will appointing an executor, the executor shall be entitled as from the date of death, and on behalf of the deceased Shareholder's estate, to the same dividends and other advantages and to the same rights whether in relation to meetings of the Company, or voting or otherwise, as the Shareholder would have been entitled to if he or she had not died, whether or not probate of the will has been granted. Nevertheless, if probate of the will is granted to a person or persons other than the executor first referred to in this clause 9, his or her executor's rights shall cease, and these rights shall only be exercisable by the person or persons to whom probate is granted as provided in clauses 9.2 and 9.3.

9.2 **Death or Bankruptcy of Shareholder**

Subject to clause 9.1, where the registered holder of a Share dies or becomes bankrupt, his or her personal representative or the trustee of his or her estate, as the case may be, shall be entitled upon the production of such information as is properly required by the Directors, to the same dividends and other advantages, and to the same rights (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if he or she had not died or become bankrupt.

9.3 **Registration by Transmission or to Beneficiary**

A person becoming entitled to a Share in consequence of the death or, subject to the Bankruptcy Act 1966, the bankruptcy of a Shareholder may, upon information being produced that is properly required by the Directors, elect by written notice to the Company either to be registered himself or herself as holder of the Share or to have some other person nominated by the person registered as the transferee of the

Share. If this person elects to have another person registered, he or she shall execute a transfer of the Share to that other person.

9.4 Limitations to Apply

All the limitations, restrictions and provisions of this Constitution relating to the right to transfer Shares and the registration of a transfer of Shares are applicable to any notice or transfer as if the death or bankruptcy of the Shareholder had not occurred and the notice or transfer were a transfer signed by that Shareholder.

9.5 Death of a Joint Holder

In the case of the death of a Shareholder who was a joint holder, the survivor or survivors shall be the only persons recognised by the Company as having any title to the deceased's interest in the Shares, but this clause 9.5 does not release the estate of a deceased joint holder from any liability in respect of a Share that had been jointly held by this person with one or more other persons.

9.6 Joint Personal Representatives

Where two or more persons are jointly entitled to any Share in consequence of the death of the registered holder, they shall, for the purpose of this Constitution, be deemed to be joint holders of the Share.

9.7 Proper SCH Transfer

In the case of a Proper SCH Transfer the provisions of this clause 9 are subject to any obligation imposed on the Company or the person entitled to the relevant Shares on the death or bankruptcy of a member by the Listing Rules, the SCH Business Rules or any law.

9.8 Joint Holders

If more than three persons are registered as holders of Shares in the Company in the Register of Shareholders (or a request is made to register more than three persons), then only the first three persons will be regarded as holders of Shares in the Company and all other names will be disregarded by the Company for all purposes.

10. CHANGES TO CAPITAL STRUCTURE

10.1 Alterations to Capital

Subject to the Listing Rules, the Company may, by ordinary resolution:

(a) issue new Shares of such amount specified in the resolution;

(b) consolidate and divide all or any of its Shares into Shares of larger amount than its existing Shares;

(c) subject to the Listing Rules, sub-divide all or any of its Shares into Shares of smaller amount, but so that in the sub-division the proportion between the amount paid and the amount (if any) unpaid on each such Share of a smaller amount remains the same; and

(d) cancel Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person or have been forfeited and, subject to the Corporations Act, reduce the amount of its share capital by the amount of the Shares so cancelled.

10.2 Reduction of Capital

Subject to the Corporations Act and the Listing Rules, the Company may reduce its share capital in any way including, but not limited to, distributing to shareholders securities of any other body corporate and for the shareholders to be bound by the constitution of that body corporate.

10.3 Buy-Backs

(a) In this clause "Buy-Back Provisions" means the provisions of Part 2J.1 Division 2 of the Corporations Act.

(b) The Company may, subject to the Corporations Act and the Listing Rules and in accordance with the Buy-Back Provisions, purchase its own Shares on such terms and at such times as may be determined by the Directors from time to time.

(c) The Company may give financial assistance to any person or entity for the purchase of its own Shares in accordance with the Buy-Back Provisions on such terms and at such times as may be determined by the Directors from time to time.

11. GENERAL MEETINGS

11.1 Convening of General Meetings of Shareholders

The Directors may, by a resolution passed by a majority of Directors, convene a general meeting of Shareholders in accordance with this clause 11 and the requirements of the Corporations Act.

11.2 Cancellation of a General Meeting of Shareholders

(a) A general meeting of Shareholders convened by the Directors in accordance with clause 11.1 may be cancelled by a resolution passed by a majority of Directors.

(b) Notice of the cancellation of a general meeting of Shareholders must be given to the Shareholders in accordance with clause 26, but notice of such cancellation must be given to each Shareholder not less than two (2) days prior to the date on which the meeting was proposed to be held.

11.3 Convening of General Meetings of Shareholders by a Director

Any Director may, whenever he or she thinks fit, convene a general meeting of Shareholders, and a general meeting shall also be convened on requisition as is provided for by the Corporations Act, or in default, may be convened by such requisitions as empowered to do so by the Corporations Act. If there are no Directors for the time being, a Secretary may convene a general meeting of Shareholders for the purpose of enabling the election of Directors but for no other purpose.

11.4 Notice

A notice of a general meeting shall be given in accordance with the requirements of the Corporations Act, clause 26 and the Listing Rules, and:

(a) must specify the place, the day and the time of the meeting;

(b) must state the general nature of the business to be transacted at the meeting;

(c) must specify a place and fax number for the purposes of receipt of proxy appointments; and

(d) may specify an electronic address for the purposes of receipt of proxy appointments,

and shall include any other information required to be included in the notice by the Listing Rules. The non-receipt of a notice of a general meeting by a Shareholder or the accidental omission to give this notice to a Shareholder shall not invalidate any resolution passed at the meeting.

11.5 Notice to Home Branch

(a) The Company shall notify the Home Branch of any meeting at which Directors are to be elected at least 5 Business Days before the closing day for receipt of nominations for Directors, and in any other case (other than a meeting to pass a special resolution) at least 10 Business Days before the meeting is held, and in the case of a meeting convened to pass a special resolution, at least 15 Business Days before the meeting is held. All notices convening meetings shall specify the place, date and hour of the meeting, and shall set out all resolutions to be put to the meeting.

(b) The Company shall notify the Home Branch as soon as is practicable after any general meeting in the case of special business as to whether or not the resolutions were carried and in the case of ordinary business as to which of those resolutions were not carried or were amended or were withdrawn.

11.6 Annual General Meeting

An annual general meeting shall be held in accordance with the requirements of the Corporations Act.

12. PROCEEDINGS AT GENERAL MEETINGS

12.1 Quorum

No business shall be transacted at any general meeting unless a quorum is present comprising 2 Shareholders present in person, by proxy, attorney or Representative. For the purpose of determining whether a quorum is present, a person attending as a proxy, attorney or Representative, shall be deemed to be the Shareholder present in person. If a quorum is not present within 15 minutes after the time appointed for a general meeting, the meeting, if convened upon a requisition shall be dissolved, but in any other case, it shall stand adjourned to a date and place to be fixed by the Directors. If at such adjourned meeting a quorum is not present, the Shareholders present in person, by proxy, attorney or Representative shall constitute a quorum.

12.2 Persons Entitled to Attend a General Meeting

The persons entitled to attend a general meeting shall be:

(a) Shareholders, in person, by proxy, attorney or Representative;

(b) Directors;

(c) the Company's auditor; and

(d) any other person or persons as the chairman may approve.

12.3 Chairman

The person elected as the chairman of the Directors' meeting under clause 15.8 shall, if willing, preside as chairman at every general meeting. Where a general meeting is held and a chairman has not been elected under clause 15.8 or the chairman or, in his absence, the vice-chairman is not present within 15 minutes after the time appointed for holding of the meeting or is unwilling to act, the Shareholders present shall elect one of their number to be the acting chairman of the meeting.

12.4 Casting Vote

In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

12.5 Adjournment

The chairman may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no

business shall be transacted on the resumption of any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

12.6 Notice of Resumption of Adjourned Meeting

When a meeting is adjourned for 30 days or more, notice of the resumption of the adjourned meeting shall be given in the same manner as for the original meeting, but otherwise, it is not necessary to give any notice of any adjournment or of the business to be transacted on the resumption of the adjourned meeting.

12.7 Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of Shares, at meetings of Shareholders or classes of Shareholders:

(a) each Shareholder entitled to vote may vote in person or by proxy, attorney or Representative;

(b) on a show of hands, every person present who is a Shareholder or a proxy, attorney or Representative of a Shareholder has one vote; and

(c) on a poll, every person present who is a Shareholder or a proxy, attorney or Representative of a Shareholder shall, in respect of each fully paid Share held by him, or in respect of which he is appointed a proxy, attorney or Representative, have one vote for the Share, but in respect of partly paid Shares, shall have such number of votes being equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable in respect of those Shares (excluding amounts credited).

12.8 Voting - Show of Hands

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded in accordance with clause 12.10.

12.9 Results of Voting

Unless a poll is so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of general meetings of the Company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

12.10 Poll

A poll may be demanded before or immediately upon the declaration of the result of the show of hands by:

(a) the chairman of the general meeting;

(b) at least 5 Shareholders present in person or by proxy, attorney or Representative having the right to vote on the resolution; or

(c) any one or more Shareholders holding not less than 5% of the total voting rights of all Shareholders having the right to vote on the resolution.

12.11 Manner of Taking Poll

If a poll is duly demanded, it shall be taken in such manner and either at once or after an interval or adjournment or otherwise as the chairman directs, and the result of the poll shall be the resolution of the meeting at which the poll was demanded. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith.

12.12 Meeting May Continue

A demand for a poll shall not prevent the continuation of the meeting for the transaction of other business.

12.13 Voting by Joint Holders

In the case of joint holders of Shares, the vote of the senior who tenders a vote, whether in person or by proxy, attorney or Representative, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the Register of Shareholders.

12.14 Shareholder under Disability

If a Shareholder is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, his committee or trustee or any other person that properly has the management of his estate may exercise any rights of the Shareholder in relation to a general meeting as if the committee, trustee or other person were the Shareholder.

12.15 Payment of Calls

A Shareholder is not entitled to any vote at a general meeting unless all calls presently payable by him in respect of Shares have been paid. Nothing in this clause prevents such a Shareholder from voting at a general meeting in relation to any other Shares held by that Shareholder provided all calls and other sums payable by him have been paid on those other Shares.

12.16 Objection to Voting

An objection may be raised to the qualification of a voter only at the meeting or adjourned meeting at which the vote objected to is given or tendered. This objection shall be referred to the chairman of the meeting, whose decision shall be final. A vote not disallowed pursuant to such an objection is valid for all purposes.

12.17 Proxies

An instrument appointing a proxy:

(a) shall be in writing under the hand of the appointor or of his attorney, or, if the appointor is a corporation, executed in accordance with the Corporations Act;

(b) shall specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument;

(c) shall be deemed to confer authority to demand or join in demanding a poll;

(d) shall be in such form as the Directors determine and which complies with Division 6 of Part 2G.2 of the Corporations Act;

(d) shall not be valid unless the original instrument and the power of attorney or other authority (if any) under which the instrument is signed, or a copy or facsimile which appears on its face to be an authentic copy of that proxy, power or authority, is or are deposited or sent by facsimile transmission to the Registered Office, or at such other place (being the place or being in the reasonable proximity of the place at which the meeting is to be held) as is specified for that purpose in the notice convening the meeting, duly stamped where necessary, by the time (being not less than 48 hours) prior to the commencement of the meeting (or the resumption of the meeting if the meeting is adjourned and notice is given in accordance with clause 12.6) as shall be specified in the notice convening the meeting (or the notice under clause 12.6, as the case may be); and

(e) shall comply with the Listing Rules.

12.18 Proxy Votes

A vote given in accordance with the terms of an instrument of proxy is valid notwithstanding the previous death or unsoundness of mind of the principal, the revocation of the instrument (or the authority under which the instrument was executed) or the transfer of the Share in respect of which the instrument or power is given, if no intimation in writing of the death, unsoundness of mind, revocation or transfer has been received by the Company at the Registered Office before the commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

12.19 Representatives of Corporate Shareholders

A body corporate (**the appointor**) that is a Shareholder may authorise, in accordance with Section 250D of the Corporations Act, by resolution of its Directors or other governing body, such person or persons as it may determine to act as its Representative at any general meeting of the Company or of any class of

Shareholders. A person so authorised shall be entitled to exercise all the rights and privileges of the appointor as a Shareholder. When a Representative is present at a general meeting of the Company, the appointor shall be deemed to be personally present at the meeting unless the Representative is otherwise entitled to be present at the meeting.

13. THE DIRECTORS

13.1 Number of Directors

The Company shall at all times have at least 3 Directors. The number of Directors shall not exceed 9. The Company may, by ordinary resolution, increase or reduce the number of Directors and may also determine in what rotation the increased or reduced number is to go out of office.

13.2 Rotation of Directors

Subject to clause 17.4, at the Company's first annual general meeting after incorporation, all the Directors shall retire from office, and at the annual general meeting in every subsequent year, one-third of the Directors for the time being, or, if their number is not a multiple of 3, then the number nearest one-third (rounded upwards in case of doubt), shall retire from office, provided always that no Director except a Managing Director shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself for re-election. The Directors to retire at an annual general meeting other than the first annual general meeting are those who have been longest in office since their last election, but, as between persons who became Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by drawing lots. A retiring Director is eligible for re-election. An election of Directors shall take place each year.

13.3 Election of Directors

No person other than a Director seeking re-election shall be eligible for election to the office of Director at any general meeting unless the person or some Shareholder intending to propose his or her nomination has, at least 30 Business Days before the meeting, left at the Registered Office a notice in writing duly signed by the nominee giving his or her consent to the nomination and signifying his or her candidature for the office or the intention of the Shareholder to propose the person. Notice of every candidature for election as a Director shall be given to each Shareholder with or as part of the notice of the meeting at which the election is to take place. The Company shall observe the requirements of Section 225 of the Corporations Act with respect to the election of Directors. If the number of nominations exceeds the vacancies available having regard to clause 13.1, the order in which the candidates shall be put up for election shall be determined by the drawing of lots supervised by the Directors and once sufficient candidates have been elected to fill up the vacancies available, the remaining candidates shall be deemed defeated without the need for votes to be taken on their election.

13.4 **Additional Directors**

The Directors may at any time appoint a person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors does not at any time exceed the maximum number specified by this Constitution. Any Director so appointed holds office only until the next following general meeting and is then eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation (if any) at that meeting.

13.5 **Removal of Director**

The Company may by resolution remove any Director before the expiration of his period of office, and may by resolution appoint another person in his place. The person so appointed is subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

13.6 **Vacation of Office**

The office of Director shall automatically become vacant if the Director:

(a) ceases to be a Director by virtue of Section 203D or any other provision of the Corporations Act;

(b) becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c) becomes prohibited from being a Director by reason of any order made under the Corporations Act;

(d) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(e) resigns his or her office by notice in writing to the Company;

(f) is removed from office under clause 13.5; or

(g) is absent for more than 6 months, without permission of the Directors, from meetings of the Directors held during that period.

13.7 **Remuneration**

The Directors shall be paid out of the funds of the Company, by way of remuneration for their services as Directors, such sum not exceeding such fixed sum per annum as may from time to time be determined by the Shareholders in general meetings, to be divided between the Directors as the Directors shall determine and, in default of agreement between them, then in equal shares. No non-executive Director shall be paid as part or whole of his remuneration a commission on or a percentage of profits or a commission or a percentage of operating revenue, and no

executive Director shall be paid as whole or part of his remuneration a commission on or percentage of operating revenue. The remuneration of a Director shall be deemed to accrue from day to day. Any increase in the remuneration of Directors shall be in accordance with the Corporations Act and the Listing Rules.

13.8 Expenses

The Directors shall be entitled to be paid reasonable travelling, hotel and other expenses incurred by them respectively in or about the performance of their duties as Directors. If any of the Directors being willing are called upon to perform extra services or make any special exertions on behalf of the Company or its business, the Directors may remunerate this Director in accordance with such services or exertions, and this remuneration may be either in addition to or in substitution for his or her share in the remuneration provided for by clause 13.7.

13.9 No Share Qualification

A Director is not required to hold any Shares.

14. POWERS AND DUTIES OF DIRECTORS

14.1 Management of the Company

Subject to the Corporations Act and the Listing Rules and to any other provision of this Constitution, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and forming the Company, and may exercise all such powers of the Company as are not, by the Corporations Act or the Listing Rules or by this Constitution, required to be exercised by the Company in general meeting.

14.2 Borrowings

Without limiting the generality of clause 14.1, the Directors may at any time:-

(a) exercise all powers of the Company to borrow money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person;

(b) sell or otherwise dispose of the whole or any part of the assets, undertakings and other properties of the Company or any that may be acquired on such terms and conditions as they may deem advisable, but:

   (i) if the Company is listed on ASX, the Company shall comply with the Listing Rules which relate to the sale or disposal of a company's assets, undertakings or other properties; and

   (ii) on the sale or disposition of the Company's main undertaking or on the liquidation of the Company, no commission or fee shall be paid to any Director or Directors or to any liquidator of the Company unless

it shall have been ratified by the Company in general meeting, with prior notification of the amount of such proposed payments having been given to all Shareholders at least 7 days prior to the meeting at which any such payment is to be considered; and

(c) take any action necessary or desirable to enable the Company to comply with the Listing Rules.

14.3 Attorneys

The Directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the Company for the purposes, with the powers, authorities and discretions (being powers, authorities and discretions vested in or exercisable by the Directors), for the period and subject to the conditions as they think fit. This power of attorney may contain provisions for the protection and convenience of persons dealing with the attorney as the Directors may determine and may also authorise the attorney to delegate all or any of the powers, authorities and discretions vested in the person.

14.4 Cheques, etc.

All cheques, promissory notes, bankers drafts, bills of exchange and other negotiable instruments, and all receipts for money paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by any two Directors or in any other manner as the Directors determine.

14.5 Retirement Benefits for Directors

The Directors may at any time, subject to the Listing Rules, adopt any scheme or plan which they consider to be in the interests of the Company and which is designed to provide retiring or superannuation benefits for both present and future non-executive Directors, and they may from time to time vary this scheme or plan. Any scheme or plan may be effected by agreements entered into by the Company with individual Directors, or by the establishment of a separate trust or fund, or in any other manner the Directors consider proper. The Directors may attach any terms and conditions to any entitlement under any such scheme or plan that they think fit, including, without limitation, a minimum period of service by a Director before the accrual of any entitlement and the acceptance by the Directors of a prescribed retiring age. No scheme or plan shall operate to confer upon any Director or on any of the dependants of any Director any benefits exceeding those contemplated in Section 200F of the Corporations Act or the Listing Rules, except with the approval of the Company in general meeting.

14.6 Securities to Directors or Shareholders

If a Director acting solely in the capacity of Director of the Company shall become personally liable for the payment of any sum primarily due by the Company, the Directors may create any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the persons or person so becoming liable from any loss in respect of such liability.

15. PROCEEDINGS OF DIRECTORS

15.1 Convening a Meeting

A Director may at any time, and a Secretary shall, whenever requested to do so by one or more Directors, convene a meeting of the Directors, but not less than 24 hours' notice of every such meeting shall be given to each Director either by personal telephone contact or in writing by the convenor of the meeting. The Directors may by unanimous resolution agree to shorter notice.

15.2 Procedure at Meetings

The Directors may meet together for the despatch of business and adjourn and, subject to this clause 15, otherwise regulate the meetings as they think fit.

15.3 Quorum

No business shall be transacted at any meeting of Directors unless a quorum is present, comprising 2 Directors present in person, or by instantaneous communication device, notwithstanding that less than 2 Directors may be permitted to vote on any particular resolution or resolutions at that meeting for any reason whatsoever.

15.4 Majority Decisions

Questions arising at any meeting of Directors shall be decided by a majority of votes. A resolution passed by a majority of Directors shall for all purposes be deemed a determination of "the Directors".

15.5 Casting Votes

In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote, but the chairman shall have no casting vote where only 2 Directors are competent to vote on the question.

15.6 Alternate Directors

A Director may appoint any person to be an alternate Director in his or her place during any period as he or she thinks fit, and the following provisions shall apply with respect to any alternate Director:

(a) he or she is entitled to notice of meetings of the Directors and, if his or her appointor Director is not present at such a meeting, he or she is entitled to attend and vote in the place of the absent Director;

(b) he or she may exercise any powers that his or her appointor Director may exercise, and the exercise of any such power by the alternate Director shall be deemed to be the exercise of the power by his or her appointor Director;

(c) he or she is not required to hold any Shares;

(d) his or her appointment may be terminated at any time by his or her appointor Director notwithstanding that the period of the appointment of the alternate Director has not expired, and the appointment shall terminate in any event if his or her appointor Director vacates office as a Director; and

(e) the appointment, or the termination of an appointment, of an alternate Director shall be effected by a written notice signed by the Director who made the appointment given to the Company.

15.7 Continuing Directors May Act

In the event of a vacancy or vacancies in the office of a Director, the remaining Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, they may act only for the purposes of increasing the number of Directors to a number sufficient to constitute such a quorum, or in order to convene a general meeting of the Company.

15.8 Chairman

The Directors shall elect from their number a chairman of their meetings and may determine the period for which he or she is to hold office. Where a Directors' meeting is held and a chairman has not been elected or the chairman is unwilling to act, the Directors present shall elect one of their number to be the acting chairman of the meeting.

15.9 Committees

The Directors may delegate any of their powers to a committee or committees consisting of such of their number as they think fit. A committee to which any powers have been so delegated shall exercise the powers delegated in accordance with any directions of the Directors, and a power so exercised shall be deemed to have been exercised by the Directors. The members of such a committee may elect one of their number as chairman of their meetings. Questions arising at a meeting of a committee shall be determined by a majority of votes of the members present and voting. In the case of an equality of votes, the chairman shall have a casting vote.

15.10 Written Resolutions

A resolution in writing signed by all the Directors for the time being (or their respective alternate Directors), except those Directors (or their alternates) who expressly indicate their abstention in writing to the Company and those who would not be permitted, by virtue of Section 195 of the Corporations Act to vote, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. This resolution may consist of several documents in like form, each signed by one or more Directors. A telex, telegram, facsimile transmission or other document produced by mechanical means and bearing the signature of the

Director, printed mechanically and with his authority, shall be deemed to be a document in writing signed by the Directors.

15.11 Defective Appointment

All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of a person to be, or to act as, a Director, or that a person so appointed was disqualified, as valid as if the person had been duly appointed and was qualified to be a Director or to be a member of the committee.

15.12 Directors May Hold Other Offices

A Director may hold any other office or place of profit in or in relation to the Company (except that of auditor) in conjunction with his or her office of Director and on any terms as to remuneration or otherwise that the Directors shall approve.

15.13 Directors May Hold Shares, etc.

A Director may be or become a shareholder in or director of or hold any other office or place of profit in or in relation to any other company promoted by the Company or in which the Company may be interested, whether as a vendor, shareholder or otherwise.

15.14 Directors Not Accountable for Benefits

No Director shall be accountable for any benefits received as the holder of any other office or place of profit in or in relation to the Company or any other company referred to in clause 15.13 or as a shareholder in or director of any such company.

15.15 Disclosure of Interests

No Director shall be disqualified by his office from contracting with the Company whether as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided or prejudiced on that account, nor shall any Director be liable to account to the Company for any profit arising from any such contract or agreement by reason only of such Director holding that office or of the fiduciary relationship thereby established, but a Director who has a material interest in a matter that is being considered at a meeting of the Directors must not vote on the matter (or in relation to a proposed resolution under Section 195(2) of the Corporations Act in relation to the matter) and must not be present while the matter (or a proposed resolution of that kind) is being considered at the meeting, except where the material interest is an interest that the Director has as a Shareholder of the Company and in common with the other Shareholders of the Company or where a resolution has been passed in accordance with Section 195(2) of the Corporations Act, in which cases the Director may be present but may not vote. Nothing in this Constitution shall be read or construed so as to place on a

Director any restrictions other than those required by Section 195 of the Corporations Act or the Listing Rules.

15.16 Related Body Corporate Contracts

A Director shall not be deemed to be interested or to have been at any time interested in any contract or arrangement by reason only that in a case where the contract or arrangement has been or will be made with, for the benefit of, or on behalf of a Related Body Corporate, he or she is a shareholder in that Related Body Corporate.

15.17 Voting, Affixation of Seal

A Director may in all respects act as a Director in relation to any contract or arrangement in which he or she is interested, including, without limiting the generality of the above, in relation to the use of the Company's common seal, but a Director may not vote in relation to any contract or proposed contract or arrangement in which the Director has directly or indirectly a material interest.

15.18 Home Branch to be Advised

The Directors shall advise the Home Branch without delay of any material contract involving Director's or Directors' interests. The advice shall include at least the following information:

(a) the names of the parties to the contract;

(b) the name or names of the Director or Directors who has or have any material interest in the contract;

(c) particulars of the contract; and

(d) particulars of the relevant Director's or Directors' interest or interests in that contract.

16. MEETING BY INSTANTANEOUS COMMUNICATION DEVICE

16.1 Meetings to be Effectual

A Director shall be entitled to attend a Directors' meeting by means of an instantaneous communication device rather than in person. In those circumstances, a Director shall still receive all materials and information to be made available for the purposes of the Directors' meeting.

For the purposes of this Constitution, the contemporaneous linking together by instantaneous communication device of a number of consenting Directors not less than the quorum, whether or not any one or more of the Directors is out of Australia, shall be deemed to constitute a Directors' meeting and all the provisions of this Constitution as to the Directors' meetings shall apply to such meetings held

by instantaneous communication device so long as the following conditions are met:

(a) all the directors for the time being entitled to receive notice of the Directors' meeting (including any alternate for any Director) shall be entitled to notice of a meeting by instantaneous communication device for the purposes of such meeting. Notice of any such Directors' meeting shall be given on the instantaneous communication device or in any other manner permitted by the clause;

(b) each of the Directors taking part in the Directors' meeting by instantaneous communication device must be able to hear each of the other Directors taking part at the commencement of the Directors' meeting; and

(c) at the commencement of the Directors' meeting each Director must acknowledge his or her presence for the purpose of a Directors' meeting of the Company to all the other Directors taking part.

A Directors' meeting held by instantaneous communication device shall be deemed to have been held at the Registered Office.

16.2 Procedure at Meetings

A Director may leave a Directors' meeting held under clause 16.1 by informing the Chairman of the Directors' meeting and then disconnecting his instantaneous communication device. Unless this procedure has been followed a Director shall be conclusively presumed to have been present and to have formed part of the quorum at all times during the Directors' meeting by instantaneous communication device.

16.3 Minutes

A minute of the proceedings at a meeting held under clause 16.1 shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the chairman or the person taking the chair at the meeting under clause 16.1.

16.4 Definition

For the purposes of this Constitution, "instantaneous communication device" shall include telephone, television or any other audio or visual device which permits instantaneous communication.

17. MANAGING DIRECTOR

17.1 Appointment

The Directors may from time to time appoint one of their number to the office of managing director ("Managing Director") of the Company or to any other office, (except that of auditor), or employment under the Company, either for a fixed term or at will, but not for life and, subject to the terms of any agreement entered into in

a particular case, may revoke any such appointment. A Director other than a Managing Director so appointed is in this Constitution referred to as an executive director ("Executive Director"). The appointment of a Managing Director or Executive Director so appointed automatically terminates if he ceases for any reason to be a Director.

17.2 Remuneration

Subject to clause 13.7, a Managing Director or Executive Director shall, subject to the terms of any agreement entered into in a particular case, receive remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine.

17.3 Powers

The Directors may, upon such terms and conditions and with such restrictions as they think fit, confer upon a Managing Director or Executive Director any of the powers exercisable by them. Any powers so conferred may be concurrent with, or be to the exclusion of, the powers of the Directors. The Directors may at any time withdraw or vary any of the powers so conferred on a Managing Director.

17.4 Rotation

A Managing Director shall not retire by rotation in accordance with clause 13.2, but Executive Directors shall.

18. SECRETARY

A Secretary of the Company shall hold office on such terms and conditions, as to remuneration and otherwise, as the Directors determine.

19. SEALS

19.1 Common Seal

Subject to the Corporations Act, the Company may have a Seal. The Directors shall provide for the safe custody of the Seal. The Seal shall only be used by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the Seal. Every document to which the Seal is affixed shall be signed by a Director and countersigned by another Director, (who may be an alternate Director) a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

19.2 Share Seal

Subject to the Corporations Act, the Company may have a duplicate Seal, known as the Share Seal, which shall be a facsimile of the Seal with the addition on its face of the words "Share Seal", and the following provisions shall apply to its use:

(a) any certificate for Shares may be issued under the Share Seal and if so issued shall be deemed to be sealed with the Seal;

(b) subject to the following provisions of this clause 19.2, the signatures required by clause 19.1 on a document to which the Seal is affixed may be imposed by some mechanical means;

(c) subject to the following provisions of this clause 19.2, the Directors may determine the manner in which the Share Seal shall be affixed to any document and by whom a document to which the Share Seal is affixed shall be signed, and whether any signature so required on such a document must be actually written on the document or whether it may be imposed by some mechanical means;

(d) the only documents on which the Share Seal may be used shall be Share or stock unit certificates, debentures or certificates of debenture stock, secured or unsecured notes, option certificates and any certificates or other documents evidencing any Share Options or rights to take up any Shares in or debenture stock or debentures or notes of the Company; and

(e) signatures shall not be imposed by mechanical means nor (except when the requirements of clause 19.1 as to signatures are complied with) shall the Share Seal be used on any certificate or other document mentioned in clause 19.2(d) unless the certificate or other document has first been approved for sealing or signature (as the case may be) by the Board or other authorised person or persons.

20. ACCOUNTS, AUDIT AND RECORDS

20.1 Accounting records to be kept

The Directors shall cause proper accounting and other records to be kept by the Company and shall distribute copies of the Company's accounts and reports as required by the Corporations Act and the Listing Rules.

20.2 Audit

The Company shall comply with the requirements of the Corporations Act and the Listing Rules as to the audit of accounts, registers and records.

20.3 Inspection

The Directors shall determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Shareholders other than Directors. A Shareholder other than a Director shall not be entitled to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

21. MINUTES

21.1 Minutes to be Kept

The Directors shall cause to be kept, in accordance with Section 1306 of the Corporations Act, minutes of:

(a) all proceedings of general meetings and Directors meetings; and

(b) all appointments of Officers and persons ceasing to be Officers.

21.2 Signature of Minutes

All minutes shall be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next succeeding meeting.

21.3 Requirements of the Corporations Act

The Company and the Officers shall comply with the requirements of Part 2G.3 of Chapter 2G of the Corporations Act.

22. DIVIDENDS AND RESERVES

22.1 Dividends

The Directors may from time to time declare a dividend to be paid to the Shareholders entitled to the dividend. Subject to clause 6.5 and subject to the rights of any preference Shareholders and to the rights of the holders of any shares created or raised under any special arrangement as to dividend, the dividend as declared shall be paid according to the amounts paid or credited as paid on the shares in respect of which the dividend is paid.

22.2 Interim Dividend

The Directors may from time to time pay to the Shareholders any interim dividends that they may determine.

22.3 Dividends only Payable from Profits

No dividend shall be payable except out or profits. A determination by the Directors as to the profits of the Company shall be conclusive.

22.4 No Interest

No dividend shall carry interest as against the Company.

22.5 Reserves

The Directors may set aside out of the profits of the Company any amounts that they may determine as reserves, to be applied at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

22.6 Alternative Method of Payment of Dividend

When declaring any dividend and subject at all times to the Corporations Act and the Listing Rules, the Directors may:

(a) direct payment of the dividend to be made wholly or in part by the distribution of specific assets or documents of title (including, without limitation, paid-up Shares, debentures or debenture stock of this or any other company, gold, gold or mint certificates or receipts and like documents) or in any one of more of these ways, and where any difficulty arises with regard to the distribution the Directors may settle it as they think expedient and in particular may issue fractional certificates and may fix the value for distribution of specific assets or any part of them and may determine that cash payments shall be made to any Shareholders upon the basis of the value so fixed in order to adjust the rights of all parties and may vest any of these specific assets in trustees upon trusts for the persons entitled to the dividend as may seem expedient to the Directors; or

(b) direct that a dividend be payable to particular Shareholders wholly or partly out of any particular fund or reserve or out of profits derived from any particular source and to the remaining Shareholders wholly or partly or of any other particular fund or reserve or out of profits derived from any other particular source and may so direct notwithstanding that by so doing the dividend will form part of the assessable income for taxation purposes of some Shareholders and will not form part of the assessable income of others.

22.7 Payment of Dividends

All dividends shall be dispatched simultaneously to the Shareholders entitled to the dividend.

22.8 Unclaimed Dividends

Except as otherwise provided by statute, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

23. CAPITALISATION OF PROFITS

23.1 Capitalisation

The Directors, subject to the Listing Rules, may from time to time determine to capitalise any amount, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Shareholders, and that that amount be applied, in any of the ways mentioned in clause 23.2 for the benefit of Shareholders in the proportions to which those Shareholders would have been entitled in a distribution of that amount by way of dividend.

23.2 Application of Capitalised Amounts

The ways in which an amount may be applied for the benefit of Shareholders under clause 23.1 are:

(a) in paying up any amounts unpaid on Shares held by Shareholders;

(b) in paying up in full unissued Shares or debentures to be issued to Shareholders as fully paid; or

(c) partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b).

23.3 Procedures

The Directors shall do all things necessary to give effect to the resolution referred to in clause 23.1 and, in particular, to the extent necessary to adjust the rights of the Shareholders among themselves, may:

(a) issue fractional certificates or make cash payments in cases where Shares or debentures could only be issued in fractions; and

(b) authorise any person to make, on behalf of all the Shareholders entitled to any further Shares or debentures upon the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any further Shares or debentures or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under an authority referred to in paragraph (b) is effective and binding on all the Shareholders concerned.

24. BONUS SHARE PLAN

24.1 Authorisation of Bonus Share Plan

Subject to the Listing Rules and the Corporations Act, the Company may, by ordinary resolution in general meeting, authorise the Directors to implement a Bonus Share Plan on such terms and conditions as are referred to in the resolution and which plan provides for any dividend which the Directors may declare from time to time under clause 22, less any amount which the Company shall either pursuant to this Constitution or any law be entitled or obliged to retain, not to be payable on Shares which are participating Shares in the Bonus Share Plan but for those Shares to carry instead an entitlement to receive an allotment of additional fully paid ordinary Shares to be issued as bonus Shares.

24.2 Amendment and Revocation

Any resolution passed by the Company in general meeting pursuant to clause 24.1 may, at any time, be amended or revoked by the Company by ordinary resolution in general meeting.

25. DIVIDEND REINVESTMENT PLAN

25.1 Authorisation of Dividend Reinvestment Plan

Subject to the Listing Rules and the Corporations Act, the Company may, by ordinary resolution in general meeting, authorise the Directors to implement a Dividend Reinvestment Plan on such terms and conditions as are referred to in the resolution and which plan provides for any dividend which the Directors may declare from time to time under clause 22 and payable on Shares which are participating Shares in the Dividend Reinvestment Plan, less any amount which the Company shall either pursuant to this Constitution or any law be entitled or obliged to retain, to be applied by the Company to the payment of the subscription price of ordinary fully paid Shares.

25.2 Amendment and Revocation

Any resolution passed by the Company in general meeting pursuant to clause 25.1 may, at any time, be amended or revoked by the Company by ordinary resolution in general meeting.

26. NOTICES

26.1 Service

A notice may be given by the Company to any Shareholder either by:

(a) serving it on him or her personally; or

(b) by sending it by post to the Shareholder at his or her address as shown in the Register of Shareholders or the address supplied by the Shareholder to the Company for the giving of notices to this person. Notices to Shareholders whose registered address is outside Australia shall be sent by airmail or, where applicable, by the means provided for by clause 26.7; or

(c) be sending it to the fax number or electronic address (if any) nominated by the member.

26.2 Deemed receipt of Notice

A notice will be deemed to be received by a Shareholder when:

(a) where a notice is served personally, service of the notice shall be deemed to be effected when hand delivered to the member in person;

(b) where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and to have been effected, in the case of a notice of a meeting, on the date after the date of its posting and, in any other case, at the time at which the letter would be delivered in the ordinary course of post;

(c) where a notice is sent by facsimile, service of the notice shall be deemed to be effected upon confirmation being received by the Company that all pages of the notice have been successfully transmitted to the member's facsimile machine at the facsimile number nominated by the member; and

(d) where a notice is sent to an electronic address by electronic means, service of the notice shall be deemed to be effected once sent by the Company to the electronic address nominated by the member (regardless of whether or not the notice is actually received by the member).

26.3 Notice to Joint Holders

A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder first named in the Register of Shareholders in respect of the Share.

26.4 Notices to Personal Representatives and Others

A notice may be given by the Company to a person entitled to a Share in consequence of the death or bankruptcy of a Shareholder by serving it on him or her or by sending it to him or her by post addressed to the person by name or by the title or representative of the deceased or assignee of the bankrupt, or by any like description, at the address (if any) supplied for the purpose by the person or, if such an address has not been supplied, at the address to which the notice might have been sent if the death or bankruptcy has not occurred.

26.5 Persons Entitled to Notice

Notice of every general meeting shall be given to:

(a) every Shareholder;

(b) every person entitled to a Share in consequence of the death or bankruptcy of a Shareholder who, but for his death or bankruptcy, would be entitled to receive notice of the meeting;

(c) the auditor for the time being of the Company; and

(d) if the Company has issued and there are currently any Listed Securities, the Home Branch.

No other person is entitled to receive notices of general meetings.

26.6 **Change of Address**

The Company shall acknowledge receipt of all notifications of change of address by Shareholders.

26.7 **Incorrect Address**

Where the Company has bona fide reason to believe that a Shareholder is not known at his or her registered address, and the Company has subsequently made an enquiry in writing at that address as to the whereabouts of the Shareholder and this enquiry either elicits no response or a response indicating that the Shareholder or his present whereabouts are unknown, all future notices will be deemed to be given to the Shareholder if the notice is exhibited in the Registered Office (or, in the case of a member registered on a Branch Register, in a conspicuous place in the place where the Branch Register is kept) for a period of 48 hours (and shall be deemed to be duly served at the commencement of that period) unless and until the Shareholder informs the Company of a new address to which the Company may send him notices (which new address shall be deemed his registered address).

27. WINDING UP

27.1 **Distribution in Kind**

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set a value as the liquidator considers fair upon any property to be so decided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders. All monies and property that are to be distributed will be distributed so that, to the greatest extent possible, the amount distributed is in proportion to the Shares held by Shareholders respectively, irrespective of the amounts paid up or credited as paid up in respect of the Shares.

27.2 **Trust for Shareholders**

The liquidator may, with the authority of a special resolution, vest the whole or any part of any property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Shareholder is compelled to accept any Shares or other securities in respect of which there is any liability.

27.3 **Order for winding up**

Where an order is made for the winding up of the Company or it is resolved by special resolution to wind up the Company, then on a distribution of assets to Shareholders, Shares classified by ASX as Restricted Securities at the time of the commencement of the winding up shall rank in priority after all other Shares.

28. INDEMNITIES AND INSURANCE

28.1 Liability to Third Parties

The Company:

(a) indemnifies and agrees to keep indemnified every director, principal executive officer or secretary of the Company;

(b) may, by deed, indemnify or agree to indemnify an officer (other than a director, principal executive officer or secretary) of the Company,

against a liability to another person, other than the Company or a related body corporate of the Company, PROVIDED THAT:

(c) the provisions of the Corporations Act (including, but not limited to, Chapter 2E) are complied with in relation to the giving of the indemnity; and

(d) the liability does not arise in respect of conduct involving a lack of good faith on the part of the officer.

28.2 Defending Proceedings

The Company:

(a) hereby indemnifies and agrees to keep indemnified every director, principal executive officer and secretary of the Company; and

(b) may, by deed, indemnify or agree to indemnify an officer of the Company (other than a director, principal executive officer or secretary);

out of the property of the Company in relation to the period during which that officer held his or her office against a liability for costs and expenses incurred by that officer in that capacity:

(c) in defending proceedings, whether civil or criminal, in which:

   (i) judgment is given in favour of that officer; or

   (ii) that officer is acquitted; or

(d) in connection with an application in relation to any proceedings referred to in clause 28.2(c) in which relief is granted to that officer by the Court under the Corporations Act.

28.3 Insurance

The Company or a related body corporate of the Company may pay, or agree to pay, a premium under a contract insuring an officer in relation to the period during

which that officer held that office, including in respect of a liability for costs and expenses incurred by a person in defending civil or criminal proceedings whether or not the officer has successfully defended himself or herself in these proceedings, provided that:

(a) the provisions of the Corporations Act (including, but not limited to, Chapter 2E) are complied with in relation to the payment of the premium; and

(b) the liability does not arise out of conduct involving a wilful breach of duty to the Company or a contravention of Sections 184(2) or (3) of the Corporations Act.

28.4 Disclosure

Subject to any exception provided for in the Corporations Act, full particulars of the Company's indemnities and insurance premiums in relation to the officers must be included each year in the Directors' Report.

28.5 Definition

For the purposes of this clause 28, "officer" means:

(a) a director, secretary or executive officer of the Company, whether past, present or future by whatever name called and whether or not validly appointed to occupy or duly authorised to act in such a position; and

(b) any person who by virtue of any applicable legislation or law is deemed to be a director or officer of the Company, including without limitation, the persons defined as an officer of a company by Section 9 of the Corporations Act.

Nothing in this clause 28 precludes the Company from indemnifying employees (other than officers) and consultants or sub-contractors where the Directors consider it is necessary or appropriate in the exercise of their powers to manage the Company.

29. OVERSEAS SHAREHOLDERS

Each Shareholder with a registered address outside Australia acknowledges that, with the approval of the Home Branch, the Company may, as contemplated by the Listing Rules, arrange for a nominee to dispose of any of its entitlement to participate in any issue of Shares or Share Options by the Company to Shareholders.

30. LOCAL MANAGEMENT

30.1 Local Management

The Directors may from time to time provide for the management and transaction of the affairs of the Company in any specified locality whether in or outside the State in such manner as it thinks fit and the provisions contained in clauses 30.2, 30.3 and 30.4 shall be without prejudice to the general powers conferred by this clause 30.1.

30.2 Local Boards or Agencies

The Directors may at any time and from time to time establish any local boards or agencies for managing any of the affairs of the Company in any specified locality and appoint any persons to be Shareholders of a local board or any managers or agents and may fix their remuneration. The Directors may from time to time and at any time delegate to any person so appointed any of the powers, authorities and discretions for the time being vested in the Directors other than the power of making calls and may authorise the Shareholders for the time being of any local board or any of them to fill up any vacancies on a local board and to act notwithstanding vacancies. This appointment or delegation may be made on the terms and subject to the conditions that the Directors think fit and the Directors may at any time remove any person so appointed and may annul or vary any or all of this delegation.

30.3 Appointment of Attorneys

The Directors may at any time and from time to time by power of attorney under the Company's seal appoint any person or persons to be the attorney or attorneys of the Company for purposes and with powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the clause) and for the period and subject to the conditions that the Directors may from time to time think fit. This appointment may (if the Directors think fit) be made in favour of the Shareholders or any of the Shareholders of any local board established under clause 30.2 or in favour of any company or of the Shareholders, directors, nominees or managers of any company or firm or in favour of any fluctuating body of persons whether or not nominated directly by the Directors. The power of attorney may contain any provisions for the protection or convenience of persons dealing with such attorney or attorneys that the Directors think fit.

30.4 Authority of Attorneys

Any such delegates or attorneys as appointed under this Constitution may be authorised by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.

31. DISCOVERY

Save as provided by the Corporations Act or the Listing Rules no Shareholder shall be entitled to require discovery of any information in respect of any details of the

Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade or technical process which may relate to the business of the Company and which in the opinion of the Directors it would be expedient in the interests of the Shareholders of the Company to communicate.

32. SALE OF THE COMPANY'S MAIN UNDERTAKING

For so long only as any of the securities of the Company are Listed Securities then, notwithstanding anything to the contrary contained in this Constitution, any sale or disposal of the Company's main undertaking shall be conditional upon approval by an ordinary resolution of the Shareholders.

33. COMPLIANCE (OR INCONSISTENCY) WITH THE LISTING RULES

If the Company is admitted to the Official List of ASX, the following clauses apply:

(a) notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done;

(b) nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision;

(e) if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision; and

(f) if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of inconsistency.

34. CONSISTENCY WITH CHAPTER 2E OF THE CORPORATIONS ACT

34.1 Requirements of Chapter 2E

Notwithstanding any other provision to the contrary contained in this Constitution:

(a) the Company shall not give a financial benefit to a related party except as permitted by Chapter 2E of the Corporations Act;

(b) all notices convening general meetings for the purposes of Section 208 of the Corporations Act shall comply with the requirements of Sections 217 to 227 of the Corporations Act;

(c) all meetings convened pursuant to Section 221 shall be held in accordance with the requirements of Section 225 of the Corporations Act; and

(d) no holder of Shares or person on their behalf shall be entitled to vote or vote on a proposed resolution under Part 2E.1 of the Corporations Act if that holder of Shares is a related party of the public company to whom the resolution would permit a financial benefit to be given or an associate of such a related party.

34.2 Definitions

For the purposes of this clause 34 the terms:

(a) "financial benefit" and "related party" shall have the meanings given or indicated by Part 2E.1 and Part 2E.2 of the Corporations Act"; and

(b) "associate" shall have the meaning given to it in Division 2 of Part 1.2 of the Corporations Act.

35. TRANSITIONAL

35.1 Provisions Relating to Official Quotation of Securities

Subject to clause 35.2 the provisions of this Constitution which relate to the official quotation of the Company's securities on ASX ("Official Quotation"), including but not limited to clause which refer to ASX, the Listing Rules, the SCH Business Rules, the Home Exchange, CHESS, Restricted Securities or Listed Securities shall not come into effect until such time as the Company is admitted to the official list of entities that ASX has admitted and not removed.

35.2 Severance

To the extent that any of the provisions of this Constitution referred to in clause 35.1 above can continue to have effect following severance of the matters relating to Official Quotation, then such provisions shall be valid and effectual, notwithstanding clause 35.1, as from the date of adoption of this Constitution by special resolution of the members of the Company.

SCHEDULE 1

(Clause 2.4)

PREFERENCE SHARES

1. In this schedule, unless the context otherwise requires:

Dividend Date means, in relation to a Preference Share, a date specified in the Issue Resolution on which a Dividend in respect of that Preference Share is payable.

Dividend Rate means, in relation to a Preference Share, the term specified in the Issue Resolution for the calculation of the amount of Dividend to be paid in respect of that Preference Share on any Dividend Date, which calculation may be wholly or partly established by reference to an algebraic formula.

Franked Dividend has the same meaning ascribed to it in Section 160APA of the Tax Act.

Issue Resolution means the resolution specified in clause 4 of this schedule.

Preference Share means a preference share issued under clause 2.4.

Redeemable Preference Share means a Preference Share which the Issue Resolution specified as being, or being at the option of the Company to be, liable to be redeemed.

Redemption Amount means, in relation to a Redeemable Preference Share, the amount specified to be paid on redemption of the Redeemable Preference Share.

Redemption Date means, in relation to a Redeemable Preference Share, the date specified in the Issue Resolution for the redemption of that Preference Share.

Tax Act means the Income Tax Assessment Act 1936.

2. Each Preference Share confers upon its holder:

(a) the right in a winding up to payment in cash of the capital (including any premium) then paid up on it, and any arrears of Dividend in respect of that Preference Share, in priority to any other class of Shares;

(b) the right in priority to any payment of Dividend to any other class of Shares to a cumulative preferential Dividend payable on each Dividend Date in relation to that Preference Share calculated in accordance with the Dividend Rate in relation to that Preference Share; and

(c) no right to participate beyond the extent elsewhere specified in clause 2 of this schedule in surplus assets or profits of the Company, whether in a winding up or otherwise.

3. Each Preference Share also confers upon its holder the same rights as the holders of ordinary Shares to receive notices, reports, audited accounts and balance sheets of the Company and to attend general meetings and confers upon its holder the right to vote at any general meeting of the Company in each of the following circumstances and in no others:

(a) during a period during which a dividend (or part of a dividend) in respect of the Preference Share is in arrears;

(b) on a proposal to reduce the Company's share capital;

(c) on a resolution to approve the terms of a buy-back agreement;

(d) on a proposal that affects rights attached to the Preference Share;

(e) on a proposal to wind up the Company;

(f) on a proposal for the disposal of the whole of the Company's property, business and undertaking; and

(g) during the winding up of the Company.

4. The Board may only allot a Preference Share where by resolution it specifies the Dividend Date, the Dividend Rate, and whether the Preference Share is or is not, or at the option of the Company is to be, liable to be redeemed, and, if the Preference Share is a Redeemable Preference Share, the Redemption Amount and Redemption Date for that Redeemable Preference Share and any other terms and conditions to apply to that Preference Share.

5. The Issue Resolution in establishing the Dividend Rate for a Preference Share may specify that the Dividend is to be one of:

(a) fixed;

(b) variable depending upon any variation of the respective values of any factors in an algebraic formula specified in the Issue Resolution; or

(c) variable depending upon such other factors as the Board may specify in the Issue Resolution,

and may also specify that the Dividend is to be a Franked Dividend or not a Franked Dividend.

6. Where the Issue Resolution specifies that the Dividend to be paid in respect of the Preference Share is to be a Franked Dividend the Issue Resolution may also specify:

(a) the extent to which such Dividend is to be franked (within the meaning of the Tax Act); and

(b) the consequences of any Dividend paid not being so franked, which may include a provision for an increase in the amount of the Dividend to such an extent or by reference to such factors as may be specified in the Issue Resolution.

7. Subject to the Corporations Act, the Company must redeem a Redeemable Preference Share on issue:

(a) on the specified date where the Company, at least 15 Business Days before that date, has given a notice to the holder of that Redeemable Preference Share stating that the Redeemable Preference Share will be so redeemed on the specified date; and

(b) in any event, on the Redemption Date,

but no Redeemable Preference Share may be redeemed and no notice of redemption may be given before the second anniversary of the date upon which that Redeemable Preference Share is issued.

8. The certificate issued by the Company in relation to any Preference Share must specify in relation to that Preference Share:

(a) the date of issue of the Preference Share;

(b) the Dividend Rate and Dividend Dates;

(c) whether the Preference Share is a Redeemable Preference Share and if it is:

(a) the Redemption Amount and Redemption Date; and

(ii) the conditions of redemption (if any);

(d) the conditions of participation (if any) in respect of the Preference Share set out in clause 3 of this schedule; and

(e) any other matter the Board determines.

9. On redemption of a Redeemable Preference Share, the Company, after the holder has surrendered to the Company the certificate in respect of that Redeemable Preference Share, must pay to the holder the Redemption Amount in cash, by cheque or in any other form that the holder agrees to in writing.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Regenera Limited**
ABN	**35 107 371 460**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Finian Brendan MacCana
Date of appointment	5 April 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
250,000 Options exercised at 60c expiring 30/06/07 The above securities are held in the name of Mr MacCana 170,000 Ordinary Shares 170,000 Options exercised at 60c expiring 30/06/07 The above securities are held by Lambert Mayfield Pty Ltd <The Lambert Super Fund> of which Mr MacCana has a beneficial interest.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Regenera Limited**
ABN	**35 107 371 460**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony David Fitzgerald
Date of appointment	12 December 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
250,001 Ordinary Shares 250,000 Options exercised at 60c expiring 30/06/07 The above securities are held in the name of Mr Fitzgerald. 500,000 Ordinary Shares 500,000 Options exercised at 60c expiring 30/06/07 200,000 Class A Performance Shares 200,000 Class B Performance Shares 400,000 Class C Performance Shares 300,000 Class D Performance Shares 600,000 Class E Performance Shares 600,000 Class F Performance Shares The above securities are held by HealthTec Growth Partners Pty Ltd <Staff Account> of which Mr Fitzgerald is both a director and shareholder.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Regenera Limited**
ABN	**35 107 371 460**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Donald Newman
Date of appointment	5 April 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,278,333 Ordinary Shares 1,288,333 Options exercised at 60c expiring 30/06/07 95,000 Class A Performance Shares 95,000 Class B Performance Shares 190,000 Class C Performance Shares 180,000 Class D Performance Shares 270,000 Class E Performance Shares 300,000 Class F Performance Shares The above securities are held in the name of Mr Newman.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Regenera Limited**
ABN	**35 107 371 460**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	William John Ardrey
Date of appointment	5 April 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
250,000 Ordinary Shares 250,000 Options exercised at 60c expiring 30/06/07 250,000 Class A Performance Shares 250,000 Class B Performance Shares 500,000 Class C Performance Shares 1,000,000 Class D Performance Shares 1,500,000 Class E Performance Shares 5,000,000 Class F Performance Shares The above securities are held in the name of Dr Ardrey. 450,000 Ordinary Shares The above securities are held in the name of HealthTec Growth Partners Pty Ltd <WJA A/C> of which Dr Ardrey holds a declaration of trust over these shares.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Regenera Limited**
ABN	**35 107 371 460**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Finian Brendan MacCana
Date of last notice	21 June 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22nd July 2004
No. of securities held prior to change	250,000 Options exercised at 60c expiring 30/06/07 The above securities are held in the name of Mr MacCana 170,000 Ordinary Shares 170,000 Options exercised at 60c expiring 30/06/07 The above securities are held by Lambert Mayfield Pty Ltd <The Lambert Super Fund> of which Mr MacCana has a beneficial interest.
Class	Ordinary Shares

+ See chapter 19 for defined terms.

Number acquired	10,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,700
No. of securities held after change	250,000 Options exercised at 60c expiring 30/06/07 The above securities are held in the name of Mr MacCana 180,000 Ordinary Shares 170,000 Options exercised at 60c expiring 30/06/07 The above securities are held by Lambert Mayfield Pty Ltd <The Lambert Super Fund> of which Mr MacCana has a beneficial interest.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Regenera Limited**
ABN	**35 107 371 460**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Finian Brendan MacCana
Date of last notice	26 July 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 September 2004
No. of securities held prior to change	250,000 Options exercised at 60c expiring 30/06/07 The above securities are held in the name of Mr MacCana 180,000 Ordinary Shares 170,000 Options exercised at 60c expiring 30/06/07 The above securities are held by Lambert Mayfield Pty Ltd <The Lambert Super Fund> of which Mr MacCana has a beneficial interest.

+ See chapter 19 for defined terms.

Class	Ordinary Shares
Number acquired	10,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,227
No. of securities held after change	250,000 Options exercised at 60c expiring 30/06/07 The above securities are held in the name of Mr MacCana 190,000 Ordinary Shares 170,000 Options exercised at 60c expiring 30/06/07 The above securities are held by Lambert Mayfield Pty Ltd <The Lambert Super Fund> of which Mr MacCana has a beneficial interest.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

REGENERA

RECEIVED

2004 OCT 27 A 10: 57

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

21st June 2004

The Manager
Company Announcements
Australian Stock Exchange
Level 5, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir

APPOINTMENT OF JOINT COMPANY SECRETARY

Pursuant to Listing Rule 3.16.1, Regenera Limited wishes to advise that Mr Stuart Usher has been appointed Joint Company Secretary effective from 1st June 2004.

Evan Cross
Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme Regenera Limited

ACN/ARSN 107 371 460

1. Details of substantial holder (1)

Name Sante Holdings Pty Ltd

ACN/ARSN (if applicable)

The holder became a substantial holder on 16/06/2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	2,900,000	2,900,000	7.25%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Sante Holdings Pty Ltd <DEC Family Account>	Direct	Ordinary 2,400,000
HealthTec Growth Partners Pty Ltd <Staff Account>	In-Direct	Ordinary 500,000

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Sante Holdings Pty Ltd <DEC Family Account>	31 March 2004	$240	-	Ordinary 2,400,000

HealthTec Growth Partners Pty Ltd <Staff Account>	31 March 2004	$50	-	Ordinary 500,000

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Sante Holdings Pty Ltd	33.3% shareholder of HealthTec Growth Partners Pty Ltd

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Sante Holdings Pty Ltd	56 Corinthian Road West, Shelley HA 6148

Signature

print name Evan Cross capacity Director

sign here date 21/06/2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671 B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of;

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in

R E G E N E R A

24th June 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Regenera signs MOU with leading eye research centre in South Asia for clinical trials of Visagen

Sydney, Australia: Thursday 24 June 2004. Australian eyecare company Regenera (ASX:RGA) today signed a memorandum of understanding (MOU) with the Singapore Eye Research Institute (SERI), the national research institute of ophthalmology in Singapore, for cooperation on planned clinical trials of Visagen. The trials will begin in September 2004.

Specifically, Regenera and SERI have agreed to cooperate on clinical trials of the steroid triamcinolone acetonide (TA), the active component of Regenera's Visagen™ product under development for the treatment of diseases of the back of the eye.

Included in the terms of the arrangement is the provision by Regenera of assistance in the preparation of the trial protocol, to ensure compliance with best practices specified by the US Food and Drug Administration.

Visagen's key active ingredient is the synthetic steroid TA is already widely used "off-label" by ophthalmologists in the US, where the Regenera Group holds patent rights.

"We welcome the opportunity to work with a leading eye research institute such as SERI in taking Visagen to the stage of clinical trials of its effectiveness in treating inflammatory diseases of the eye, which are increasingly prevalent in our ageing society," said chairman of Regenera, Tony Fitzgerald.

About Regenera

Regenera operates in the area of ophthalmology and has developed a treatment specifically for diseases of the back of the eye such as age-related macular degeneration (AMD) and diabetes-related (D-R) eye diseases.

The Company listed on the Australian Stock Exchange on 16 June, having raised more than AUD$10 million in an Initial Public Offering which was oversubscribed by $2 million.

Visagen™, Regenera's main product, is under development for the treatment of AMD and D-R eye diseases. It is a proprietary formulation of the synthetic steroid, triamcinolone acetonide (TA), a proven treatment of AMD.

Recent clinical studies have demonstrated the effectiveness of TA in treating these diseases either alone or in conjunction with other treatments.

About the Singapore Eye Research Institute
Singapore Eye Research Institute (SERI) is the national research institute of ophthalmology in Singapore, funded by the National Medical Research Council. SERI is dedicated to performing vision research with local institutions as well as major eye centres and research institutes throughout the world. In the relatively short time since its inception in 1997, SERI has established a high profile as a leading centre in South Asia for eye and visual science research. In 2003, SERI was privileged to be appointed as a National University of Singapore affiliated institute. With its close integration of clinical, basic science and epidemiological research, SERI is a leading eye research centre in South East Asia.

About Age-related Macular Degeneration (AMD) and Diabetes Related Eye Diseases (DR)
Macular degeneration covers diseases that cause progressive loss of central vision, leaving only side vision intact. The most common form, AMD, is associated with ageing, affecting people over 50 years of age.

In Australia, an estimated 800,000 people suffer from macular degeneration, with 14% of those showing severe visual loss in one or both eyes. It is estimated that more than 15 million people in the US have the condition. Concurrently, the incidences of AMD and DR diseases are growing rapidly.

For further information please contact:

Media:	**Company:**
Amy Winter (02) 9293 2939	Dr William Ardrey Chief Executive Officer Regenera Limited (08) 9389 5933

REGENERA

29th June 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Regenera Group Strengthens Patent Position in Diabetic Eye Diseases

Perth, Australia, 29 June 2004. Newly listed life sciences company Regenera Ltd (ASX: RGA) today announced the acquisition by its subsidiary Retmed Pty Ltd of significant additional intellectual property in the diabetes area for the treatment of back-of-eye diseases. The technology relates to a new application of an existing class of steroids for ocular use, especially in the treatment of macular and retinal disorders due to diabetes, and was developed by the Group's principal scientist, Dr Phillip Penfold. Like Regenera's core product, Visagen™, the new class of steroids is currently used for treatment in other parts of the human body.

Many diabetes-related diseases such as Diabetic Macular Edema cause problems in the cells in the back of the eye. These cells swell and leak fluid, and thus blur or distort vision. This newly acquired provisional patent application covers the application of a class of steroids designed to strengthen the barriers of these cells in the eye, reducing the leakage and swelling. It also covers injection into the eye for patients that do not respond well to anti-inflammatory corticosteroids.

Dr William Ardrey, CEO of Regenera, explained "The acquisition of this new intellectual property broadens our product range into the large and rapidly expanding markets of Diabetic Retinopathy and Diabetic Macular Edema, which are closely related to our core markets of patients suffering from Age Related Macular Degeneration, or AMD."

Regenera Ltd ABN 35 107 371 460
Ground Floor, 117 Stirling Highway, NEDLANDS WA 6009
Tel 08 9389 5933 Fax 08 9389 5944

Earlier in June, Regenera Group announced the commencement of Phase III clinical trials recruitment with the Singapore Eye Research Institute for both diabetes and AMD, with its core product Visagen™.

Regenera's Chairman, Tony Fitzgerald, commented, "This acquisition is very strategic for us given that diabetes and its related retinal diseases is rapidly escalating worldwide. With this acquisition, we expand our addressable market to over $3 billion, all in the back-of-the-eye segment where Regenera is strongest."

About Diabetes and its effects in the Eye:

Diabetes is among the fastest growing chronic disease, and is the most common cause of blindness for people under 60 years of age. In Australia, over 520,000 are diagnosed with diabetes each year, and approximately 7% of the total population is affected by this disease. In the USA, over 18.2 million people suffer from diabetes, and of that number over 7 million exhibit early signs of diabetic retinopathy. A related disease, diabetic macular edema also impacts a significant portion of diabetics with age, impacting over 2.5 million eyes, worldwide.

Major drug companies such as Novartis and Pfizer estimate the ocular drugs market at over $7 billion USD per year, and the diabetes component of eye drugs at almost $1 billion USD annually. The AMD component of eye drugs is estimated at over $2 billion USD, annually.

About Regenera:

Regenera commercialises steroids and related products for treating diseases of the back of the eye such as Diabetic Macular Edema, Diabetic Retinopathy, and Age Related Macular Degeneration. To facilitate regulatory approvals it has focused on products which are already approved for use in other parts of the human body The company listed on the ASX on 16 June 2004, having raised more than $10 million in an initial public offering which was oversubscribed by $2 million.

Visagen™ and Visagen SR™ are the main products under development for use in the eye, for AMD and diabetes-related eye diseases. The company's key products are formulations of synthetic steroids, proven treatments for many of these target eye diseases. According to industry sources, the combination of the AMD market with the diabetes back-of-the-eye market comprise a total addressable market approaching USD$3 billion.

For further information please contact:

Media:	**Company:**
Amy Winter **Buchan** Business Strategy | Communication | Public Policy SYDNEY: T - +61 2 9293 2939 F - +61 2 9293 2828 MELBOURNE: T +61 3 9866 4722 F +61 3 9867 1716 www.bcg.com.au	Dr William Ardrey CEO, Regenera Limited +6189 389 5933 Voice William@regenera.com.au 0439516256 Mobile

REGENERA

1st July 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Regenera Completes Acquisition of 51% of Retmed Pty Ltd

Regenera Ltd (ASX: RGA) is pleased to announce the exercise of its options, in accordance with the shareholders agreement entered into between Regenera Ltd and Retmed Pty Ltd (Retmed) whereby Regenera will subscribe for and acquire shares that will entitle Regenera to 51% of the fully diluted issued shares in Retmed.

The Company confirms that it has now satisfied its contractual arrangements with Retmed Pty Ltd as set out in the Regenera Limited prospectus dated 8th April 2004.

About Regenera:

Regenera commercialises steroids and related products for treating diseases of the back of the eye such as Diabetic Macular Edema, Diabetic Retinopathy, and Age Related Macular Degeneration. To facilitate regulatory approvals it has focused on products which are already approved for use in other parts of the human body The company listed on the ASX on 16 June 2004, having raised more than $10 million in an initial public offering which was oversubscribed by $2 million.

Visagen™ and Visagen SR™ are the main products under development for use in the eye, for AMD and diabetes-related eye diseases. The company's key products are formulations of synthetic steroids, proven treatments for many of these target eye diseases.

Regenera Ltd ABN 35 107 371 460
Ground Floor, 117 Stirling Highway, NEDLANDS WA 6009
Tel 08 9389 5933 Fax 08 9389 5944

According to industry sources, the combination of the AMD market with the diabetes back-of-the-eye market comprise a total addressable market approaching USD$3 billion.

For further information please contact:

Media:	**Company:**
Amy Winter **Buchan** Business Strategy | Communication | Public Policy SYDNEY: T - +61 2 9293 2939 F - +61 2 9293 2828 MELBOURNE: T +61 3 9866 4722 F +61 3 9867 1716 www.bcg.com.au	Dr William Ardrey CEO, Regenera Limited +6189 389 5933 Voice William@regenera.com.au 0439516256 Mobile

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Regenera Limited**
ABN	**35 107 371 460**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Finian Brendan MacCana
Date of last notice	21 June 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22nd July 2004
No. of securities held prior to change	250,000 Options exercised at 60c expiring 30/06/07 The above securities are held in the name of Mr MacCana 170,000 Ordinary Shares 170,000 Options exercised at 60c expiring 30/06/07 The above securities are held by Lambert Mayfield Pty Ltd <The Lambert Super Fund> of which Mr MacCana has a beneficial interest.
Class	Ordinary Shares

+ See chapter 19 for defined terms.

Number acquired	10,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,700
No. of securities held after change	250,000 Options exercised at 60c expiring 30/06/07 The above securities are held in the name of Mr MacCana 180,000 Ordinary Shares 170,000 Options exercised at 60c expiring 30/06/07 The above securities are held by Lambert Mayfield Pty Ltd <The Lambert Super Fund> of which Mr MacCana has a beneficial interest.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Regenera Limited

ABN

35 107 371 460

Quarter ended ("current quarter")

30 June 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (from 12th Dec 2003) $A'000
1.1	Receipts from customers			
1.2	Payments for	(a) staff costs	(232)	(232)
		(b) advertising and marketing	(14)	(14)
		(c) research and development	(64)	(64)
		(d) leased assets	-	-
		(e) other working capital	(105)	(312)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		65	65
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net operating cash flows		(350)	(557)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (from 17th Sep 2003) $A'000
1.8	Net operating cash flows (carried forward)	**(350)**	**(557)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments	(150)	(800)
	(c) intellectual property		
	(d) physical non-current assets	(88)	(88)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(238)	(888)
1.14	**Total operating and investing cash flows**		
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	10,451	12,356
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (costs of capital raising)	(943)	(983)
	Net financing cash flows	9,508	11,373
	Net increase (decrease) in cash held	8,920	9,928
1.21	Cash at beginning of quarter/year to date	1,008	-
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	9,928	9,928

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	59
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Consulting fees - $30 Salaries $29.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	88	1,008
4.2 Deposits at call	9,840	
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	9,928	1,008

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: .....30 July 2004......
Stuart Usher
Joint CFO & Company Secretary

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

REGENERA

3rd August 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Regenera Study receives Human Ethics Approval at leading eye research centre in South East Asia for clinical trials of Visagen™

Perth, Australia. August 3, 2004 Regenera Limited (ASX: RGA) announced today that the company received the first human ethics committee approval to commence Phase III human clinical trials at the Singapore Eye Research Institute with its key drug, Visagen™, for back of the eye disease.

Dr William Ardrey, CEO of Regenera, said: "We are pleased to receive the ethics approval for our first clinical trial, for the indication of Cystoid Macular Edema to be treated with Visagen™.

We will shortly be expanding our clinical trials with Singapore Eye Research Institute for the indications of Age Related Macular Degeneration (AMD), Uveitis, Diabetic Macular Edema, and co-therapy applications in conjunction with photo-dynamic therapy."

"Approximately 30 patients for each indication, totaling 120 patients, will be participating in the trial with SERI," Dr Ardrey concluded.

About Regenera

Regenera operates in the area of ophthalmology and via its project company Retmed Pty Ltd has developed a treatment specifically for diseases of the back of the eye such as age-related macular degeneration (AMD) and diabetes-related (D-R) eye diseases.

The Company listed on the Australian Stock Exchange on 16 June, having raised more than AUD$10 million in an Initial Public Offering which was oversubscribed by $2 million.

Visagen™, Regenera's main product, is under development for the treatment of AMD and Diabetic related eye diseases. It is a proprietary formulation of the synthetic steroid, triamcinolone acetonide, a proven treatment of AMD.

Recent clinical studies have demonstrated the effectiveness of TA in treating these diseases either alone or in conjunction with other treatments.

The company has recently initiated pilot manufacturing of its ocular drug formulations at a GMP/TGA licensed facility in Australia to support pre-clinical and clinical activities.

About the Singapore Eye Research Institute

Singapore Eye Research Institute (SERI) is the national research institute of ophthalmology in Singapore, funded by the National Medical Research Council. SERI is dedicated to performing vision research with local institutions as well as major eye centres and research institutes throughout the world. In the relatively short time since its inception in 1997, SERI has established a high profile as a leading centre in South Asia for eye and visual science research.

In 2003, SERI was privileged to be appointed as an National University of Singapore affiliated institute. With its close integration of clinical, basic science and epidemiological research, SERI is a leading eye research centre in South East Asia.

About Age-related Macular Degeneration (AMD)

Macular degeneration covers diseases that cause progressive loss of central vision, leaving only side vision intact. The most common form, AMD, is associated with ageing, affecting people over 50 years of age.

In Australia, an estimated 800,000 people suffer from macular degeneration, with 14% of those showing severe visual loss in one or both eyes. It is estimated that more than 15 million people in the US have the condition. The incidences of AMD are growing rapidly. The market size is estimated at US$2 billion globally.

About Diabetes and Back of Eye Disease:

Diabetes impacts over 7% of the global population, and this disease has increasing effects on the back of the eye. Diabetic Macular Edema, Diabetic Retinopathy, and related diseases eventually impact over 75% of diabetic patients with age. Diabetic Retinopathy is a leading cause of blindness in both the under-50 and over-50 populations.

The market size for diabetes in the back of the eye is estimated at US$1 billion globally.

For further information please contact:

Media:
Amy Winter
(02) 9293 2939

Company:
Dr William Ardrey
Chief Executive Officer
Regenera Limited
(08) 9389 5933

REGENERA

4th August 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Regenera expands treatments for back of the eye diseases

Sydney, Australia: 4 August 2004. Australian eyecare company Regenera (ASX: RGA) today announced that it had acquired new technology related to its core product Visagen™ from U.S-based group, MINU LLC. The technology acquisition involves three additional applications of the drug Triamcinolone Acetonide ("TA") and significantly expands and strengthens the coverage and potential indications for Regenera's lead ocular treatment Visagen™.

Visagen™ is under development for the treatment of Age-Related Macular Degeneration (AMD) and Diabetes-related eye diseases. It is a proprietary formulation of the synthetic steroid triamcinolone acetonide, a proven treatment for AMD and Diabetes-related eye diseases.

According to Dr William Ardrey, CEO of Regenera, there are multiple benefits of the newly acquired TA technology.

"Firstly, it expands the coverage of Visagen™ from diseases of the back of the eye, to include the middle of the eye as well. Secondly, it expands coverage to use in surgical procedures, for example vitrectomy, an increasingly common surgical procedure linked to AMD, diabetes related eye disease, and other indications. "Finally, it will also allow Regenera to offer combinatory drug and test kits within the ophthalmic market."

MINU LLC was established to develop the patent portfolio of Dr Gholam Peyman, an internationally recognised retinal and vitreous surgeon and scientist. Dr Peyman has agreed to join Regenera's scientific team as medical research director and will assist in the accelerated development of the company's range of ocular drug and device products.

"Dr Peyman is a leading ophthalmic surgeon and medical researcher, he is the author or co-author of over 800 books and articles in the medical field, and holds over 80 patents. We're pleased by both the acquisition of this new technology, and the addition of Dr Peyman to our scientific team," said Dr Ardrey.

Under the terms of the Acquisition Agreements, Regenera will retain 75% of the future revenue streams from the acquired products.

Tony Fitzgerald, Chairman of Regenera concluded: "This new technology allows Regenera to expand the applications of Visagen™ and significantly strengthens our portfolio of products and licensing opportunities in the ophthalmic field.

TA is already being used extensively by retinal surgeons for the treatment of AMD and diabetes related eye disease. In early 2004, Novartis estimated the global ocular drug market to be in excess of US$7 billion. Of this, leading analyst reports suggest that diabetes and back of the eye segment accounted for US$1 billion, and the AMD market exceeded US$2 billion globally. Regenera already holds an issued US patent for the use of TA in the treatment of Macular Degeneration.

About the new technology

The new TA technology comprises one issued U.S. patent and two pending U.S applications all relating to the ocular use of TA which complement Regenera's existing patent portfolio. The issued U.S. patent extends the use of TA (the key ingredient in Visagen™) as an aide during vitreous and retinal surgery.

The second piece of technology comprises a method for minimising an increase in eye pressure via a screening for steroid "super" responders, as a small percentage of patients respond differently to ocular steroids.

The third product relates to the use of triamcinolone in combination with two other classes of drugs to reduce or prevent ocular neovascularization (new blood vessel formation). Such neovascularization may occur in diseases such as Age- Related Macular Degeneration (AMD) or diabetic retinal disease.

For further information please contact:

Media:	**Company:**
Rebecca Christie (02) 9293 2836 / 0417 382 391	Dr William Ardrey Chief Executive Officer Regenera Limited (08) 9389 5933

REGENERA

4th August 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Investor Update Presentation

Please find attached a copy of an Investor Update Presentation being presented to stockbrokers in Sydney and Melbourne this week commencing on Wednesday 4 August. The presentation will also be posted on the company's website www.regenera.com.au.

For further information please contact:

Media:	Company:
Amy Winter (02) 9293 2939	Dr William Ardrey Chief Executive Officer Regenera Limited (08) 9389 5933

REGENERA

Regenera Limited

Investor update
August 2004

REGENERA

Ophthalmic Pharmaceutical Stock Index Market Scope Index (13 months to June '04)



Market Scope Index vs NYSE Composite
180.00
170.00
160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Market Scope
NYSE Comp

Market scope is an industry publication that monitors companies in the U.S and Europe that focus on eye care. Companies in its index exceed $US 50bn in Market Cap.

REGENERA

Key achievements since listing 16 Jun 04

- Commenced Phase III clinical trials
- Commenced pilot manufacturing
- Commenced formulation of Visagen suite of products
- Announced relationship with SERI (Singapore Eye Research Institute)
- Commenced commercial licensing negotiations

Shares have traded in range of $0.43 - $0.54

Options planned by mid September

REGENERA

Product development and status



DRUG
PROOF OF PATENT
R&D
PRE-CLINICAL
Formulation
Lab
Animals
CLINICAL
Phase 1
Phase 2
Phase 3
Visagen-1
Visagen PF
Visagen SR
Visagen MR
Visagen V-1
Visagen V
Visagen DH
Visagen Str Responder
Injection Device

REGENERA

Visualisation of the vitreous

- Video demonstration of “Visualisation of the Vitreous”

REGENERA

Product summary

Product	Description
Visagen	has become the off-label standard of care in back-of-the-eye diseases. Its use is supported by numerous peer reviewed medical and scientific articles or presentations at scientific meetings, in recent years.
Visagen SR	a sustained release version of Visagen is based upon a different crystal size and an understanding of the behavior of TA with regard to flocculation and aggregation.
Visagen MR	utilises a steroid other than TA and extends Regenera's product range further into the diabetes and macular edema markets. This steroid appears to have an anti-edematous effect on the retina.
Injection device	designed for highly accurate guidance of intravitreal injections of steroids or related products. The device has been designed as a stand-alone product for improved accuracy and efficiency and is also being developed as a package with a pre-filled dosage of Visagen to provide convenience, accuracy and improved effectiveness for both surgeons and patients.

REGENERA

Planned activities

	2nd Half '04	1st Half '05	2nd Half '05
Regulatory	1. U.S FDA RFD Filed 1 Indication: Response 1 Sept; 2. USFDA IND filed: 1 indication 3. TGA filing: 1 indication 4. Injection device global filings	1. Regulatory filings to expand 'indications' or target diseases	1. First regulatory panel submissions
Clinical	1. Phase III trials Ethics Approvals Received (1 indication) 2. Collaborative research agreement SERI: human and pre-clinical 3. Formulations pilot manufacture commenced in ACT TGA/GMP facility	1. Data collection from phase III to USFDA standards 2. Expanded indications for Visagen SR and MR 3. Commence co-therapy clinical trials 4. Major conference presentations	1. Major conference presentations and publications
Commercial	1. Engaged Ferghana Partners, Inc. to support licensing opportunities 2. Conclude first commercial licensing transaction 3. Level 1 ADR listing	1. Conclude second U.S commercial licensing transaction 2. Asian JV or licensing transaction	1. Achieve 1st and/or 2nd milestone payment from licensing deal 2. Diabetes related commercial transaction

Accelerating commercialisation
Our 'licensing' advisors

Ferghana Partners, Inc.

Provides advice on;

- Corporate Partnering
- Mergers and Acquisitions
- Joint Ventures

Clients include;

- Established pharmaceutical and diagnostics companies
- Emerging Pharma and Biotechnology companies with a therapeutic focus.

Aventis

Product Sale of Aventis' Refludan® to Schering AG

SCHERING

Partnering of Rights to Schering's Refludan® Outside of North America to Pharmion

PHARMION

ATRIX

Atrix Laboratories' Partnering of Japan Rights of its Prostate Cancer Drug To Sosei Co., Ltd

SOSEI

Targeted Genetics' Global Partnering of Cystic Fibrosis Gene Therapy to Medeva/Celltech

MEDEVA PLC

elan

Sale of Elan Pharma S.A. (Elan Corporation subsidiary) to Sanders Morris Harris

REGENERA

Ferghana Partners, Inc.
Example of a recent transaction July '04

Companies: Vermalis Plc and Endo Pharmaceuticals Holdings Inc.

Transaction: North American sales and marketing rights to Frova

- $60m license fee
- $50m loan facility
- $40m milestone on FDA approval
- $225m in sales milestone
- Tiered royalties of 20% and higher
- Immediate investment in sales and marketing
- Funding of an agreed number of sales campaigns in 2006

Ferghana Partners, Inc. are specialist advisors
to the life sciences sector

REGENERA

Regenera products

Strategic positioning for additional eye treatments

- Current IP targets back of the eye diseases
- Potential IP to target middle and front of eye treatments



Vitreous gel
Optic nerve
Macula
Fovea
Retina
Iris
Cornea
Pupil
Lens
Iris

REGENERA

Intellectual property - Strengthening and protecting the IP portfolio

- Acquired 51% of investee company Retmed Pty Ltd, holder of licensed rights to certain IP
- Completed assignment of certain IP from The University of Sydney
- Identified IP to increase the application of TA and other steroids for ocular use
- Completed assignment of IP for ophthalmic use of an additional class of steroids
- Significant expansion of IP portfolio is planned this quarter

Identified unlicensed uses of TA in the U.S and provided notification of Regenera Group's IP portfolio to over 90 parties within 3 days of acquiring IP

REGENERA

Intellectual property – Supporting Regenera's eye care products

1. Issued U.S patent for the intravitreal use of triamcinolone acetonide (TA) and other glucocorticoid steroids to treat macular degeneration and an international patent application for the use of (TA) as a prophylactic treatment of macular degeneration (target AMD)

2. Provisional patent application for a sustained release formulation of (TA) for the treatment of retinal disease (target AMD)

3. Newly acquired provisional patent application for the use of a new class of steroids to treat exudative retinopathies (target DME)

4. Patent application for the use of a combination of TA with other anti angiogenesis agents to treat ocular neovascularisation (target AMD)

Age-related Macular Degeneration (AMD)$US 2 bn market segment



- Loss of central vision required for reading, driving and detail activities
- Debilitating impact on quality of life
- In the US 13 to 15 million people suffer this disease
- In Australia 800,000 are affected

AMD is the leading cause of blindness in the developed world for people aged 50 years and older.
Companies in this space are very highly valued.

REGENERA

Diabetes related eye diseases $US 1bn market segment and growing

- A leading cause of vision loss for people aged < 50
- Diabetes is growing at near epidemic rates in many parts of the world
- In the U.S approx 10.3m people have been diagnosed with diabetes and another 5.4m have diabetes that has not been diagnosed (6% of population)
- In the U.S., diabetic retinopathy affects over 5.3m with varying degrees of vision loss, accounting for approximately one in three diabetics
- Diabetes related eye diseases also include diabetic macular edema and diabetic maculopathy

After 10 years, 25-50% of type 1 diabetes patients show signs of retinopathy, increasing to 75-95% after 15 years

REGENERA

Alcon, Inc.

Summary details - $US

▪ Close 27 July	$83.60
▪ 52 week High/Low	$87.51/$48.20
▪ Shares outstanding	308,519,000
▪ Market Cap 27 July	$25.79 billion
▪ Earnings per share	$2.10
▪ P/E Ratio	39.81
▪ Total revenue FY'03	$3.41 billion
▪ Net Income	$595.40 million

Alcon share price, last 12 months



1 Year
07/28/04
$90.00
85.00
80.00
75.00
70.00
65.00
60.00
55.00
50.00
Aug Sep Oct Nov Dec 2004 Feb Mar Apr May Jun Jul
Volume
Charts By EDGAR Online
3.28 M
2.73
2.19
1.64
1.09
0.55
Aug Sep Oct Nov Dec 2004 Feb Mar Apr May Jun Jul
Click on the chart to view the underlying data

REGENERA

QLT, Inc.

Summary details - $US

▪ Close 27 July	$17.55
▪ 52 week High/Low	$30.70/$13.18
▪ Shares outstanding	69,569,000
▪ Market Cap 27 July	$1.221 bn
▪ Earnings per share	$0.71
▪ P/E Ratio	24.72
▪ Total revenue FY'03	$146.75m
▪ Net Income	$ 44.82m

QLT share price – last 12 months



1 Year
07/27/04
$32.00
30.00
28.00
26.00
24.00
22.00
20.00
18.00
16.00
14.00
Aug Sep Oct Nov Dec 2004 Feb Mar Apr May Jun Jul
Volume
Charts By EDGAR
18.93 M
15.77
12.62
9.46
6.31
3.15
Aug Sep Oct Nov Dec 2004 Feb Mar Apr May Jun Jul
Click on the chart to view the underlying data

Summary

- Growing incidence of target diseases
  - Macular degeneration
  - Diabetes related eye diseases
- Large market for improved treatments
- Proven primary product that works
- Expanding IP portfolio to broaden products
- Strong product development and pipeline
- Licensing and commercialisation discussions
- Pursuing strategic alliances

REGENERA

Forward looking statements and risks

This presentation contains forward-looking statements that are based on managements current expectations. These statements may differ materially from actual future events or results due to the range of risks and uncertainties associated with the drug development process including manufacturing and licensing, risks inherent in the regulatory approval process applicable in the U.S. and Australia including potential delays in obtaining approvals, market acceptance of Visagen, future financial requirements, general economic conditions, and other risks and uncertainties. There can also be no assurance that competitors will not independently develop similar products or processes that seek to circumvent patents owned or licensed by Regenera Group, or that patents owned or licensed by Regenera Group will provide adequate protection or competitive advantage.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Regenera Limited

ABN

35 107 371 460

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to 20,124,833
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	If exercised prior to 30 April 2005, the exercise price will be 75 cents per share. If exercised between 1 May 2004 and 30 June 2008 (Expiry Date), the exercise price will be $1.10 per share. For full terms see attachment.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options – only in exercise
5	Issue price or consideration	Options – $100,624
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To meet the Company's commitment to issue options as set out in the Prospectus dated 8 April 2004.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	On or about 8 October 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
25,059,094	Ordinary shares
20,224,833	Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,190,572	Ordinary shares
		21,476,432	Options expiring 30 June 2007 exercisable at $0.60
		5,000,000	Class A Performance shares
		5,000,000	Class B Performance shares
		10,000,000	Class C Performance shares
		10,000,000	Class D Performance shares
		15,000,000	Class E Performance shares
		20,000,000	Class F Performance shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	One (1) Option for every Two (2) Shares
14	+Class of +securities to which the offer relates	Options
15	+Record date to determine entitlements	16 September 2004

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes
17	Policy for deciding entitlements in relation to fractions	Fractions will be rounded down to the nearest whole number.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	No offer of options will be made to persons resident in countries outside Australia and New Zealand.
19	Closing date for receipt of acceptances or renunciations	5pm WST 1 October 2004

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	17 September 2004
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	8 October 2004

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
Not applicable	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Stuart Usher
Joint Company Secretary

7 September 2004

+ See chapter 19 for defined terms.

REGENERA

Terms and Conditions of Options

The material terms and conditions of the Options are as follows:

(a) the Options will be exercisable at any time prior to 5.00pm WST on 30 June 2008 (Expiry Date). Options not exercised on or before the Expiry Date will automatically lapse;

(b) the Options may be exercised wholly or in part by completing an application form for Shares (Notice of Exercise) delivered to the Company's Share Registry and received by it any time prior to the Expiry Date;

(c) each Option will entitle the holder to subscribe (in respect of each Option held) for a Share with an exercise price as follows:

  (i) if an Option is exercised prior to 30 April 2005, the exercise price will be $0.75 per Share; and

  (ii) if an Option is exercised between 1 May 2005 and the Expiry Date, the exercise price will be $1.10 per Share;

(d) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares. The Company will apply to ASX to have the Shares granted Official Quotation;

(e) if an Option is exercised on or before 30 April 2005, the holder will also be issued with a new Option on the same terms as these Options (New Option), with the exception that the exercise price will be $1.10 per Share and the holder will not be entitled to the issue of any further Options in the event the New Option is exercised. Application will be made to ASX for listing of these Options on 1 May 2005;

(f) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(g) any Notice of Exercise received by the Company's Share Registry on or prior to the Expiry Date will be deemed to be a Notice of Exercise as at the last Business Day of the month in which such notice is received;

(h) there will be no participating entitlements inherent in the Options to participate in new issues of capital which may be offered to Shareholders during the currency of the Options. Prior to any new pro rata issue of securities to Shareholders, holders of Options will be notified by the Company and will be afforded 7 Business Days before the record date (to determine entitlements to the issue), to exercise Options;

(i) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, all rights of an Option Holder are to be changed in a manner consistent with the ASX Listing Rules. Subject to the Corporations Act, the ASX Listing Rules and the Constitution, the Options may be transferred at any time prior to the Expiry Date; and

(j) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

Rights Attaching to Shares upon Conversion of Options

The rights attaching to Shares in the Company are:

(a) set out in the Constitution of the Company, a copy of which is available for inspection during normal business hours at the registered business office of the Company; and

(b) in certain circumstances, regulated by the Corporations Act, the Listing Rules, the SCH Business Rules and the general law.

The following are the more important rights, privileges and restrictions attaching to the Shares offered for subscription by this Prospectus:

(a) subject to any special rights or restrictions for the time being attached to any class or classes of shares in the Company (at present there are none), at a general meeting every shareholder present in person or by proxy, representative or attorney will have a vote on a show of hands and, on a poll, one vote for each Share held;

(b) each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution or the Corporations Act;

(c) subject to any special rights of the holders of any shares as to a dividend (at present there are none), any dividend declared shall be payable on all Shares in proportion to the number of Shares held by the shareholders irrespective of the amount paid up or credited as paid up in respect of such Shares;

(d) subject to the rights of holders of shares with special rights in a winding-up (at present there are none), on a winding-up of the Company all monies and property that are to be legally distributed among holders of shares will be distributed so that, to the greatest extent possible, the amount distributed is in proportion to the Shares held by shareholders respectively, irrespective of the amounts paid up or credited as paid up in respect of the Shares. At the commencement of the winding up, shares classified by ASX as Restricted Securities shall rank on a return of capital after all other shares; and

(e) subject to the Constitution and the Corporations Act, Shares are freely transferable.

REGENERA

19th August 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Issue of securities for acquisition of intellectual property and patents from MINU L.L.C

On 4 August 2004 Regenera (ASX: RGA) announced that it had acquired new technology related to its core product Visagen™ from U.S-based group, MINU L.L.C ("MINU"). The major consideration for the acquisition was the issue of securities in Regenera. In accordance with the terms of the 'Patent Sale Agreement' the Company wishes to advise the issue and allotment of 250,000 fully paid ordinary shares and 100,000 options to MINU (option terms and conditions attached).

About the new technology

The new TA technology comprises one issued U.S. patent and two pending U.S applications all relating to the ocular use of TA which complement Regenera's existing patent portfolio. The issued U.S. patent extends the use of TA (the key ingredient in Visagen™) as an aide during vitreous and retinal surgery.

The second piece of technology comprises a method for minimising an increase in eye pressure via a screening for steroid "super" responders, as a small percentage of patients respond differently to ocular steroids.

The third product relates to the use of triamcinolone in combination with two other classes of drugs to reduce or prevent ocular neovascularization (new blood vessel formation). Such neovascularization may occur in diseases such as Age- Related Macular Degeneration (AMD) or diabetic retinal disease.

For further information please contact:

Media:	**Company:**
Rebecca Christie (02) 9293 2836 / 0417 382 391	Dr William Ardrey Chief Executive Officer Regenera Limited (08) 9389 5933

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Regenera Limited

ABN

35 107 371 460

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares Unlisted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Ordinary Shares – 250,000 Options - 100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Refer to attachment 1 for Conditions of Options

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options – only in exercise
5	Issue price or consideration	$112,500 (45 cents per share)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Acquisition of Intellectual Property and Patents from MINU L.L.C
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 August 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
25,059,094	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
15,190,572	Ordinary shares
100,000	Options expiring 30 June 2008 exercisable at $0.75
21,476,432	Options expiring 30 June 2007 exercisable at $0.60
5,000,000	Class A Performance shares
5,000,000	Class B Performance shares
10,000,000	Class C Performance shares
10,000,000	Class D Performance shares
15,000,000	Class E Performance shares
20,000,000	Class F Performance shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Not applicable

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

Not applicable

12 Is the issue renounceable or non-renounceable?

Not applicable

13 Ratio in which the +securities will be offered

Not applicable

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 19 August 2004
Joint Company Secretary

Print name: Stuart Usher

+ See chapter 19 for defined terms.

1.1 Terms and Conditions of Options

The material terms and conditions of the Options are as follows:

(a) the Options will be exercisable at any time prior to 5.00pm WST on 30 June 2008 (**Expiry Date**). Options not exercised on or before the Expiry Date will automatically lapse;

(b) the Options may be exercised wholly or in part by completing an application form for Shares (**Notice of Exercise**) delivered to the Company's Share Registry and received by it any time prior to the Expiry Date;

(c) each Option will entitle the holder to subscribe (in respect of each Option held) for a Share with an exercise price as follows:

(i) if an Option is exercised prior to 30 April 2005, the exercise price will be $0.75 per Share; and

(ii) if an Option is exercised between 1 May 2005 and the Expiry Date, the exercise price will be $1.10 per Share;

(d) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares. The Company will apply to ASX to have the Shares granted Official Quotation;

(e) if an Option is exercised on or before 30 April 2005, the holder will also be issued with a new Option on the same terms as these Options (**New Option**), with the exception that the exercise price will be $1.10 per Share and the holder will not be entitled to the issue of any further Options in the event the New Option is exercised. Application will be made to ASX for listing of these Options on 1 May 2005;

(f) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(g) any Notice of Exercise received by the Company's Share Registry on or prior to the Expiry Date will be deemed to be a Notice of Exercise as at the last Business Day of the month in which such notice is received;

(h) there will be no participating entitlements inherent in the Options to participate in new issues of capital which may be offered to Shareholders during the currency of the Options. Prior to any new pro rata issue of securities to Shareholders, holders of Options will be notified by the Company and will be afforded 7 Business Days before the record date (to determine entitlements to the issue), to exercise Options;

(i) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, all rights of an Option Holder are to be changed in a manner consistent with the ASX Listing Rules. Subject to the Corporations Act, the ASX Listing Rules and the Constitution, the Options may be transferred at any time prior to the Expiry Date; and

(j) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

1.2 Rights Attaching to Shares upon Conversion of Options

The rights attaching to Shares in the Company are:

(a) set out in the Constitution of the Company, a copy of which is available for inspection during normal business hours at the registered business office of the Company; and

(b) in certain circumstances, regulated by the Corporations Act, the Listing Rules, the SCH Business Rules and the general law.

The following are the more important rights, privileges and restrictions attaching to the Shares offered for subscription by this Prospectus:

(a) subject to any special rights or restrictions for the time being attached to any class or classes of shares in the Company (at present there are none), at a general meeting every shareholder present in person or by proxy, representative or attorney will have a vote on a show of hands and, on a poll, one vote for each Share held;

(b) each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution or the Corporations Act;

(c) subject to any special rights of the holders of any shares as to a dividend (at present there are none), any dividend declared shall be payable on all Shares in proportion to the number of Shares held by

the shareholders irrespective of the amount paid up or credited as paid up in respect of such Shares;

(d) subject to the rights of holders of shares with special rights in a winding-up (at present there are none), on a winding-up of the Company all monies and property that are to be legally distributed among holders of shares will be distributed so that, to the greatest extent possible, the amount distributed is in proportion to the Shares held by shareholders respectively, irrespective of the amounts paid up or credited as paid up in respect of the Shares. At the commencement of the winding up, shares classified by ASX as Restricted Securities shall rank on a return of capital after all other shares; and

(e) subject to the Constitution and the Corporations Act, Shares are freely transferable.

REGENERA

27th August 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Regenera appoints top US Investigators to team

Perth, August 27: Regenera today announced that it has appointed two distinguished U.S. ophthalmologists to its clinical and medical advisory board.

Dr. David Boyer and Dr. Dana Deupree will be joining the team to assist in the investigation of Visagen™ as a treatment to improve the effectiveness of the surgical procedure called vitrectomy.

Vitrectomy is a common form of eye surgery, often required as a result of diabetes-related eye diseases or other disorders that affect the retina and other sensitive areas at the back of the eye. Vitrectomy involves the removal of the vitreous (gel like substance) from the centre of the eye so that a surgeon can identify and remove loose blood particles and scar tissue that obscure the patient's vision.

Over 150,000 vitrectomy operations are performed each year in the U.S. alone reflecting a sizeable potential market for Visagen™.

Regenera's lead product, Visagen™, will be tested for use by ophthalmic surgeons to enhance their ability to visualise and clarify the vitreous fluid. This is a necessary step in the surgery as all of the fluid and loose particles must be removed to ensure the highest likelihood that the patient regains full vision.

CEO of Regenera Dr. William Ardrey said "The first indication that the clinical and medical advisory board will address is to prove the safety and efficacy of Visagen™ for the visualisation of the vitreous during vitrectomy. In this procedure, Visagen™ is used prior to surgery as a visualisation aide, and is washed out at the end of the procedure. It acts within the eye to illuminate or delineate the vitreous fluid."

Dr Boyer is an ophthalmologist specialising in Diabetic Retinopathy and Vitreous Surgery. Dr Boyer is currently Associate Professor at the University of Southern California, has been president of the Retina Vitreous Associates Medical Group and was award the Jules Stein Living Tribute Award in 1996.

Dr Boyer has been on a number of boards including the Discovery Fund for Eye Research, ISIS Scientific Advisory Board, Retinitis Pigmentosa International and the American Diabetes Association.

Dr Deupree is an ophthalmologist specialising in diseases of the vitreous and retina. His sub-specialty includes medical and surgical management of macular disorders, diabetic retinopathy, complex retinal detachments and trauma.

Dr Deupree is a Fellow of the American Academy of Ophthalmology and the American College of Surgeons. He also serves as Associate Professor at the University of South Florida. His current research interests include rheopheresis treatment for macular degeneration, in which he is a principal investigator in the current phase III clinical trial.

For further information please contact:

Media:	Company:
Amy Winter	Dr. William Ardrey
Buchan	Chief Executive Officer
(02) 9293 2939	Regenera Limited
	(08) 9389 5933

About Regenera

Regenera is a leading eye care company and through its project company Retmed Pty Ltd has developed a treatment to address diseases of the back of the eye such as age-related macular degeneration (AMD) and a group of diabetes related eye diseases.

Regenera's main product, Visagen™ is a proprietary formulation of triamcinolone acetonide (TA), an established and proven synthetic corticosteroid which has been used for many years as a treatment for such problems as arthritis, allergies and dermatoses.

Recent clinical studies have demonstrated the effectiveness of TA in treating the target diseases both as a stand alone treatment and in conjunction with certain other treatments.

The company has recently initiated pilot manufacturing of its ocular drug formulations at a TGA licensed facility in Australia to support a range of pre-clinical and clinical activities.

Rules 4.3A

REGENERA LIMITED

ABN 35 107 371 460

APPENDIX 4E

PRELIMINARY FINAL REPORT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

This report has been prepared in compliance with ASX listing Rule 4.3A

Appendix 4E

Preliminary final report

Introduced 1/1/2003. Origin Appendix 4B

Name of entity

Regenera Limited

ABN or equivalent company reference	Preliminary final (tick)	Financial year ended ('current period')
ABN 35 107 371 460	✓	30 JUNE 2004

2. Results for announcement to the market

	Results are reported from 12 December 2003			
2.1 Revenues from ordinary activities	Up %	100%	to	$65,134
2.2 Profit (loss) from ordinary activities after tax attributable to members	Down %	100%	to	($860,463)
2.3 Net profit (loss) for the period attributable to members	Down %	100%	to	($860,463)

2.4 Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *The company is not proposing any dividends be paid*	-¢	-¢
Previous corresponding period	-¢	-¢

2.5 Record date for determining entitlements to the dividend,	N/A

+ See chapter 19 for defined terms.

- **2.6 Brief explanation of any of the figures reported above in 2.1 to 2.4 necessary to enable the figures to be understood:**

The Company's main activity since registration in December 2003 was to acquire an interest in Retmed Pty Ltd (Retmed), the developer of Visagen and related products. It acquired an initial 31% equity interest and two call options, each over an additional 10% of Retmed's issued capital. The investment will provide funding and expertise to manage the commercialisation of Visagen and future products.

A substantial component of costs representing $0.5 million incurred to 30 June 2004 represent marketing, consulting and professional services that have been incurred to facilitate the Initial Public Offer (IPO), negotiations with Retmed and listing on the ASX. Further costs of $0.1 million were incurred in restructuring costs of Retmed funded by Regenera.

Employment related costs represent $0.1 million.

FINANCIAL YEAR HIGHLIGHTS

- **April 8 2004 –** Prospectus lodged to raise between $8 – 12 million.
- **June 16 2004** – The Company lists on the ASX. The Company raised over AUD$10 million in an IPO which was oversubscribed by $2 million.
- **June 24 2004** – The Company signs a memorandum of understanding with the Singapore Eye Research Institute, the national research institute of ophthalmology in Singapore, for cooperation on planned clinical trials of Visagen which will begin in September 2004.
- **June 29 2004** – The Company acquired significant additional intellectual property in the diabetes area for the treatment of back of the eye diseases.
- **July 1 2004** – The Company exercised its options whereby Regenera will subscribe for and acquire shares that will entitle Regenera to 51% of the issued shares in Retmed. The Company had now satisfied its contractual arrangements with Retmed as set out in the Regenera prospectus.
- Regenera's key product Visagen™ is a treatment for back of the eye diseases. Visagen™ is designed to address Age-related Macular Degeneration (AMD) and Diabetes-related back of the eye diseases and involves a proprietary formulation of the drug Triamcinolone Acetonide (TA) which is an established and proven synthetic corticosteroid for the treatment of AMD. TA is already widely used "off-label" by ophthalmologists in the US, where a Regenera Group company holds patent rights.

+ See chapter 19 for defined terms.

ABOUT REGENERA

Regenera operates in the area of ophthalmology and has, via its project company Retmed Pty Ltd, developed a treatment specifically for diseases of the back of the eye such as Age-related Macular Degeneration (AMD) and Diabetes Related (DR) eye diseases.

Macular degeneration is the name given to the group of degenerative diseases that cause progressive loss of central vision, leaving only peripheral or side vision intact. It is usually related to ageing and most frequently affects people over 50 years of age, thus it is commonly referred to as Age-related macular degeneration.

In Australia, an estimated 800,000 people suffer from Macular Degeneration, with 14% of sufferers exhibiting the late stages of the disease, which results in severe visual loss in one or both eyes. It is estimated that over 15 million people in the US have the condition. AMD and DR diseases are growing rapidly.

Visagen™, Regenera's main product, is designed to address Age-related Macular Degeneration and Diabetes-related eye diseases and involves a proprietary formulation of the drug Triamcinolone Acetonide (TA). TA is an established and proven synthetic corticosteroid for the treatment of Age-related Macular Degeneration.

Recent clinical studies have demonstrated the effectiveness of TA in treating these diseases either as a stand alone therapy or as co therapy in conjunction with other treatments.

+ See chapter 19 for defined terms.

3. Statement of Financial Performance for the year ended 30 June 2004

	Note	2004 $
Revenues from ordinary activities	1	**65,134**
Expenses from ordinary activities		
Employee benefits expense		(121,696)
Consulting and professional services		(422,735)
Information technology		(50,542)
Restructuring		(110,000)
Statutory and compliance		(27,000)
Travel		(55,673)
Other expenses from ordinary activities	2	(71,220)
Share of net losses of associate accounted for using the equity method		(66,731)
Income tax benefit/(expense) relating to ordinary activities	3	-
Loss from ordinary activities after income tax		**(860,463)**
Net loss attributable to members of the parent entity		**(860,463)**

+ See chapter 19 for defined terms.

Notes to the Statement of Financial Performance

	2004 $
Note 1.	
Revenue from operating activities	
Interest	65,134
Total revenues from operating activities	**65,134**
Note 2.	
Expenses	
Depreciation of fixtures and equipment	2,460
Note 3.	
Operating Loss	(860,463)
Prima facie tax thereon at 30%	(258,139)
- Tax benefit of losses not brought to account	258,139
Total income tax expense/(credit) attributable to operating loss	-

+ See chapter 19 for defined terms.

4. Statement of Financial Position as at 30 June 2004

	Note	2004 $
Current Assets		
Cash assets	1	9,929,289
Receivables	2	250,608
Other	3	25,562
Total Current Assets		10,205,459
Non-Current Assets		
Property, plant and equipment	4	84,440
Investment accounted for using the equity method	5	733,269
Total Non-Current Assets		817,709
Total Assets		11,023,168
Current Liabilities		
Payables	6	429,252
Provisions	7	6,106
Total Current Liabilities		435,358
Total Liabilities		435,358
Net Assets		10,587,810
Equity		
Contributed equity	8	11,448,273
Accumulated losses	9	(860,463)
Total Equity		10,587,810

+ See chapter 19 for defined terms.

4. Statement of Financial Position (continued)
Notes to the Statement of Financial Position

Note 1

(i) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and at bank and short term-deposits at call. Cash as at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	2004 $
Cash – interest bearing	9,929,289
Cash	9,929,289

Note 2 Receivables - Current

Other debtors	250,608
Total receivables	250,608

Note 3 Other Current Assets

Prepayments	25,562
Total other current assets	25,562

+ See chapter 19 for defined terms.

4. Statement of Financial Position (continued)
Notes to the Statement of Financial Position

Note 4 Property, plant and equipment

	2004 $
Fixtures and Equipment	
At cost	
Opening balance	-
Additions	86,900
Closing balance	86,900
Accumulated depreciation	
Opening balance	-
Depreciation	2,460
Closing balance	2,460
Net book value	84,440
Total property, plant and equipment	84,440

+ See chapter 19 for defined terms.

4. Statement of Financial Position (continued)
Notes to the Statement of Financial Position

Note 5 Investment accounted using the equity method

	2004
Carrying amount of investment in associate	$
Shares in associate	800,000
Share of associate's net loss	(66,731)
Carrying amount of investment in associate	733,269

Note 6 Payables

Trade creditors	333,307
Sundry creditors and accruals	95,945
Total payables	429,252

Trade creditors and sundry creditors and accruals are non-interest bearing and are normally on 30 day terms.

Note 7 Provisions (Current)

Employee entitlements	6,106
Total current other provisions	6,106

4. Statement of Financial Position (continued)
Notes to the Statement of Financial Position

Note 8 Contributed Equity

	2004 Number	2004 $
Issued and paid up capital		
39,999,666 ordinary shares	39,999,666	11,448,273

Movements during the period

Ordinary shares	Number of shares	Issue price	$
Balance at the beginning of the financial year	-		-
Shares issued:			
- Subscriber shares	3	$1.00	3
- Shares issued to various parties	7,976,432	$0.30	2,392,930
- Promoter shares issued to various parties	12,000,000	$0.0001	1,200
- Shares issued pursuant to prospectus dated 8 April 2004	20,023,231	$0.50	10,011,615
Share issue expenses	-	-	(958,126)
Balance at end of financial year	39,999,666		11,447,623
Incentive shares			
Issue of Class A – F incentive shares	65,000,000	$0.00001	650
Total	**104,999,666**		**11,448,273**

4. Statement of Financial Position (continued)
Notes to the Statement of Financial Position

Note 9 Accumulated Losses

	2004 $
Accumulated losses at the beginning of the financial year	-
Net loss attributed to members of Regenera Limited	(860,463)
Accumulated losses at the end of the financial year	(860,463)

5. Statement of Cashflows for the year ended 30 June 2004

	Note	2004 $ Inflows/(Outflows)
Cash flows from operating activities		
Payments to suppliers and employees		(649,074)
Interest received		65,134
Net cash (used in)/provided by operating activities		(583,940)
Cash flows from investing activities		
Payments for plant and equipment		(86,900)
Payments for investments		(800,000)
Payments for research and development		(63,527)
Net cash provided by/(used in) investing activities		(950,427)
Cash flows from financing activities		
Proceeds from share issue		12,356,395
Payment of share issue costs		(892,739)
Net cash provided by/(used in) financing activities		11,463,656
Net increase/(decrease) in cash held		9,929,289
Cash at the beginning of the financial year		-
Cash at the end of the financial year	1	9,929,289

+ See chapter 19 for defined terms.

6. Dividends (in the case of a trust, distributions)

Date the dividend (distribution) is payable	N/A
+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at % tax	Amount per security of foreign source dividend
Final dividend:	Current year	-¢	-¢	-¢
	Previous year	-¢	-¢	-¢
Interim dividend:	Current year	-¢	-¢	-¢
	Previous year	-¢	-¢	-¢

7. Details of dividend or distribution reinvestment plans in operation

N/A

+ See chapter 19 for defined terms.

8. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	26 cents	N/A

9. Control gained over entities having material effect

Name of entity (or group of entities)	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired	N/A
Date from which such loss has been calculated	N/A
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

Name of entity (or group of entities)	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
Date to which the profit (loss) has been calculated	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

10. Details of aggregate share of profits (losses) of associates and joint venture entities

Name of entity *Retmed Pty Ltd*	Percentage of ownership interest held at end of period		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $	Previous corresponding period - $A'000
	14.8%	N/A	($66,731)	N/A
Total	14.8%	N/A	($66,731)	N/A
Other material interests	-	-	-	-
Total	14.8%	N/A	($66,731)	N/A

11. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position.

Refer to 2.6

12. Foreign entities set of accounting standards used in compiling the report (IAS)

N/A

13. Commentary on the results for the period.

13.1 Earnings per security (EPS)	Current period	Previous corresponding period
Basic EPS (cents per share)	(14.8)	N/A
Diluted EPS (cents per share)	(14.8)	N/A

The following reflects the profit or loss and share data used in the calculations of basic and diluted earnings per share:	2004 $
Earnings used in calculation of basic and diluted earnings per share	(860,463)
Number of ordinary shares	
Weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share	5,803,300

13.2 Returns to shareholders (Including distributions and buy backs)

	Current period $A'000	Previous corresponding period - $A'000
Ordinary securities *(each class separately)*	-	-
Preference securities *(each class separately)*	-	-
Other equity instruments *(each class separately)*	-	-
Total	-	-

The were no dividend or distribution plans in operation during the period.

+ See chapter 19 for defined terms.

13.5 Report on trends in performance

The company was registered on 12 December 2003 and listed on the ASX on 16 June 2004 with its main purpose to provide funding and expertise to manage the commercialisation of Visagen and future products.

The Company's short term objectives and primary purpose of the capital raising include:

1. accelerating the activities required to obtain regulatory approval, and
2. developing and executing a commercialisation plan for both Visagen in its current formulations and the innovative injection device.

Longer term objectives include:

1. expanding the range of approved indications for Visagen as a treatment for additional eye diseases such as diabetic retinopathy, a leading cause of blindness in the developed world for people aged under 60 years and other diabetes related eye diseases such as diabetic macular edema.
2. developing enhanced versions of Visagen to extend the longevity of the treatment.
3. identifying and in-sourcing of compounds developed by other companies that may complement or improve the effectiveness of Visagen.
4. identifying potential co-therapy opportunities with other treatment providers.

13.6 Report any factors which have affected the results during the reporting period or which are likely to affect results in the future, including those where the effect could not be quantified.

N/A

14. Adoption of Australian Equivalents to International Financial Reporting Standards

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for reporting periods commencing on or after 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year. Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period.

The company's management and Board are assessing the significance of these changes and preparing for their implementation. An IFRS committee has been established to oversee and manage the company's transition to IFRS. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

The company's management and Board are of the opinion that the key potential implications in the company's accounting policies which will arise from the adoption of IFRS are:

+ See chapter 19 for defined terms.

Taxation

Under IFRS, tax assets and liabilities are recognised using the balance sheet approach rather than an income statement approach. In addition, tax assets are recognised when recovery is probable rather than assured beyond reasonable doubt and/or virtually certain. This will result in a change to the current accounting policy, under which deferred tax balances are determined using an income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

Impairment of assets

The company currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the asset's use and subsequent disposal. In terms of AASB 136 "Impairment of Assets", the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will lead to impairments being recognised more often than under the existing policy.

Equity-based compensation benefits

Under AASB 2 "Share Based Payment", equity-based compensation to employees will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

15 This report is based on accounts to which one of the following applies.

☐	The accounts have been audited.	☐	The accounts have been subject to review.
☒	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

16. If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification.

N/A

17 If the accounts have not been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification.

N/A

Signed:
Stuart Usher
Joint CFO & Company Secretary

Date:31 August 2004

REGENERA

3rd September 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Regenera to Proceed With Shareholder Option Issue

Perth, September 3, 2004: Australian eye care company Regenera Ltd today announced that it is intending to proceed with a one for two entitlement issue of options as contemplated in the company's recently completed prospectus issue, subject to ASX approval of the company's disclosure document.

It is proposed that all shareholders on the company's share register at the close of business on 16 September 2004 will be entitled to receive one new option for every two shares that they own at an issue price of $0.005. The new issue will also be open to investors that purchase shares in the company prior to the ex-entitlement date, which is 10 September 2004.

The expiration date for the options is 30 June 2008 at 5:00pm WST. The exercise price is $0.75 if the options are exercised by 30 April 2005 or $1.10 per option if exercised between 1 May 2005 and the final expiry date of 30 June 2008.

There is an additional potential benefit to those option holders who exercise their options prior to 30 April 2005. These option holders will be offered a bonus option on a one for one basis for each option they exercise. The bonus options will have an exercise price of $1.10 and an expiration date of 30 June 2008.

"We are pleased to be offering these loyalty options to both the shareholders who supported the float as well as to our newer shareholders for whom this is an added bonus for supporting the company. We believe this is an exciting time to own Regenera shares with many new opportunities ahead" Dr Ardrey said.

A disclosure document will be made available on the opening of the offer by Regenera. Shareholders wanting to acquire options under the rights issue will need to complete an application form that will be in, or will accompany, the disclosure document.

For further information please contact:

Media:
Amy Winter
Buchan
(02) 9293 2939
awinter@bcg.com.au

Company:
Stuart Usher
Joint Company Secretary
(08) 9389-5933
Stuart@regenera.com.au

About Regenera

Regenera operates in the area of ophthalmology and via its project company Retmed Pty Ltd has developed a treatment specifically for diseases of the back of the eye such as age-related macular degeneration (AMD) and diabetes-related (D-R) eye diseases. The Company listed on the Australian Stock Exchange on 16 June.

Visagen™, Regenera's main product, is under development for the treatment of AMD and Diabetic related eye diseases. It is a proprietary formulation of the synthetic steroid, triamcinolone acetonide, a proven treatment of AMD. Recent clinical studies have demonstrated the effectiveness of TA in treating these diseases either alone or in conjunction with other treatments. The company has recently initiated pilot manufacturing of its ocular drug formulations at a GMP/TGA licensed facility in Australia to support pre-clinical and clinical activities.

REGENERA

7th September 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Non-renounceable rights issue

Regenera Limited ("RGA") advises that the attached short form prospectus in respect to a non-renounceable rights issue of Options was lodged today with the Australian Securities and Investments Commission ("ASIC"). The prospectus is expected to be despatched to shareholders on 17 September 2004.

Regenera advises that the record date for the non-renounceable rights issue will be 16 September 2004 and that RGA shares will trade on the Australian Stock Exchange ("ASX") on an "ex entitlement" basis commencing at the start of trading on 10 September 2004. For investor clarity, "ex entitlement" basis means that RGA shares purchased on the ASX on or after 10 September 2004 will not be included in the Regenera share register for determining the shareholder's entitlement to the non-renounceable rights issue as at the record date.

Summary Terms of the Offer:
Shareholders are being offered the right to subscribe for one Option at an issue price of 0.5 cents each (half of one cent each) for each two fully paid Ordinary Shares they hold at the record date. Each Option is exercisable into a fully paid ordinary Share by the payment of 75 cents per Share from the date of issue of the Options to 30 April 2005. For the period 1 May 2005 to the expiry date of the Options (30 June 2008), the exercise price will increase to $1.10 per Share.

If a shareholder exercises an Option on or before 30 April 2005 they will receive (for free) one new Option for each Option exercised. The terms of the new Option provide for an exercise price of $1.10 and an expiry date of 30 June 2008.

Regenera Ltd ABN 35 107 371 460
Ground Floor, 117 Stirling Highway, NEDLANDS WA 6009
Tel + 61 8 9389 5933 Fax + 61 8 9389 5944

Indicative Timetable:
The timetable in respect of the non-renounceable rights issue is as follows:

Prospectus lodged with ASIC and ASX	7 September 2004
Notice in relation to the Rights Issue dispatched to shareholders	8 September 2004
Shares quoted on an "ex entitlement" basis	10 September 2004
Record Date for determining entitlements under Rights Issue	16 September 2004
Despatch Prospectus / Opening Date	17 September 2004
Closing Date	1 October 2004
Options quoted on a deferred settlement basis	5 October 2004
ASX informed of under subscriptions	7 October 2004
Deferred settlement trading ends, holding statements dispatched and normal trading commences	8 October 2004

Shareholders are invited to contact the Joint Company Secretary, Mr Stuart Usher on 08 9389 5933 for further information concerning the Rights Issue.

Company Activities:
Since listing on the ASX on 16 June 2004, I am pleased to report that the Company has made excellent progress:

Specifically, the Company has achieved the following:

- ✓ Commenced formulation of the Visagen suite of products.
- ✓ Begun pilot manufacturing.
- ✓ Announced relationship with SERI (Singapore Eye Research Institute).
- ✓ Commenced Phase III clinical trials.
- ✓ Begun commercial licensing negotiations.

The Company is committed in the short term to signing at least one commercial licensing deal with an international partner. Such a licensing deal could include an upfront payment, milestone payments and an equity investment, typically at a premium to the current stock price. Further updates on the Company's progress will be advised to shareholders as significant events occur.

Yours sincerely,

Dr. William J Ardrey IV
Chief Executive Officer

Regenera Ltd ABN 35 107 371 460
Ground Floor, 117 Stirling Highway, NEDLANDS WA 6009
Tel + 61 8 9389 5933 Fax + 61 8 9389 5944

About Regenera

Regenera operates in the area of ophthalmology and via its project company Retmed Pty Ltd has developed a treatment specifically for diseases of the back of the eye such as age-related macular degeneration (AMD) and diabetes-related (D-R) eye diseases. The Company listed on the Australian Stock Exchange on 16 June 2004.

Visagen™, Regenera's main product, is under development for the treatment of AMD and Diabetic related eye diseases. It is a proprietary formulation of the synthetic steroid, triamcinolone acetonide, a proven treatment of AMD. Recent clinical studies have demonstrated the effectiveness of TA in treating these diseases either alone or in conjunction with other treatments.

The company has recently initiated pilot manufacturing of its ocular drug formulations at a GMP/TGA licensed facility in Australia to support pre-clinical and clinical activities.

Regenera Ltd ABN 35 107 371 460
Ground Floor, 117 Stirling Highway, NEDLANDS WA 6009
Tel +61 8 9389 5933 Fax +61 8 9389 5944

REGENERA LIMITED
ABN 35 107 371 460

SHORT FORM PROSPECTUS

For a non-renounceable rights issue of one (1) Option for every two (2) Shares held by Shareholders registered at 5.00pm (WST) on 16 September 2004 at an issue price of 0.5 cents per Option (**Rights Issue**)

Important Notice

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act. This Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type but refers to another document the information of which is deemed to be incorporated in this Prospectus.

TABLE OF CONTENTS

Important Notice

This Prospectus is dated 7 September 2004.

A copy of this Prospectus was lodged with the ASIC on 7 September 2004. The ASIC takes no responsibility for the contents of this Prospectus.

No Options will be issued on the basis of this Prospectus later than thirteen (13) months after the date of this Prospectus. Application will be made within seven (7) days after the date of this Prospectus for permission for the Options offered by this Prospectus to be listed for Quotation.

Applicants should read this document in its entirety and, if in any doubt, consult with their professional advisors before deciding whether to apply for Options. There are risks associated with an investment in Regenera and the Options offered under this Prospectus must be regarded as a speculative investment. The Options offered under this Prospectus carry no guarantee with respect to return on capital investment, payment of dividends or the future value of the Options.

Details of the definitions and abbreviations used in this Prospectus are set out in section 7.

Short Form Prospectus

This Prospectus is a short form prospectus issued in accordance with section 712 of the Corporations Act. This means this Prospectus alone does not contain all the information that is generally required to satisfy the disclosure requirements of the Corporations Act. Rather, it incorporates all other necessary information by reference to information contained in the IPO Prospectus lodged with ASIC on 8 April 2004.

In referring to the IPO Prospectus, the Company:

(a) identifies the IPO Prospectus as being relevant to the offer of Options under this Prospectus and containing information that will provide investors and their professional advisers to assist them in making an informed assessment of:

    (i) the rights and liabilities attaching to:

        (A) the Options; and

        (B) the underlying Shares;

    (ii) the capacity of the Company to issue the underlying Shares; and

    (iii) the assets and liabilities, financial position and performance, profits and losses and prospects of Regenera;

(b) refers investors and their professional advisers to section 4 of this Prospectus which summarises the information in the IPO Prospectus deemed to be incorporated in this Prospectus;

(c) informs investors and their professional advisers that they are able to obtain, free of charge, a copy of the IPO Prospectus by contacting the Company at its registered office during normal business hours during the Offer Period; and

(d) advises that the information in the IPO Prospectus will be primarily of interest to investors and their professional advisers or analysts.

Timetable and Important Dates

EVENT	DATE
Prospectus lodged with the ASIC and ASX/ Option holders informed of Rights Issue	7 September 2004
Notice in relation to the Rights Issue dispatched to Shareholders	8 September 2004
Shares quoted on an "ex" basis	10 September 2004
Record Date for determining entitlements under Rights Issue	16 September 2004
Despatch Prospectus / Opening Date	17 September 2004
Closing Date	1 October 2004
Options quoted on a deferred settlement basis	5 October 2004
ASX informed of under subscriptions	7 October 2004
Deferred settlement trading ends, holding statements dispatched and normal trading commences	8 October 2004

* These dates are indicative only. The Directors may extend the Closing Date by giving at least 6 Business Days notice to ASX prior to the Closing Date. As such, the date the Options are expected to commence trading on ASX may vary.

1. CORPORATE DIRECTORY

Directors

Mr Tony Fitzgerald
Non-Executive Chairman

Dr William Ardrey IV
Chief Executive Officer

Mr Finian MacCana
Non-Executive Director

Mr Stephen Newman
Non-Executive Director

Advisory Committee

Philip Penfold Phd
Chief Scientific Advisor

Donald Sanders M.D, Phd
U.S. Regulatory Affairs

Gholam Peyman M.D
Medical Research Director

Dana Deupree M.D
Clinical Investigator

David Boyer M.D
Clinical Investigator

Joint Company Secretaries

Mr Evan Cross

Mr Stuart Usher

Australian Business Number

ABN 35 107 371 460

Registered Office

Ground Floor
117 Stirling Highway
Nedlands WA 6009

Principal Place of Business

Ground Floor
117 Stirling Highway
Nedlands WA 6009
Telephone (08) 9389 5933
Facsimile (08) 9389 5944

Postal Address

PO Box 1150
Nedlands WA 6009

Email: admin@regenera.com.au
Website: www.regnera.com.au

Auditor

HLB Mann Judd
15 Rheola Street
West Perth WA 6005

Share Registry

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth WA 6000

Telephone (08) 9323 2000
Facsimile (08) 9323 2033

Corporate Advisors

HealthTec Growth Partners
Mr Vlado Bosanac - Principal
Suite 1
117 Stirling Highway
Nedlands WA 6009

Telephone (08) 9389 5933
Facsimile (08) 9389 5944

Solicitors

Steinepreis Paganin
Lawyers & Consultants
Level 14, Citibank House
37 St Georges Terrace
Perth WA 6000

Patent Attorneys

Wray & Associates Patent Attorneys
Level 4
1 William Street
Perth WA 6000

2. CHAIRMAN'S LETTER

7 September 2004

Dear Shareholder

The Board is pleased to offer Shareholders the opportunity to participate in a one (1) for two (2) non-renounceable rights issue as proposed in the IPO Prospectus.

All Shareholders registered as at 5.00pm WST on 16 September 2004 will be entitled to participate in a non-renounceable rights issue of Options on the basis of one (1) Option for every two (2) Shares then held. The price payable on application for each Option is 0.5 cents (half of one cent per Option).

Application for official quotation of the Options by ASX will be made and trading is expected to commence on or about 8 October 2004.

The Closing Date for acceptances is 5.00pm WST on 1 October 2004.

The Board recommends all Shareholders take up their entitlement.

The Board takes this opportunity to thank all Shareholders for your support since listing and looks forward to your continued support in the future.

Yours faithfully

Tony Fitzgerald
Chairman

3. DETAILS OF THE OFFER

3.1 Rights Issue

Pursuant to this Prospectus, the Company is making a pro-rata non-renounceable rights issue to Shareholders who are registered on the Record Date of up to 20,124,833 Options.

The Options will be offered on the basis of one (1) Option for every two (2) Share held on the Record Date. The maximum number of Options which could therefore be issued under the Rights Issue is 20,124,833.

In the calculation of any entitlement, fractions will be rounded down to the nearest whole number.

3.2 Entitlement

The number of Options to which each Shareholder is entitled (**Entitlement**) is shown on the enclosed Entitlement and Acceptance Form. Shareholders may accept their Entitlement in full or part.

3.3 Purpose of the Offer

The purpose of the Offer is to meet the Company's commitment to issue Options as disclosed in the IPO Prospectus.

The funds raised by the Offer (approximately $100,624) will be applied toward general working capital expenses of the Company and to meet estimated expenses of the Offer of approximately $16,500.

3.4 Action Required

If you wish to take up all or part of your Entitlement, complete the enclosed Entitlement and Acceptance Form in accordance with the instructions set out on the back of the form and lodge it with the appropriate payment no later than 5.00pm WST on the Closing Date at:

Computershare Investor Services Pty Ltd
Level 2
45 St Georges Terrace
Perth WA 6000

Cheques and drafts (drawn on and payable at any Australian bank) should be made payable to "Regenera Limited – Option Issue" and crossed "Not Negotiable". Payment can also be made by money order.

If you do not wish to take up any of your Entitlement, you do not need to take any action and your Entitlement to the Options will lapse on the Closing Date.

3.5 Closing Date

The Closing Date for the Rights Issue is 5.00pm WST on 1 October 2004. The Directors may extend the Closing Date by giving at least 6 Business Days notice to ASX prior to the Closing Date. As such, the date the Options are expected to commence trading on ASX may vary with any change in the Closing Date.

3.6 Issue of Options

The Options will be issued and option certificates dispatched as soon as practicable after the Closing Date.

No Options will be issued on the basis of this Prospectus later than thirteen (13) months after the date of this Prospectus.

3.7 Minimum Subscription

There is no minimum subscription.

3.8 Oversubscriptions

Oversubscriptions will not be accepted.

3.9 Underwriting

The Offer is not underwritten.

3.10 Shortfall

The Company reserves the right, within three (3) months of the Closing Date, to issue the Shortfall at the discretion of the Directors. Do not complete a Shortfall Application Form unless you are directed to do so by the Directors.

3.11 Stock Exchange Quotation

Application for official quotation of the Options by ASX will be made by the Company within seven (7) days of the date of this Prospectus. Application for official quotation of Shares allotted and issued as a result of the exercise of Options issued under this Prospectus will be made within three (3) business days of issue.

If the Options are not admitted to Official Quotation within three (3) months after the date of this Prospectus, or such longer period as is permitted by the Corporations Act, none of the Options offered by this Prospectus will be granted. In that circumstance, all applications will be dealt with in accordance with section 724 of the Corporations Act.

3.12 Overseas Shareholders

The Offer constituted by this Prospectus is made to residents of Australia and New Zealand only.

No offer of Options will be made to persons resident in countries outside Australia and New Zealand and this Prospectus and the accompanying Entitlement and Acceptance Form do not constitute an offer to any person resident in any country other than Australia and New Zealand.

3.13 Enquiries

If you have any questions concerning your entitlement, please contact the Company's share registry by telephone on (08) 9323 2000, or fax on (08) 9323 2033, or contact your professional adviser.

4. INFORMATION DEEMED TO BE INCORPORATED IN PROSPECTUS

4.1 Short Form Prospectus

This Prospectus is a short form prospectus issued in accordance with section 712 of the Corporations Act. This means that this Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type, however, it incorporates by reference information contained the IPO Prospectus that has been lodged with the ASIC.

The information to be incorporated by reference into this Prospectus is summarised below in section 4.2 and will primarily be of interest to investors and their professional advisers or analysts.

Investors and their professional advisers are able to obtain a copy of the IPO Prospectus free of charge by contacting the Company at its registered office during normal business hours during the Offer Period. The IPO Prospectus will also be available by searching the ASIC's records in relation to Regenera, or by visiting the Company's website at www.regenera.com.au.

4.2 Summary of Information Deemed to be Incorporated

Set out below is a summary of the information contained in the IPO Prospectus that is deemed to be incorporated in this Prospectus to assist investors and their professional advisers to determine whether they need to obtain a copy of the IPO Prospectus for the purposes of making an informed investment decision in relation to the Options.

The sections referred to in this section 4.2 are references to sections in the IPO Prospectus.

Section 3 - Corporate and Business Overview

Section 3 contains the general information which follows:

(a) a brief history of the Company and Retmed, the Company which Regenera aimed to acquire a 51% holding through the issue of the IPO Prospectus;

(b) detailed information into age related macular degeneration and related diseases;

(c) information in relation to the products developed by Retmed, including Visagen, the Company's lead product, and other related products;

(d) information in relation to Retmed's complimentary product, an injection device for Visagen and potentially the administration of other eye treatments; and

(e) a description of the regulatory approval process for Visagen.

Section 4 – Directors and Advisory Committee

Section 4 contains information relating to each of the four directors of the Company and the two members of the advisory committee to the Company.

Section 5 - Independent Accountant's Report

Section 5 comprises of a report prepared by HLB Mann Judd, chartered accountants, dated 8 April 2004 (**Independent Accountant's Report**). The Independent Accountant's Report was included in the IPO Prospectus to assist investors and their financial advisers in making an assessment of the financial position of the Company.

The Independent Accountant's Report contains the unaudited statement of financial position and a pro-forma balance sheet as at 31 March 2004 which reflected the position of the Company on the basis that various transactions, including the issue of all the Securities offered under the IPO Prospectus (excluding oversubscriptions), have been completed.

Based on the scope of their review, which was not an audit, HLB Mann Judd stated that nothing had come to their attention that would require any modification to the pro forma consolidated financial information of Regenera, as set out in Appendix 1 to their Independent Accountant's Report, in order for it to present fairly in accordance with the measurement requirements (but not the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia, the financial position of Regenera as at 31 March 2004, as if the material transactions in Appendix 1 (Note 1) had taken place as at 31 March 2004.

HLB Mann Judd further stated that based on the scope of their review, which was not an audit, nothing had come to their attention that would require any modification to the historical financial information of Regenera, as set out in Appendix 1 to their Independent Accountant's Report, in order for it to present fairly in accordance with the measurement requirements (but not the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia, the financial position of Regenera as at 31 March 2004 and its financial performance for the period ended on that date.

Section 6 - Intellectual Property Report

Section 6 consists of a report prepared by Wray & Associates, Patent and Trademark Attorneys, on the intellectual property owned by Retmed. The report details the ownership and status of the intellectual property and its coverage.

Section 7 - Risk Factors

Section 7 notes that an investment in Regenera has risks reasonably expected of an investment in a business of its type. It details a number of factors that may impact on the success and future profitability of Regenera. The factors referred to are economic risks, market conditions, additional requirements for capital, research and development, regulatory issues and government regulation, intellectual property rights, reliance on key personnel and the need to attract qualified staff, risk of product liability and uninsured risks, uncertainty of future profitability, industry risks, potential acquisitions and the speculative nature of the investment.

Section 8 - Additional Information

Section 8 sets out additional information required to be disclosed in the Prospectus including:

(a) interests of Directors, including share qualifications, remuneration and holdings;

(b) interests of persons named in the IPO Prospectus;

(c) details of the consents of persons named in the IPO Prospectus;

(d) details of material contracts entered into by the Company;

(e) rights attaching to the Shares offered by the IPO Prospectus;

(f) terms and conditions of Options offered by this Prospectus;

(g) a statement that the Directors have formally adopted a corporate governance policy;

(h) a statement that certain existing security holders may be required by ASX to enter into agreements which restrict dealings in Shares held by them;

(i) expenses of the offer; and

(j) a statement that the Company is not involved in any legal proceedings, nor are any proceedings pending or threatened against the Company.

5. FURTHER INFORMATION

5.1 Listing on ASX and Escrow of Securities

Regenera was admitted to the Official List on 11 June 2004 with official quotation of its Shares commencing on 16 June 2004.

Pursuant to chapter 9 of the ASX Listing Rules a number of the securities issued pursuant to the IPO Prospectus have been made subject to escrow requirements.

Details of these securities subject to escrow and the periods of escrow of those securities are as follows:

(a) 5,534,239 Shares escrowed until 31 March 2005;

(b) 9,656,333 Shares escrowed until 11 June 2006;

(c) 9,418,099 Options escrowed until 31 March 2005;

(d) 12,058,333 Options escrowed until 11 June 2006;

(e) 4,145,000 Class A Performance Shares escrowed until 11 June 2006;

(f) 855,000 Class A Performance Shares escrowed until 31 March 2005;

(g) 4,145,000 Class B Performance Shares restricted until 11 June 2006;

(h) 855,000 Class B Performance Shares escrowed until 31 March 2005;

(i) 8,290,000 Class C Performance Shares escrowed until 11 June 2006;

(j) 1,710,000 Class C Performance Shares escrowed until 31 March 2005;

(k) 8,380,000 Class D Performance Shares escrowed until 11 June 2006;

(l) 1,620,000 Class D Performance Shares escrowed until 31 March 2005;

(m) 12,570,000 Class E Performance Shares restricted until 11 June 2006;

(n) 2,430,000 Class E Performance Shares escrowed until 31 March 2005;

(o) 17,300,000 Class F Performance Shares escrowed until 11 June 2006; and

(p) 2,700,000 Class F Performance Shares escrowed until 31 March 2005.

The balance of the issued capital of the Company, being 25,059,094 Shares, are quoted and freely tradeable on ASX.

5.2 Activities Since Listing on ASX and Further Material Contracts

On 27 August the Company announced it had appointed 2 US ophthalmologists to its clinical and medical advisory board.

On 4 August the Company announced it had acquired new technology related to its core product Visagen.

On 3 August the Company announced it had received its first human ethics committee approval to commence Phase III human clinical trials at the Singapore Eye Institute for Visagen.

On 1 July 2004 the Company announced the exercise of its two call options in accordance with the shareholders agreement between the Company, Retmed and the shareholders in Retmed which resulted in the acquisition of 51% of the fully diluted issued shares in Retmed.

On 29 June 2004 the Company announced the acquisition by Retmed of significant intellectual property in the diabetes area for the treatment of back-of-eye diseases. The technology relates to a new application of an existing class of steroids for ocular use, especially in the treatment of macular retinal disorders due to diabetes.

On 24 June 2004 the Company announced that it had signed a memorandum of understanding with the Singapore Eye Research Institute and the National Research Institute of Ophthalmology in Singapore, for cooperation on planned clinical trials of Visagen. The trials will begin in September 2004.

On 21 June 2004 the Company announced that Mr Stuart Usher had been appointed as joint company secretary of the Company.

Other than as stated in this Prospectus, the Company is not aware of any material matter or circumstance that would impact on the contents of the IPO Prospectus or the activities and prospects of the Company and be relevant to assist investors or their professional advisers in making an informed assessment of relevant matters.

Other than as described above the Company has not entered into any other material contracts.

5.3 Continuous Disclosure and Documents Available for Inspection

The Company is listed on ASX and its Shares are quoted on ASX.

The Company is a "disclosing entity" for the purposes of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations, which require it to disclose to ASX any information of which it is or becomes aware concerning the Company and which a reasonable person would expect to have a material effect on the price or value of securities of the Company.

Copies of documents lodged with the ASIC in relation to the Company may be obtained from or inspected at, an office of the ASIC. This includes the IPO Prospectus referred to in section 4 of this Prospectus.

The Company will provide a copy of all documents used to notify ASX of information relating to the Company under the provisions of the Listing Rules since official quotation on 16 June 2004. As at the time of lodging this Prospectus the only such documents were:

Date	Details
27/04/04	Disclosure Document
15/06/04	Admission to Official List

15/06/04	Pre Quotations Disclosure
15/06/04	Distribution Schedule
15/06/04	Top 20 Shareholders
15/06/04	Undated Statement of Financial Position
15/06/04	Updated Statement of Commitment
15/06/04	Clinical Trials and Commercialisation of Visagen Cost Breakdown
15/06/04	Terms and Conditions of Class A Performance Shares
15/06/04	Terms and Conditions of Class B Performance Shares
15/06/04	Terms and Conditions of Class C Performance Shares
15/06/04	Terms and Conditions of Class D Performance Shares
15/06/04	Terms and Conditions of Class E Performance Shares
15/06/04	Terms and Conditions of Class F Performance Shares
15/06/04	Formation of Contracts Completion
15/06/04	Number and Escrow period of restricted securities
15/06/04	Appendix 1A – ASX Listing Application and Agreement
15/06/04	Constitution
21/06/04	Initial Directors Interest Notice x 4
21/06/04	Company Secretary Appointment
21/06/04	Becoming a Substantial Shareholder
24/06/04	Company signes MOU with Leading Eye Research Centre in South Asia
29/06/04	Strengthens Patent Position in Diabetic Eye Diseases
01/07/04	Completes acquisition of 21% of Retmed Pty Ltd
26/07/04	Change of Director's Interest Notice
30/07/04	Commitments Test Entity – Fourth Quarter Report
03/08/04	Study receives human ethics approval in SE Asia
04/08/04	Expands treatment for back of the eye diseases
04/08/04	Investor update presentation
19/08/04	Appendix 3B – Acquisition of intellectual property and

	patents
27/08/04	Appoints top US investigators to team
31/08/04	Preliminary final report
03/09/04	To proceed with shareholder option issue

5.4 Trading History

Official quotation of the Shares commenced on 16 June 2004 and consequently, the trading history on ASX as at the date of this Prospectus is limited to that period.

The highest and lowest recorded market sale prices of the Shares quoted on ASX during the period from commencement of Official Quotation to the date of this Prospectus were 54 cents on the 5th and 6th July 2004 and 38 cents on 24, 27 and 31st August 2004 respectively.

The last market sale price of the Shares on ASX on the last day that trading took place in these shares prior to the date of this Prospectus was 40 cents on 6 September 2004.

The Company has no options over Shares that are currently quoted on ASX.

5.5 Capital Structure

The capital structure of the Company following completion of the Offer is summarised below:

Shares **Number**	
Shares on issue at date of the Prospectus	40,249,666
Total Shares on issue at completion of the Offer	40,249,666
Options	
Total options on issue at the date of the Prospectus	21,576,432
Total options on issue at completion of the Offer	41,601,265
Performance Shares	
Class A Performance Shares on issue at date of the Prospectus	5,000,000
Class B Performance Shares on issue at date of the Prospectus	5,000,000
Class C Performance Shares on issue at date of the Prospectus	10,000,000

Class D Performance Shares on issue at date of the Prospectus	10,000,000
Class E Performance Shares on issue at date of the Prospectus	15,000,000
Class F Performance Shares on issue at date of the Prospectus	20,000,000
Total Performance Shares on issue at completion of the Offer	65,000,000

5.6 Pro-Forma Statement of Financial Position ADDITIONAL INFORMATION

REGENERA LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Pro-Forma Consolidated based on actual funds raised from prospectus 31 March 2004 $	Pro-Forma Consolidated based on actual funds raised from prospectus and funds raised from option issue 31 March 2004 $
Current Assets		
Cash assets	5,198,745	5,282,869
Receivables	64,544	64,544
Total Current Assets	5,263,289	5,347,413
Non Current Assets		
Property, plant and equipment	8,552	8,552
Intangible assets	6,050,195	6,050,195
Total Non Current Assets	6,058,747	6,058,747
Total Assets	11,322,036	11,406,160
Current Liabilities		
Payables	42,600	42,600
Total Current Liabilities	42,600	42,600
Total Liabilities	42,600	42,600
Net Assets	11,279,436	11,363,560
Equity		
Contributed equity	11,447,553	11,531,677
Accumulated losses	(362,500)	(362,500)
Outside equity interest	194,383	194,383
Total Equity	11,279,436	11,363,560

Notes:

(a) The above unaudited pro-forma Statement of Financial position has been prepared on the basis that there have been no material movements in the assets and liabilities of the Company between 31 March 2004 and the completion of the Rights Issue, except:

(i) the issue of Options pursuant to this Prospectus to raise up to $100,624 (before expenses of the Rights Issue); and

(ii) expenses of the issue of approximately $16,500 which are to be written off to Share Capital.

(b) No allowance has been made for other expenditure incurred in the normal course of business from 31 March 2004 to the date of this prospectus.

(c) Accounting Policies – the accounting policies have been consistently applied by the Company and are consistent with those applied in the Prospectus.

(d) Subsequent Events – there have been no material transactions or events subsequent to 31 March 2004, other than those included in this Prospectus, which would require comment on, or adjustment to, the financial information referred to in the pro forma financial report or that would cause such information in this report to be misleading.

(e) Contingent Liabilities – there were no contingent liabilities of the Company as at 31 March 2004.

Pro forma Transactions

1. The movement in Cash Assets is reconciled as follows:

	$
Balance per Pro-Forma accounts 31 March 2004 based on actual funds raised from Prospectus dated 8 April 2004	5,198,745
Placement of Options	100,624
Less: expenses of Offer	(16,500)
Pro forma balance at 31 March 2004	5,282,869

2. The movement in Contributed Equity is reconciled as follows:

	$
Balance per Pro-Forma accounts at 31 March 2004 based on actual funds raised from Prospectus dated 8 April 2004	11,447,553
Issue of Options	84,124
Pro forma balance at 31 March 2004	11,531,677

5.7 Terms and Conditions of Options

The material terms and conditions of the Options are as follows:

(a) the Options will be exercisable at any time prior to 5.00pm WST on 30 June 2008 (**Expiry Date**). Options not exercised on or before the Expiry Date will automatically lapse;

(b) the Options may be exercised wholly or in part by completing an application form for Shares (**Notice of Exercise**) delivered to the Company's share registry and received by it any time prior to the Expiry Date;

(c) each Option will entitle the holder to subscribe (in respect of each Option held) for a Share with an exercise price as follows:

  (i) if an Option is exercised prior to 30 April 2005, the exercise price will be $0.75 per Share; and

  (ii) if an Option is exercised between 1 May 2005 and the Expiry Date, the exercise price will be $1.10 per Share;

(d) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares. The Company will apply to ASX to have the Shares granted Official Quotation;

(e) if an Option is exercised on or before 30 April 2005, the holder will also be issued with a new Option on the same terms as these Options (**New Option**), with the exception that the exercise price will be $1.10 per Share and the holder will not be entitled to the issue of any further Options in the event the New Option is exercised. Application will be made to ASX for listing of these Options on 1 May 2005;

(f) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(g) any Notice of Exercise received by the Company's share registry on or prior to the Expiry Date will be deemed to be a Notice of Exercise as at the last Business Day of the month in which such notice is received;

(h) there will be no participating entitlements inherent in the Options to participate in new issues of capital which may be offered to Shareholders during the currency of the Options. Prior to any new pro rata issue of securities to Shareholders, holders of Options will be notified by the Company and will be afforded 7 Business Days before the record date (to determine entitlements to the issue), to exercise Options;

(i) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, all rights of an Option Holder are to be changed in a manner consistent with the ASX Listing Rules. Subject to the Corporations Act, the ASX Listing Rules and the Constitution, the Options may be transferred at any time prior to the Expiry Date; and

(j) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

The current unlisted Options have been issued on the same terms as those set out above other than:

(a) the Options are exercisable at any time prior to 5.00pm WST on 30 June 2007 (**Expiry Date**). Options not exercised on or before the Expiry Date will automatically lapse;

(b) each Option will entitle the holder to subscribe (in respect of each Option held) for a Share with an exercise price of $0.60 for the life of the Option; and

(c) if an Option is exercised at any time before the Expiry Date, the holder will also be issued with a New Option (refer above).

5.8 Rights Attaching to Shares upon Conversion of Options

The rights attaching to Shares in the Company are:

(a) set out in the Constitution of the Company, a copy of which is available for inspection during normal business hours at the registered business office of the Company; and

(b) in certain circumstances, regulated by the Corporations Act, the Listing Rules, the ASTC Settlement Rules and the general law.

The following are the more important rights, privileges and restrictions attaching to the Shares offered for subscription by this Prospectus:

(a) subject to any special rights or restrictions for the time being attached to any class or classes of shares in the Company (at present there are none), at a general meeting every Shareholder present in person or by proxy, representative or attorney will have a vote on a show of hands and, on a poll, one vote for each Share held;

(b) each Shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to Shareholders under the Constitution or the Corporations Act;

(c) subject to any special rights of the holders of any Shares as to a dividend (at present there are none), any dividend declared shall be payable on all Shares in proportion to the number of Shares held by the Shareholders irrespective of the amount paid up or credited as paid up in respect of such Shares;

(d) subject to the rights of holders of Shares with special rights in a winding-up (at present there are none), on a winding-up of the Company all monies and property that are to be legally distributed among holders of shares will be distributed so that, to the greatest extent possible, the amount distributed is in proportion to the Shares held by Shareholders respectively, irrespective of the amounts paid up or credited as paid up in respect of the Shares. At the commencement of the winding up, shares classified by ASX as restricted securities shall rank on a return of capital after all other shares; and

(e) subject to the Constitution and the Corporations Act, Shares are freely transferable.

5.9 Taxation

It is the responsibility of all persons to satisfy themselves of the particular taxation treatment that applies to them by consulting their own professional tax advisers before investing in the Options. Taxation consequences will depend on particular circumstances. Neither Regenera nor any of its officers accept any liability or responsibility in respect of the taxation consequences of the matters referred to above or any other taxation consequences connected with an investment in the Options in Regenera or dealing with an entitlement in this Rights Issue.

5.10 Overseas Participants

The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus should seek advice and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make an offer.

5.11 Interests of Directors and Experts

A full disclosure of the interests of Directors, experts and promoters of and to the Company for the period commencing on incorporation of the Company and to the date of issue of the IPO Prospectus are set out in section 8 of the IPO Prospectus and other than as set out below or elsewhere in this Prospectus, that information and disclosure remains current.

Directors are not required under the Company's Constitution to hold any Shares. As at the date of this Prospectus, the Directors have relevant interests in securities in the Company as set out in the table below:

Director	No. of Shares	No. of 2007 Options	No. of Performance Shares
My Tony Fitzgerald	750,001	750,000	2,300,000
Dr William Ardrey IV	700,000	250,000	8,500,000
Mr Finian MacCana	180,000	420,000	Nil
Mr Stephen Newman	1,278,333	1,288,333	1,130,000

Notes:

(a) Dr Ardrey holds 250,000 Class A Performance Shares, 250,000 Class B Performance Shares, 500,000 Class C Performance Shares, 1,000,000 Class D Performance Shares, 1,500,000 Class E Performance Shares and 5,000,000 Class F Performance Shares.

(b) Mr Newman holds 95,000 Class A Performance Shares, 95,000 Class B Performance Shares, 190,000 Class C Performance Shares, 180,000 Class D Performance Shares, 270,000 Class E Performance Shares, 300,000 Class F Performance Shares.

(c) Mr Fitzgerald has a beneficial interest in 200,000 Class A Performance Shares, 200,000 Class B Performance Shares, 400,000 Class C Performance Shares, 300,000 Class D Performance Shares, 600,000 Class E Performance Shares and 600,000 Class F Performance Shares. Mr Fitzgerald is a shareholder and Director of HealthTec Growth Partners, which will receive certain fees and benefits as described in the IPO Prospectus.

5.12 Consents

Persons who make statements in this Prospectus or who made statements in the IPO Prospectus which are being incorporated by reference into this Prospectus need to provide their written consent for such use.

Each of the parties referred to in this section 6.6:

(a) does not make, or purport to make, any statement in this Prospectus other than those referred to in this section; and

(b) to the maximum extent permitted by law, expressly disclaim and take no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this section.

HLB Mann Judd have given their written consent to being named as auditor to the Company in this Prospectus and to the inclusion by reference in this Prospectus of its Independent Accountant's Report set out in section 5 of the IPO Prospectus, in the form and context in which the report is included in the IPO Prospectus. HLB Mann Judd have not withdrawn their consent prior to lodgement of this Prospectus with the ASIC.

Steinepreis Paganin have given their written consent to being named as the solicitors to the Company in this Prospectus and have not withdrawn their consent prior to the lodgement of this Prospectus with the ASIC.

Wray & Associates have given their written consent to being named as the Company's patent attorneys and to the inclusion by reference in this Prospectus of its Patent Report set out in the IPO Prospectus, in the form and context in which the report is included in the IPO Prospectus. Wray & Associates have not withdrawn their consent prior to the lodgement of this Prospectus with the ASIC.

HealthTec Growth Partners have given their written consent to being named as corporate adviser to the Company in this Prospectus and have not withdrawn their consent prior to the lodgement of this Prospectus with the ASIC.

Computershare Investor Services Pty Ltd have given their written consent to being named the Company's share registry in this Prospectus and have not withdrawn their consent prior to lodgement of this Prospectus with the ASIC.

5.13 Legal Proceedings

There is no litigation, arbitration or proceedings pending against or involving the Company as at the date of this Prospectus.

5.14 Expenses of the Issue

The total expenses of the issue are estimated to be $16,500 comprising legal and due diligence costs, printing and other administrative expenses, including ASX quotation fees.

6. AUTHORITY OF DIRECTORS

Each of the Directors has consented to the lodgement of this Prospectus in accordance with section 720 of the Corporations Act.

Dated the 7th day of September 2004

Signed for and on behalf of
REGENERA LIMITED
by Dr William Ardrey

7. DEFINITIONS

Applicant means a person who submits an Entitlement and Acceptance Form or a Shortfall Application Form.

ASIC means Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ACN 008 624 691).

Board means the board of Directors unless the context indicates otherwise.

Business Day means a day other than a Saturday or Sunday on which banks are open for business in Perth, Western Australia.

CHESS means ASX Clearing House Electronic Subregistry System.

Class A Performance Share has the meaning given in the IPO Prospectus.

Class B Performance Share has the meaning given in the IPO Prospectus.

Class C Performance Share has the meaning given in the IPO Prospectus.

Class D Performance Share has the meaning given in the IPO Prospectus.

Class E Performance Share has the meaning given in the IPO Prospectus.

Class F Performance Share has the meaning given in the IPO Prospectus.

Closing Date means 5.00 p.m. WST on 1 October 2004 (unless extended), except in relation to the offer of the Shortfall (if any) which may remain open for a period of 3 months after this date.

Company or **Regenera** means Regenera Limited (ABN 35 107 371 460).

Constitution means constitution of the Company as at the date of this Prospectus.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the directors of the Company from time to time.

Dollars or **$** means Australian dollars unless otherwise stated.

Entitlement and Acceptance Form means the entitlement and acceptance form for the Rights Issue attached to or accompanying this Prospectus.

Listing Rules or **ASX Listing Rules** means the official Listing Rules of ASX.

IPO Prospectus means the prospectus lodged by the Company with the ASIC on 8 April 2004 for the offer of 16,000,000 Shares at an issue price of 50 cents each to raise $8,000,000 (oversubscriptions of up to a further 18,000,000 Shares at an issue price of 50 cents each to raise a further $4,000,000 were offered).

Offer means the offer of Options pursuant to this Prospectus.

Offer Period means the period commencing on the Opening Date and ending on the Closing Date.

Official List means the official list of ASX.

Opening Date means 17 September 2004.

Option Holders means those parties holding options to acquire Shares.

2007 Option means an option which can be exercised at a price of $0.60 on or before 30 June 2007 upon which the Option Holder will be issued one Share.

Option means an option for the issue of a Share on the terms set out in section 5.7 of this Prospectus.

Quotation and **Official Quotation** means official quotation on ASX.

Record Date means 5pm (WST) on 16 September 2004.

Rights Issue means the non-renounceable rights issue of Options to Shareholders pursuant to this Prospectus.

Share means one fully paid ordinary share in the capital of the Company.

Shareholder means a holder of Shares.

Shortfall means the Options (if any) not taken up under the Rights Issue.

Shortfall Application Form means the shortfall application form attached to or accompanying this Prospectus.

WST means Western Standard Time, Perth, Western Australia.

TO BE COMPLETED ONLY ON INSTRUCTIONS FROM THE DIRECTORS

SHORTFALL APPLICATION FORM

REGENERA LIMITED
ABN 35 107 371 460

I/We declare that this application is completed according to the declarations/appropriate statements and in accordance with the instructions and agree to be bound by the Constitution of Regenera Limited. I/We agree to take any number of Options equal to or less than the number applied for. I/We authorise the Directors to complete or amend this Shortfall Application Form where necessary to correct any errors or omissions.

> NOTE: Return of this Shortfall Application Form with your cheque, bank draft or transfer of funds directly to the Company's bank account (subject to prior arrangement) for the application monies will constitute your offer to subscribe for Options in the Company. No signature is required. You should read the Prospectus before completing this Shortfall Application Form.

USE BLOCK LETTERS
Print your name

TITLE	GIVEN NAMES	SURNAME	Tax File Number(s) or exemption category

TITLE	JOINT APPLICATION NO. 2 OR ACCOUNT DESIGNATION

ADDRESS

SUBURB/TOWN	STATE	P/CODE

CONTACT NAME	TELEPHONE WORK	TELEPHONE HOME

PID	HIN

I/WE APPLY FOR	APPLICATION MONEY	Date
	A$	

Cheque Details

DRAWER	BANK	BRANCH	AMOUNT OF CHEQUE

Cheques should be made payable to "Regenera Limited – Option Issue".

INSTRUCTIONS TO APPLICANTS

Please complete all relevant sections of the Shortfall Application Form using BLOCK LETTERS. If you have any questions on how to complete this Shortfall Application Form please telephone Stuart Usher (Joint Company Secretary) on (08) 9389 5933.

Before completing this Shortfall Acceptance Form, applicants should read the Prospectus to which it relates.

The Prospectus does not constitute an offer in any place where or to any person to whom it would not be lawful to make such an offer.

Forward the Shortfall Application Form together with your remittance for application money at $0.005 per Option to:

Computershare Investor Services Pty Ltd
Level 2
45 St Georges Terrace
Perth WA 6000

Only cheques and/or bank drafts in Australian currency and drawn or payable on a bank within Australia should be sent, made payable to "Regenera Limited – Option Issue" and crossed "Not Negotiable".

A receipt for payment will not be forwarded.

Personal cheques drawn on overseas banks in Australian Dollars or in a foreign currency will not be accepted. These will be returned and the application deemed invalid.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Regenera Limited

ABN

35 107 371 460

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to 20,124,833
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	If exercised prior to 30 April 2005, the exercise price will be 75 cents per share. If exercised between 1 May 2004 and 30 June 2008 (Expiry Date), the exercise price will be $1.10 per share. For full terms see attachment.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options – only in exercise
5	Issue price or consideration	Options – $100,624
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To meet the Company's commitment to issue options as set out in the Prospectus dated 8 April 2004.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	On or about 8 October 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	25,059,094	Ordinary shares
		20,224,833	Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,190,572	Ordinary shares
		21,476,432	Options expiring 30 June 2007 exercisable at $0.60
		5,000,000	Class A Performance shares
		5,000,000	Class B Performance shares
		10,000,000	Class C Performance shares
		10,000,000	Class D Performance shares
		15,000,000	Class E Performance shares
		20,000,000	Class F Performance shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	One (1) Option for every Two (2) Shares
14	+Class of +securities to which the offer relates	Options
15	+Record date to determine entitlements	16 September 2004

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes
17	Policy for deciding entitlements in relation to fractions	Fractions will be rounded down to the nearest whole number.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	No offer of options will be made to persons resident in countries outside Australia and New Zealand.
19	Closing date for receipt of acceptances or renunciations	5pm WST 1 October 2004

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	17 September 2004
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	8 October 2004

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Stuart Usher
Joint Company Secretary

7 September 2004

+ See chapter 19 for defined terms.

REGENERA

Terms and Conditions of Options

The material terms and conditions of the Options are as follows:

(a) the Options will be exercisable at any time prior to 5.00pm WST on 30 June 2008 (Expiry Date). Options not exercised on or before the Expiry Date will automatically lapse;

(b) the Options may be exercised wholly or in part by completing an application form for Shares (Notice of Exercise) delivered to the Company's Share Registry and received by it any time prior to the Expiry Date;

(c) each Option will entitle the holder to subscribe (in respect of each Option held) for a Share with an exercise price as follows:

(i) if an Option is exercised prior to 30 April 2005, the exercise price will be $0.75 per Share; and

(ii) if an Option is exercised between 1 May 2005 and the Expiry Date, the exercise price will be $1.10 per Share;

(d) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares. The Company will apply to ASX to have the Shares granted Official Quotation;

(e) if an Option is exercised on or before 30 April 2005, the holder will also be issued with a new Option on the same terms as these Options (New Option), with the exception that the exercise price will be $1.10 per Share and the holder will not be entitled to the issue of any further Options in the event the New Option is exercised. Application will be made to ASX for listing of these Options on 1 May 2005;

(f) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(g) any Notice of Exercise received by the Company's Share Registry on or prior to the Expiry Date will be deemed to be a Notice of Exercise as at the last Business Day of the month in which such notice is received;

(h) there will be no participating entitlements inherent in the Options to participate in new issues of capital which may be offered to Shareholders during the currency of the Options. Prior to any new pro rata issue of securities to Shareholders, holders of Options will be notified by the Company and will be afforded 7 Business Days before the record date (to determine entitlements to the issue), to exercise Options;

+ See chapter 19 for defined terms.

(i) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, all rights of an Option Holder are to be changed in a manner consistent with the ASX Listing Rules. Subject to the Corporations Act, the ASX Listing Rules and the Constitution, the Options may be transferred at any time prior to the Expiry Date; and

(j) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

Rights Attaching to Shares upon Conversion of Options

The rights attaching to Shares in the Company are:

(a) set out in the Constitution of the Company, a copy of which is available for inspection during normal business hours at the registered business office of the Company; and

(b) in certain circumstances, regulated by the Corporations Act, the Listing Rules, the SCH Business Rules and the general law.

The following are the more important rights, privileges and restrictions attaching to the Shares offered for subscription by this Prospectus:

(a) subject to any special rights or restrictions for the time being attached to any class or classes of shares in the Company (at present there are none), at a general meeting every shareholder present in person or by proxy, representative or attorney will have a vote on a show of hands and, on a poll, one vote for each Share held;

(b) each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution or the Corporations Act;

(c) subject to any special rights of the holders of any shares as to a dividend (at present there are none), any dividend declared shall be payable on all Shares in proportion to the number of Shares held by the shareholders irrespective of the amount paid up or credited as paid up in respect of such Shares;

(d) subject to the rights of holders of shares with special rights in a winding-up (at present there are none), on a winding-up of the Company all monies and property that are to be legally distributed among holders of shares will be distributed so that, to the greatest extent possible, the amount distributed is in proportion to the Shares held by shareholders respectively, irrespective of the amounts paid up or credited as paid up in respect of the Shares. At the commencement of the winding up, shares classified by ASX as Restricted Securities shall rank on a return of capital after all other shares; and

(e) subject to the Constitution and the Corporations Act, Shares are freely transferable.

+ See chapter 19 for defined terms.

R E G E N E R A

RECEIVED

2004 OCT 27 A 10:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

8 September 2004

Dear Shareholder

NON-RENOUNCEABLE RIGHTS ISSUE

On 7 September 2004, Regenera Limited (**Company**) lodged a prospectus (**Prospectus**) with Australian Stock Exchange Limited (**ASX**) and the Australian Investments Securities Commission (**ASIC**) for a non-renounceable rights issue of up to approximately 20,124,833 options at an issue price of 0.5 cents each (**2008 Options**) on the basis of 1 (one) option for every 2 (two) fully paid ordinary shares in the capital of the Company (**Shares**) held at 5.00 pm (WST) on 16 September 2004, to raise up to approximately $100,624 (**Rights Issue**).

The Prospectus is available on the ASX website at www.asx.com.au and the Company website at www.regenera.com.au.

The expiry date of the 2008 Options is 30 June 2008 (**Expiry Date**). The exercise price of the 2008 Options is 0.75 cents per Share if exercised prior to 30 April 2005 and $1.10 per Share if exercised between 1 May 2005 and the Expiry Date.

The proceeds from the Rights Issue will be used for working capital purposes once the expenses of the offer have been deducted.

The quoted securities on issue in the Company following completion of the Rights Issue, assuming that the Rights Issue is fully subscribed and no existing options are exercised prior to the record date, are as follows:

Type of Security	Number of Securities
Shares	40,249,666
Options	20,224,833

The unquoted securities on issue in the Company following completion of the Rights Issue are as follows:

Type of Security	Number of Securities
2007 Options*	21,476,432
Class A Performance Shares	5,000,000
Class B Performance Shares	5,000,000
Class C Performance Shares	10,000,000
Class D Performance Shares	10,000,000

Class E Performance Shares	15,000,000
Class F Performance Shares	20,000,000

*The 2007 Options are exercisable at $0.60 on or before 30 June 2007.

The 2008 Options do not rank equally with the Shares currently on issue. The terms and conditions of the 2008 Options do not allow for the participation by those option holders in new issues of securities. 2008 option holders will, however, be entitled to exercise their options during the time period set out in the ASX Listing Rules in order to participate in the Rights Issue. 2008 option holders are not entitled to Company dividends. On exercise of the 2008 Options the new Shares will rank equally with existing Shares on issue.

The timetable for the Rights Issue is as follows:

EVENT	**DATE**
Prospectus lodged with the ASIC and ASX/ Option holders informed of Rights Issue	7 September 2004
Notice in relation to the Rights Issue dispatched to Shareholders	8 September 2004
Shares quoted on an "ex" basis	10 September 2004
Record Date for determining entitlements under Rights Issue	16 September 2004
Despatch Prospectus / Opening Date	17 September 2004
Closing Date*	1 October 2004
Options quoted on a deferred settlement basis	5 October 2004
ASX informed of under subscriptions	7 October 2004
Deferred settlement trading ends, holding statements dispatched and normal trading commences	8 October 2004

*The directors of the Company may extend the closing date by giving at least 6 business days notice to ASX prior to the closing date. As such, the date the 2008 Options are expected to commence trading on ASX may vary.

The securities offered pursuant to the Prospectus will only be made available to those Shareholders at the record date with registered addresses in Australia or New Zealand.

A full copy of the Prospectus will be mailed to all shareholders eligible to participate in the issue on Friday 17 September 2004.

Yours faithfully

Dr William Ardrey
Director and Chief Executive Officer

R E G E N E R A

3rd September 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Regenera to Proceed With Shareholder Option Issue

Perth, September 3, 2004: Australian eye care company Regenera Ltd today announced that it is intending to proceed with a one for two entitlement issue of options as contemplated in the company's recently completed prospectus issue, subject to ASX approval of the company's disclosure document.

It is proposed that all shareholders on the company's share register at the close of business on 16 September 2004 will be entitled to receive one new option for every two shares that they own at an issue price of $0.005. The new issue will also be open to investors that purchase shares in the company prior to the ex-entitlement date, which is 10 September 2004.

The expiration date for the options is 30 June 2008 at 5:00pm WST. The exercise price is $0.75 if the options are exercised by 30 April 2005 or $1.10 per option if exercised between 1 May 2005 and the final expiry date of 30 June 2008.

There is an additional potential benefit to those option holders who exercise their options prior to 30 April 2005. These option holders will be offered a bonus option on a one for one basis for each option they exercise. The bonus options will have an exercise price of $1.10 and an expiration date of 30 June 2008.

"We are pleased to be offering these loyalty options to both the shareholders who supported the float as well as to our newer shareholders for whom this is an added bonus for supporting the company. We believe this is an exciting time to own Regenera shares with many new opportunities ahead" Dr Ardrey said.

A disclosure document will be made available on the opening of the offer by Regenera. Shareholders wanting to acquire options under the rights issue will need to complete an application form that will be in, or will accompany, the disclosure document.

For further information please contact:

Media:	Company:
Amy Winter	Stuart Usher
Buchan	Joint Company Secretary
(02) 9293 2939	(08) 9389-5933
awinter@bcg.com.au	Stuart@regenera.com.au

About Regenera

Regenera operates in the area of ophthalmology and via its project company Retmed Pty Ltd has developed a treatment specifically for diseases of the back of the eye such as age-related macular degeneration (AMD) and diabetes-related (D-R) eye diseases. The Company listed on the Australian Stock Exchange on 16 June.

Visagen™, Regenera's main product, is under development for the treatment of AMD and Diabetic related eye diseases. It is a proprietary formulation of the synthetic steroid, triamcinolone acetonide, a proven treatment of AMD. Recent clinical studies have demonstrated the effectiveness of TA in treating these diseases either alone or in conjunction with other treatments. The company has recently initiated pilot manufacturing of its ocular drug formulations at a GMP/TGA licensed facility in Australia to support pre-clinical and clinical activities.

REGENERA

8 September 2004

Dear Shareholder

NON-RENOUNCEABLE RIGHTS ISSUE

On 7 September 2004, Regenera Limited (**Company**) lodged a prospectus (**Prospectus**) with Australian Stock Exchange Limited (**ASX**) and the Australian Investments Securities Commission (**ASIC**) for a non-renounceable rights issue of up to approximately 20,124,833 options at an issue price of 0.5 cents each (**2008 Options**) on the basis of 1 (one) option for every 2 (two) fully paid ordinary shares in the capital of the Company (**Shares**) held at 5.00 pm (WST) on 16 September 2004, to raise up to approximately $100,624 (**Rights Issue**).

The Prospectus is available on the ASX website at www.asx.com.au and the Company website at *www.regenera.com.au*.

The expiry date of the 2008 Options is 30 June 2008 (**Expiry Date**). The exercise price of the 2008 Options is 0.75 cents per Share if exercised prior to 30 April 2005 and $1.10 per Share if exercised between 1 May 2005 and the Expiry Date.

The proceeds from the Rights Issue will be used for working capital purposes once the expenses of the offer have been deducted.

The quoted securities on issue in the Company following completion of the Rights Issue, assuming that the Rights Issue is fully subscribed and no existing options are exercised prior to the record date, are as follows:

Type of Security	**Number of Securities**
Shares	40,249,666
Options	20,224,833

The unquoted securities on issue in the Company following completion of the Rights Issue are as follows:

Type of Security	**Number of Securities**
2007 Options*	21,476,432
Class A Performance Shares	5,000,000
Class B Performance Shares	5,000,000
Class C Performance Shares	10,000,000
Class D Performance Shares	10,000,000

Regenera Ltd ABN 35 107 371 460
Ground Floor, 117 Stirling Highway, NEDLANDS WA 6009
Tel +61 8 9389 5933 Fax +61 8 9389 5944

Class E Performance Shares	15,000,000
Class F Performance Shares	20,000,000

*The 2007 Options are exercisable at $0.60 on or before 30 June 2007.

The 2008 Options do not rank equally with the Shares currently on issue. The terms and conditions of the 2008 Options do not allow for the participation by those option holders in new issues of securities. 2008 option holders will, however, be entitled to exercise their options during the time period set out in the ASX Listing Rules in order to participate in the Rights Issue. 2008 option holders are not entitled to Company dividends. On exercise of the 2008 Options the new Shares will rank equally with existing Shares on issue.

The timetable for the Rights Issue is as follows:

EVENT	**DATE**
Prospectus lodged with the ASIC and ASX/ Option holders informed of Rights Issue	7 September 2004
Notice in relation to the Rights Issue dispatched to Shareholders	8 September 2004
Shares quoted on an "ex" basis	10 September 2004
Record Date for determining entitlements under Rights Issue	16 September 2004
Despatch Prospectus / Opening Date	17 September 2004
Closing Date*	1 October 2004
Options quoted on a deferred settlement basis	5 October 2004
ASX informed of under subscriptions	7 October 2004
Deferred settlement trading ends, holding statements dispatched and normal trading commences	8 October 2004

*The directors of the Company may extend the closing date by giving at least 6 business days notice to ASX prior to the closing date. As such, the date the 2008 Options are expected to commence trading on ASX may vary.

The securities offered pursuant to the Prospectus will only be made available to those Shareholders at the record date with registered addresses in Australia or New Zealand.

A full copy of the Prospectus will be mailed to all shareholders eligible to participate in the issue on Friday 17 September 2004.

Yours faithfully

Dr William Ardrey
Director and Chief Executive Officer

REGENERA

22 September 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Extension of Closing Date of the Non-renounceable rights issue

Regenera Limited ("RGA") advises that the closing date in respect to the non-renounceable rights issue of Options per the Short Form Prospectus dated 7 September 2004 will be extended by one week.

The revised timetable is as follows:

Closing Date	8 October 2004
Options quoted on a deferred settlement basis	11 October 2004
ASX informed of under subscriptions	13 October 2004
Deferred settlement trading ends, holding statements dispatched and normal trading commences	14 October 2004

Shareholders are invited to contact the Joint Company Secretary, Mr Stuart Usher on 08 9389 5933 for further information concerning the Rights Issue.

Yours sincerely,

Dr. William J Ardrey IV
Chief Executive Officer

Regenera Ltd ABN 35 107 371 460
Ground Floor, 117 Stirling Highway, NEDLANDS WA 6009
Tel + 61 8 9389 5933 Fax + 61 8 9389 5944

REGENERA

17 September 2004

Dear Shareholder

I would like to extend my thanks for your continued support of Regenera. Many of our shareholders have commented favourably on the recent press coverage of Regenera included in The Age, The Sydney Morning Herald, Australian Financial Review and a segment on Age-related macular degeneration sufferers featured nationally on Channel 7.

For those of you very familiar with our business, you have likely noted the increasing range of products in development and additional patent coverage applicable to the use of our products to treat diabetes related retinal diseases, representing a synergistic and complimentary market where our ocular products offer renewed hope for patients.

An important item for shareholders is the current offer of options, details of which are set out in the attached Short Form Prospectus. As qualifying shareholders you can elect to purchase options on the basis outlined in the Prospectus and are required to complete the application form and make payment by the closing date of 1 October 2004.

A second important item is the attached investor newsletter, which explains the commercial and scientific progress of the company since listing in June 2004,. The ocular drugs market is estimated to be valued at $US 7 billion globally of which the back of eye segments of age- related macular degeneration and diabetes related eye diseases represent approximately $US 3 billion of this growing market.

Should you have any questions regarding the attached, please feel free to contact me. In addition, our joint company secretary and CFO Stuart Usher (+61 8 9389 5933) would be happy to answer any questions regarding the offer of options.

Yours faithfully

Dr William Ardrey
Chief Executive Officer

Regenera Ltd ABN 35 107 371 460
Ground Floor, 117 Stirling Highway, NEDLANDS WA 6009
Tel + 61 8 9389 5933 Fax + 61 8 9389 5944

R E G E N E R A

REGENERA LIMITED
ABN 35 107 371 460

SHORT FORM PROSPECTUS

For a non-renounceable rights issue of one (1) Option for every two (2) Shares held by Shareholders registered at 5.00pm (WST) on 16 September 2004 at an issue price of 0.5 cents per Option (**Rights Issue**)

Important Notice

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act. This Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type but refers to another document the information of which is deemed to be incorporated in this Prospectus.

TABLE OF CONTENTS

Important Notice

This Prospectus is dated 7 September 2004.

A copy of this Prospectus was lodged with the ASIC on 7 September 2004. The ASIC takes no responsibility for the contents of this Prospectus.

No Options will be issued on the basis of this Prospectus later than thirteen (13) months after the date of this Prospectus. Application will be made within seven (7) days after the date of this Prospectus for permission for the Options offered by this Prospectus to be listed for Quotation.

Applicants should read this document in its entirety and, if in any doubt, consult with their professional advisors before deciding whether to apply for Options. There are risks associated with an investment in Regenera and the Options offered under this Prospectus must be regarded as a speculative investment. The Options offered under this Prospectus carry no guarantee with respect to return on capital investment, payment of dividends or the future value of the Options.

Details of the definitions and abbreviations used in this Prospectus are set out in section 7.

Short Form Prospectus

This Prospectus is a short form prospectus issued in accordance with section 712 of the Corporations Act. This means this Prospectus alone does not contain all the information that is generally required to satisfy the disclosure requirements of the Corporations Act. Rather, it incorporates all other necessary information by reference to information contained in the IPO Prospectus lodged with ASIC on 8 April 2004.

In referring to the IPO Prospectus, the Company:

(a) identifies the IPO Prospectus as being relevant to the offer of Options under this Prospectus and containing information that will provide investors and their professional advisers to assist them in making an informed assessment of:

  (i) the rights and liabilities attaching to:

    (A) the Options; and

    (B) the underlying Shares;

  (ii) the capacity of the Company to issue the underlying Shares; and

  (iii) the assets and liabilities, financial position and performance, profits and losses and prospects of Regenera;

(b) refers investors and their professional advisers to section 4 of this Prospectus which summarises the information in the IPO Prospectus deemed to be incorporated in this Prospectus;

(c) informs investors and their professional advisers that they are able to obtain, free of charge, a copy of the IPO Prospectus by contacting the Company at its registered office during normal business hours during the Offer Period; and

(d) advises that the information in the IPO Prospectus will be primarily of interest to investors and their professional advisers or analysts.

Timetable and Important Dates

EVENT	DATE
Prospectus lodged with the ASIC and ASX/ Option holders informed of Rights Issue	7 September 2004
Notice in relation to the Rights Issue dispatched to Shareholders	8 September 2004
Shares quoted on an "ex" basis	10 September 2004
Record Date for determining entitlements under Rights Issue	16 September 2004
Despatch Prospectus / Opening Date	17 September 2004
Closing Date	1 October 2004
Options quoted on a deferred settlement basis	5 October 2004
ASX informed of under subscriptions	7 October 2004
Deferred settlement trading ends, holding statements dispatched and normal trading commences	8 October 2004

* These dates are indicative only. The Directors may extend the Closing Date by giving at least 6 Business Days notice to ASX prior to the Closing Date. As such, the date the Options are expected to commence trading on ASX may vary.

1. CORPORATE DIRECTORY

Directors

Mr Tony Fitzgerald
Non-Executive Chairman

Dr William Ardrey IV
Chief Executive Officer

Mr Finian MacCana
Non-Executive Director

Mr Stephen Newman
Non-Executive Director

Advisory Committee

Philip Penfold Phd
Chief Scientific Advisor

Donald Sanders M.D, Phd
U.S. Regulatory Affairs

Gholam Peyman M.D
Medical Research Director

Dana Deupree M.D
Clinical Investigator

David Boyer M.D
Clinical Investigator

Joint Company Secretaries

Mr Evan Cross

Mr Stuart Usher

Australian Business Number

ABN 35 107 371 460

Registered Office

Ground Floor
117 Stirling Highway
Nedlands WA 6009

Principal Place of Business

Ground Floor
117 Stirling Highway
Nedlands WA 6009
Telephone (08) 9389 5933
Facsimile (08) 9389 5944

Postal Address

PO Box 1150
Nedlands WA 6909

Email: admin@regenera.com.au
Website: www.regenera.com.au

Auditor

HLB Mann Judd
15 Rheola Street
West Perth WA 6005

Share Registry

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth WA 6000

Telephone (08) 9323 2000
Facsimile (08) 9323 2033

Corporate Advisors

HealthTec Growth Partners
Mr Vlado Bosanac - Principal
Suite 1
117 Stirling Highway
Nedlands WA 6009

Telephone (08) 9389 5933
Facsimile (08) 9389 5944

Solicitors

Steinepreis Paganin
Lawyers & Consultants
Level 14, Citibank House
37 St Georges Terrace
Perth WA 6000

Patent Attorneys

Wray & Associates Patent Attorneys
Level 4
1 William Street
Perth WA 6000

2. CHAIRMAN'S LETTER

7 September 2004

Dear Shareholder

The Board is pleased to offer Shareholders the opportunity to participate in a one (1) for two (2) non-renounceable rights issue as proposed in the IPO Prospectus.

All Shareholders registered as at 5.00pm WST on 16 September 2004 will be entitled to participate in a non-renounceable rights issue of Options on the basis of one (1) Option for every two (2) Shares then held. The price payable on application for each Option is 0.5 cents (half of one cent per Option).

Application for official quotation of the Options by ASX will be made and trading is expected to commence on or about 8 October 2004.

The Closing Date for acceptances is 5.00pm WST on 1 October 2004.

The Board recommends all Shareholders take up their entitlement.

The Board takes this opportunity to thank all Shareholders for your support since listing and looks forward to your continued support in the future.

Yours faithfully

Tony Fitzgerald
Chairman

3. DETAILS OF THE OFFER

3.1 Rights Issue

Pursuant to this Prospectus, the Company is making a pro-rata non-renounceable rights issue to Shareholders who are registered on the Record Date of up to 20,124,833 Options.

The Options will be offered on the basis of one (1) Option for every two (2) Share held on the Record Date. The maximum number of Options which could therefore be issued under the Rights Issue is 20,124,833.

In the calculation of any entitlement, fractions will be rounded down to the nearest whole number.

3.2 Entitlement

The number of Options to which each Shareholder is entitled (**Entitlement**) is shown on the enclosed Entitlement and Acceptance Form. Shareholders may accept their Entitlement in full or part.

3.3 Purpose of the Offer

The purpose of the Offer is to meet the Company's commitment to issue Options as disclosed in the IPO Prospectus.

The funds raised by the Offer (approximately $100,624) will be applied toward general working capital expenses of the Company and to meet estimated expenses of the Offer of approximately $16,500.

3.4 Action Required

If you wish to take up all or part of your Entitlement, complete the enclosed Entitlement and Acceptance Form in accordance with the instructions set out on the back of the form and lodge it with the appropriate payment no later than 5.00pm WST on the Closing Date at:

Computershare Investor Services Pty Ltd
Level 2
45 St Georges Terrace
Perth WA 6000

Cheques and drafts (drawn on and payable at any Australian bank) should be made payable to "Regenera Limited - Option Issue" and crossed "Not Negotiable". Payment can also be made by money order.

If you do not wish to take up any of your Entitlement, you do not need to take any action and your Entitlement to the Options will lapse on the Closing Date.

3.5 Closing Date

The Closing Date for the Rights Issue is 5.00pm WST on 1 October 2004. The Directors may extend the Closing Date by giving at least 6 Business Days notice to ASX prior to the Closing Date. As such, the date the Options are expected to commence trading on ASX may vary with any change in the Closing Date.

3.6 Issue of Options

The Options will be issued and option certificates dispatched as soon as practicable after the Closing Date.

No Options will be issued on the basis of this Prospectus later than thirteen (13) months after the date of this Prospectus.

3.7 Minimum Subscription

There is no minimum subscription.

3.8 Oversubscriptions

Oversubscriptions will not be accepted.

3.9 Underwriting

The Offer is not underwritten.

3.10 Shortfall

The Company reserves the right, within three (3) months of the Closing Date, to issue the Shortfall at the discretion of the Directors. Do not complete a Shortfall Application Form unless you are directed to do so by the Directors.

3.11 Stock Exchange Quotation

Application for official quotation of the Options by ASX will be made by the Company within seven (7) days of the date of this Prospectus. Application for official quotation of Shares allotted and issued as a result of the exercise of Options issued under this Prospectus will be made within three (3) business days of issue.

If the Options are not admitted to Official Quotation within three (3) months after the date of this Prospectus, or such longer period as is permitted by the Corporations Act, none of the Options offered by this Prospectus will be granted. In that circumstance, all applications will be dealt with in accordance with section 724 of the Corporations Act.

3.12 Overseas Shareholders

The Offer constituted by this Prospectus is made to residents of Australia and New Zealand only.

No offer of Options will be made to persons resident in countries outside Australia and New Zealand and this Prospectus and the accompanying Entitlement and Acceptance Form do not constitute an offer to any person resident in any country other than Australia and New Zealand.

3.13 Enquiries

If you have any questions concerning your entitlement, please contact the Company's share registry by telephone on (08) 9323 2000, or fax on (08) 9323 2033, or contact your professional adviser.

4. INFORMATION DEEMED TO BE INCORPORATED IN PROSPECTUS

4.1 Short Form Prospectus

This Prospectus is a short form prospectus issued in accordance with section 712 of the Corporations Act. This means that this Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type, however, it incorporates by reference information contained the IPO Prospectus that has been lodged with the ASIC.

The information to be incorporated by reference into this Prospectus is summarised below in section 4.2 and will primarily be of interest to investors and their professional advisers or analysts.

Investors and their professional advisers are able to obtain a copy of the IPO Prospectus free of charge by contacting the Company at its registered office during normal business hours during the Offer Period. The IPO Prospectus will also be available by searching the ASIC's records in relation to Regenera, or by visiting the Company's website at www.regenera.com.au.

4.2 Summary of Information Deemed to be Incorporated

Set out below is a summary of the information contained in the IPO Prospectus that is deemed to be incorporated in this Prospectus to assist investors and their professional advisers to determine whether they need to obtain a copy of the IPO Prospectus for the purposes of making an informed investment decision in relation to the Options.

The sections referred to in this section 4.2 are references to sections in the IPO Prospectus.

Section 3 - Corporate and Business Overview

Section 3 contains the general information which follows:

(a) a brief history of the Company and Retmed, the Company which Regenera aimed to acquire a 51% holding through the issue of the IPO Prospectus;

(b) detailed information into age related macular degeneration and related diseases;

(c) information in relation to the products developed by Retmed, including Visagen, the Company's lead product, and other related products;

(d) information in relation to Retmed's complimentary product, an injection device for Visagen and potentially the administration of other eye treatments; and

(e) a description of the regulatory approval process for Visagen.

Section 4 – Directors and Advisory Committee

Section 4 contains information relating to each of the four directors of the Company and the two members of the advisory committee to the Company.

Section 5 - Independent Accountant's Report

Section 5 comprises of a report prepared by HLB Mann Judd, chartered accountants, dated 8 April 2004 (**Independent Accountant's Report**). The Independent Accountant's Report was included in the IPO Prospectus to assist investors and their financial advisers in making an assessment of the financial position of the Company.

The Independent Accountant's Report contains the unaudited statement of financial position and a pro-forma balance sheet as at 31 March 2004 which reflected the position of the Company on the basis that various transactions, including the issue of all the Securities offered under the IPO Prospectus (excluding oversubscriptions), have been completed.

Based on the scope of their review, which was not an audit, HLB Mann Judd stated that nothing had come to their attention that would require any modification to the pro forma consolidated financial information of Regenera, as set out in Appendix 1 to their Independent Accountant's Report, in order for it to present fairly in accordance with the measurement requirements (but not the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia, the financial position of Regenera as at 31 March 2004, as if the material transactions in Appendix 1 (Note 1) had taken place as at 31 March 2004.

HLB Mann Judd further stated that based on the scope of their review, which was not an audit, nothing had come to their attention that would require any modification to the historical financial information of Regenera, as set out in Appendix 1 to their Independent Accountant's Report, in order for it to present fairly in accordance with the measurement requirements (but not the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia, the financial position of Regenera as at 31 March 2004 and its financial performance for the period ended on that date.

Section 6 - Intellectual Property Report

Section 6 consists of a report prepared by Wray & Associates, Patent and Trademark Attorneys, on the intellectual property owned by Retmed. The report details the ownership and status of the intellectual property and its coverage.

Section 7 - Risk Factors

Section 7 notes that an investment in Regenera has risks reasonably expected of an investment in a business of its type. It details a number of factors that may impact on the success and future profitability of Regenera. The factors referred to are economic risks, market conditions, additional requirements for capital, research and development, regulatory issues and government regulation, intellectual property rights, reliance on key personnel and the need to attract qualified staff, risk of product liability and uninsured risks, uncertainty of future profitability, industry risks, potential acquisitions and the speculative nature of the investment.

Section 8 - Additional Information

Section 8 sets out additional information required to be disclosed in the Prospectus including:

(a) interests of Directors, including share qualifications, remuneration and holdings;

(b) interests of persons named in the IPO Prospectus;

(c) details of the consents of persons named in the IPO Prospectus;

(d) details of material contracts entered into by the Company;

(e) rights attaching to the Shares offered by the IPO Prospectus;

(f) terms and conditions of Options offered by this Prospectus;

(g) a statement that the Directors have formally adopted a corporate governance policy;

(h) a statement that certain existing security holders may be required by ASX to enter into agreements which restrict dealings in Shares held by them;

(i) expenses of the offer; and

(j) a statement that the Company is not involved in any legal proceedings, nor are any proceedings pending or threatened against the Company.

5. FURTHER INFORMATION

5.1 Listing on ASX and Escrow of Securities

Regenera was admitted to the Official List on 11 June 2004 with official quotation of its Shares commencing on 16 June 2004.

Pursuant to chapter 9 of the ASX Listing Rules a number of the securities issued pursuant to the IPO Prospectus have been made subject to escrow requirements.

Details of these securities subject to escrow and the periods of escrow of those securities are as follows:

(a) 5,534,239 Shares escrowed until 31 March 2005;

(b) 9,656,333 Shares escrowed until 11 June 2006;

(c) 9,418,099 Options escrowed until 31 March 2005;

(d) 12,058,333 Options escrowed until 11 June 2006;

(e) 4,145,000 Class A Performance Shares escrowed until 11 June 2006;

(f) 855,000 Class A Performance Shares escrowed until 31 March 2005;

(g) 4,145,000 Class B Performance Shares restricted until 11 June 2006;

(h) 855,000 Class B Performance Shares escrowed until 31 March 2005;

(i) 8,290,000 Class C Performance Shares escrowed until 11 June 2006;

(j) 1,710,000 Class C Performance Shares escrowed until 31 March 2005;

(k) 8,380,000 Class D Performance Shares escrowed until 11 June 2006;

(l) 1,620,000 Class D Performance Shares escrowed until 31 March 2005;

(m) 12,570,000 Class E Performance Shares restricted until 11 June 2006;

(n) 2,430,000 Class E Performance Shares escrowed until 31 March 2005;

(o) 17,300,000 Class F Performance Shares escrowed until 11 June 2006; and

(p) 2,700,000 Class F Performance Shares escrowed until 31 March 2005.

The balance of the issued capital of the Company, being 25,059,094 Shares, are quoted and freely tradeable on ASX.

5.2 Activities Since Listing on ASX and Further Material Contracts

On 27 August the Company announced it had appointed 2 US ophthalmologists to its clinical and medical advisory board.

On 4 August the Company announced it had acquired new technology related to its core product Visagen.

On 3 August the Company announced it had received its first human ethics committee approval to commence Phase III human clinical trials at the Singapore Eye Institute for Visagen.

On 1 July 2004 the Company announced the exercise of its two call options in accordance with the shareholders agreement between the Company, Retmed and the shareholders in Retmed which resulted in the acquisition of 51% of the fully diluted issued shares in Retmed.

On 29 June 2004 the Company announced the acquisition by Retmed of significant intellectual property in the diabetes area for the treatment of back-of-eye diseases. The technology relates to a new application of an existing class of steroids for ocular use, especially in the treatment of macular retinal disorders due to diabetes.

On 24 June 2004 the Company announced that it had signed a memorandum of understanding with the Singapore Eye Research Institute and the National Research Institute of Ophthalmology in Singapore, for cooperation on planned clinical trials of Visagen. The trials will begin in September 2004.

On 21 June 2004 the Company announced that Mr Stuart Usher had been appointed as joint company secretary of the Company.

Other than as stated in this Prospectus, the Company is not aware of any material matter or circumstance that would impact on the contents of the IPO Prospectus or the activities and prospects of the Company and be relevant to assist investors or their professional advisers in making an informed assessment of relevant matters.

Other than as described above the Company has not entered into any other material contracts.

5.3 *Continuous Disclosure and Documents Available for Inspection*

The Company is listed on ASX and its Shares are quoted on ASX.

The Company is a "disclosing entity" for the purposes of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations, which require it to disclose to ASX any information of which it is or becomes aware concerning the Company and which a reasonable person would expect to have a material effect on the price or value of securities of the Company.

Copies of documents lodged with the ASIC in relation to the Company may be obtained from or inspected at, an office of the ASIC. This includes the IPO Prospectus referred to in section 4 of this Prospectus.

The Company will provide a copy of all documents used to notify ASX of information relating to the Company under the provisions of the Listing Rules since official quotation on 16 June 2004. As at the time of lodging this Prospectus the only such documents were:

Date	Details
27/04/04	Disclosure Document
15/06/04	Admission to Official List

15/06/04	Pre Quotations Disclosure
15/06/04	Distribution Schedule
15/06/04	Top 20 Shareholders
15/06/04	Undated Statement of Financial Position
15/06/04	Updated Statement of Commitment
15/06/04	Clinical Trials and Commercialisation of Visagen Cost Breakdown
15/06/04	Terms and Conditions of Class A Performance Shares
15/06/04	Terms and Conditions of Class B Performance Shares
15/06/04	Terms and Conditions of Class C Performance Shares
15/06/04	Terms and Conditions of Class D Performance Shares
15/06/04	Terms and Conditions of Class E Performance Shares
15/06/04	Terms and Conditions of Class F Performance Shares
15/06/04	Formation of Contracts Completion
15/06/04	Number and Escrow period of restricted securities
15/06/04	Appendix 1A – ASX Listing Application and Agreement
15/06/04	Constitution
21/06/04	Initial Directors Interest Notice x 4
21/06/04	Company Secretary Appointment
21/06/04	Becoming a Substantial Shareholder
24/06/04	Company signes MOU with Leading Eye Research Centre in South Asia
29/06/04	Strengthens Patent Position in Diabetic Eye Diseases
01/07/04	Completes acquisition of 21% of Retmed Pty Ltd
26/07/04	Change of Director's Interest Notice
30/07/04	Commitments Test Entity – Fourth Quarter Report
03/08/04	Study receives human ethics approval in SE Asia
04/08/04	Expands treatment for back of the eye diseases
04/08/04	Investor update presentation
19/08/04	Appendix 3B – Acquisition of intellectual property and patents

27/08/04	Appoints top US investigators to team
31/08/04	Preliminary final report
03/09/04	To proceed with shareholder option issue

5.4 Trading History

Official quotation of the Shares commenced on 16 June 2004 and consequently, the trading history on ASX as at the date of this Prospectus is limited to that period.

The highest and lowest recorded market sale prices of the Shares quoted on ASX during the period from commencement of Official Quotation to the date of this Prospectus were 54 cents on the 5th and 6th July 2004 and 38 cents on 24, 27 and 31st August 2004 respectively.

The last market sale price of the Shares on ASX on the last day that trading took place in these shares prior to the date of this Prospectus was 40 cents on 6 September 2004.

The Company has no options over Shares that are currently quoted on ASX.

5.5 Capital Structure

The capital structure of the Company following completion of the Offer is summarised below:

Shares **Number**	
Shares on issue at date of the Prospectus	40,249,666
Total Shares on issue at completion of the Offer	40,249,666
Options	
Total options on issue at the date of the Prospectus	21,576,432
Total options on issue at completion of the Offer	41,601,265
Performance Shares	
Class A Performance Shares on issue at date of the Prospectus	5,000,000
Class B Performance Shares on issue at date of the Prospectus	5,000,000
Class C Performance Shares on issue at date of the Prospectus	10,000,000

Class D Performance Shares on issue at date of the Prospectus	10,000,000
Class E Performance Shares on issue at date of the Prospectus	15,000,000
Class F Performance Shares on issue at date of the Prospectus	20,000,000
Total Performance Shares on issue at completion of the Offer	65,000,000

5.6 Pro-Forma Statement of Financial Position ADDITIONAL INFORMATION

REGENERA LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Pro-Forma Consolidated based on actual funds raised from prospectus	Pro-Forma Consolidated based on actual funds raised from prospectus and funds raised from option issue
	31 March 2004	31 March 2004
	$	$
Current Assets		
Cash assets	5,198,745	5,282,869
Receivables	64,544	64,544
Total Current Assets	5,263,289	5,347,413
Non Current Assets		
Property, plant and equipment	8,552	8,552
Intangible assets	6,050,195	6,050,195
Total Non Current Assets	6,058,747	6,058,747
Total Assets	11,322,036	11,406,160
Current Liabilities		
Payables	42,600	42,600
Total Current Liabilities	42,600	42,600
Total Liabilities	42,600	42,600
Net Assets	11,279,436	11,363,560
Equity		
Contributed equity	11,447,553	11,531,677
Accumulated losses	(362,500)	(362,500)
Outside equity interest	194,383	194,383
Total Equity	11,279,436	11,363,560

Notes:

(a) The above unaudited pro-forma Statement of Financial position has been prepared on the basis that there have been no material movements in the assets and liabilities of the Company between 31 March 2004 and the completion of the Rights Issue, except:

(i) the issue of Options pursuant to this Prospectus to raise up to $100,624 (before expenses of the Rights Issue); and

(ii) expenses of the issue of approximately $16,500 which are to be written off to Share Capital.

(b) No allowance has been made for other expenditure incurred in the normal course of business from 31 March 2004 to the date of this prospectus.

(c) Accounting Policies – the accounting policies have been consistently applied by the Company and are consistent with those applied in the Prospectus.

(d) Subsequent Events – there have been no material transactions or events subsequent to 31 March 2004, other than those included in this Prospectus, which would require comment on, or adjustment to, the financial information referred to in the pro forma financial report or that would cause such information in this report to be misleading.

(e) Contingent Liabilities – there were no contingent liabilities of the Company as at 31 March 2004.

Pro forma Transactions

1. The movement in Cash Assets is reconciled as follows:

	$
Balance per Pro-Forma accounts 31 March 2004 based on actual funds raised from Prospectus dated 8 April 2004	5,198,745
Placement of Options	100,624
Less: expenses of Offer	(16,500)
Pro forma balance at 31 March 2004	5,282,869

2. The movement in Contributed Equity is reconciled as follows:

	$
Balance per Pro-Forma accounts at 31 March 2004 based on actual funds raised from Prospectus dated 8 April 2004	11,447,553
Issue of Options	84,124
Pro forma balance at 31 March 2004	11,531,677

5.7 Terms and Conditions of Options

The material terms and conditions of the Options are as follows:

(a) the Options will be exercisable at any time prior to 5.00pm WST on 30 June 2008 (**Expiry Date**). Options not exercised on or before the Expiry Date will automatically lapse;

(b) the Options may be exercised wholly or in part by completing an application form for Shares (**Notice of Exercise**) delivered to the Company's share registry and received by it any time prior to the Expiry Date;

(c) each Option will entitle the holder to subscribe (in respect of each Option held) for a Share with an exercise price as follows:

(i) if an Option is exercised prior to 30 April 2005, the exercise price will be $0.75 per Share; and

(ii) if an Option is exercised between 1 May 2005 and the Expiry Date, the exercise price will be $1.10 per Share;

(d) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares. The Company will apply to ASX to have the Shares granted Official Quotation;

(e) if an Option is exercised on or before 30 April 2005, the holder will also be issued with a new Option on the same terms as these Options (**New Option**), with the exception that the exercise price will be $1.10 per Share and the holder will not be entitled to the issue of any further Options in the event the New Option is exercised. Application will be made to ASX for listing of these Options on 1 May 2005;

(f) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(g) any Notice of Exercise received by the Company's share registry on or prior to the Expiry Date will be deemed to be a Notice of Exercise as at the last Business Day of the month in which such notice is received;

(h) there will be no participating entitlements inherent in the Options to participate in new issues of capital which may be offered to Shareholders during the currency of the Options. Prior to any new pro rata issue of securities to Shareholders, holders of Options will be notified by the Company and will be afforded 7 Business Days before the record date (to determine entitlements to the issue), to exercise Options;

(i) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, all rights of an Option Holder are to be changed in a manner consistent with the ASX Listing Rules. Subject to the Corporations Act, the ASX Listing Rules and the Constitution, the Options may be transferred at any time prior to the Expiry Date; and

(j) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

The current unlisted Options have been issued on the same terms as those set out above other than:

(a) the Options are exercisable at any time prior to 5.00pm WST on 30 June 2007 (**Expiry Date**). Options not exercised on or before the Expiry Date will automatically lapse;

(b) each Option will entitle the holder to subscribe (in respect of each Option held) for a Share with an exercise price of $0.60 for the life of the Option; and

(c) if an Option is exercised at any time before the Expiry Date, the holder will also be issued with a New Option (refer above).

5.8 Rights Attaching to Shares upon Conversion of Options

The rights attaching to Shares in the Company are:

(a) set out in the Constitution of the Company, a copy of which is available for inspection during normal business hours at the registered business office of the Company; and

(b) in certain circumstances, regulated by the Corporations Act, the Listing Rules, the ASTC Settlement Rules and the general law.

The following are the more important rights, privileges and restrictions attaching to the Shares offered for subscription by this Prospectus:

(a) subject to any special rights or restrictions for the time being attached to any class or classes of shares in the Company (at present there are none), at a general meeting every Shareholder present in person or by proxy, representative or attorney will have a vote on a show of hands and, on a poll, one vote for each Share held;

(b) each Shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to Shareholders under the Constitution or the Corporations Act;

(c) subject to any special rights of the holders of any Shares as to a dividend (at present there are none), any dividend declared shall be payable on all Shares in proportion to the number of Shares held by the Shareholders irrespective of the amount paid up or credited as paid up in respect of such Shares;

(d) subject to the rights of holders of Shares with special rights in a winding-up (at present there are none), on a winding-up of the Company all monies and property that are to be legally distributed among holders of shares will be distributed so that, to the greatest extent possible, the amount distributed is in proportion to the Shares held by Shareholders respectively, irrespective of the amounts paid up or credited as paid up in respect of the Shares. At the commencement of the winding up, shares classified by ASX as restricted securities shall rank on a return of capital after all other shares; and

(e) subject to the Constitution and the Corporations Act, Shares are freely transferable.

5.9 Taxation

It is the responsibility of all persons to satisfy themselves of the particular taxation treatment that applies to them by consulting their own professional tax advisers before investing in the Options. Taxation consequences will depend on particular circumstances. Neither Regenera nor any of its officers accept any liability or responsibility in respect of the taxation consequences of the matters referred to above or any other taxation consequences connected with an investment in the Options in Regenera or dealing with an entitlement in this Rights Issue.

5.10 Overseas Participants

The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus should seek advice and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make an offer.

5.11 Interests of Directors and Experts

A full disclosure of the interests of Directors, experts and promoters of and to the Company for the period commencing on incorporation of the Company and to the date of issue of the IPO Prospectus are set out in section 8 of the IPO Prospectus and other than as set out below or elsewhere in this Prospectus, that information and disclosure remains current.

Directors are not required under the Company's Constitution to hold any Shares. As at the date of this Prospectus, the Directors have relevant interests in securities in the Company as set out in the table below:

Director	No. of Shares	No. of 2007 Options	No. of Performance Shares
My Tony Fitzgerald	750,001	750,000	2,300,000
Dr William Ardrey IV	700,000	250,000	8,500,000
Mr Finian MacCana	180,000	420,000	Nil
Mr Stephen Newman	1,278,333	1,288,333	1,130,000

Notes:

(a) Dr Ardrey holds 250,000 Class A Performance Shares, 250,000 Class B Performance Shares, 500,000 Class C Performance Shares, 1,000,000 Class D Performance Shares, 1,500,000 Class E Performance Shares and 5,000,000 Class F Performance Shares.

(b) Mr Newman holds 95,000 Class A Performance Shares, 95,000 Class B Performance Shares, 190,000 Class C Performance Shares, 180,000 Class D Performance Shares, 270,000 Class E Performance Shares, 300,000 Class F Performance Shares.

(c) Mr Fitzgerald has a beneficial interest in 200,000 Class A Performance Shares, 200,000 Class B Performance Shares, 400,000 Class C Performance Shares, 300,000 Class D Performance Shares, 600,000 Class E Performance Shares and 600,000 Class F Performance Shares. Mr Fitzgerald is a shareholder and Director of HealthTec Growth Partners, which will receive certain fees and benefits as described in the IPO Prospectus.

5.12 Consents

Persons who make statements in this Prospectus or who made statements in the IPO Prospectus which are being incorporated by reference into this Prospectus need to provide their written consent for such use.

Each of the parties referred to in this section 6.6:

(a) does not make, or purport to make, any statement in this Prospectus other than those referred to in this section; and

(b) to the maximum extent permitted by law, expressly disclaim and take no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this section.

HLB Mann Judd have given their written consent to being named as auditor to the Company in this Prospectus and to the inclusion by reference in this Prospectus of its Independent Accountant's Report set out in section 5 of the IPO Prospectus, in the form and context in which the report is included in the IPO Prospectus. HLB Mann Judd have not withdrawn their consent prior to lodgement of this Prospectus with the ASIC.

Steinepreis Paganin have given their written consent to being named as the solicitors to the Company in this Prospectus and have not withdrawn their consent prior to the lodgement of this Prospectus with the ASIC.

Wray & Associates have given their written consent to being named as the Company's patent attorneys and to the inclusion by reference in this Prospectus of its Patent Report set out in the IPO Prospectus, in the form and context in which the report is included in the IPO Prospectus. Wray & Associates have not withdrawn their consent prior to the lodgement of this Prospectus with the ASIC.

HealthTec Growth Partners have given their written consent to being named as corporate adviser to the Company in this Prospectus and have not withdrawn their consent prior to the lodgement of this Prospectus with the ASIC.

Computershare Investor Services Pty Ltd have given their written consent to being named the Company's share registry in this Prospectus and have not withdrawn their consent prior to lodgement of this Prospectus with the ASIC.

5.13 Legal Proceedings

There is no litigation, arbitration or proceedings pending against or involving the Company as at the date of this Prospectus.

5.14 Expenses of the Issue

The total expenses of the issue are estimated to be $16,500 comprising legal and due diligence costs, printing and other administrative expenses, including ASX quotation fees.

6. AUTHORITY OF DIRECTORS

Each of the Directors has consented to the lodgement of this Prospectus in accordance with section 720 of the Corporations Act.

Dated the 7th day of September 2004



Signed for and on behalf of
REGENERA LIMITED
by Dr William Ardrey

7. DEFINITIONS

Applicant means a person who submits an Entitlement and Acceptance Form or a Shortfall Application Form.

ASIC means Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ACN 008 624 691).

Board means the board of Directors unless the context indicates otherwise.

Business Day means a day other than a Saturday or Sunday on which banks are open for business in Perth, Western Australia.

CHESS means ASX Clearing House Electronic Subregistry System.

Class A Performance Share has the meaning given in the IPO Prospectus.

Class B Performance Share has the meaning given in the IPO Prospectus.

Class C Performance Share has the meaning given in the IPO Prospectus.

Class D Performance Share has the meaning given in the IPO Prospectus.

Class E Performance Share has the meaning given in the IPO Prospectus.

Class F Performance Share has the meaning given in the IPO Prospectus.

Closing Date means 5.00 p.m. WST on 1 October 2004 (unless extended), except in relation to the offer of the Shortfall (if any) which may remain open for a period of 3 months after this date.

Company or **Regenera** means Regenera Limited (ABN 35 107 371 460).

Constitution means constitution of the Company as at the date of this Prospectus.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the directors of the Company from time to time.

Dollars or **$** means Australian dollars unless otherwise stated.

Entitlement and Acceptance Form means the entitlement and acceptance form for the Rights Issue attached to or accompanying this Prospectus.

Listing Rules or **ASX Listing Rules** means the official Listing Rules of ASX.

IPO Prospectus means the prospectus lodged by the Company with the ASIC on 8 April 2004 for the offer of 16,000,000 Shares at an issue price of 50 cents each to raise $8,000,000 (oversubscriptions of up to a further 18,000,000 Shares at an issue price of 50 cents each to raise a further $4,000,000 were offered).

Offer means the offer of Options pursuant to this Prospectus.

Offer Period means the period commencing on the Opening Date and ending on the Closing Date.

Official List means the official list of ASX.

Opening Date means 17 September 2004.

Option Holders means those parties holding options to acquire Shares.

2007 Option means an option which can be exercised at a price of $0.60 on or before 30 June 2007 upon which the Option Holder will be issued one Share.

Option means an option for the issue of a Share on the terms set out in section 5.7 of this Prospectus.

Quotation and **Official Quotation** means official quotation on ASX.

Record Date means 5pm (WST) on 16 September 2004.

Rights Issue means the non-renounceable rights issue of Options to Shareholders pursuant to this Prospectus.

Share means one fully paid ordinary share in the capital of the Company.

Shareholder means a holder of Shares.

Shortfall means the Options (if any) not taken up under the Rights Issue.

Shortfall Application Form means the shortfall application form attached to or accompanying this Prospectus.

WST means Western Standard Time, Perth, Western Australia.

TO BE COMPLETED ONLY ON INSTRUCTIONS FROM THE DIRECTORS

SHORTFALL APPLICATION FORM

REGENERA LIMITED
ABN 35 107 371 460

I/We declare that this application is completed according to the declarations/appropriate statements and in accordance with the instructions and agree to be bound by the Constitution of Regenera Limited. I/We agree to take any number of Options equal to or less than the number applied for. I/We authorise the Directors to complete or amend this Shortfall Application Form where necessary to correct any errors or omissions.

NOTE: Return of this Shortfall Application Form with your cheque, bank draft or transfer of funds directly to the Company's bank account (subject to prior arrangement) for the application monies will constitute your offer to subscribe for Options in the Company. No signature is required. You should read the Prospectus before completing this Shortfall Application Form.

USE BLOCK LETTERS
Print your name

TITLE | GIVEN NAMES | SURNAME | Tax File Number(s) or exemption category

TITLE | JOINT APPLICATION NO. 2 OR ACCOUNT DESIGNATION

ADDRESS

SUBURB/TOWN | STATE | P/CODE

CONTACT NAME | TELEPHONE WORK | TELEPHONE HOME

PID | HIN

I/WE APPLY FOR | APPLICATION MONEY A$ | Date

Cheque Details

DRAWER | BANK | BRANCH | AMOUNT OF CHEQUE

Cheques should be made payable to "Regenera Limited – Option Issue".

INSTRUCTIONS TO APPLICANTS

Please complete all relevant sections of the Shortfall Application Form using BLOCK LETTERS. If you have any questions on how to complete this Shortfall Application Form please telephone Stuart Usher (Joint Company Secretary) on (08) 9389 5933.

Before completing this Shortfall Acceptance Form, applicants should read the Prospectus to which it relates.

The Prospectus does not constitute an offer in any place where or to any person to whom it would not be lawful to make such an offer.

Forward the Shortfall Application Form together with your remittance for application money at $0.005 per Option to:

Computershare Investor Services Pty Ltd
Level 2
45 St Georges Terrace
Perth WA 6000

Only cheques and/or bank drafts in Australian currency and drawn or payable on a bank within Australia should be sent, made payable to "Regenera Limited – Option Issue" and crossed "Not Negotiable".

A receipt for payment will not be forwarded.

Personal cheques drawn on overseas banks in Australian Dollars or in a foreign currency will not be accepted. These will be returned and the application deemed invalid.

R E G E N E R A

22nd September 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

COMPANY UPDATE - NEWSLETTER

Please find attached a shareholder newsletter for Regenera Limited which was distributed to shareholders along with the Short Form Prospectus for the non-renounceable rights issue of one (1) Option for every two (2) Shares held by shareholders at 5.00pmWST on 16th September 2004 at an issue price of 0.5 cents per option.

Yours sincerely,

Dr. William J Ardrey IV
Chief Executive Officer

About Regenera

Regenera operates in the area of ophthalmology and via its project company Retmed Pty Ltd has developed a treatment specifically for diseases of the back of the eye such as age-related macular degeneration (AMD) and diabetes-related (D-R) eye diseases. The Company listed on the Australian Stock Exchange on 16 June 2004.

Visagen™, Regenera's main product, is under development for the treatment of AMD and Diabetic related eye diseases. It is a proprietary formulation of the synthetic steroid, triamcinolone acetonide, a proven treatment of AMD. Recent clinical studies have demonstrated the effectiveness of TA in treating these diseases either alone or in conjunction with other treatments.

The company has recently initiated pilot manufacturing of its ocular drug formulations at a GMP/TGA licensed facility in Australia to support pre-clinical and clinical activities.

REGENERA NEWSLETTER

Issue 1 / September 2004

IN THIS ISSUE

MESSAGE FROM THE CEO

Dear Investors,

Regenera Limited listed on the ASX on 16 June and as we approach the end of our first quarter as a publicly listed company I am delighted to be able to send you our first newsletter that demonstrates how we are on track with our business strategy outlined in the prospectus and more importantly highlights our achievements in our first three months.

To achieve our objective to be a leading Australian eye care company, we have established a group of dedicated professionals who share a passion to bring our products to market as a much needed treatment for back of the eye diseases that are the leading cause of vision loss in the western world.

Your Regenera team includes professionals with scientific, regulatory, commercial, business strategy and quality management experience gained from working in various parts of the world. They are supported in their efforts by U.S based medical and regulatory affairs advisors and a board of directors with international experience in commercialisation of pharmaceutical and health related products.

To improve communication with our investors, the scientific community and patients affected by these diseases, we will send occasional newsletters, and will be enhancing our website, www.regenera.com.au

The next three months should see Regenera progress further toward the goal of commercialisation of our lead product Visagen™ as we commence Phase III clinical trials in Singapore and continue the work required to get our products to market.

Dr William Ardrey
CEO

Regenera Ltd
117 Stirling Highway
Nedlands
Western Australia 6009
t: +61 8 9389 5933
f: +61 8 9389 5944

REGENERA WELCOMED TO THE ASX

Regenera opened its $A8 million Initial Public Offer on 12 May 2004, offering for subscription up to 16,000,000 Shares at an issue price of $0.50 per Share. At the close of the IPO on 2 June 2004, Regenera had raised over $A10 million including oversubscriptions of more than $A2 million. Regenera successfully listed on the Australian Stock Exchange on 16 June 2004.

HIGHLIGHTS

- The Company's initial objective from listing was to acquire an equity interest of 51% in Retmed Pty Ltd, which has exclusive worldwide license rights to intellectual property associated with Visagen™, several related products and an improved ophthalmic injection device.

- Visagen™ was developed to treat Age-related macular degeneration (AMD) and is also in early stage development as a treatment for several diabetes related eye diseases including diabetic retinopathy (DR) and diabetic macular edema (DME). These diseases affect the back of the eye causing damage to the retina, macula and other parts of the eye responsible for transmitting images to the brain and potentially leading to severe vision loss.

- Visagen™ is a proprietary formulation of triamcinolone acetonide (TA) an established steroid that has been used for many years to treat arthritis and other inflammatory conditions.

- Regenera hold a granted U.S. patent for the use of TA in the eye as a treatment of macular degeneration.

- TA is frequently used "off-label" by ophthalmologists in the US to treat AMD, thus lending ophthalmic specialist support to the use of Visagen™ as an improved treatment.

- In order to license or sell Visagen™ for ophthalmic use, Regenera has commenced pursuing regulatory approval for Visagen™ and its related products with the U.S. Food and Drug Administration (FDA) and will also seek appropriate approvals with the Therapeutic Goods Administration (TGA) in Australia and similar authorities in other countries as required.

- Regenera has also expanded its portfolio of intellectual property through the acquisition of complementary IP that aims to broaden the range of eye diseases that we target and strengthens our position as a leading eye care company.

REGENERA ACQUIRES NEW TECHNOLOGY

Regenera Limited has recently acquired the four items of intellectual property (IP) previously held by its subsidiary, Retmed Pty Ltd.

Greater control of IP strengthens the company's position in strategic licensing negotiations and assists the commercialisation plans for the enhanced intellectual property portfolio.

Regenera's Chief Scientist, Dr. Philip Penfold said "Age-related macular degeneration and diabetes related eye diseases are two of the leading causes of severe vision loss. The assignment of IP to Regenera provides us with a strong strategic position for our technology which can halt the progress of these devastating conditions".

Regenera also announced that it has acquired additional technology relating to Visagen™ from MINU LLC, a U.S. based company established to develop the intellectual property portfolio of Dr Gholam Peyman, an internationally recognised retinal and vitreous surgeon and scientist.

Dr Peyman has also agreed to join Regenera's scientific team as Medical Research Director and will assist in the development of the company's range of ocular drugs and related devices.

The acquired intellectual property includes an issued U.S. patent relating to a method of visualisation of the vitreous during vitrectomy. This procedure involves the removal of the clear, gel-like vitreous from the middle and back segments of the eye which may contain blood, cells and particles which obscure vision.


Vitreous gel
Iris
Optic nerve
Cornea
Macula
Pupil
Fovea
Lens
Retina
Iris

Parts of the eye

continued over page

Visagen™ acts in the vitreous so the surgeon can see (visualise) the clear gel that needs to be extracted in order to remove the particles. In the U.S. there are an estimated 150,000 vitrectomies performed each year.

The two other patent applications also complement Regenera's existing IP portfolio; one being a method for minimising an increase in eye pressure that can be a potential side effect of TA, while the other describes the use of TA in combination with one or two other classes of drug to reduce or prevent ocular neovascularisation (new blood vessel formation in the eye) which usually occurs in AMD and diabetes related eye diseases and is a primary cause of damage to the retina.

"Dr Peyman is a leading ophthalmic surgeon and medical researcher. He is author or co-author of over 800 medical books and articles, and has an interest in several patent applications at various stages of approval. We are pleased by both the acquisition of this new technology, and the addition of Dr. Peyman to our scientific team," said Dr. Ardrey.

Under the terms of the Acquisition Agreement, Regenera will retain 75% of the future revenue stream generated from products developed and based on the acquired technology.

REGENERA TO ENTER PHASE III TRIALS

Regenera has received Human Ethics committee approval to commence Phase III human clinical trials of Visagen™ at the Singapore Eye Research Institute (SERI).

Dr William Ardrey, CEO of Regenera, said: "We are pleased to have commenced our first clinical trial of Visagen™ for the indication of Cystoid Macular Edema and will shortly expand these trials to include the indications of AMD, Uveitis and Diabetic Macular Edema."

"In addition, SERI may undertake a trial of Visagen™ as a co-therapy treatment in conjunction with photodynamic therapy (PDT) an existing approved treatment for AMD. Approximately 30 patients for each indication, totalling 120 patients, will be participating in the trials with SERI," Dr Ardrey concluded.

SERI is the national research institute of ophthalmology in Singapore and is dedicated to performing vision research with major eye centres and research institutions throughout the world. In Phase III trials, the treatment is given to groups of patients to confirm its effectiveness, monitor side effects, compare it with other treatments and collect data that will support an application for regulatory approval for labelling and marketing of a product.

ABOUT MACULAR DEGENERATION

Macular degeneration is the name given to a group of degenerative diseases that cause progressive loss of central vision, leaving only peripheral or side vision intact. It is usually related to ageing and most frequently affects people over 50 years of age, thus it is commonly referred to as Age-related macular degeneration (AMD).

The exact cause of macular degeneration is unknown and there is currently no cure available. Existing treatments are either very expensive or only applicable to sufferers of certain variants of the disease. There are an estimated 15 million AMD sufferers in the U.S. alone, with 10-15% afflicted with the more aggressive form of the disease called Wet AMD.

In Australia, an estimated 800,000 people suffer from AMD with 14% of sufferers exhibiting the late stages of the disease, which results in severe visual loss in one or both eyes.

Recent clinical studies in several countries have demonstrated the effectiveness of TA in treating Macular Degeneration and also demonstrated its potential effectiveness as part of co-therapy in conjunction with certain other treatments. An increasing use of TA by ophthalmologists in the U.S has also provided a level of support from medical practitioners as to the effectiveness of TA as an improved treatment.

Affect of Macular degeneration on human sight



REGENERA IN THE NEWS

Regenera has featured regularly in the media during and after listing, with over 55 articles appearing in Australian and International publications. Coverage included:

"Perth-based ophthalmology specialist Regenera has prevailed in an increasingly tough IPO market, closing its IPO today AUD$2 million oversubscribed, having raised in excess of AUD$10 million." (Australian Biotechnology News, 2 June 2004)

"Float up to the eyeballs - Regenera had sought $8m from investors but applications for shares exceeded $10m." (Daily Telegraph, 3 June 2004),

"Eye care company Regenera says it has acquired new technology for its ocular treatment Visagen from United States company MINU LLC. The acquisition includes three additional applications of the drug triamcinolone acetonide (TA), the Perth based company said." (Sydney Morning Herald, 4 August 2004)

CEO William Ardrey has also been featured on the Wall Street Reporter website in late June 2004, and the company was mentioned on the FDA news Drug Daily Bulletin (5 August 2004).

Keep a look out for further articles on Regenera and company updates over the next three months and visit the website www.regenera.com.au which is currently being enhanced to provide quality information to investors, AMD sufferers, medical practitioners and other stakeholders.

SHARE PRICE UPDATE

ASX Code: RGA

Market capitalisation: $A16.0 million*

High: $A0.53*

Key announcements:

- "Regenera Acquires Intellectual Property & Patents" (19 August 2004)
- "Expands Treatment for Back of The Eye Diseases" (4 August)
- "Study receives Human Ethics Approval in SE Asia" (3 August)
- "Regenera completes Acquisition of 51% of Retmed Pty Ltd" (1 July 2004)
- "Regenera strengthens patent position in Diabetic Eye Diseases" (29 June)

* as of 24th August 2004



Regenera Directors (left to right) Tony Fitzgerald (Non Executive Director and Chairman), Finian MacCana (Non Executive Director,) William Ardrey (Chief Executive Officer) and Stephen Newman (Non Executive Director)

For further infomation or to subscribe to the e-letter please contact:

Company Details
Regenera Ltd
117 Stirling Highway
Nedlands
Western Australia 6009
t: +61 8 9389 5933
f: +61 8 9389 5944

Newsletter Editor
Amy Winter
Level 25 Chifley Tower
Sydney
NSW 2000
t: +61 2 9293 2939
f: +61 2 9293 2828

REGENERA

Regenera Limited

Investor update
23 September 2004

REGENERA

Regenera Limited – an overview

- Australian company focused on licensing our IP portfolio to develop treatments for eye diseases including;
  - Age-related macular degeneration (AMD)
  - diabetic retinopathy (DR) and
  - diabetic macular edema (DME).
- Successful IPO on ASX (16 June 2004) enabled Regenera to acquire intellectual property developed at The University of Sydney.
- Regenera has acquired additional IP to support development of improved products to treat several diseases affecting the eye.
- Experienced management team with international experience commercialising health care and related technology.

Key achievements since listing

REGENERA

- Commenced Phase III clinical trials
- Commenced pilot manufacturing
- Commenced formulation of Visagen suite of products
- Announced relationship with SERI (Singapore Eye Research Institute)
- Commenced commercial licensing negotiations

Shares have traded in range of $0.38 - $0.54

Options to be issued in September

REGENERA

Australian health care sectors have outperformed over the last year



Relative Performance - Last 12 months
150
140
130
120
110
100
90
80
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Pharma & Biotech
Health Care Equip. & Services
All Ordinaries

The ASX Pharmaceuticals & Biotech index includes CSL while the ASX Healthcare Equipment & Services index includes Cochlear and Resmed.

REGENERA

International ophthalmic stocks have outperformed over the last year



Market Scope Index vs NYSE Composite
180
170
160
150
140
130
120
110
100
90
80
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Market Scope
NYSE Comp

Note: Market Scope is a leading U.S journal that follows developments in the eye care industry. This index comprises 26 pharmaceutical companies primarily focused on products that treat a range of ophthalmic conditions and are located in North America and Europe.

Nasdaq listed eye care company

QLT, Inc.

Summary details - $US

Close 3 Sep	$15.84
52 week High/Low	$30.70/$14.44
Shares outstanding	69,569,000
Market Cap 14 Sep	$1.102 bn
Earnings per share ('04E)	$0.84
P/E Ratio ('04E)	18.86
Total revenue ('03A)	$146.75m
Net Income ('03A)	$ 44.82m

QLTI share price – last 12 months



1 Year
09/13/04
$32.00
30.00
28.00
26.00
24.00
22.00
20.00
18.00
16.00
14.00
Oct Nov Dec 2004 Feb Mar Apr May Jun Jul Aug Sep
Volume
Charts By EDGAR
18.93 M
15.77
12.62
9.46
6.31
3.15
Oct Nov Dec 2004 Feb Mar Apr May Jun Jul Aug Sep
Click on the chart to view the underlying data

Nasdaq listed eye care company

Eyetech Pharmaceuticals, Inc.

REGENERA

Summary details - $US

Nasdaq IPO	Jan 2004
6.0m shares @	$21.00
Shares outstanding	41,030,000
Close on first day	$32.40
52 week High/Low	$49.12/$29.25
Close on 14 Sep	$33.27
Increase since IPO	58%
Market Cap 14 Sep	$1.365 bn

EYET share price – last 7 months



7 Month
09/13/04
$52.00
50.00
48.00
46.00
44.00
42.00
40.00
38.00
36.00
34.00
32.00
30.00
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Volume
Charts By EDGAR
7.54 M
6.29
5.03
3.77
2.51
1.26
Click on the chart to view the underlying data

REGENERA

Global companies in the eye care industry

Company	Major Partner (if any)	Drug	Indication	Stage
QLT	Novartis	Visudyne	AMD	In market
Eyetech	Pfizer	Macugen	AMD, DR	Phase 3
Alcon		Retaane	AMD	Phase 3
Genentech	Novartis	Lucentis	AMD	Phase 3
Bausch & Lomb		Retisert	DME	Phase 3
Eli Lilly		Ruboxistaurin	DR	Phase 3
Allergan (Oculex)		Posurdex	DME	Phase 2

Regenera
Getting great press coverage

Regenera has featured regularly in the press, including:

- Biotechnology News
- The Age
- West Australian
- Channel 7

Regenera keeps its eye on the prize

Eye disease specialist Regenera expects to announce its first commercial licensing agreement within 60 days, as three North American pharmaceutical companies vie for the rights to its macular degeneration treatment.

Company chairman Tony Fitzgerald left for the US yesterday to speed up talks with the potential partners and push for a co-therapy agreement that could provide Regenera with a revenue stream by the end of the calendar year.

Regenera chief executive William Ardrey said the drug, Visagen, was effective as a stand-alone treatment for macular degeneration but research showed that it worked best when used in combination with alternative treatments.

He said the company was pursuing a co-therapy licensing deal that would allow Visagen to be marketed in combination with another treatment such as photodynamic therapy — a procedure that involves the injection of a light-sensitive drug followed by the shining of a non-thermal laser in the eye.

Macular degeneration is the leading cause of blindness in people aged over 50 and the global market for the condition is believed to be about $2 billion.

While the company is reluctant to disclose the potential value of any deal, if recent negotiations in the industry are an indication, payments could be sizeable.

The Nasdaq-listed EyeTech last year received an upfront $US100 million ($A142 million) for partnering its macular degeneration drug, Macugen, with Pfizer. It is also in line for $195 million in milestone payments plus royalties.

While Visagen is still considered in the early stages of development, it is based on an established synthetic corticosteroid that has been used to treat arthritis, allergies and dermatoses. Regenera expects the drug to be on the market within two years.

The shares closed unchanged at 39.5¢.

Rebecca Urban

REGENERA

Age-related Macular Degeneration (AMD)$US 2 bn market segment



- Loss of central vision required for reading, driving and detail activities
- Debilitating impact on quality of life
- In the US 13 to 15 million people suffer this disease
- In Australia 800,000 are affected

AMD is the leading cause of blindness in the developed world for people aged 50 years and older. Companies in this space are very highly valued.

REGENERA

Diabetes related eye diseases $US 1bn market segment and growing

- A leading cause of vision loss for people aged < 50
- Diabetes is growing at near epidemic rates in many parts of the world
- In the U.S approx 10.3m people have been diagnosed with diabetes and another 5.4m have diabetes that has not been diagnosed (6% of population)
- In the U.S., diabetic retinopathy affects over 5.3m with varying degrees of vision loss, accounting for approximately one in three diabetics
- Diabetes related eye diseases also include diabetic macular edema and diabetic maculopathy

After 10 years, 25-50% of type 1 diabetes patients show signs of retinopathy, increasing to 75-95% after 15 years

Product summary

REGENERA

Product	Description
Visagen	The off-label standard of care in back-of-the-eye diseases. Its use is supported by numerous peer reviewed medical and scientific articles and presentations at international scientific meetings.
Visagen SR	A sustained release version of Visagen is based upon a different crystal size and an understanding of the behavior of TA with regard to flocculation and aggregation.
Visagen MR	Based on an alternate steroid and extends Regenera's product range further into the diabetes and macular edema markets. This steroid appears to have an anti-edematous effect on the retina.
Injection device	Designed for highly accurate guidance of intravitreal injections. The device has been designed as a stand-alone product for improved accuracy and efficiency and is also being developed with a pre-filled dosage of Visagen.

Product development and status

REGENERA



DRUG
PROOF OF PATENT
R&D
PRE-CLINICAL
Formulation
Lab
Animals
CLINICAL
Phase 1
Phase 2
Phase 3
Visagen PF
Visagen V-1
Visagen SR
Visagen MR
Visagen DH
Steroid Responder Kit
Injection Kit

What are Clinical Trials ?

REGENERA

- Phase I
  - Initial introduction of investigational new drug into healthy humans
- Phase II
  - To obtain preliminary data on drug efficacy for a particular indication in patients
- **Phase III**
  - **To obtain additional information about effectiveness and safety needed to evaluate the risks and benefits to the general population and for labelling of a drug**

Regulatory approval obtained after successful Phase III study leading to sales and marketing of a drug

Planned activities to mid 2005

REGENERA

	2nd Half '04	1st Half '05	2nd Half '05
Regulatory	1. U.S FDA RFD Filed 1 Indication: Favourable response received; 2. USFDA IND filed: 1 indication 3. TGA filing: 1 indication 4. Injection device global filings	1. Regulatory filings to expand 'indications' or target diseases	1. First regulatory panel submissions
Clinical	1. Phase III trials Ethics Approvals Received (1 indication) 2. Collaborative research agreement SERI: human and pre-clinical 3. Formulations pilot manufacture commenced in ACT TGA/GMP facility	1. Data collection from phase III to USFDA standards 2. Expanded indications for Visagen SR and MR 3. Commence co-therapy clinical trials 4. Major conference presentations	1. Major conference presentations and publications
Commercial	1. Engaged Ferghana Partners, Inc. to support licensing opportunities 2. Conclude first commercial licensing transaction 3. Level 1 ADR listing	1. Conclude second U.S commercial licensing transaction 2. Asian JV or licensing transaction	1. Achieve 1st and/or 2nd milestone payment from licensing deal 2. Diabetes related commercial transaction

REGENERA

Regenera
a "licensing" company


Research And Development
Pre Clinical Development
Clinical Trials
Phase I
Phase II
Phase III
Go to Market Strategy
Regenera's areas of activity

- No ground level research & development
- Lower overhead and infrastructure
- Faster time to revenue: upfront and ongoing
- Performance based revenue milestones
- Cost / expense sharing
- Facilitates development and enhancement of IP portfolio
- Typical deal:
  - Cash
  - Equity investment
  - Trials funded by partner
  - Percentage of sales

REGENERA

Ferghana Partners, Inc.
Licensing discussions have commenced

Accellerating Commercialisation

Ferghana Partners advise on;

- Corporate Partnering
- Mergers and Acquisitions
- Joint Ventures

Clients include;

- Established pharmaceutical and diagnostics companies
- Emerging Pharma and Biotechnology companies with a therapeutic focus.

Aventis Product Sale of Aventis' Refludan® to Schering AG SCHERING Partnering of Rights to Schering's Refludan® Outside of North America to Pharmion PHARMION	ATRIX Atrix Laboratories' Partnering of Japan Rights of its Prostate Cancer Drug To Sosei Co., Ltd SOSEI
Targeted Genetics' Global Partnering of Cystic Fibrosis Gene Therapy to Medeva/Celltech MEDEVA PLC	elan Sale of Elan Pharma S.A. (Elan Corporation subsidiary) to Sanders Morris Harris

REGENERA

Ferghana Partners, Inc.
Example of a recent transaction July '04

Companies: Vermalis Plc and Endo Pharmaceuticals Holdings Inc.

Transaction: North American sales and marketing rights to Frova

- $60m license fee
- $50m loan facility
- $40m milestone on FDA approval
- $225m in sales milestone
- Tiered royalties of 20% and higher
- Immediate investment in sales and marketing
- Funding of an agreed number of sales campaigns in 2006

Ferghana Partners, Inc. are specialist advisors
to the life sciences sector

Regenera
Current options issue

- Shareholders of record on 16 September will be entitled to receive one Regenera option for each two shares of Regenera stock that they own. The ex-entitlement date was 10 September.
- Regenera will apply to the ASX to have these options listed for official quotation.
- Important Features:
  - Issue price: $0.005
  - Expiration date: 30 June 2008
  - Strike Price:
    - $0.75 if exercised before 30 April 2005 at 5 pm
    - $1.10 if exercised after 30 April 2005
  - Option holders who exercise before 30 April 2005 will be entitled to receive another bonus option on a one for one basis, with a strike price of $1.10, and an expiration date of 30 June 2008.

Summary

REGENERA

- Growing incidence of target diseases
  - Macular degeneration
  - Diabetes related eye diseases
- Large market for improved treatments
- Proven primary product that works
- Expanding IP portfolio to broaden products
- Strong product development and pipeline
- Licensing and commercialisation discussions
- Pursuing strategic alliances

REGENERA

Forward looking statements and risks

This presentation contains forward-looking statements that are based on managements current expectations. These statements may differ materially from actual future events or results due to the range of risks and uncertainties associated with the drug development process including manufacturing and licensing, risks inherent in the regulatory approval process applicable in the U.S. and Australia including potential delays in obtaining approvals, market acceptance of Visagen, future financial requirements, general economic conditions, and other risks and uncertainties. There can also be no assurance that competitors will not independently develop similar products or processes that seek to circumvent patents owned or licensed by Regenera Group, or that patents owned or licensed by Regenera Group will provide adequate protection or competitive advantage.

REGENERA

22 September 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Extension of Closing Date of the Non-renounceable rights issue

Regenera Limited ("RGA") advises that the closing date in respect to the non-renounceable rights issue of Options per the Short Form Prospectus dated 7 September 2004 will be extended by one week.

The revised timetable is as follows:

Closing Date	8 October 2004
Options quoted on a deferred settlement basis	11 October 2004
ASX informed of under subscriptions	13 October 2004
Deferred settlement trading ends, holding statements dispatched and normal trading commences	14 October 2004

Shareholders are invited to contact the Joint Company Secretary, Mr Stuart Usher on 08 9389 5933 for further information concerning the Rights Issue.

Yours sincerely,

Dr. William J Ardrey IV
Chief Executive Officer

REGENERA

Regenera Limited



Investor update
September 2004

Regenera Limited – an overview

- Australian company focused on licensing our IP portfolio to develop treatments for eye diseases including;
  - Age-related macular degeneration (AMD)
  - diabetic retinopathy (DR) and
  - diabetic macular edema (DME).



Vitreous gel
Optic nerve
Macula
Fovea
Retina
Iris
Cornea
Pupil
Lens
Iris

- Successful IPO on ASX (16 June 2004) enabled Regenera to acquire intellectual property developed at The University of Sydney.
- Regenera has acquired additional IP to support development of improved products to treat several diseases affecting the eye.
- Experienced management team with international experience commercialising health care and related technology.

REGENERA

Regenera is an ophthalmic products licensing company



Research And Development
Pre Clinical Development
Clinical Trials
Phase I
Phase II
Phase III
Go to Market Strategy
Regenera's areas of activity

- Minimize basic research & development
- Lower overhead and infrastructure
- Faster time to revenue: upfront and ongoing
- Performance based revenue milestones
- Cost / expense sharing
- Facilitates development and enhancement of IP portfolio
- Typical deal:
  - Cash
  - Equity investment
  - Trials funded by partner
  - Percentage of sales

Key achievements since listing

REGENERA

- Commenced initial clinical trials
- Commenced pilot manufacturing
- Commenced formulation of Visagen suite of products
- Announced relationship with SERI (Singapore Eye Research Institute)
- Commenced commercial licensing negotiations

Shares have traded in range of $0.38 - $0.54

Regenera
Getting great press coverage

Regenera has featured regularly in the press, including:

- Biotechnology News
- The Age
- West Australian
- Channel 7

Regenera keeps its eye on the prize

Eye disease specialist Regenera expects to announce its first commercial licensing agreement within 60 days, as three North American pharmaceutical companies vie for the rights to its macular degeneration treatment.

Company chairman Tony Fitzgerald left for the US yesterday to speed up talks with the potential partners and push for a co-therapy agreement that could provide Regenera with a revenue stream by the end of the calendar year.

Regenera chief executive William Ardrey said the drug, Visagen, was effective as a stand-alone treatment for macular degeneration but research showed that it worked best when used in combination with alternative treatments.

He said the company was pursuing a co-therapy licensing deal that would allow Visagen to be marketed in combination with another treatment such as photodynamic therapy — a procedure that involves the injection of a light-sensitive drug followed by the shining of a non-thermal laser in the eye.

Macular degeneration is the leading cause of blindness in people aged over 50 and the global market for the condition is believed to be about $2 billion.

While the company is reluctant to disclose the potential value of any deal, if recent negotiations in the industry are an indication, payments could be sizeable.

The Nasdaq-listed EyeTech last year received an upfront $US100 million ($A142 million) for partnering its macular degeneration drug, Macugen, with Pfizer. It is also in line for $195 million in milestone payments plus royalties.

While Visagen is still considered in the early stages of development, it is based on an established synthetic corticosteroid that has been used to treat arthritis, allergies and dermatoses. Regenera expects the drug to be on the market within two years.

The shares closed unchanged at 39.5¢.

Rebecca Urban

Age-related Macular Degeneration (AMD)$US 2 bn market segment



- Loss of central vision required for reading, driving and detail activities
- Debilitating impact on quality of life
- In the US 13 to 15 million people suffer this disease
- In Australia 800,000 are affected

AMD is the leading cause of blindness in the developed world for people aged 50 years and older.
Companies in this space are very highly valued.

Wet Age-related Macular Degeneration (AMD)

REGENERA

Visagen™ Treats Many Inflammatory Diseases of the Eye

REGENERA

Diabetes related eye diseases
$US 1bn market segment and growing

- A leading cause of vision loss for people aged < 50
- Diabetes is growing at near epidemic rates in many parts of the world
- In the U.S approx 10.3m people have been diagnosed with diabetes and another 5.4m have diabetes that has not been diagnosed (6% of population)
- In the U.S., diabetic retinopathy affects over 5.3m with varying degrees of vision loss, accounting for approximately one in three diabetics
- Diabetes related eye diseases also include diabetic macular edema and diabetic maculopathy

After 10 years, 25-50% of type 1 diabetes patients show signs of retinopathy, increasing to 75-95% after 15 years

Diabetic Maculopathy

REGENERA

Visagen™ Treats Many Inflammatory Diseases of the Eye

Visualisation of the vitreous

REGENERA

Visagen™ used for visualisation in Vitrectomy

REGENERA

Product summary

Product	Description
Visagen	The off-label standard of care in back-of-the-eye diseases. Its use is supported by numerous peer reviewed medical and scientific articles and presentations at international scientific meetings.
Visagen SR	A sustained release version of Visagen is based upon a different crystal size and an understanding of the behavior of TA with regard to flocculation and aggregation.
Visagen MR	Based on an alternate steroid and extends Regenera's product range further into the diabetes and macular edema markets. This steroid appears to have an anti-edematous effect on the retina.
Injection device	Designed for highly accurate guidance of intravitreal injections. The device may be applicable as a stand-alone product for improved accuracy and efficiency or potentially developed with a pre-filled dosage of Visagen.

Product development and status

REGENERA



DRUG
PROOF OF PATENT
R&D
PRE-CLINICAL
Formulation
Lab
Animals
CLINICAL
Phase 1
Phase 2
Phase 3
Visagen PF
Visagen V-1
Visagen SR
Visagen MR
Visagen DH
Steroid Responder Kit
Injection Kit

Global companies in the eye care industry

REGENERA

Company	Major Partner (if any)	Drug	Indication	Stage
QLT	Novartis	Visudyne	AMD	In market
Eyetech	Pfizer	Macugen	AMD, DR	Phase 3
Alcon		Retaane	AMD	Phase 3
Genentech	Novartis	Lucentis	AMD	Phase 3
Bausch & Lomb		Retisert	DME	Phase 3
Eli Lilly		Ruboxistaurin	DR	Phase 3
Allergan (Oculex)		Posurdex	DME	Phase 2

Planned activities to mid 2005

REGENERA

	2nd Half '04	1st Half '05	2nd Half '05
Regulatory	1. U.S FDA RFD Filed 1 Indication: Favourable response received; 2. USFDA IND filed: 1 indication 3. TGA filing: 1 indication 4. Injection device global filings	1. Regulatory filings to expand 'indications' or target diseases	1. First regulatory panel submissions
Clinical	1. Phase III trials Ethics Approvals Received (1 indication) 2. Collaborative research agreement SERI: human and pre-clinical 3. Formulations pilot manufacture commenced in ACT TGA/GMP facility	1. Data collection from phase III to USFDA standards 2. Expanded indications for Visagen SR and MR 3. Commence co-therapy clinical trials 4. Major conference presentations	1. Major conference presentations and publications
Commercial	1. Engaged Ferghana Partners, Inc. to support licensing opportunities 2. Conclude first commercial licensing transaction 3. Level 1 ADR listing	1. Conclude second U.S commercial licensing transaction 2. Asian JV or licensing transaction	1. Achieve 1st and/or 2nd milestone payment from licensing deal 2. Diabetes related commercial transaction

Australian health care sectors have outperformed over the last year



Relative Performance - Last 12 months
150
140
130
120
110
100
90
80
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Pharma & Biotech
Health Care Equip. & Services
All Ordinaries

Note: The ASX Pharmaceuticals & Biotech index includes CSL while the ASX Healthcare Equipment & Services index includes Cochlear and Resmed.

International ophthalmic stocks have outperformed over the last year


Market Scope Index vs NYSE Composite
180
170
160
150
140
130
120
110
100
90
80
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Market Scope
NYSE Comp

Note: Market Scope is a leading U.S journal that follows developments in the eye care industry. This index comprises 26 pharmaceutical companies primarily focused on products that treat a range of ophthalmic conditions and are located in North America and Europe.

Summary

- Growing incidence of target diseases
  - Macular degeneration
  - Diabetes related eye diseases
- Large market for improved treatments
- Proven primary product that works
- Expanding IP portfolio to broaden products
- Strong product development and pipeline
- Licensing and commercialisation discussions
- Pursuing strategic alliances

REGENERA

Forward looking statements and risks

This presentation contains forward-looking statements that are based on managements current expectations. These statements may differ materially from actual future events or results due to the range of risks and uncertainties associated with the drug development process including manufacturing and licensing, risks inherent in the regulatory approval process applicable in the U.S. and Australia including potential delays in obtaining approvals, market acceptance of Visagen, future financial requirements, general economic conditions, and other risks and uncertainties. There can also be no assurance that competitors will not independently develop similar products or processes that seek to circumvent patents owned or licensed by Regenera Group, or that patents owned or licensed by Regenera Group will provide adequate protection or competitive advantage.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Regenera Limited**
ABN	**35 107 371 460**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Finian Brendan MacCana
Date of last notice	26 July 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 September 2004
No. of securities held prior to change	250,000 Options exercised at 60c expiring 30/06/07 The above securities are held in the name of Mr MacCana 180,000 Ordinary Shares 170,000 Options exercised at 60c expiring 30/06/07 The above securities are held by Lambert Mayfield Pty Ltd <The Lambert Super Fund> of which Mr MacCana has a beneficial interest.

+ See chapter 19 for defined terms.

Class	Ordinary Shares
Number acquired	10,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,227
No. of securities held after change	250,000 Options exercised at 60c expiring 30/06/07 The above securities are held in the name of Mr MacCana 190,000 Ordinary Shares 170,000 Options exercised at 60c expiring 30/06/07 The above securities are held by Lambert Mayfield Pty Ltd <The Lambert Super Fund> of which Mr MacCana has a beneficial interest.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

REGENERA

13 October 2004

The Manager
Company Announcements
Australian Stock Exchange
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

NON-RENOUNCEABLE RIGHTS ISSUE

In relation to the Non-renounceable rights issue per the 'Short Form Prospectus', dated 7 September 2004, the Company announces as follows:-

Total options available	20,124,814
Total option applications received	17,099,789
Shortfall	3,025,025
Shortfall applications received	3,025,025

The Shortfall has been fully allocated at the discretion of the Directors of the Company in accordance with the Short Form Prospectus dated 7 September 2004, to the extent Shareholders do not take up their full entitlement.

The new options issued (ASX Code: RGAO) commenced trading on the ASX 11 October 2004 on a deferred settlement basis with holding statements being despatched and normal trading commencing on Thursday 14 October 2004 .

Please find attached a report on the 'Top Twenty and Spread of Option holders'.

Yours sincerely,

Dr. William J Ardrey IV
Chief Executive Officer

Regenera Ltd ABN 35 107 371 460
Ground Floor, 117 Stirling Highway, NEDLANDS WA 6009
Tel +61 8 9389 5933 Fax +61 8 9389 5944

CLASS GROUP: *G8/OPTIONS EXP 30/06/08 @VARIABLE

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	PACIFIC HEALTHCARE INVESTMENTS LIMITED C/- CREDIT SUISSE TRUST BLEICHERWEG 33 PO BOX 656 ZURICH 8027 SWITZERLAND	5,125,025	25.34	1
	SANTE HOLDINGS PTY LTD <DEC FAMILY ACCOUNT> 56 CORINTHIAN ROAD WEST SHELLEY WA 6148	1,200,000	5.93	2
	HEALTHTEC GROWTH PARTNERS PTY LTD <WJA ACCOUNT> SUITE 1 117 STIRLING HIGHWAY NEDLANDS WA 6009	750,000	3.71	3
	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD 4001	750,000	3.71	4
	DR DONALD SANDERS <INDIVIDUAL RETIREMENT A/C> RAC DAIN RAUSCHER CUST 11 W BIRCHWOOD ILLINOIS 60521 USA	576,450	2.85	5
	MR STEPHEN NEWMAN 27-05 62 BAYSHORE ROAD BAYSHORE PARK SINGAPORE	519,166	2.57	6
	SOUTHAM INVESTMENTS 2003 PTY LTD <WARWICKSHIRE INVESTMENTS A/C> 441 VINCENT STREET (WEST) LEEDERVILLE WA 6007	400,000	1.98	7
	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC 3001	361,681	1.79	8
	DR ROBERT GALE MARTIN & MRS BERNICE VESTAL MARTIN 310 CREST ROAD SOUTHERN PINES	361,370	1.79	9

CLASS GROUP: *G8/OPTIONS EXP 30/06/08 @VARIABLE

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	NC 28387 USA			
	MATTINC VENTURES PTY LTD 34 GORDON STREET MOSMAN NSW 2088	316,666	1.57	10
	FIVE TIGERS INVESTMENTS LIMITED SUITE 143 738 BURKE ROAD CAMBERWELL VIC 3124	300,000	1.48	11
	MATOPOS HOLDINGS LIMITED PO BOX 218 43 LA MOTTE STREET ST HELIER JERSEY JE4 8SD UNITED KINGDOM	300,000	1.48	12
	NORA GOODRIDGE INVESTMENTS PTY LTD PO BOX 333 DOUBLEBAY NSW 1360	269,166	1.33	13
	HEALTHTEC GROWTH PARTNERS PTY LTD <STAFF ACCOUNT> SUITE 1 117 STIRLING HIGHWAY NEDLANDS WA 6009	250,000	1.24	14
	MR MURRAY KEN PAYNE PO BOX 77 KARRINYUP WA 6921	243,000	1.20	15
	MINU LLC 321 MILES BRANCH ROAD PITTSBORO NC 27312 USA	225,000	1.11	16
	WALKER CORPORATION PTY LTD <WALKER CORPORATION A/C> PO BOX 5384 SYDNEY NSW 2001	200,000	0.99	17
	DR DONALD SANDERS 11 W BIRCHWOOD HINSDALE ILLINOIS 60521 UNITED STATES OF AMERICA	167,379	0.83	18

CLASS GROUP: *G8/OPTIONS EXP 30/06/08 @VARIABLE

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	FIFTH GLENMAR PTY LTD PO BOX 243 CANTERBURY VIC 3126	166,666	0.82	19
	DR GHOLAM PEYMAN UNIT 1 8654 PONTCHATRAIN BOULEVARD NEW ORLEANS LA 70124 USA	144,107	0.71	20
	*** REPORT TOTAL ***	12,625,676	62.43	
	*** REMAINDER ***	7,599,138	37.57	
	*** GRAND TOTAL ***	20,224,814	100.00	

TOTAL CURRENT HOLDERS MEETING CRITERIA FOR THIS REPORT: 508

********** NUMBER OF PAGES WRITTEN = 3 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 113 ****

CRP/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** Range Of Units Summary *** (RSP510:17.45:131004)

REGENERA LIMITED/RGA RUN NUMBER 0076 No date A.C.N. 107 371 460 PAGE : 1

	1 to 1000	1001 to 5000	5001 to 10000	10001 to 100000	100001 to (MAX)	* TOTAL *	Less Than M/Parcel of 1000
*G8/OPTIONS EXP 30/06/08 @VARIABLE							
Holders							
Issuer		112	45	82	26	265	
Chess	6	130	54	50	3	243	5
Total	6	242	99	132	29	508	5
Units							
Issuer		352435	408424	3260200	12460927	16481986	
Chess	4157	515290	464177	1527523	1231681	3742828	3157
Total	4157	867725	872601	4787723	13692608	20224814	3157

TOTAL HOLDERS FOR CLASSES SELECTED 508

TOTAL UNITS " " " 20224814

****

********** NUMBER OF PAGES WRITTEN = 1 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 16 ****

****

REGENERA

RECEIVED
2004 OCT 27 A 11:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regenera Limited



Investor update
October 2004

Regenera Limited – an overview

- Australian drug pipeline company focused on licensing our IP portfolio to develop treatments for diseases of the back and middle of the eye including;
  - Age-related macular degeneration (AMD)
  - diabetic retinopathy (DR) and
  - diabetic macular edema (DME).



Vitreous gel
Optic nerve
Macula
Fovea
Retina
Iris
Cornea
Pupil
Lens
Iris

- Successful IPO on ASX (16 June 2004) enabled Regenera to acquire intellectual property developed at Sydney University.
- Regenera has acquired additional IP to support development of improved products to treat several diseases affecting the eye.
- Experienced management team with international experience commercialising health care and related technology.

Getting great press coverage

REGENERA

Regenera has featured regularly in the press, including:

- Australian Financial Review
- Biotechnology News
- The Age
- Channel 7

Regenera keeps its eye on the prize

Eye disease specialist Regenera expects to announce its first commercial licensing agreement within 60 days, as three North American pharmaceutical companies vie for the rights to its macular degeneration treatment.

Company chairman Tony Fitzgerald left for the US yesterday to speed up talks with the potential partners and push for a co-therapy agreement that could provide Regenera with a revenue stream by the end of the calendar year.

Regenera chief executive William Ardrey said the drug, Visagen, was effective as a stand-alone treatment for macular degeneration but research showed that it worked best when used in combination with alternative treatments.

He said the company was pursuing a co-therapy licensing deal that would allow Visagen to be marketed in combination with another treatment such as photodynamic therapy — a procedure that involves the injection of a light-sensitive drug followed by the shining of a non-thermal laser in the eye.

Macular degeneration is the leading cause of blindness in people aged over 50 and the global market for the condition is believed to be about $2 billion.

While the company is reluctant to disclose the potential value of any deal, if recent negotiations in the industry are an indication, payments could be sizeable.

The Nasdaq-listed EyeTech last year received an upfront $US100 million ($A142 million) for partnering its macular degeneration drug, Macugen, with Pfizer. It is also in line for $195 million in milestone payments plus royalties.

While Visagen is still considered in the early stages of development, it is based on an established synthetic corticosteroid that has been used to treat arthritis, allergies and dermatoses. Regenera expects the drug to be on the market within two years.

The shares closed unchanged at 39.5¢.

Rebecca Urban

Source: The Age, 3 September 2004

Key achievements since listing

- Announced relationship with SERI (Singapore Eye Research Institute)
- Commenced initial clinical trials
- Commenced formulation of Visagen suite of products
- Commenced pilot manufacturing
- Engaged in commercial licensing negotiations

Shares have traded in range of $0.38 - $0.54

Focus on licensing products from our ophthalmic drugs pipeline


Research And Development
Pre Clinical Development
Clinical Trials
Phase I
Phase II
Phase III
Go to Market Strategy
Regenera's areas of activity

- Minimize basic research & development
- Lower overhead and infrastructure
- Faster time to revenue: upfront and ongoing
- Performance based revenue milestones
- Cost / expense sharing
- Facilitates development and enhancement of IP portfolio
- Typical deal:
  - Cash
  - Equity investment
  - Trials funded by partner
  - Percentage of sales

REGENERA

Ferghana Partners, Inc.
Licensing discussions have commenced

Accelerating Commercialisation

Ferghana Partners advise on;

- Corporate Partnering
- Mergers and Acquisitions
- Joint Ventures

Clients include;

- Established pharmaceutical and diagnostics companies
- Emerging Pharma and Biotechnology companies with a therapeutic focus.

Aventis Product Sale of Aventis' Refludan® to Schering AG SCHERING Partnering of Rights to Schering's Refludan® Outside of North America to Pharmion PHARMION	ATRIX Atrix Laboratories' Partnering of Japan Rights of its Prostate Cancer Drug To Sosei Co., Ltd SOSEI
Targeted Genetics Targeted Genetics' Global Partnering of Cystic Fibrosis Gene Therapy to Medeva/Celltech MEDEVA PLC	elan Sale of Elan Pharma S.A. (Elan Corporation subsidiary) to Sanders Morris Harris

Age-related Macular Degeneration
Demographics are Destiny

REGENERA



- AMD is a USD $2 billion opportunity worldwide
- 14 million people suffer this disease in the US; 800,000 in Australia
- *Baby Boom* generation is entering age (>50) of greatest risk for AMD
- Loss of central vision required for reading, driving and detail activities
- Debilitating impact on quality of life

AMD is the leading cause of blindness in the developed world for people aged 50 years and older.
Companies in this space are very highly valued.

Wet Age-related Macular Degeneration (AMD)

REGENERA

Visagen™ Treats Many Inflammatory Diseases of the Eye

Diabetes-related eye diseases
Diet is Destiny

REGENERA

- Diabetes-related eye diseases are a USD $1 billion market segment ww
- Diabetes is growing at near epidemic rates in many parts of the world
- In the U.S. approximately 10.3m people have been diagnosed with diabetes and another 5.4m have diabetes that has not been diagnosed
- 90% of diabetes cases in the US are adult-onset diabetes (type 2)
- Diabetes is a leading cause of vision loss for people aged < 50
- In the U.S., diabetic retinopathy affects over 5.3m with varying degrees of vision loss, accounting for approximately one in three diabetics
- Diabetes related eye diseases also include diabetic macular edema and diabetic maculopathy

After 20 years, more than 60% of type 2 diabetics develop diabetic retinopathy.

Diabetic Maculopathy

REGENERA

Visagen™ Treats Many Inflammatory Diseases of the Eye

Product summary

REGENERA

Product	Description
Visagen	The off-label standard of care in back-of-the-eye diseases. Its use is supported by numerous peer reviewed medical and scientific articles and presentations at international scientific meetings.
Visagen SR	A sustained release version of Visagen is based upon a different crystal size and an understanding of the behavior of TA with regard to flocculation and aggregation.
Visagen MR	Based on an alternate steroid and extends Regenera's product range further into the diabetes and macular edema markets. This steroid appears to have an anti-edematous effect on the retina.
Visagen DH	Combination of agents each currently used for their different mechanisms of action in an application to control ocular neovascularization.
Injection device	Designed for highly accurate guidance of intravitreal injections. Device may be applicable as a stand-alone product for improved accuracy and efficiency or potentially developed with a pre-filled dosage of Visagen.
Steroid Responder	Screening tool to assess patients' sensitivity to glucocorticoids prior to administration of a full therapeutic dose of Visagen.

Visualisation of the vitreous

REGENERA

Visagen™ used for visualisation in Vitrectomy

Product development and status


DRUG
PROOF OF PATENT
PRE-CLINICAL
CLINICAL
R&D
Formulation
Lab
Animals
Phase 1
Phase 2
Phase 3
Visagen PF
Visagen V-1
Visagen SR
Visagen MR
Visagen DH
Steroid Responder Kit
Injection Kit

Global companies in the eye care industry

REGENERA

Company	Major Partner (if any)	Drug	Indication	Stage
QLT	Novartis	Visudyne	AMD	In market
Eyetech	Pfizer	Macugen	AMD, DR	Phase 3
Alcon		Retaane	AMD	Phase 3
Genentech	Novartis	Lucentis	AMD	Phase 3
Bausch & Lomb		Retisert	DME	Phase 3
Eli Lilly		Ruboxistaurin	DR	Phase 3
Allergan (Oculex)		Posurdex	DME	Phase 2

Australian health care sectors have outperformed over the last year



Relative Performance - Last 12 months
150
140
130
120
110
100
90
80
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Pharma & Biotech
Health Care Equip. & Services
All Ordinaries

Note: The ASX Pharmaceuticals & Biotech index includes CSL while the ASX Healthcare Equipment & Services index includes Cochlear and Resmed.

International ophthalmic stocks have outperformed over the last year



Market Scope Index vs NYSE Composite
180
170
160
150
140
130
120
110
100
90
80
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Market Scope
NYSE Comp

Note: Market Scope is a leading U.S journal that follows developments in the eye care industry. This index comprises 26 pharmaceutical companies primarily focused on products that treat a range of ophthalmic conditions and are located in North America and Europe.

Nasdaq listed eye care company
Eyetech Pharmaceuticals, Inc.

Summary details - $US

Nasdaq IPO	Jan 2004
6.0m shares @	$21.00
Shares outstanding	41,030,000
Close on first day	$32.40
52 week High/Low	$49.12/$29.25
Close on 12 Oct	$36.00
Increase since IPO	71%
Market Cap 12 Oct	$1.477 bn

EYET share price – last 8 months



8 Month
10/12/04
$52.00
50.00
48.00
46.00
44.00
42.00
40.00
38.00
36.00
34.00
32.00
30.00
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Volume
Charts By BIGCHARTS
7.54 M
6.28
5.03
3.77
2.51
1.26
Click on the chart to view the underlying data

Nasdaq listed eye care company QLT, Inc.

REGENERA

Summary details - $US

Close 12 Oct	$15.74
52 week High/Low	$30.70/$14.44
Shares outstanding	69,590,000
Market Cap 12 Oct	$1.095 bn
Earnings per share ('04E)	$0.83
P/E Ratio ('04E)	18.96
Total revenue ('03A)	$146.75m
Net Income ('03A)	$ 44.82m

QLTI share price – last 12 months



1 Year
10/12/04
$32.00
30.00
28.00
26.00
24.00
22.00
20.00
18.00
16.00
14.00
Nov
Dec
2004
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Volume
Charts By EDGAR
18.93 M
15.77
12.62
9.46
6.31
3.15
Click on the chart to view the underlying data

Planned activities through 2005

	2nd Half '04	1st Half '05	2nd Half '05
Regulatory	1. U.S FDA RFD Filed 1 Indication: Favourable response received; 2. USFDA IND filed: 1 indication 3. TGA filing: 1 indication 4. Injection device global filings	1. Regulatory filings to expand 'indications' or target diseases	1. First regulatory panel submissions
Clinical	1. Phase III trials Ethics Approvals Received (1 indication) 2. Collaborative research agreement SERI: human and pre-clinical 3. Formulations pilot manufacture commenced in ACT TGA/GMP facility	1. Data collection from phase III to USFDA standards 2. Expanded indications for Visagen SR and MR 3. Commence co-therapy clinical trials 4. Major conference presentations	1. Major conference presentations and publications
Commercial	1. Engaged Ferghana Partners, Inc. to support licensing opportunities 2. Conclude first commercial licensing transaction 3. Level 1 ADR listing	1. Conclude second U.S commercial licensing transaction 2. Asian JV or licensing transaction	1. Achieve 1st and/or 2nd milestone payment from licensing deal 2. Diabetes related commercial transaction

Summary

- Growing incidence of target diseases
  - Macular degeneration
  - Diabetes related eye diseases
- Large market for improved treatments
- Proven primary product that works
- Expanding IP portfolio to broaden products
- Strong product development and pipeline
- Licensing and commercialisation discussions
- Pursuing strategic alliances

Regenera Limited
Ground Floor, 117 Stirling Highway
Nedlands, Western Australia 6009

t: +61 8 9389 5933
f: +61 8 9389 5944
e: info@regenera.com.au

Forward looking statements and risks

This presentation contains forward-looking statements that are based on managements current expectations. These statements may differ materially from actual future events or results due to the range of risks and uncertainties associated with the drug development process including manufacturing and licensing, risks inherent in the regulatory approval process applicable in the U.S. and Australia including potential delays in obtaining approvals, market acceptance of Visagen, future financial requirements, general economic conditions, and other risks and uncertainties. There can also be no assurance that competitors will not independently develop similar products or processes that seek to circumvent patents owned or licensed by Regenera Group, or that patents owned or licensed by Regenera Group will provide adequate protection or competitive advantage.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Regenera Limited

ABN

35 107 371 460

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Conversion from Previously Unlisted Options (ASX Code: RGAAP to RGAO)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options – only in exercise
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Information contained in Appendix 3b lodged 19 August 2004
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Information contained in Appendix 3b lodged 19 August 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
25,059,094	Ordinary shares
20,224,814	Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,190,572	Ordinary shares
		21,476,432	Options expiring 30 June 2007 exercisable at $0.60
		5,000,000	Class A Performance shares
		5,000,000	Class B Performance shares
		10,000,000	Class C Performance shares
		10,000,000	Class D Performance shares
		15,000,000	Class E Performance shares
		20,000,000	Class F Performance shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000

+ See chapter 19 for defined terms.

10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Stuart Usher
Joint Company Secretary

14 October 2004

+ See chapter 19 for defined terms.

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Regenera Limited



Investor update
October 2004

Regenera Limited – an overview

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- Australian drug pipeline company focused on licensing our IP portfolio to develop treatments for diseases of the back and middle of the eye including;
  - Age-related macular degeneration (AMD)
  - Diabetic retinopathy (DR) and
  - Diabetic macular edema (DME).



Vitreous gel
Optic nerve
Macula
Fovea
Retina
Iris
Cornea
Pupil
Lens
Iris

- Successful IPO on ASX (16 June 2004) enabled Regenera's subsidiary to acquire intellectual property developed at the University of Sydney.
- Regenera has acquired additional IP to support development of improved products to treat several diseases affecting the eye.
- Experienced management team with international experience commercialising health care and related technology.

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Getting great press coverage

Regenera has featured regularly in the press, including:

- Australian Financial Review
- Biotechnology News
- The Age
- Channel 7

Regenera keeps its eye on the prize

Eye disease specialist Regenera expects to announce its first commercial licensing agreement within 60 days, as three North American pharmaceutical companies vie for the rights to its macular degeneration treatment.

Company chairman Tony Fitzgerald left for the US yesterday to speed up talks with the potential partners and push for a co-therapy agreement that could provide Regenera with a revenue stream by the end of the calendar year.

Regenera chief executive William Ardrey said the drug, Visagen, was effective as a stand-alone treatment for macular degeneration but research showed that it worked best when used in combination with alternative treatments.

He said the company was pursuing a co-therapy licensing deal that would allow Visagen to be marketed in combination with another treatment such as photodynamic therapy — a procedure that involves the injection of a light-sensitive drug followed by the shining of a non-thermal laser in the eye.

Macular degeneration is the leading cause of blindness in people aged over 50 and the global market for the condition is believed to be about $2 billion.

While the company is reluctant to disclose the potential value of any deal, if recent negotiations in the industry are an indication, payments could be sizeable.

The Nasdaq-listed EyeTech last year received an upfront $US100 million ($A142 million) for partnering its macular degeneration drug, Macugen, with Pfizer. It is also in line for $195 million in milestone payments plus royalties.

While Visagen is still considered in the early stages of development, it is based on an established synthetic corticosteroid that has been used to treat arthritis, allergies and dermatoses. Regenera expects the drug to be on the market within two years.

The shares closed unchanged at 39.5¢.

Rebecca Urban

Source: The Age, 3 September 2004

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Key achievements since listing

- Announced relationship with SERI (Singapore Eye Research Institute)
- Commenced initial clinical trials
- Commenced formulation of Visagen suite of products
- Commenced pilot manufacturing
- Engaged in commercial licensing negotiations

Shares have traded in range of $0.38 - $0.54

Focus on licensing products from group's ophthalmic drugs pipeline



Research And Development
Pre Clinical Development
Clinical Trials
Phase I
Phase II
Phase III
Go to Market Strategy
Regenera's areas of activity

- Minimize basic research & development
- Lower overhead and infrastructure
- Faster time to revenue: upfront and ongoing
- Performance based revenue milestones
- Cost / expense sharing
- Facilitates development and enhancement of IP portfolio
- Typical deal:
  - Cash
  - Equity investment
  - Trials funded by partner
  - Royalty on sales

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Ferghana Partners, Inc.
Supporting Regenera's licensing negotiations

Accelerating Commercialisation

Ferghana Partners advise on;

- Corporate Partnering
- Mergers and Acquisitions
- Joint Ventures

Clients include;

- Established pharmaceutical and diagnostics companies
- Emerging Pharma and Biotechnology companies with a therapeutic focus.

Aventis Product Sale of Aventis' Refludan® to Schering AG SCHERING Partnering of Rights to Schering's Refludan® Outside of North America to Pharmion PHARMION	ATRIX Atrix Laboratories' Partnering of Japan Rights of its Prostate Cancer Drug To Sosei Co., Ltd SOSEI
Targeted Genetics' Global Partnering of Cystic Fibrosis Gene Therapy to Medeva/Celltech MEDEVA PLC	elan Sale of Elan Pharma S.A. (Elan Corporation subsidiary) to Sanders Morris Harris

Age-related Macular Degeneration
Demographics are Destiny

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- AMD is a USD $2 billion opportunity worldwide
- 14 million people suffer this disease in the US; 800,000 in Australia
- *Baby Boom* generation is entering age (>50) of greatest risk for AMD
- Loss of central vision required for reading, driving and detail activities
- Debilitating impact on quality of life

AMD is the leading cause of blindness in the developed world for people aged 50 years and older.
Companies in this space are very highly valued.

Wet Age-related Macular Degeneration (AMD)



Diabetes-related eye diseases
Diet is Destiny

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- Diabetes-related eye diseases are a USD $1 billion global market
- Diabetes is growing at near epidemic rates in many parts of the world
- In the U.S. approximately 10.3m people have been diagnosed with diabetes and another 5.4m have diabetes that has not been diagnosed
- 90% of diabetes cases in the US are adult-onset diabetes (type 2)
- Diabetes is a leading cause of vision loss for people aged < 50
- In the U.S., diabetic retinopathy affects over 5.3m with varying degrees of vision loss, accounting for approximately one in three diabetics
- Diabetes related eye diseases also include diabetic macular edema and diabetic maculopathy

After 20 years, more than 60% of type 2 diabetics develop diabetic retinopathy.

Diabetic Maculopathy



Product summary

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Product	Description
Visagen	A preservative-free formulation of Triamcinolone Acetonide (TA) for ocular use. In recent years TA has become the off-label standard of care in back-of-the-eye diseases but to date no ocular-specific form of TA has been commercially available.
Visagen SR	A sustained release version of Visagen is based upon a different crystal size and an understanding of the behavior of TA with regard to flocculation and aggregation.
Visagen MR	Based on an alternate steroid and extends Regenera's product range further into the diabetes and macular edema markets. This steroid appears to have an anti-edematous effect on the retina.
Visagen DH	Combination of agents each currently used for their different mechanisms of action in an application to control ocular neovascularization.
Injection device	Designed for highly accurate guidance of intravitreal injections. Device may be applicable as a stand-alone product for improved accuracy and efficiency or potentially developed with a pre-filled dosage of Visagen.
Steroid Responder	Screening tool to assess patients' sensitivity to glucocorticoids prior to administration of a full therapeutic dose of Visagen.

Visualisation of the vitreous

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Product development and status

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DRUG
PROOF OF PATENT
R&D
PRE-CLINICAL
Formulation
Lab
Animals
CLINICAL
Phase 1
Phase 2
Phase 3
Visagen PF
Visagen V-1
Visagen SR
Visagen MR
Visagen DH
Steroid Responder Kit
Injection Kit

Global companies in the eye care industry

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Company	Major Partner (if any)	Drug	Indication	Stage
QLT	Novartis	Visudyne	AMD	In market
Eyetech	Pfizer	Macugen	AMD, DR	Phase 3
Alcon		Retaane	AMD	Phase 3
Genentech	Novartis	Lucentis	AMD	Phase 3
Bausch & Lomb		Retisert	DME	Phase 3
Eli Lilly		Ruboxistaurin	DR	Phase 3
Allergan (Oculex)		Posurdex	DME	Phase 2

Australian health care sectors have outperformed over the last year



Relative Performance - Last 12 months
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Aug-03
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Jan-04
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Mar-04
Apr-04
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Jul-04
Aug-04
Pharma & Biotech
Health Care Equip. & Services
All Ordinaries

Note: The ASX Pharmaceuticals & Biotech index includes CSL while the ASX Healthcare Equipment & Services index includes Cochlear and Resmed.

International ophthalmic stocks have outperformed over the last year



Market Scope Index vs NYSE Composite
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Jun-03
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Market Scope
NYSE Comp

Note: Market Scope is a leading U.S journal that follows developments in the eye care industry. This index comprises 26 pharmaceutical companies primarily focused on products that treat a range of ophthalmic conditions and are located in North America and Europe.

Nasdaq listed eye care company
Eyetech Pharmaceuticals, Inc.

Summary details - $US

Nasdaq IPO	Jan 2004
6.0m shares @	$21.00
Shares outstanding	41,030,000
Close on first day	$32.40
52 week High/Low	$49.12/$29.25
Close on 14 Oct	$41.24
Increase since IPO	96%
Market Cap 14 Oct	$1.69 billion

EYET share price – last 8 months



8 Month
10/15/04
$52.00
50.00
48.00
46.00
44.00
42.00
40.00
38.00
36.00
34.00
32.00
30.00
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Volume
8.72 M
7.27
5.81
4.36
2.91
1.45
Click on the chart to view the underlying data

Nasdaq listed eye care company QLT, Inc.

Summary details - $US

Close 14 Oct	$16.18
52 week High/Low	$30.70/$14.44
Shares outstanding	69,590,000
Market Cap 14 Oct	$1.13 billion
Earnings per share ('04E)	$0.83
P/E Ratio ('04E)	19.49
Total revenue ('03A)	$146.75m
Net Income ('03A)	$ 44.82m

QLTI share price – last 12 months



1 Year
10/15/04
$32.00
30.00
28.00
26.00
24.00
22.00
20.00
18.00
16.00
14.00
Nov Dec 2004 Feb Mar Apr May Jun Jul Aug Sep Oct
Volume
Charts By EDGAR
18.93 M
15.77
12.62
9.46
6.31
3.15
Nov Dec 2004 Feb Mar Apr May Jun Jul Aug Sep Oct
Click on the chart to view the underlying data

Planned activities through 2005

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	2nd Half '04	1st Half '05	2nd Half '05
Regulatory	1. U.S FDA RFD Filed 1 Indication: Favourable response received; 2. USFDA IND filed: 1 indication 3. TGA filing: 1 indication 4. Injection device global filings	1. Regulatory filings to expand 'indications' or target diseases	1. First regulatory panel submissions
Clinical	1. Phase III trials Ethics Approvals Received (visualization) 2. Collaborative research agreement SERI: human and pre-clinical 3. Formulations pilot manufacture commenced in ACT TGA/GMP facility	1. Data collection from trials to USFDA standards 2. Expanded indications for Visagen SR and MR 3. Commence co-therapy clinical trials 4. Major conference presentations	1. Major conference presentations and publications
Commercial	1. Engaged Ferghana Partners, Inc. to support licensing opportunities 2. Conclude first commercial licensing transaction 3. Level 1 ADR listing	1. Conclude second U.S commercial licensing transaction 2. Asian JV or licensing transaction	1. Achieve 1st and/or 2nd milestone payment from licensing deal 2. Diabetes related commercial transaction

Summary

- Growing incidence of target diseases
  - Macular degeneration
  - Diabetes related eye diseases
- Large market for improved treatments
- Proven primary product that works
- Expanding IP portfolio to broaden products
- Strong product development and pipeline
- Licensing and commercialisation discussions
- Pursuing strategic alliances

Regenera Limited
Ground Floor, 117 Stirling Highway
Nedlands, Western Australia 6009

t: +61 8 9389 5933
f: +61 8 9389 5944
e: info@regenera.com.au

Forward looking statements and risks

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This presentation contains forward-looking statements that are based on managements current expectations. These statements may differ materially from actual future events or results due to the range of risks and uncertainties associated with the drug development process including manufacturing and licensing, risks inherent in the regulatory approval process applicable in the U.S. and Australia including potential delays in obtaining approvals, market acceptance of Visagen, future financial requirements, general economic conditions, and other risks and uncertainties. There can also be no assurance that competitors will not independently develop similar products or processes that seek to circumvent patents owned or licensed by Regenera Group, or that patents owned or licensed by Regenera Group will provide adequate protection or competitive advantage.